UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
　 Form C/A: Amendment to Offering Statement
　　　☒ Check box if Amendment is material and investors must reconfirm within five business days. *This material amendment is filed to update the Audited Financial Statements, which have been restated, as well as to update the target number of securities to be offered to 5,000,000, make various updates to the Risk Factors, the description of Republic Core LLC's treatment of pre-sale instrument holders and the description of the Republic Core LLC business. Finally, this material amendment is filed to update the Offering Deadline to March 28, 2023.*
　 Form C-AR: Annual Report
　 Form C-AR/A: Amendment to Annual Report
　 Form C-TR: Termination of Reporting

Name of Issuer:

Republic Core LLC (f/k/a Republic Block LLC)

Legal status of Issuer:

　　　Form:

　　　LLC

　　　Jurisdiction of Incorporation/Organization:

　　　Delaware

　　　Date of Organization:

　　　March 8, 2019

Physical Address of Issuer:

149 5th Avenue, Floor 10, New York, NY 10010

Website of Issuer:

www.republic.co/note

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Intermediary is not receiving any compensation for facilitating the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary is not receiving any compensation for facilitating the Offering.

Type of Security Offered:

Subscription Agreement for Class B Membership Interest - Republic Notes

Target Number of Securities to be Offered:

5,000,000

Price (or Method for Determining Price):

$0.12 per Class B Membership Interest - Republic Notes

Target Offering Amount:

$600,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Issuer's discretion

Maximum offering amount (if different from Target Offering Amount):

$3,000,000

Deadline to reach the Target Offering Amount:

March 28, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$13,365,923	$7,158,794
Cash & Cash Equivalents	$3,753,009	$3,486,798
Accounts Receivable	$309,104	$13,236
Short-term Debt	$6,660,782	$316,937
Long-term Debt	$0	$0
Revenues/Sales	$1,629,853	$109,520
Cost of Goods Sold*	$0	$0
Taxes Paid	$0	$0
Net Income	($4,381,248)	($11,670,080)

)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXPLANATORY NOTE**

Republic Core LLC is filing this material Form C/A to update the Audited Financial Statements, which have been restated, as well as to update the target number of securities to be offered to 5,000,000. make various updates to the Risk Factors, the description of Republic Core LLC's treatment of pre-sale instrument holders and the description of the Republic Core LLC business. Finally, this material amendment is filed to update the Offering Deadline to March 28, 2023. The Form C filed by the Company on February 7, 2023 is hereby amended and superseded in all respects by this Form C/A.

**Republic Core LLC**



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

NOTICE REGARDING THE INTERMEDIARY AGENT

THE ISSUER AND THE INTERMEDIARY ARE AFFILIATED ENTITIES; NEVERTHELESS, THE INTERMEDIARY IS NOT ENDORSING, RECOMMENDING OR PROMOTING THIS OFFERING. THE AFFILIATED NATURE OF THE INTERMEDIARY AND THE ISSUER SHOULD NOT SUGGEST ANY ENDORSEMENT, RECOMMENDATION OR PROMOTION OF THE OFFERING. NO DIRECTOR, OFFICER, PARTNER OR OF THE INTERMEDIARY, NOR ANY PERSON OCCUPYING A SIMILAR STATUS OR PERFORMING A SIMILAR FUNCTION, HAS ANY "FINANCIAL INTEREST", AS DEFINED BY REGULATION CROWDFUNDING (CFR 17 § 227.300) IN THE ISSUER AND THE OFFERING. THE INTERMEDIARY AND ITS ASSOCIATED PERSONS ARE NOT BEING COMPENSATED FOR FACILIATING THIS OFFERING.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $600,000 (the "**Target Offering Amount**") and up to a maximum amount of $3,000,000 (the "**Maximum Offering Amount**") of Subscription Agreements (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Subscription Amount is $60.00 and the Maximum Individual Subscription Amount is $60,000.00. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by March 28, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Company is concurrently conducting an offering pursuant to Rule 506(c) of Regulation D, whereby, subscribers who are verified accredited investors, will be able to purchase the Securities (the "**Concurrent Offering**"). The Concurrent Offering is selling the Securities at the same price as this Offering, with a minimum investment amount of $1,000, a maximum investment amount of $60,000, and a maximum offering amount of $600,000. The Concurrent Offering has no minimum offering amount or contingencies. Further information on the Concurrent Offering may be found in the Private Placement Memorandum associated with the Concurrent Offering and available on the Deal Page (as defined below).

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under www.republic.com/note-2022 (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page. The Deal Page is part of the website (the "**Site**") maintained by the Company for its Client.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Upon acceptance of a subscription by the Company, subscribers will become entitled to Republic Core's Class B Membership Interests, which may also be referred to as "Republic Notes" (each, a "**Republic Note**"), as provided for in the Company's Second Amended and Restated Limited Liability Company Operating Agreement (the "**LLC Operating Agreement**") attached hereto as Exhibit D. However, in order to realize the rights associated with membership and become members of the Company, subscribers must take custody of the Republic Notes in digital form, which requires delivery of such Republic Note(s) to a Republic Wallet (as defined below). Upon notice from the Company of the intent to deliver Republic Notes to the Republic Wallet controlled by the Undersigned, the Undersigned will promptly execute a joinder to the Operating Agreement (the "**Delivery Date**"). Republic Core estimates such Delivery Date shall be prior to June 30, 2023, but may delay such time as its management deem necessary, in their sole discretion, to ensure regulatory compliance with the Republic Notes. Prior to the Delivery Date, subscribers will have no economic rights in the Company or the Republic Notes. All deliveries of Republic Notes will be made to investors' respective digital wallets on the Algorand blockchain ("**Republic Wallets**"). Upon the establishment of a unique Republic Wallet, the Company will contribute one (1) Algo ("**Algo(s)**" being the token native to the Algorand network) to open the address, as this is a requirement of the Algorand blockchain to effectively seed a new wallet. The one (1) Algo will be procured by the Company either from transfers from its affiliates, which hold Algos, or on the open market; the Company does not anticipate the procurement of the necessary Algos will have any material cost to the Company. The one (1) Algo used to establish each Republic Wallet will technically be the property of that Republic Wallet and not of the Company or the user of the Republic Wallet and will be tied to the Republic Wallet via the smart contract, and as such it will not be transferable or otherwise usable by the Republic Wallet controller. At this time, Republic Notes will not be delivered to, and Republic Note holders may not transfer Republic Notes to or hold Republic Notes through, a digital wallet that is created, maintained or managed by a third party service provider or a digital wallet hosting service, such as Coinbase.

Holders of Republic Notes may be able to hold Republic Notes through third party service providers in the future, but there can be no assurance that such capability will be implemented. If such a capability were implemented, a Republic Note holder would need to configure a third-party digital wallet to the standards created by the Company on the Algorand blockchain, complete verification through the Republic platform and supply the digital wallet address to the Company so that it can be recorded on the Republic Note Smart Contract with applicable transfer restrictions and permissions; this ability is speculative at this time. This means that the only way to hold Republic Notes or trade Republic Notes at the time of this offering circular is through wallets that have been developed by Republic Core and its affiliates, which may limit holders' liquidity and custody solutions with respect to Republic Notes.

Each holder of Republic Notes will be required to secure their own private key to their Republic Wallet (or third-party digital wallet if there is ever an ability to transfer Republic Notes to third-party wallets) which holds their Republic Notes. The Republic Wallet is a "hot wallet" in that it is connected to the internet and therefore can potentially facilitate the transfer of Republic Notes. A failure to secure the private key could result in the loss of the Republic Notes unless and until the Company identifies the stolen Republic Notes and burns them and re-mints them for the benefit of the holder. There is no guarantee the Company will be able to identify if Republic Notes were improperly transferred and

burn and then re-mint them. This is no different than the risk of unauthorized trades of securities; while a transfer agent may be able to recover the traded securities, there is no guarantee that the transfer agent will be able to do so. If the loss occurs before a dividend distribution is made with respect to Republic Notes (a "**Dividend Distribution**") but is not identified or reported until after the Dividend Distribution, this could result in the loss of the dividend and Republic Core will not be required to take steps to recover the impermissibly received Dividend Distributions. The Company does not anticipate this being an issue as holders will be informed prior to a Dividend Distribution and will therefore have an incentive to verify the status of their wallets and private keys. Holders of Republic Note can mitigate the risk of loss of assets by (i) protecting their private key and (ii) moving their digital assets, including Republic Notes, into a wallet that is "cold" or not connected to the internet. The Company does not insure holders of Republic Notes against loss of their Republic Notes.

Republic Notes

The Securities entitle the holder to become, subject to the terms and conditions therein, a member of the Company by becoming a holder of Class B membership interests in the Company, each of which is called a "Republic Note".

Republic Core is a limited liability company that is a technology company that provides services to other member companies in the "**Republic Ecosystem**," a multi-faceted technical and advisory business focused on capital markets that consists of Republic Parent and its affiliates (which includes Republic Core). The Republic Note is a security that is a limited liability company membership interest in Republic Core and that will be issued by Republic Core in digital form and cryptographically secured on the Algorand blockchain. Each Republic Note, representing a single unit of Class B limited liability company membership interests in Republic Core, represents a right to receive a portion of Republic Core Proceeds (as defined below), as and when Republic Core shares such Republic Core Proceeds with Republic Note holders in the form of Dividend Distributions. Each holder of a Republic Note outstanding at the time of any Dividend Distribution will be entitled to the same pro rata amount of that Dividend Distribution. Although the default payment medium initially will be United States dollars (except for certain non-U.S. investors, as described below), Republic Core reserves the right to make Dividend Distributions, if any, in certain non-security digital assets which Republic Core's management believes meet certain requirements discussed herein (which we refer to as "**Eligible Digital Assets**"); Republic Note holders will have no right to elect the form of Dividend Distribution and the form of such Dividend Distribution is solely in the discretion of the Republic Core, which may change, from time to time. Currently, no Eligible Digital Asset has been identified by Republic Core. Because Republic Core's revenue is primarily earned through Republic Core assisting other Republic Ecosystem entities in driving their respective businesses, the Republic Note represents an opportunity for holders to share indirectly in the business success of certain Republic Ecosystem entities.

Holders of Republic Notes, like holders of other limited liability company membership interests, will have limited rights as holders of Class B limited liability company membership interests in the Company. The only rights associated with Republic Notes will be the right to receive Dividend Distributions, and certain rights in the event of a liquidation of the Company, as described herein. Republic Parent, the Class A limited liability company member, has the right to all voting matters, all distributions not related to Republic Core Proceeds and specific liquidation preferences over Class B limited liability company membership interest holders. There are significant limitations on the obligations of Republic Core to make Dividend Distributions to the holders of Republic Notes, and Dividend Distributions may never be paid.

Holders of Republic Notes have no right to elect the form of Dividend Distribution; the form of Dividend Distribution is solely in the discretion of the Company and may differ between U.S. investors, non-U.S. persons who have a U.S. bank account and other non-U.S. persons. Republic Core intends to make Dividend Distributions to U.S. and non-U.S. investors in the same form of currency (either U.S. dollars or a foreign currency, or alternatively an Eligible Digital Asset) at the time of each Dividend Distribution event. Unless and until an Eligible Digital Asset is identified, Republic Core intends to make Dividend Distributions to U.S. investors, as well as to non-U.S. persons who have a U.S. bank account, by means of an electronic deposit of U.S. dollars. If an investor who is a non-U.S. person has an account with a financial institution that can accept an electronic deposit of U.S. dollars, Republic Core may make a Dividend Distribution to that investor in U.S. dollars through that financial institution, to the extent reasonably feasible. Dividend Distributions to all other investors who are not U.S. persons may be paid in another form, depending on a variety of factors, including, but not limited to, the investor's location, any applicable legal or regulatory requirements, the available payment mechanisms and the cost of use of the available payment mechanisms, in Republic Core's reasonable exercise of its discretion. Prospective investors who are not U.S. persons, and who do not have and cannot open a U.S. bank account, should also be aware that there is no assurance that they will receive Dividend Distributions in a form that is desirable to them or that they will receive any Dividend Distributions at all, should they fail to provide adequate information to facilitate Dividend Distribution prior to a Dividend Distribution.

In the future, to the extent practicable, Republic Core may consider making Dividend Distributions to all Republic Note holders in an Eligible Digital Asset, depending on the nature and character of any digital asset that meets the criteria of an Eligible Digital Asset and is under consideration for use as a Dividend Distribution mechanism, and Republic Core reserves the right to do so, if an appropriate Eligible Digital Asset is identified. In the event Republic Core decides to make a Dividend Distribution by means of an Eligible Digital Asset, Republic Core will provide Republic Note holders with notice of its intention and information about the procedures to be used with respect to such Dividend Distribution. Currently Republic Core has not identified any digital asset that meets the definition of an Eligible Digital Asset.

Republic Notes are speculative equity securities which we have branded "Republic Notes". Despite the use of the term "note" in the formal name of the Republic Note, Republic Notes do not have any of the characteristics that are typically associated with debt securities; they do not pay interest, do not have a maturity date, and do not have priority over any other securities of the Company, and are not collateralized by any specific asset of the Company. The name "Republic Notes" was chosen by the employees of Republic Core and is not intended to refer to any substantive terms of the Republic Note.

Republic Notes will not trade on a stock exchange, securities exchange, crypto-asset exchange or other trading market at the time of the Offering. This means that it may be difficult for you to sell your Republic Notes. See "Plan of Distribution – Transferability of Republic Notes." While we intend to take the necessary steps to qualify the Republic Note to trade on a compliant exchange, when such an exchange exists, we have not taken any steps to date and there is no guarantee that there will be such an exchange or that we will be successful in qualifying the Republic Note to trade on any such exchange. As a result, you should be prepared to hold your Republic Notes indefinitely, as there is no guarantee that Republic Note holders will be able to sell or exchange their Republic Notes. Republic Notes may remain illiquid for a significant period of time or indefinitely.

Digital Form

Republic Notes are a limited liability company membership interest in the Company, but are not represented in paper form or by other physical or conventional book-entry means. Instead, they exist digitally and are cryptographically secured on the Algorand blockchain, which is being utilized pursuant to Delaware Limited Liability Company Act § 18-305(d), which allows Delaware limited liability companies, such as Republic Core, to use the blockchain in lieu of traditional book-entry means. Republic Notes are divisible to eight decimal places.

Algorand is a blockchain protocol that uses "pure proof-of-stake" to maintain consensus among network participants as to the validity of transactions. The Algorand blockchain includes software server nodes, called "validators", that stake a given number of Algos in order to participate in the validation of transactions, including transactions in Republic Notes. Validators are randomly and secretly selected to propose the addition of particular blocks, which include particular transactions, to the Algorand blockchain, or to vote on block-addition proposals made by other validators. When the addition of blocks is agreed, the blocks are added to the blockchain and their transactions become validated. Each validator's influence on the addition to the blockchain of blocks assigned to it increases in proportion to the number of Algos it has staked. To the best of our knowledge, the node operators that maintain the Algorand blockchain are independent and not controlled by the Algorand Foundation, and they are not controlled by Republic. Node operators can participate in validating transactions using the Algorand protocol from any location in the world.

Algorand's pure proof-of-stake protocol differs from "proof-of-work" validation techniques used by Ethereum 1.0 and Bitcoin. Each of Ethereum 1.0 and Bitcoin rely on node operators to secure the network by presenting proof that they have solved novel computational challenges presented to them (their "proof of work"). The first node that solves the challenge has the opportunity to validate the next block of transactions and earn a reward in the form of the coins used on that network. The network algorithm established to determine the history of transactions then selects the longest sequence of transaction blocks with solved proofs of work as the valid transaction history. However, if node operators choose to acknowledge different sequences of transaction blocks, the history of transactions can "fork" into multiple histories that are then each maintained, verified and extended. The term "fork" is used to refer both to any situation in which there are two or more competing versions of a blockchain on a network (a situation that may arise and resolve itself in the ordinary course of network operations due to lags in communication between persons running Algorand software) and any software update that is proposed for adoption by the nodes of a blockchain network that may result in a persistent fork on the network, with core nodes that adopt the update recognizing one version of the blockchain and those which do not recognize another.

Third party groups or individuals involved in the network may at any time propose upgrades or changes to the open-source software underlying the Republic Note in a way that could result in the creation of a "fork" in the Algorand

blockchain. The Company believes that the Algorand blockchain protocol is designed to minimize the risk of forks, though the risk still exists. The Algorand blockchain is designed to prevent multiple proposed blocks relating to the same transactions from being added to the chain, because only one block can reach the required threshold of votes. As a result, it is a goal of the Algorand design that only one transaction history can be validated, rather than multiple, inconsistent transaction histories, and users can thereby rely on such transactions to be final.

We do not believe that third party modifications to the open-source software underlying the Republic Note present significant risks to the Republic Note or to Republic Note holders. Nevertheless, prospective investors in Republic Notes should be aware that such risks may exist.

Additionally, the Algorand blockchain offers low transaction fees, a throughput of greater than 1,000 transactions per second, atomic swap capability, native digital assets and other features that, in our view, make it a suitable network on which to create and manage the Republic Note.

While unnecessary due to the Algorand blockchain, the Company intends to engage Brassica Services, LLC, an affiliated SEC-registered transfer agent, to serve as a transfer agent ("**Brassica**") upon the conclusion of the Offering. A determination at any time of all Republic Note balances can be made by examining the Algorand blockchain, which can be done using tools such as www.algoexplorer.io; therefore, as the Algorand blockchain is self-executing, Brassica will monitor Republic Note balances and transaction records as it appears on a public ledger on the Algorand blockchain.

The Republic Notes have been created and are ready to be distributed, although they have not yet been distributed, and certain aspects of their ownership and transfer are managed by certain digital asset software deployed on the Algorand blockchain (such software, the "**Republic Note Smart Contract**"). We have developed the Republic Note Smart Contract with our own team, in partnership with the Algorand Foundation and CoMakery, Inc. dba Upside, a blockchain technology firm. The first iteration of the Republic Note Smart Contract was successfully deployed to the Algorand Mainnet on March 25, 2021. The Company intends to redeploy the Smart Contract onto the Algorand Mainnet to accommodate additional security features and technological updates prior to the date of distribution.

The contract admin address during the initial deployment is YQGULANMIAZDZOIQ6II5ET4P45CLGGCHNH73ZVO4S7CBK6WQFRTGKKP4VI, a multi-signature wallet controlled by the Company with an application identification number of 177244932), which can be verified using an Algorand block explorer. A new Contract admin address will be available and easily verifiable upon the next redeployment of the Republic Note Smart Contract. We reserve the rights to make any revisions to the existing contract or deploy an updated version of the contract prior to the qualification of this offering to account for updates to the Algorand blockchain, in the event that doing so would allow for streamlined transactions and/or lower network fees. In either case, the contract administrator is a multisignature Algorand account that requires three (3) of six (6) signatures to approve transactions. Therefore, it would require three (3) of six (6) signatures to modify the Republic Note smart contract. In such an event, we will communicate changes by (a) publishing a notification via social channels or (b) contacting holders of the Republic Note at the email address supplied during KYC/AML verification, in addition to including notice of such changes in any filings required under the federal securities laws.

The Republic Note Smart Contract draws on the architecture of an existing digital asset "smart contract" software framework that Upside previously created that follows the ERC-1404 industry standard built on the Ethereum blockchain. This framework affords issuers certain features that are generally sought out by digital security issuers including the ability to mint, claw-back and burn. Upside has implemented this framework on the Algorand blockchain. The Republic Note Smart Contract allows us to mint new Republic Notes, claw back Republic Notes from a user's wallet, or destroy Republic Notes. These material provisions are managed by using Upside's token management software. The development of the Republic Note Smart Contract cost approximately $30,000. The Company also engaged Quantstamp, a blockchain security assessment company, to audit the Republic Note Smart Contract as developed by Upside at a cost of approximately $40,000; we believe the results of this audit show that the Republic Note Smart Contract has been designed, to date, as described. Republic Core has made material technical developments to create the Republic Note Smart Contract. For example, for security reasons, only an Algorand account with the "Reserve Administrator" role may call the minting function defined in the Republic Note smart contract. To ensure the Republic Note Smart Contract is not dependent on one specific person, the "Reserve Administrator role is assigned to a 3-of-6 multi-signature Algorand accounts" held by officers of Republic Core and Republic Parent. Further, by default, no Algorand account may receive a Dividend Distribution of Republic Notes. The Quantstamp audit, completed in December of 2020 before the Republic Note Smart Contract was completed reviewed and identified vulnerabilities associated with the Republic Note Smart Contract such as flaws that could allow attackers to drain a holders' wallet or allow a third-party to freeze the asset without the issuer or holders' consent. The audit

provided finding to Republic Core as well as options for patching said findings should they pose a risk to the smart contract. The Quanstamp audit only identified one "high risk" finding. A "high risk" finding is one that "puts a large number of users' sensitive information at risk, or is reasonably likely to lead to catastrophic impact for client's reputation or serious financial implications for client and users." The finding was that frozen and locked Republic Wallets could still receive Dividend Distributions i.e., if Republic Core identified a Republic Wallet that had been stolen or misused and put a hold on it until such time as the legal owner re-took control, assets could still be sent to said wallet; this issue has since been resolved. There were no other "high risk" findings under the audit and other issues found were administrative in nature and resolved before the Republic Note Smart Contract was completed. The functionalities required to distribute Republic Notes as part of the Bounty Offering and to make Dividend Distributions to holders of Republic Notes are fully developed, and the Republic Note Smart Contract does not require further development. However, we expect, over time, to improve our administrative tooling and our wallet interface, in order to automate existing functions and to facilitate scalability of the program, and we will periodically re-evaluate the list of actions eligible for Bounty awards, alongside the Bounty associated with each action. We reserve the right to add additional Bounty awards post qualification and will amend this Offering Statement from time to time when we expand such list. Each of the latter three product lines will require variable development effort for an indeterminate length of time.

The Republic Note Smart Contract can be upgraded to remedy identified problems, such as bug fixes, or to implement functionality improvements by Republic Core. Only Republic Core can change the Republic Note Smart Contract, though certain changes to the underlying network outside of Republic Core's control may incidentally affect the functionality of the contract. We will not make any modifications that could remove or adversely impact any of the material rights of Republic Note holders. However, Republic Note holders will not have any right to block, approve or vote on any new features that might be introduced. All upgrades and Republic Note balance changes will be publicly recorded on the Algorand blockchain.

Republic Note holders will be able to consult an Algorand blockchain node, blockchain explorer or the Republic website to determine the transfer restrictions placed on their wallet. Republic Note holders will also be notified via email within a reasonable time frame in the event that a material change to the terms or structure of the Republic Note Smart Contract is implemented. Any changes to the Republic Note Smart Contract will not affect the user's ability to hold or interact with Dividend Distributions made to a Republic Note holder's wallet.

The Republic Note Smart Contract gives Republic Core the ability to monitor and exert control over certain aspects of Republic Note ownership and transfer. One such capability is an "approved list" function for prospective holders. Once Republic Core has run the KYC, AML and other checks included in its Republic Note subscription process, if the prospective holder is approved, the holder's wallet address will be able to receive Republic Notes. The holder's KYC, AML and other data will be retained, but not on-chain; instead, it will be siloed and secured by Republic Core itself and remain in Republic Core's control. Transfers between wallet addresses will be similarly managed. The Republic Note Smart Contract allows Republic Core to create permissioned categories which will enable it to enforce trading restrictions among Republic Note holders. Categories may be given certain permissions so that Republic Notes may be traded only among addresses within a given category, or only between certain categories. Republic Note holders in a particular category will be allowed to trade with any address permitted by such category. If a Republic Note holder attempts to send a Republic Note to an address that is not included in any permissioned category, or in a category with which it is not allowed to trade, the transaction will be denied by the Algorand network. Therefore, if a holder were to attempt to send a Republic Note to a prospective holder who has not been added to or included on the approved list, the Republic Note Smart Contract would prevent the transaction from being completed. Furthermore, due to this functionality, only a holder who has passed KYC-AML will be able to link a matching bank account to their Republic Wallet. We believe these controls are sufficient as they will require a Republic Note holder to pass our KYC-AML process prior to holding or transferring Republic Notes; this system is the same one used by our Clients in their regulated activities and uses advanced software and artificial intelligence tools to prevent fraud. Further, we believe our systems for matching bank accounts to holder's identities is commercially reasonable and our Clients have used such system for hundreds of thousands of transactions without any notable failure rate. As the Algorand blockchain cannot make payments to bank accounts, this process will occur both on-chain and off-chain, using traditional payment processing methods. Although there is always a risk that a holder could inadvertently request that payments be sent to the wrong bank account or could have their bank account hacked, resulting in a Dividend Distribution going to the wrong party and possibly being unretrievable, we believe this risk is no different than the normal risks of any issuer making payments to those entitled to such payments. We believe that these procedures are reasonably designed to ensure that transfers are made only in accordance with the instructions of the appropriate holder of Republic Notes. Nevertheless, there is a risk that one or more sophisticated parties could attempt to circumvent our procedures, and we may be unable to discover or prevent this circumvention.

Risks of Theft or Loss

The Republic Note is a digital asset which will be custodied on the Algorand blockchain. As a result, the Republic Note is subject to novel risks of theft or loss. Because all Republic Notes will be held in digital form, a holder of Republic Notes would not be able to ask a transfer agent to replace a lost or stolen physical certificate. In addition, because Republic Notes will not be held by registered broker-dealers on behalf of their customers, holders of Republic Notes will not be able to rely upon the regulatory regime applicable to registered broker-dealers or the insurance available through a registered broker-dealer in the event of theft or loss. The Company has developed technical services to burn a lost or stolen Republic Note and replace it for an investor, to the extent that such loss or theft can be verified. However, this technology is untested and investors should understand that the loss or theft of a Republic Note may be irrevocable, that they may be left without recourse in such an event and that they could lose their entire investment.

Republic Note Supply and Economics

A total of 800,000,000 Republic Notes (the "**Total Republic Note Supply**") have been generated by the Republic Note Smart Contract. No more Republic Notes will be generated after that date. Republic Core plans to allocate and issue the Total Republic Note Supply as follows:



- **Investors in the Offering and General Reserve**: Republic Core will keep 43.75% of the Total Republic Note Supply, or 350,000,000 Republic Notes, for investors in the Offering and as a General Reserve from which it may make future issuances, in such amounts, at such times, and with such process and pricing as Republic Core may determine in its sole discretion, subject to applicable laws. When any of the General Reserve Republic Notes are issued, they will become Issued Republic Notes and be eligible to share in Dividend Distributions. This assumes 30,000,000.00 Republic Notes are sold in this Offering and the Concurrent Offering.

- **Locked Reserve**: Republic Core will keep 30% of the Total Republic Note Supply, or 240,000,000 Republic Notes, locked, as Locked Republic Notes. Upon the conclusion of the Regulation CF and Regulation D offerings described herein, the Locked Reserve Notes are to be moved to the General Reserve in accordance with the timetable set forth below. Once such Republic Notes are in the General Reserve, Republic Core may issue them in such amounts, at such times, and with such process and pricing as Republic Core may determine in its sole discretion, subject to applicable laws. When any of such Republic Notes are issued, they will become Issued Republic Notes and be eligible to share in Dividend Distributions.

- **Community Reserve**: Republic Core will keep 16.25% of the Total Republic Note Supply, or 130,000,000 Republic Notes, for investors including in part for the Offering and as a Community Reserve from which it may make future issuances to partners, advisors, Site members and other participants in the Republic community, in such amounts, at such times, and with such process and pricing as Republic Core may determine in its sole discretion, subject to applicable laws. When any of the Community Reserve Republic Notes are issued, they will become Issued Republic Notes and be eligible to share in Dividend Distributions.

- **Associate Reserve:** Republic Core will keep up to 10% of the Total Republic Note Supply, or 80,000,000 Republic Notes, as an Associate Reserve from which it may make future issuances to Republic's current and future employees, equity investors, contributors and other associated persons and entities, in such amounts, at such times, and with such process and pricing as Republic Core may determine in its sole discretion, subject to applicable laws. When any of the Associate Reserve Republic Notes are issued, they will become Issued Republic Notes and be eligible to share in Dividend Distributions.

The 240,000,000 Locked Republic Notes will be released from lock-up in accordance with the release schedule set forth below:

Tranche	Release Date	Number of Locked Republic Notes Moved to General Reserve	Number of Locked Republic Notes Remaining Locked
0	Through 12/31/2022	0	240,000,000
1	1/1/2023	20,000,000	220,000,000
2	4/1/2023	20,000,000	200,000,000
3	7/1/2023	20,000,000	180,000,000
4	10/1/2023	20,000,000	160,000,000
5	1/1/2024	20,000,000	140,000,000
6	4/1/2024	20,000,000	120,000,000
7	7/1/2024	20,000,000	100,000,000
8	10/1/2024	20,000,000	80,000,000
9	1/1/2025	20,000,000	60,000,000
10	4/1/2025	20,000,000	40,000,000
11	7/1/2025	20,000,000	20,000,000
12	10/1/2025	20,000,000	0

As of the time of this filing, 20,000,000 additional Republic Notes are eligible to be released from the Locked Reserve. Upon the conclusion of the Regulation CF and Regulation D offerings described herein, these 20,000,000 Locked Reserve Notes will be released from lock-up into the General Reserve.

Transfer Agent and Registrar

While unnecessary due to the Algorand blockchain, the Company has engaged Brassica Services, LLC, an affiliated SEC-registered transfer agent to serve as a transfer agent ("**Brassica**"). A determination at any time of all Republic Note balances can be made by examining the Algorand blockchain, which can be done using tools such as www.algoexplorer.io; therefore, as the Algorand blockchain is self-executing, Brassica will monitor the Republic Wallets and third-party wallets which hold Republic Notes to track ownership in the Company's Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at the Delivery Date point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends and/or distributions until Republic Notes are delivered.

Delivery of Republic Notes

Upon notice from the Company of the intent to deliver Republic Notes to the Republic Wallet controlled by the Undersigned, the Undersigned will promptly execute a joinder to the Operating Agreement (the "**Delivery Date**"). Republic Core estimates such Delivery Date shall be prior to June 30, 2023, but may delay such time as its management deem necessary, in their sole discretion, to ensure regulatory compliance with the Republic Notes. Prior to the Delivery Date, subscribers will have no economic rights in the Company or the Republic Notes. All deliveries of Republic Notes will be made to investors' respective digital wallets on the Algorand blockchain ("**Republic Wallets**").

Dissolution

Pursuant to the Company's LLC Operating Agreement, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, (i) the holders of each Republic Notes have preference over holders of other membership interests in the Company, including the Managing Member, with respect to Republic Core Proceeds, (ii) the Managing Member will have preference over holders of Republic Notes with respect to certain intellectual property assets of the Company, and (iii) with respect to all other assets ("Residual Assets"), eighty percent (80%) of such Residual Assets (or any liquidation proceeds therefrom) will be allocated to the Managing Member, and twenty percent (20%) of such Residual Assets (or any liquidation proceeds therefrom) will be allocated to holders of Republic Notes. Holders of Republic Notes will not have any material rights other than those disclosed in the Form C of which this offering circular is a part.

Termination

The Securities do not provide for termination; the Republic Notes issuable via the Securities only be cancelled by the terms of the LLC Operating Agreement.

Voting and Control

Each Republic Note will entitle a holder to zero (0) votes on all matters submitted to a vote of Company common interest holders.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future issuances and other events will dilute the percentage that Investors may eventually have in the Company and therefore in their pro-rata portion of Republic Core Proceeds.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition, the Investor may not transfer the Securities or any Republic Notes into which they are redeemable for to any of the Company's competitors, as determined by the Company in good faith.

COMMISSION AND FEES

Cash Commission

The Intermediary is not receiving any compensation for facilitating the Offering.

Other Compensation

The Intermediary is not receiving any compensation for facilitating the Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to Our Business

We are an early stage company and since inception we have incurred a net loss and generated limited revenues.

Republic Core was formed in 2019. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market and seeks to achieve and manage growth. Republic Core has incurred a net loss and has generated limited revenues since inception.

There is no assurance that we will be profitable or generate sufficient revenues to make Dividend Distributions to the holders of Republic Notes. As of June 30, 2022, Republic Core's accumulated deficit was $15,796,632. We anticipate that Republic Core's operating expenses will increase in the foreseeable future as we seek to grow our business, attract members, and further enhance and develop the Republic Ecosystem. These efforts may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses. Republic Core may incur additional net losses in the future.

Republic Core has a limited operating history, which may make it difficult to evaluate the potential success of our business and to assess our future viability.

Republic Core was formed in Delaware on March 8, 2019 as a wholly owned subsidiary of Republic Parent. We have only recently started operations and have to date relied substantially on Republic Parent for support in the conduct of our business. Republic Core has encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting business prospects accurately, determining appropriate allocations of limited resources, gaining market acceptance, managing a complex regulatory landscape, and developing new products and services. Investors should consider Republic Core's business and prospects in light of the risks and difficulties it faces as an early stage company.

Our revenues have been and will continue to be dependent on our provision of services to a limited number of Clients, the majority of whom are affiliates of ours.

A significant portion of our recurring revenue is derived from two Clients, both of which are affiliates. Under Republic Core's current business model, it receives cash payments for services that it provides to other companies that are also part of the Republic Ecosystem, and that are affiliates of ours. There can be no assurance that we will be able to provide such services on terms that would be consistent with those offered on an arm's-length basis to independent third parties. For example, it is our intention to help strengthen the entire Republic Ecosystem by providing valuable products and services. But it is conceivable that our affiliates, including with the support of Republic Parent, could require us to provide such products and services but not compensate us at market rates, while hampering our ability to object to such compensation or to stop providing such goods and services. Consequently, adverse performance by, or unreasonable requirements imposed on us by, Republic Core affiliates, including with the support of Republic Parent, could have an adverse effect on our financial condition, results of operations and prospects.

Our auditors have stated in their audit report that there is substantial doubt about our ability to continue as a going concern.

We began operations on March 8, 2019 and we have a limited operating history. Our ability to continue as a going concern, including for one year from the issuance date of our most recent financial statements, is dependent upon raising funds in other offerings and achieving and sustaining profitable operations. We substantially expanded

operations in 2020 and 2021 and plan to continue this trend in 2022, which we expect to fund initially from our portion of Client revenue and the net proceeds of previous offerings. But we may need to raise additional capital before we achieve financially sustainable or profitable operations, and there can be no assurance we will be able to raise such capital, on acceptable terms or at all, or achieve such operations.

A significant portion of our operations has been conducted with the assistance of Republic Parent, which is also in the early stages of its business. Republic Parent has no obligation to continue to support our operations.

Republic Parent was formed in April 2016. Republic Parent is currently in the early stages of its business and has a limited operating history. We have in the past been dependent on the support of Republic Parent. A significant portion of our operations has been conducted with the assistance of Republic Parent. Our operations and financial condition are subject to the risk that Republic Parent may be unable to extend us support in the future, either intentionally or as a result of its own business experiencing difficulties. In any such case, we may be forced to delay, scale back or discontinue our operations, and our Republic Notes would be adversely affected.

Republic Parent, Republic Core's Client affiliates, and Republic Core may require additional capital to support business growth, and this capital may not be available on acceptable terms, if at all.

Republic Parent, Republic Core's Client affiliates, and Republic Core intend to continue to make investments in people and technologies to support the growth of the Site and the Republic Ecosystem and may require additional funds to respond to business challenges, including the need to develop new products and services, improve operating infrastructure, or acquire complementary businesses and technologies. Accordingly, Republic Parent, Republic Core's Client affiliates and Republic Core may need to engage in equity, debt or other types of financings to secure additional funds including, but not limited to, Republic Core issuing additional Republic Notes. Any financing that Republic Parent, Republic Core's Client affiliates or Republic Core secure in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for Republic Parent, Republic Core's Client affiliates or Republic Core to pursue business opportunities, including potential acquisitions, or to make the necessary capital investments to grow the Republic Ecosystem and the Republic Core business. If Republic Parent, Republic Core's Client affiliates, or Republic Core is unable to obtain adequate financing on satisfactory terms when necessary, our business may be harmed.

Republic Parent owns all of our Class A limited liability company membership interests, and therefore Republic Parent has effective control over our decision making.

Republic Parent owns, and will be able to exercise voting rights with respect to, all of our outstanding Class A limited liability company membership interests. The only class of membership interests that has any rights to vote or to govern the Company are the Class A limited liability company membership interests. Class A membership interests are the only interests which have a right to Dividend Distributions not related to Republic Core proceeds. In addition, in the event of a liquidation of the Company, the Class A member will receive 100% of the Company's intellectual property assets, 100% of any fixed quarterly payments paid or due to the Company and 80% of any residual assets of the Company. As the holders of Class B limited liability company membership interests, the holders of Republic Notes will not have any voting rights and will only have rights to Republic Core Proceeds and 20% of the residual of any remaining assets in the event the Company is liquidated. As a result, Republic Parent will continue to hold all of the voting power of our outstanding equity interests following each offering of Republic Notes. This gives Republic Parent effective control over our decision-making. Republic Parent is entitled to vote its Class A limited liability company membership interests in its own interest, which may not always be in the interests of, and could be adverse to the interests of, holders of Republic Notes. In the event of the liquidation of Republic Core prior to the repayment of all amounts owed to Republic Parent, as a debtor, Republic Parent will have priority and therefore would be entitled to repayment prior to Republic Note holders. Accordingly, if Republic Core dissolves or liquidates and if amounts owed to Republic Parent exceed Republic Core's available assets, Republic Parent will receive those assets with priority to Class A Membership Interest holders, i.e., Republic Note holders, even if those assets would otherwise constitute Distributable Assets.

Republic Parent controls both of our Clients which entitled Republic Core to Republic Core Proceeds.

Each of our Clients are subsidiaries of Republic Parent. This gives Republic Parent effective control over their decision-making. Republic Parent may choose to exercise that control in ways that may adversely affect the interests of holders of Republic Notes, such as, for example, by affecting when each of our Clients takes the necessary steps to realize Distributable Amounts. We anticipate entering into future service agreements with other subsidiaries of

Republic Parent, who, like our current Clients, will also be subject to Republic Parent's effective control over their decision making.

Republic Parent and Clients of ours that are also affiliates of ours may have conflicts of interest with us and Republic Parent may favor its own interests or those of its equity holders or one or more of our Client affiliates over our interests or over the interests of Republic Note holders.

Conflicts of interest may arise between Republic Parent and Clients of ours that are also affiliates of ours, on the one hand, and us, on the other hand. In resolving these conflicts of interest, Republic Parent may favor its own interests or those of its equity holders or one or more of our Client affiliates over our interests or over the interests of Republic Note holders. Actual, potential or perceived conflicts of interest among us, Republic Parent and our Client affiliates may arise in circumstances where we, Republic Parent or our Client affiliates are faced with making decisions that could have different implications for the other party or parties. Any such conflicts may not be resolved in the interest of Republic Core or the holders of Republic Notes.

Republic Core may not be able to competently provide the services it has contracted to provide.

Republic Core has a limited operating history and is providing, in part, novel products and services. If Republic Core is unable to provide products and services effectively, Republic Core may lose its sources of revenue. This could have adverse consequences for the holders of Republic Notes.

Our management team does not have experience successfully operating businesses building a new internet infrastructure.

The Republic Notes and the Site represent a new business venture for Republic Parent and Republic Core's management team. While Republic Core's management team has experience with various aspects of Republic Core's technology and intended business and operations models, this experience does not assure the success of the Republic Notes and features dependent on the use of blockchain technology.

We rely on third parties to maintain and operate certain elements of our infrastructure.

Republic Parent and Republic Core use data centers located in Virginia to operate and maintain the Site and the Company' blockchain platform infrastructure. For example, portions of our infrastructure are hosted on Amazon Web Services. The elements of this complex system that are operated by third parties are beyond the day-to-day control of Republic Core, and the services provided by such third parties would be difficult to replace. We expect our dependence on these third parties to continue. Nevertheless, Republic Core's existing third party hosting providers have no obligation to renew their agreements with Republic Core on commercially reasonable terms or at all, and certain of the agreements governing these relationships may be terminated by either party at any time, with limited notice. If any of our arrangements with third parties are terminated by such parties, our Clients and their members could experience interruptions on the Site, as well as downtime, delays, and unforeseen expenses. Further, third-party cloud providers can decide to shut down our accounts for various reasons with limited notice. As a result, our operations and prospects could be adversely affected by the actions or inaction of third parties beyond our control.

We rely on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to our provision of products and services.

We obtain hardware, software and operational support from a limited number of vendors, some of which do not have a long operating history or may not be able to continue to supply what we desire. Some of our hardware, software, and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide what we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some products or services might be adversely affected, or the need to procure or to develop alternative sources of the affected materials or services might delay our ability to serve our Clients. These events could adversely affect our operations, results and financial condition, to the potential detriment of holders of Republic Notes.

Republic Parent is currently engaged in a lawsuit defending its right to use the "REPUBLIC" trademark, among others, with respect to the use of "REPUBLIC" in the context of music related activities.

On November 12, 2021, Universal Music Group ("UMG") commenced, UMG RECORDINGS, INC. v. OPENDEAL INC. D/B/A REPUBLIC, United States District Court, Southern District of New York (21. Civ. 9358 (AT)). UMG asserted claims for trademark infringement, unfair competition and false designation of origin, in violation of the Lanham Act, 15 U.S.C. 1114, 1125 et seq., and parallel claims under New York state and common law, moving for

an order preliminarily and permanently enjoining Republic Parent from using the trademarks "Republic" and "Republic Music" in connection with music-related goods and services during the pendency of the litigation. The Court denied the motion for preliminary injunction on July 5, 2022. Opulous Ltd.,, a former client of Republic Crowd-Invest was joined as a co-defendant by UMG in the fourth quarter of 2022. Discovery will end in March of 2023. Republic Parent initially sought a settlement in pre-complaint discussion but has not pursued a settlement as it is currently in the position of advantage following the Court's denial of the preliminary injunction request. A loss of this claim could prevent the Republic Ecosystem from facilitating in and participating in certain types of activities under the REPUBLIC name, which could have a detrimental effect on such prospective activities success and therefore possibly reduce Republic Core Proceeds and in turn a Republic Note holders return.

Republic Parent may be enjoined from using "REPUBLIC", "REPUBLIC CAPITAL" and "REPUBLIC CRYPTO" in the European Union.

On November 15, 2022, the Regional Court Hamburg - Civil Chamber 27 entered an emergency preliminary injunction against Republic Parent and in favor of Trade Republic Bank GmbH, prohibiting Republic Parent from using "REPUBLIC", "REPUBLIC CAPITAL" and "REPUBLIC CRYPTO" in commerce in the European Union, without explanation or specificity to the terms of the injunction. Republic Parent and its affiliates do not have material operations in the European Union and therefore Republic Parent is negotiating a co-existence with Trade Republic Bank GmbH; failure to do so, or appeal and prevail against the preliminary injunction, may inhibit the Company and its Clients' from succeeding on a global stage.

A violation of privacy or data protection laws by Republic Core or members of the Site could have an adverse effect on our operations and financial condition.

Republic Core is subject to applicable privacy and data protection laws and regulations. The laws and regulations relating to privacy and data protection are evolving, may impose inconsistent or conflicting standards among jurisdictions, can be subject to significant change and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, a new EU data protection regime, the General Data Protection Regulation ("GDPR") became effective on May 25, 2018, and, in addition to imposing stringent obligations relating to privacy, data protection and information security, authorizes fines of up to 4% of global annual revenue or €20 million, whichever is greater, for some types of violations. Further, in June 2018, California enacted the California Consumer Privacy Act, or CCPA, that will, among other things, require covered companies to provide new disclosures to California consumers, and afford such consumers new abilities to opt-out of certain sales of personal information. The CCPA went into effect on January 1, 2020. The CCPA provides for civil penalties for violations, as well as a private right of action that may increase related litigation. A third version of the regulations implementing the CCPA was released on March 11, 2020, and it is possible that it will be amended again before it is finalized. Additionally, Proposition 24, a California state ballot initiative which seeks to enshrine more provisions in California state law ensuring that consumers can direct businesses not to share their personal data, removes the set time period in which violations of this privacy law could be corrected without penalty and creates a dedicated agency to enforce state privacy laws was approved by the majority of voters during the November 3, 2020 election and will therefore be effectuated in the future. We cannot yet predict the impact of the CCPA and Proposition 24 on our business or operations, but it may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply.

In addition to government regulation, privacy advocates and industry groups may propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards or to facilitate compliance with such standards. We also expect that there will continue to be new proposed laws, regulations and standards relating to privacy and data protection in various jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business. Future restrictions on the collection, use, sharing or disclosure of data, or associated requirements, could require us to incur additional costs or modify our platform, possibly in a material manner, which we may be unable to achieve in a commercially reasonable manner or at all, and which could limit our ability to develop new features. Because the interpretation and application of laws, standards, contractual obligations and other obligations relating to privacy and data protection are uncertain, it is possible that these laws, standards, contractual obligations and other obligations may be interpreted and applied in a manner that is inconsistent with our data management practices, our privacy, data protection, or data security policies or procedures, or the features of the Site.

Any violations of laws and regulations relating to privacy, data protection, or the safeguarding of private information could subject our Company or any members to fines, penalties or other regulatory actions, as well as to civil actions by affected parties. Any such violations could result in negative publicity and harm to our or our members' reputations. Any such violations also could adversely affect the ability of Republic Parent, Republic Core and other affiliates in

the Republic Ecosystem to further develop, which could have an adverse effect on our operations and financial conditions, and could also negatively affect the Republic Notes. Additionally, privacy and personal information security concerns, whether valid or not valid, may inhibit market adoption of the Site.

In the normal course of our operations, we collect and store certain business, personal and other information that we, our Clients and others generate or possess, including in systems and devices that are controlled by third parties, such as cloud storage companies. We could be harmed if the security of such information is compromised.

In the normal course of our operations, we collect and store certain business, personal and other information that we, our Clients and others generate or possess. Some of this collection and storage occurs in or through systems and devices that are controlled by third parties, such as cloud storage companies. We may on occasion share some of such information with third-party vendors that assist with certain aspects of our business. Security could be compromised, and confidential Client or other information misappropriated. The misappropriation, loss, or other compromise of any such information could disrupt our operations, damage our reputation, and expose us to claims, any of which could have an adverse effect on our financial condition and results of operations. If that were to happen, holders of Republic Notes might experience adverse consequences.

Republic Core may be subject to cyberattacks, security breaches and the loss or theft of Republic Notes.

Republic Core may be subject to cyberattacks, security breaches and the loss or theft of Republic Notes. These attacks could include, among others, man-in-the-middle, phone hijacking, smurfing, spoofing and other denial of service attacks, where communications between computers are intercepted or interrupted, or social engineering attacks, including phishing emails, where attackers use impersonation to gain access to assets or private information (such as private keys to digital wallets).

An attack on or a breach of security of Republic Core could result in a loss of confidential or private data, unauthorized use or transfer of digital assets, damage to Republic Core's reputation, failures in computer systems and other harms. Any attack or breach could adversely affect the development and implementation of the Republic Note Smart Contract, which could have an adverse effect on your Republic Notes.

The development and operation of the Republic Notes require us to protect our technology and intellectual property rights.

Republic Core's ability to develop and operate the Republic Notes may depend on technology and intellectual property rights that Republic Core may hold or license from unaffiliated third parties. If for any reason Republic Core were to fail to comply with its obligations under applicable license agreements, adequately protect its owned intellectual property, or fail to obtain and maintain rights to the technology and intellectual property that the Republic Note Smart Contract and Republic Notes require, this could have an adverse effect on Republic Core's operations and financial condition.

It may be difficult and costly to protect certain intellectual property rights of Republic Core, and Republic Core may not be able to ensure their protection.

Republic Core primarily relies on trade secret protections and confidentiality or license agreements with its employees, members, and others to protect its intellectual property rights. However, the steps it takes to protect its intellectual property rights may be inadequate. In order to protect its intellectual property rights, Republic Core may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce its intellectual property rights could be costly and time-consuming, and could result in the impairment or loss of portions of its intellectual property. Furthermore, its efforts to enforce intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of those and related rights. The counterparties of such disputes could prevail, or Republic Core could incur substantial legal expenses even if it were to prevail. Republic Core's failure to secure, protect, and enforce its intellectual property rights, or the cost of successfully or unsuccessfully seeking to protect those rights, could adversely affect its business. In addition, any litigation may divert the attention of Republic Core's management and key personnel from the further development of the Republic Core business, which would adversely affect your Republic Notes.

Republic Core may be sued by third parties for alleged infringement of their proprietary rights, which could harm our business.

The success of Republic Core depends in part on not infringing on the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our operations. From time to time, third parties may claim that we are infringing their intellectual property rights. Republic Core may be unaware of the intellectual property rights that others may claim cover some or all of its technology or services. Any claims or litigation could cause Republic Core to incur significant expenses and, if successfully asserted against Republic Core, could require that Republic Core to pay substantial damages or settlement costs, including royalty payments, and to obtain licenses, modify applications, refund fees, or comply with other unfavorable terms, any of which could be costly. Even if Republic Core were to prevail in this type of dispute, any litigation regarding Republic Core's intellectual property could be costly and time-consuming and divert the attention of Republic Core's management and key personnel from the further development of the Republic Core business, which would adversely affect your Republic Notes. Please also see the earlier risk factor regarding Republic Parent's ongoing lawsuit with Universal Music Group regarding certain uses of the "REPUBLIC" trademark.

The development and commercialization of our services is highly competitive.

Republic Core's competitors include major companies worldwide. Many of these competitors have significantly greater financial, technical and human resources than Republic Core and superior expertise in research and development, and thus may be better equipped to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products and services more rapidly or effectively than we can, which could adversely affect our competitive position and could have adverse consequences for the holders of Republic Notes.

Industry consolidation may result in increased competition, which could result in a loss of Clients or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical, and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can, or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology, or service functionality. These pressures could result in a loss of Clients or business opportunities or a reduction in our revenue, which could have an adverse effect on the holders of Republic Notes.

In general, demand for our products and services may be highly correlated with general economic conditions.

Declines in economic conditions in the U.S. or in other countries in which our Company and our Clients operate may adversely affect our financial condition and operating results. The Company and its industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for the Company's products and services, which could have an adverse effect on the holders of Republic Notes.

If we do not respond to technological changes or upgrade our websites and technology systems as markets require, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our infrastructure and software capabilities. These improvements may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve. Without such improvements, our operations might suffer from unanticipated system disruptions, slow performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain Clients. We may face significant delays in introducing new products, services and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our technology and systems may become obsolete or less competitive, and our business may be harmed. Holders of Republic Notes might experience adverse consequences as a result.

Republic Core's operations involve various risks and hazards. If we do not adequately insure against them, unanticipated losses could adversely affect our financial condition and operating results.

Republic Core maintains, or is in the process of securing, insurance against potential liabilities related to our operations. We believe our existing and planned levels of insurance coverage will reasonably limit our likely exposure to unanticipated losses. However, our current and anticipated insurance coverage may not be adequate to cover claims or liabilities, and we could be forced to bear significant losses. Substantial claims in excess of our insurance coverage could adversely affect our financial condition and operating results. Due to future claims or liabilities, or to market conditions, our insurance premiums could increase, which could have an adverse effect on holders of Republic Notes.

Republic Core's business is subject to the risks of earthquakes, fire, power outages, floods, epidemics and other catastrophic events, and to interruption by man-made problems such as strikes and terrorism.

A significant natural disaster, such as an earthquake, fire, power outage, flood, epidemic or other catastrophic event, or interruptions by strikes, terrorism or other man-made problems, could have an adverse effect on our business, operating results and financial condition. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services. The risks of such an event may be further increased if our disaster recovery plans prove to be inadequate.

Republic Core does not currently maintain business interruption insurance to compensate us for potentially significant losses, including potential harm to our business resulting from interruptions in our ability to provide products or services. Any significant natural disaster or man-made business interruption could have an adverse effect on our financial condition, results of operations, the Site or the Republic Notes.

We are subject to income taxes and other tax liabilities.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made. Any such result might result in an adverse effect for holders of Republic Notes.

We are not subject to Sarbanes-Oxley provisions or regulations and lack the financial controls and safeguards required of companies subject to those provisions and regulations.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation concerning our financial controls that would be required if Section 404 of the Sarbanes-Oxley Act of 2002 applied to us. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary for us to perform heightened accounting system and accounting process evaluations, testing and remediation.

From time to time, Republic Parent or Republic Core may evaluate and consummate acquisitions, which could require significant attention from our management, disrupt our business, and adversely affect our financial condition or operating results.

Republic Parent or Republic Core may evaluate and consider strategic transactions, combinations, acquisitions, or alliances to enhance existing business or develop new products and services. These transactions could be material to Republic Core's financial condition and ability to contribute to further developing the Site and the Republic Ecosystem. If a transaction is consummated, we may be unable to obtain the benefits or avoid the difficulties and risks of the transaction. Any acquisition will involve risks commonly encountered in business relationships, including:

- difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

- inability of the acquired technologies, products, services or businesses to achieve expected levels of revenue, profitability, productivity, or other benefits;

- difficulties in retaining, training, motivating and integrating key personnel;

- diversion of management's time and resources from normal daily operations;

- difficulties in successfully incorporating licensed or acquired technology and rights into our business;

- difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

- difficulties in retaining and growing relationships with our current Clients and new clients, employees and suppliers of the acquired business;

- risks of entering markets in which we have no or limited experience;

- regulatory risks, including remaining in good standing with existing regulatory bodies and receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over the acquired business;

- assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our liability exposure;

- failure further to develop acquired technologies;

- liability for activities of the acquired business before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

- potential disruptions to ongoing business; and

- unexpected costs and unknown risks and liabilities associated with the acquisition.

Any future acquisitions may not be successful, may not benefit Republic Core's business strategy, may not generate sufficient revenue to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, Republic Core cannot assure you that any future acquisition of new businesses or technology will lead to the successful development of new or enhanced products or services or that any new or enhanced products or services, if developed, will achieve market acceptance or prove to be successful.

Expanding Republic Core's operations internationally could subject Republic Core to new challenges and risks.

Republic Core may seek to expand its business internationally. Managing any international expansion will require additional resources and controls. Republic Core could also be exposed to international operations by the inadvertent or purposeful expansion of Republic Core's Clients into non-U.S. business environments. Any expansion internationally could subject Republic Core's business to risks associated with international operations, including:

- adjusting the pricing functions that Republic Core uses for name registration and other similar activities;

- conformity with applicable business customs, including translation into foreign languages and associated expenses;

- potential changes to Republic Core's established business model;

- the need to support and integrate with local third-party service providers;

- competition with service providers that have greater experience in the local markets than Republic Core does or that have pre-existing relationships in those markets;

- difficulties in staffing and managing foreign operations in an environment of diverse culture, laws and customs, and the increased travel, infrastructure and legal and compliance costs associated with international operations;

- compliance with multiple, potentially conflicting and changing governmental laws and regulations, including securities, employment, tax, privacy and data protection laws and regulations;

- compliance with U.S. and foreign anti-bribery laws, including the Foreign Corrupt Practices Act and the UK Anti-Bribery Act;

- difficulties in collecting payments in foreign currencies and associated foreign currency exposure;

- restrictions on repatriation of earnings;

- compliance with potentially conflicting and changing tax laws in jurisdictions where Republic Core conducts business and applicable U.S. tax laws as they relate to international operations, the complexity of these tax laws, and potentially adverse tax consequences due to changes in these laws; and

- regional economic and political conditions.

As a result of these risks, any potential future international expansion efforts that Republic Core may undertake or may be exposed to may not be successful.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and

misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S.

Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts in the Company's sole discretion. In the event the Offering is oversubscribed, the Company intends to prefer subscribers who previously indicated an interest in the Company's Securities.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's sole and unquestionable determination. This means that your desired investment amount may be limited, lowered or rejected in whole based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive an allocation or larger allocations of the Offering based solely on the Company's determination. In the event the Offering is oversubscribed, the Company intends to prefer subscribers who previously indicated an interest in the Company's Securities; if a prospective investor had not done so, they may be foreclosed from participating in the Offering.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise or the number of persons who may participate in the Offering by ending the Offering earlier than the stated Offering Deadline.


Risks Related to the Securities


There are numerous risks with respect to how we structure our business and the Republic Notes. Only investors who can bear the loss of their entire investment should purchase Subscription Agreements which entitle them to Republic Notes.

Our business model, and at least some of the terms of our Republic Notes, are novel. As with any new business model, and any new investment opportunity, there are numerous risks, including the risks outlined in this "Risk Factors" section. However, because of the newness of our business model and our securities, there may possibly be additional risks and uncertainties that we are unable to reasonably foresee at this time. An investment in our Republic Notes is highly risky and speculative. Our Republic Notes are suitable for purchase only for investors of adequate financial

means. If you cannot afford to lose all of the money you plan to invest in our Republic Notes, you should not purchase them.

Reliably valuing us or the Republic Notes is difficult.

The price of the Republic Notes being offered hereby was established by the Company. Unlike listed companies whose publicly traded securities are valued through market-driven stock prices, the value of private companies, especially startups, and the value of their securities, are difficult to assess. Further, it is difficult to correlate the value of the Republic Notes to the value of the Company. You risk overpaying for your investment. Substantial time may pass before reliable valuations of the Company and the Republic Notes are available, if ever.

The Republic Notes have no history and thereby face significant uncertainties around their valuation.

The Republic Notes have no performance history. Investors will have limited ability to compare them against other, similar instruments. An investment in the Republic Notes should be evaluated taking into account the lack of previous investments, business models and technological systems against which the Republic Notes may be usefully compared.

It is difficult to predict the amounts and timing of Dividend Distributions we may issue to Republic Note holders. Distributions may not be large or frequently paid, if at all.

Republic Core will periodically, and at least twice in any twelve-month period (on June 30 and December 31), calculate the total amount of Republic Core Proceeds it has received since its last Distribution and, whenever this calculation yields a Distributable Amount that exceeds the $2,000,000 Threshold Amount (or a smaller amount that Republic Core deems, in its sole business discretion, advisable to distribute), Republic Core will issue Dividend Distributions to Republic Note holders. See "Distribution Policy." The calculation will include all Republic Core Proceeds all proceeds received by Republic Core since the last Distribution was made (not including any amounts already distributed). The basis for each Dividend Distribution calculation is the amount of available Republic Core Proceeds. We will receive Republic Core Proceeds from time to time, if and when a Client receives cash proceeds from securities or carried interests that it has acquired in the normal course of its business. However, we cannot predict when or how often Clients will receive such cash proceeds, or in what amounts. Moreover, Republic Core will not receive Republic Core Proceeds from any entity in the Republic Ecosystem other than the two Clients unless and until Republic Core enters into agreements with such entities. As a result, there can be no assurance as to when or how often, or in what amounts, we will have Republic Core Proceeds that would be distributable as Dividend Distributions. In addition, if we receive Republic Core Proceeds, but these proceeds do not exceed the $2,000,000 Threshold Amount (or a smaller amount that Republic Core deems, in its sole business discretion, is advisable to distribute), then there will be no Dividend Distributions made, and the next earliest time any of such Republic Core Proceeds might be distributed would be following the next Dividend Distribution calculation time – and then only if the $2,000,000 Threshold Amount (or a smaller amount that Republic Core deems, in its sole business discretion, is advisable to distribute), is met at that time. In the event of a Reduced Threshold Amount Dividend Distribution event, the accrued Distributable Amount would be reset to $0, possibly extending the time until the Threshold Amount was next reached, unless a Reduced Threshold Amount event were again declared by Republic Core. As a consequence of the foregoing, Dividend Distributions made to Republic Note holders may not be paid frequently, or at all, and if paid may not constitute large payments.

In the event you receive Republic Notes, the size of your Dividend Distributions may decrease as and to the extent we issue additional Republic Notes.

A total of 800,000,000 Republic Notes will be generated. These will be divisible into various categories, depending on how quickly and with what likelihood they will be issued by us. See "Description of Securities – Republic Note Supply and Economics". Issued Republic Notes are eligible to receive Dividend Distributions. As described in our Dividend Distribution policy, when a Dividend Distribution is to be made, the total amount to be distributed will be divided among all Issued Republic Notes outstanding as of the time we take a "snapshot" of all outstanding Issued Republic Notes (thereby, creating a time one must be a holder of record to receive a Dividend Distribution) for purposes of that Dividend Distribution. See "Distribution Policy." Therefore, the Individual Distribution Amount that any particular holder of Issued Republic Notes would receive in a particular Distribution would depend substantially on the total number of Issued Republic Notes outstanding at the snapshot time for that Distribution. Additionally, in the event of a Reduced Threshold Amount Dividend Distribution event were to occur, the accrued Distributable Amount would be reset to $0, possibly extending the time until the Threshold Amount was next reached, unless a Reduced Threshold Amount event were again declared by Republic Core.

Up to 30,000,000 Republic Notes may be issued in the Offering and the concurrent Regulation D offering. But substantially more Republic Notes would be available for us to issue in the future or through other offerings occurring concurrently. The sizes of any Dividend Distributions you may receive may decrease as we issue additional Republic Notes. The amount of Issued Republic Notes outstanding from time to time is substantially within our control — and increases in such amount may substantially dilute the Dividend Distribution amounts payable to you.

At the close of the Offering and any concurrent offerings, if all of the Republic Notes in the Offering and any concurrent offerings are sold, approximately 339,246,502.73 Republic Notes will be outstanding.

The amount of Dividend Distributions to holders of Republic Notes may be substantially reduced if Republic Core is unable to contain its costs.

Republic Core will not make any distribution to the extent it would be prohibited under applicable Delaware law, such as when the distribution would exceed the fair value of Republic Core's assets. If Republic Core is unable to contain its costs, there may be instances when Republic Core has a sufficient amount of Republic Core Proceeds to make a Dividend Distribution, but finds itself unable to make Dividend Distributions because it has determined that any such distribution would be prohibited under applicable law. If a Dividend Distribution or any portion thereof is prohibited by applicable law, the amount of the distribution that would have been made but was not because of a prohibition under applicable law will be treated as cumulative, and will be reserved and reallocated and included (to the extent consistent with applicable law) as part of future Dividend Distributions.

We reserve the right to make future Dividend Distributions in certain Eligible Digital Assets. Eligible Digital Assets used to make Dividend Distributions may be subject to price volatility, which could affect the value of your distribution.

In the future, the Company may make Dividend Distributions, to the extent practicable, in the form of digital assets which are not securities and which we have determined meet our criteria as Eligible Digital Assets. Eligible Digital Assets are intended to have low price volatility. However, there can be no assurance that one or more Eligible Digital Assets used by Republic Core to make Dividend Distributions would be stable in price or value. If you receive a Dividend Distribution in the form of an Eligible Digital Asset, there is a risk that the value of that Eligible Digital Asset could change after you receive it, and that you could lose some or all of the value of your distribution as a result. At this time, we have not identified a digital asset that qualifies as an Eligible Digital Asset, and neither Bitcoin nor Ether is considered an Eligible Digital Asset.

We do not plan to subject our determination of Dividend Distributions to stand-alone audits.

The determination of the amount of Dividend Distributions (if any) made to holders of Republic Notes will be made by the application of Republic Core's distribution policy. The calculations called for under that policy will be undertaken on a regular basis by Republic Core's accounting staff. We intend to provide audited financial statements of our Clients, when available, as produced by an independent certified public accountant, but we do not intend to undertake any efforts to tie these statements to the amount of distributable assets Republic Core receives from its Clients.

We have not had, and we do not plan to have, the calculations made or the methodologies applied under our distribution policy subjected to stand-alone audits. As a result, our allocations of revenue to Republic Notes will not be audited. There can be no assurance that there will not be errors or misstatements in those calculations or methodologies, which could reduce the Dividend Distributions available to holders of Republic Notes.

Holders of Republic Notes will only have the right to certain Dividend Distributions and a preference to the Company's assets to prioritize the payment of such upon a dissolution of the Company, and will not have any other material rights.

Holders of Republic Notes, like holders of other limited liability company membership interests, will have limited rights as holders of Class B limited liability company membership interests in the Company. Holders of Republic Notes also will not have any management right with respect to the Company. Further, holders of Republic Notes will not receive a right to any repayment of principal or interest, as might be expected under a traditional debt instrument, nor will holders receive any legal or contractual right to exercise control over the operations or continued development of Republic Core. Holders of Republic Notes will not have any material rights other than those disclosed in the Form C of which this offering circular is a part, or as set forth in the LLC Operating Agreement.

Our cash and cash equivalents, and our ability to make Dividend Distributions to holders of Republic Notes, could be adversely affected if the financial institutions in which we hold our cash and cash equivalents or in which we maintain a segregated account for Republic Core Proceeds fail.

We regularly maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation insurance limit. We also maintain one or more segregated accounts which hold Republic Core Proceeds at third-party financial institutions. If a financial institution's fails to return all or a portion of our cash balances upon request, or if a financial institution is subject to other adverse conditions in the financial or credit markets, access to our cash balances and our operating liquidity and financial performance, and our ability to make Dividend Distributions to holders of Republic Notes, could be adversely affected.

We may dispose of our assets without your approval.

Neither our certificate of formation nor the LLC Operating Agreement provides voting rights to holders of Republic Notes. Each Republic Note will entitle a holder to zero (0) votes on all matters submitted to a vote of Company securityholders. As a result, we, or all or substantially all of our assets, may be sold or otherwise disposed of, without any person having to seek the approval of any holders of Republic Notes. The only approval that would be required for a sale or other disposal of all or substantially all of our assets would be the approval of Republic Parent, as the Managing Member.

There may be limited or no trading markets for the Republic Notes, and a trading market may never develop.

Currently, there are no securities trading systems that have been approved by FINRA and registered under Form ATS with the SEC to support the trading of Republic Notes. As a result, there may be limited or no trading markets in the United States available to support the trading of Republic Notes. Even if a trading market develops, it may not be maintained or achieve a level of liquidity necessary to make the market attractive to holders. You should be prepared to hold your Republic Notes indefinitely. If the Republic Notes remain illiquid for a significant period of time or indefinitely, the value of the Republic Notes may be adversely affected.

We do not expect there to be any market makers to develop a trading market in the Republic Notes.

Most securities that are publicly traded in the United States have one or more broker-dealers acting as "market makers" for the security. A market maker is a firm that stands ready to buy and sell the security on a regular and continuous basis at publicly quoted prices. We do not believe that the Republic Notes will have any market makers in the foreseeable future, which would likely contribute to a lack of liquidity in the Republic Notes and hamper the ability to trade the Republic Notes.

The cost of trading Republic Notes is uncertain and is not within our control.

Although we expect the transaction cost for trades on the Algorand blockchain to be low, that cost is uncertain and is not within our control. Furthermore, the operator of the Algorand blockchain may change the transaction cost for trades on the blockchain, from time to time, without input from or advance notice to us. A higher transaction cost could adversely affect the value of your Republic Notes.

You and any persons interested in acquiring Republic Notes from you may lack information for monitoring the value of the Republic Notes.

The Republic Notes do not have any information rights attached to them, and holders may not be able to obtain all the information they would want regarding Republic Core or the Republic Notes. As a Tier 2 issuer under Regulation A, we will be subject to scaled disclosure and reporting requirements, and we will not be required to make the same level of public reporting required of issuers in traditional public offerings.

In the future, we may not be subject to ongoing reporting requirements.

Following the conclusion of the Offering, we may be eligible to file an exit report to suspend or terminate our ongoing reporting obligations. If we become eligible, and if we make this election in the future, we may choose not to file annual reports, semiannual reports, current reports, audited financial statements and other information required to be reported by Regulation A issuers that are ineligible to, or choose not to, exit the Regulation A reporting regime. As a result, holders of the Republic Notes might receive less information about the status of our Company and the Republic Notes in the future.

Elections of rescission with respect to subscriptions for or purchases of Republic Notes could reduce the liquidity of Republic Notes.

We and Republic Parent have each agreed to offer rescission to persons who subscribed for Republic Notes or who purchased any instrument entitling them to receive Republic Notes. This rescission offer is wholly discretionary and is not based on any entitlement or contract. Elections of rescission could have an adverse impact on the liquidity of the remaining Republic Notes as there will be fewer Republic Notes in circulation and therefore less of a potential trading market. Further, rescission elections by early backers may affect the confidence of third-parties in the value of the Republic Note.

Republic Note transactions may be irreversible and, accordingly, losses due to fraudulent or accidental transactions or technology failures in your wallet software may not be recoverable.

Transactions in the Republic Notes may be irreversible and, accordingly, a subscriber for of the Republic Notes may lose all of his or her investment in a variety of circumstances, including in connection with fraudulent or accidental transactions, technology failures in wallet software, cyber-security breaches or other unforeseeable or unforeseen events. Losses due to fraudulent or accidental transactions may not be recoverable.

The popularity of digital asset securities offerings may decrease in the future, which could have an adverse impact on the digital asset security industry and market, and on our operations and financial condition.

In recent years, digital asset securities have faced complex legal and regulatory challenges. Any significant decrease in the acceptance or popularity of digital asset securities offerings could have an adverse impact on Republic Core's operations and financial condition.

All deliveries of Republic Notes will be made to investors' respective digital wallets, which wallets will be limited solely to those being developed by Republic Core and its affiliates on the Algorand blockchain ("Republic Wallets"). Republic Note holders may not transfer Republic Notes to or hold Republic Notes through a digital wallet that is created, maintained or managed by a third party service provider or a digital wallet hosting service. As a result, Republic Note holders will have only one option for custody, which could affect the liquidity of Republic Notes.

All deliveries of Republic Notes will be made to investors' respective digital wallets on the Algorand blockchain, each a "Republic Wallet". At the time the offering is qualified and the Company issues Republic Notes, Republic Notes will not be delivered to, and Republic Note holders may not transfer Republic Notes to or hold Republic Notes through, a digital wallet that is created, maintained or managed by a third party service provider or a digital wallet hosting service, such as Coinbase. The only way to hold Republic Notes or trade Republic Notes at the time of this Form C is through wallets that have been developed by Republic Core and its affiliates, which may limit holders' liquidity and custody solutions with respect to Republic Notes and which could have the effect of limiting the available platforms on which the Republic Notes ultimately could be listed or traded. Holders of Republic Notes may be able to hold Republic Notes through third party service providers in the future, but there can be no assurance that such capability will be implemented. If such a capability were implemented, a Republic Note holder would need to configure a third-party digital wallet to the standards created by the Company on the Algorand blockchain, complete verification through the Republic platform and supply the digital wallet address to the Company so that it can be recorded on the Republic Note Smart Contract with applicable transfer restrictions and permissions; this ability is speculative at this time.

Digital assets, such as the Republic Note, cannot be transferred through book entry accounting, and therefore, this may limit the liquidity of the Republic Note and the platforms willing to facilitate trading of the Republic Note.

Unlike traditional equity securities, digital assets, such as the Republic Note, cannot be transferred through book entry accounting and instead are transferred via transactions blockchains. Many platforms will only list securities that are recorded via book entry and transferred thereby. Therefore, the Republic Note may not be a suitable asset for certain platforms and may not be listed or tradeable. This could limit the liquidity of Republic Notes, possibly reducing their value or making it harder, or even impossible, for holders to exit their positions. You should only subscribe for Republic Notes if you understand this risk and are willing to incur a total loss of capital.

Purchasers of Republic Notes that have a claim against the Company, to the extent that such claims are not subject to arbitration, must bring their complaint in any state or federal court located in New York, NY, which could limit the ability of holders of Republic Notes to obtain a favorable judicial forum for disputes with the Company.

The terms of the subscription agreement for Republic Notes investment provide that purchasers of Republic Notes that have a claim against the Company, to the extent that such claims are not subject to arbitration, must bring their complaint in any state or federal court located in New York, NY. This provision does not apply to actions arising under the Securities Act or the Exchange Act. This choice of forum provision may limit a Republic Note holder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our control persons, officers or other employees, which may discourage such lawsuits against us and our control persons, officers and other employees. In addition, Republic Note holders who do bring a claim in the New York Supreme Court or its appellate divisions could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near New York State.

The enforceability of similar choice of forum provisions in other companies' governing documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Furthermore, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Investors in the Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement or participation agreement and may also be required to submit such claims to arbitration, which could result in less favorable outcomes to the plaintiff(s) in any action under either agreement.

Investors in the Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the particular agreement; and may also be required to submit such claims to arbitration, other than with respect to claims under the U.S. federal and state securities laws.

If we opposed a court proceeding based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. We note that, despite various cases in which the U.S. Supreme Court has affirmed the enforceability of arbitration agreements, the enforceability of mandatory arbitration provisions has recently been under review by various state and federal courts, and courts have limited these provisions' reach in various circumstances. We anticipate, given the history of courts' close scrutiny of individual-facing arbitration provisions and jury trial waivers, that future courts will continue to review and consider the enforceability of such provisions and, as courts continue to evolve their thinking on this issue, it is possible that certain state or federal courts may further limit the enforceability of such provisions. For further discussion, see the section of this offering circular captioned "Plan of Distribution—Arbitration and Waiver of Jury Trial." However, we believe that contractual mandatory arbitration and pre-dispute jury trial waiver provisions are generally enforceable, including under the laws of the State of New York, which laws govern the subscription agreement. In determining whether to enforce a contractual mandatory arbitration provision pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement.

If you bring a claim against Republic Core in connection with matters arising under the subscription agreement other than under U.S. federal and state securities laws, you may therefore not be entitled to a jury trial with respect to that claim, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against Republic Core under the subscription agreement, it may be heard only by an arbitrator or arbitrators, which would be conducted according to different procedures and may result in different outcomes than a trial by jury or a trial by judge would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision or arbitration is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. Furthermore, by agreeing to the provision, investors will not be deemed to have waived Republic Core's compliance with the federal securities laws and the rules and regulations promulgated thereunder or any rights held by the investor under federal securities laws and the rules and regulations thereunder.

Purchasers of Republic Notes from investors in this Offering via secondary transactions will not be bound by the subscription agreement and the corresponding waiver provisions referenced above.

Risks Related to the Republic Note Smart Contract and the Site

The Republic Note Smart Contract relies on software that is highly technical, and if it contains undetected errors, the Republic Note Smart Contract could be adversely affected.

The Republic Note Smart Contract relies on software that is highly technical. The software on which we rely, including the software governing the interactions of the Republic Note Smart Contract and the Algorand blockchain, may contain such errors or bugs. Errors, bugs or other defects within the software on which Republic Core relies may hinder our operations, compromise our ability to protect user data or our intellectual property, and result in harm to our reputation, any of which could adversely affect our business and the Republic Notes.

The Republic Note Smart Contract has been fully developed, but tools to track, monitor, exchange and manage the issuance of Republic Notes to ensure its continued functionality will likely be further developed by key technology employees or contractors of Republic Core, whose continued availability cannot be assured.

The Republic Note Smart Contract is fully developed, but related features to ensure its continued functionality will likely be developed in the future by, among others, a number of key technology employees or contractors of our Company. In particular, we are aware of a limited number of employees or contractors of ours who possess the necessary technological skills to develop the back-end infrastructure for the Republic Note Smart Contract. If Republic Core were to lose the services of any these key employees or contractors, it could be difficult or impossible to replace them. The loss of the services of any of these key employees or contractors could have an adverse effect on the ability of Republic Core to further develop, operate or maintain features of the Republic Note Smart Contract.

The Republic Note Smart Contract may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Republic Notes.

There can be no assurance that the Republic Note Smart Contract and the creation, transfer or storage of the Republic Notes will be uninterrupted or fully secure, which may result in impermissible transfers of Republic Notes, a complete loss of members' Republic Notes or an unwillingness of members to access, adopt and use Republic Notes. If any of the foregoing were to occur, this could expose us to liability and reputational harm and could curtail the value, use and attractiveness of Republic Notes.

A fork with respect to Republic Notes on the Algorand blockchain could affect your ability to receive Dividend Distributions.

If a fork were to occur with respect to Republic Notes on the Algorand blockchain, the ability of Republic Note holders to receive Dividend Distributions could be affected. While we believe that the Algorand blockchain was designed to minimize the risks of forks, and while we do not believe that there is a significant risk of such a fork, it is nevertheless possible that a fork could occur, and that such a fork could result in disagreements regarding which fork of the blockchain should be recognized as legitimate. We expect to retain control over the Republic Note Smart Contract, even after a continuing fork or other modifications by third parties. Therefore, we believe that we would be able to resolve any such potential disagreements to ensure that holders of Republic Notes would not be substantially affected by such a fork. However, there is no assurance that we would be able to do so in a timely manner, or at all.

You will be responsible for securing and maintaining your private keys and otherwise following good cybersecurity practices. Failure to do so could result in the loss of your Republic Notes.

Republic Note balances held in your digital wallet are associated with that wallet address's public key, which is in turn associated with your wallet address's private key. You are responsible for knowing your private key and keeping it secret. Because a private key, or a combination of private keys, is necessary to control and use Republic Notes stored in your digital wallet, the loss of one or more of your private keys associated with your digital wallet, or a malfunction in your digital wallet, could result in the loss of your Republic Notes. In addition, any third party that gains access to one or more of your private keys, including by gaining access to login credentials of a hosted wallet service you use, may be able to misappropriate your Republic Notes. Any loss of your Republic Notes due to theft or unauthorized use of any of your private keys may be final and result in the complete loss of your investment.

The historical performance of the Site is not an indication of its future performance.

It is impossible to predict whether the Site will maintain its current member base or continue to grow, nor is it possible to predict whether any security incidents will occur, or be perceived to occur, on the Site. The growth and stability of the Site is affected by a large number of complex and interrelated factors. Past growth and performance of the Site are not indicative of its potential growth and performance in the future.

Negative publicity could adversely affect the Republic Ecosystem, our business and the Republic Notes.

Negative publicity about the Republic Ecosystem, Republic Core, the Republic Notes, the Republic Note Smart Contract, the Algorand blockchain protocol and the quality, security and reliability of the technologies behind the foregoing could harm the Republic Ecosystem, our business and the Republic Notes. This may be true even if such publicity is inaccurate. Negative publicity could also relate to the accuracy and effectiveness of the mechanisms used in registering digital assets on the Republic Note Smart Contract, changes to the Republic Note Smart Contract, Republic Core's ability to effectively manage and resolve complaints, privacy, security or data protection practices, litigation and regulatory activity. Such negative publicity could arise from many sources. Negative publicity, whether accurate or inaccurate, could negatively affect the Republic Notes.

Risks Related to Blockchain Technology

The Republic Note Smart Contract, the Algorand blockchain, and the Republic Notes themselves may be the target of malicious cyberattacks or may contain exploitable flaws in their underlying code, which may result in security breaches and the loss or theft of Republic Notes. If these attacks occur or security is compromised, this could expose us to liability and reputational harm and adversely affect the Republic Notes.

The Republic Note Smart Contract and the Republic Notes represent untested technologies, and there can be no assurance that the Republic Note Smart Contract and the ownership and transfer of Republic Notes will be uninterrupted and fully secure. There could be unauthorized transfers of Republic Notes, a complete loss of a holder's Republic Notes, or an unwillingness on the part of investors to adopt and invest in Republic Notes. Moreover, the Republic Notes and the Republic Note Smart Contract (and any technology, including blockchain technology, on which they rely, such as the Algorand blockchain) may be the target of malicious attacks seeking to identify and exploit technological weaknesses, which may result in the loss or theft of Republic Notes or other harms. These attacks may include, but may not be limited to, the following:

- A "Finney attack" occurs when an attacker enters into a transaction but does not announce it to the network. In such a case, the attacker can double-spend Republic Notes by transferring them to another user (for example, a merchant website) and then creating a new block of those same Republic Notes. For such an attack to be successful, the new block must be released so that it is added to the blockchain before the other user engages in a transaction. Once the block is accepted, the other user's transaction will not be accepted. Typically, users who accept "quick transactions" (which are accepted before the counterparty can confirm that the transaction has been written to the correct version of the blockchain) are vulnerable to this type of attack.

- A "Sybil attack" refers to a situation where a single unique user masquerades as multiple independent network nodes or users. This type of attack is difficult to defend against, even in theory, and may be used to game systems where distributions of rewards are designed to be based on unique user identities. Malicious users who adopt this sort of attack can subvert the system to receive Republic Notes as rewards, and thereby undermine the system generally.

These and other sorts of attacks may increase in frequency as more Republic Notes are distributed, if they become more valuable, and in particular if they are held by an increasing number of members. Republic Core may attempt to take measures to increase security on the Republic Note Smart Contract, but there can be no assurance that any such measures will be successful, and they will inevitably depend in large part on member behavior. As a result, there may be a number of successful attacks against the Republic Note Smart Contract and Republic Notes and their holders. Such attacks may adversely affect the Republic Note Smart Contract in the specific ways described above, by reducing trust in the integrity of the Site and the Republic Notes, creating bad publicity, and ultimately reducing demand for the Republic Notes.

The Republic Note Smart Contract, the Algorand blockchain and the Republic Notes themselves are vulnerable to risks arising from the new and untested aspects of their technologies.

Blockchain technology, which is sometimes referred to as "distributed ledger technology," is a relatively new, untested and evolving technology that represents a novel combination of several concepts, some of which may be present or absent in varying degrees across differing types of digital assets. These aspects include a distributed database or ledger that represents the total ownership of the assets at any one time, novel methods of authenticating transactions using cryptography across distributed network nodes, differing methods of incentivizing authentication by the use of rewards, and, in some cases, hard limits on the aggregate amount of assets that may be issued.

26

Accordingly, the further development and future viability of digital assets such as the Republic Note is uncertain, and a variety of challenges may prevent wider adoption. Examples of these challenges include the following:

- Scalability is a challenge for blockchains, because addition of records to a blockchain requires the network to achieve consensus through a validator mechanism, and delays and bottlenecks in the clearance of transactions may result.

- To the extent incentive payments are used to incentivize the validation of a transaction a blockchain, these fees may spike during times of high transaction volume. Because Republic Notes are securities, these incentive payments could also potentially raise regulatory issues related to whether the recipient of the fees is required to register as a broker-dealer under the Exchange Act. We believe that these rewards do not warrant a validator registering as a broker-dealer; however, there can be no assurance that regulatory agencies will agree with our position.

- In the case of many blockchains, during the validation process, competing forks of the blockchain may arise. As a result, a block is often not considered to be irreversibly included in the blockchain until several additional blocks have been added to it, and occasionally blocks with a handful of confirmations can be dropped and modified. Applications built on top of a blockchain that do not wait a sufficient period before treating the blockchain as permanently written may lose assets and funds in exchange for blockchain payments that are never completed. The Algorand blockchain has been designed to avoid forking problems that affect other blockchains. However, there can be no assurance that the Algorand design will prevent all forks, and there may still be unexpected forks in the Algorand blockchain.

- Because the blockchain has no gatekeepers, malicious users cannot be banned from the network. These users may drive out honest users through repeated attacks or by malicious behavior on applications that permit user-to-user interaction.

Moreover, advances in cryptography or other technical advances, such as the development of quantum computing, could present risks to Republic Notes, the Republic Note Smart Contract or the Algorand blockchain, by undermining or vitiating the cryptographic consensus mechanisms that underlie the blockchain protocols. Similarly, legislatures and regulatory agencies could prohibit the use of current or future cryptographic protocols, which could limit the utility of Republic Notes, the Republic Note Smart Contract or the Algorand blockchain.

Changes made to the Algorand blockchain over time, including by developers over whom Republic Core has no influence or control, could adversely affect the Republic Notes.

Over time, changes may be made to the Algorand blockchain, including by software developers over whom Republic Core has no influence or control. Such changes could modify the underlying functionality of the blockchain in ways that introduce errors or reduce functionality, and thereby adversely affect the Republic Notes or the Republic Note Smart Contract. Any such changes could lead to ownership or transfer problems, the creation of unreliable records of valid Republic Note transactions, the generation of invalid Republic Note transactions, or other harms. In any such case, holders of Republic Notes could be damaged and our business could be adversely affected.

The Algorand blockchain has not yet been widely recognized and accepted.

The Algorand blockchain represents relatively new blockchain technology, and it has not yet been as widely recognized or accepted as other forms of blockchain technology, such as the Bitcoin and Ethereum blockchains. The relative novelty of Algorand technology may create various problems for us, including reticence on the part of investors to purchase securities generated on such a blockchain or other difficulties with market understanding or acceptance. Any of these outcomes or events could adversely affect our business and the Republic Notes.

The further development and acceptance of blockchain networks are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets could have an adverse effect on the Republic Notes.

Republic Notes may be adversely affected if there is no further development of the Algorand blockchain network. However, whether such development will take place is subject to a high degree of uncertainty. Factors affecting the further development of blockchain networks include, without limitation:

- worldwide growth in the adoption and use of digital assets and other blockchain technologies;

- the maintenance and development of the open-source software protocols of blockchain networks;

- changes in consumer demographics and public tastes and preferences;

- the availability and popularity of new forms or methods of buying and selling goods and services, or trading assets, including new means of using existing networks;

- general economic conditions in the United States and the world;

- the impacts of major events such as pandemics and climate change;

- the regulatory environment relating to blockchains; and

- declines in the popularity or acceptance of blockchain-based assets.

The slowing or stopping of the development, general acceptance, adoption, and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the Republic Notes.

Republic Core may not be able to prevent changes to the Algorand blockchain that could harm the functionality of Republic Notes.

Due to the decentralized nature and governance structure of the Algorand blockchain, no central authority or system administrator exists with the power to preclude all potentially adverse changes to Algorand blockchain protocols. Consequently, Republic Core is unable to assure that the Algorand protocols will continue to be compatible with and supportive of the ownership and use of Republic Notes. For example, the possibility exists that a malicious actor could obtain, and stake, a supermajority of Algo Republic Notes on the Algorand blockchain, such that the actor is able to alter governing protocols, prevent the confirmation of new transactions, reverse previously completed transactions, or otherwise exercise control in a manner adverse to the continued operability of the Republic Notes or the interests of Republic Note holders. Such changes to the underlying protocols on which Republic Core's technology relies could render the Republic Notes inoperable or reduce their utility or attractiveness. Moreover, whether or not any malicious actor actually takes such actions, concerns that the possibility of blockchain breakdowns or other problems may cause users to lose confidence in the blockchain protocol and its continued viability. This in turn could adversely affect Republic Core, its operations and the Republic Notes. Due to similar factors, improvements or bug fixes to the Republic Note Smart Contract may be difficult or impossible to make.

Risks Related to Regulation

There are uncertainties related to the regulations governing blockchain technologies and digital assets, and new regulations or policies may materially adversely affect the Republic Notes.

The regulation of assets such as the Republic Notes and related technologies (such as blockchains) involves uncertainty as to how existing law will apply, is likely to rapidly evolve as government agencies take greater interest, and can vary significantly among international, federal, state, and local jurisdictions. Because of the differences between the Republic Notes and traditional securities, there is a risk that issues that might easily be resolved by existing law if traditional securities were involved may not be easily resolved for the Republic Notes. It is possible that securities regulators may interpret laws in ways that adversely affect the Republic Notes. It is difficult to predict how or whether regulatory agencies may apply existing or new regulations with respect to the Republic Notes, the Republic Note Smart Contract and the Algorand blockchain.

We could become a "reporting company" under the Exchange Act with significant additional reporting obligations, because we are not using a transfer agent for transactions in the Republic Notes.

Under Regulation A, we will have limited ongoing reporting obligations to investors relative to the obligations of companies that are "reporting companies" for purposes of the Exchange Act. The exemption that allows this lighter reporting, however, is in part dependent on the use of a transfer agent with respect to a company's securities. We do not intend to engage a transfer agent with respect to the Republic Notes, in part because there is no existing transfer agent that we are aware of able to perform relevant functions related to the Republic Notes, and in part because the types of activities a transfer agent would normally engage in are performed automatically on the blockchain.

It is possible that a regulator would disagree with this position that a transfer agent is unnecessary and therefore determine that we cannot avail ourselves of the limited ongoing reporting obligations available under Regulation A. If that were to happen, and if the services of a transfer agent were not readily available for Republic Notes, Republic Core might be required to file the full set of reports required of a reporting company. If so, we would need to spend considerable additional time, effort and expense preparing and providing the required reports. This could have an adverse effect on our operations, and would require significant attention from management, which in turn could affect our business and the Republic Notes. In anticipation of the Offering, Republic Core has undertaken an analysis of Section 12(g) of the Exchange Act and determined it is unlikely at this time or in the near future that Republic Core would be required to becoming a "reporting company" without regard to the Regulation A, Tier 2, reporting scheme; however, if this analysis were to change, or if a regulator were to disagree, the cost and time it would take to register the Republic Notes and abide by the reporting requirements applicable to a registered security could have a material adverse effect on our operations, specifically with respect to our internal controls, legal and regulatory costs and liquidity related to funding such activities.

We do not intend to register the Company or the blockchain as an exchange or ATS.

We have taken the position that neither the Company nor the blockchain should be viewed as an exchange or an ATS, primarily because each proposed transaction involving Notes on the network will be individually negotiated and implemented. It is possible that the SEC or another regulator would disagree with our position. If so, we could be forced to register the network and/or the blockchain as an exchange or ATS and comply with applicable law, which could lead to significant costs to Republic Core and could force Republic Core to change or cease its operations. Any of these developments could decrease the value of the Republic Notes sold in the Offering.

We do not intend to register the Company or the Blockchain as a clearing agency.

Certain activities conducted with respect to the Republic Notes could be viewed as triggering a requirement that the Company or the blockchain register as a clearing agency. We do not believe that such registration is required, but it is possible that the SEC or another regulator would disagree with that position. If so, we or the blockchain could be required to register as a clearing agency, and comply with law applicable to clearing agencies, which could lead to significant costs to us or the blockchain, and could force us to change or cease our operation or support of the blockchain. It could also lead to considerable uncertainty as to how we or the blockchain would comply with regulation, which would likely result in a need for a relatively long registration process and could ultimately prove prohibitive to our business model. Any of these developments could adversely affect the value of the Republic Notes.

We are not registered as a money transmitter or money services business, and our business may be adversely affected if we are required to do so.

We believe that no Republic Core entity is a money transmitter or a money services business. If Republic Core were deemed to be a money transmitter and/or a money services business, it would be subject to significant additional regulation. This could lead to significant changes with respect to our operations, how the Republic Notes are structured, how they are purchased, subscribed for and sold and other issues, and would greatly increase our costs in creating and facilitating transactions in the Notes. It could also lead to the termination of the Republic Notes or a decrease in their value. In addition, a regulator could take action against Republic Core if it views the Republic Notes and/or the Republic Note Smart Contract as a violation of existing law. Any of these outcomes would negatively affect the value of the Republic Notes and/or could cause Republic Core to cease operations.

We are not licensed to conduct a virtual currency business in New York and do not intend to become licensed in any other state that may require licensing in the future. We have taken the position that New York's BitLicense Regulatory Framework does not apply to our offer of Notes, because they are Securities issued under a registration exemption. It is possible, however, that the New York State Department of Financial Services could disagree with our position.

We are not licensed to conduct a virtual currency business in New York or any other state. We have, however, taken the position that the State of New York's BitLicense Regulatory Framework does not apply to the offer and sale of securities like the Republic Notes—including issuances pursuant to SAFE-STs personally issued to persons located in New York. We are also taking the position that the securities offered pursuant to this offering circular are "covered securities" as that term is used in Section 18 of the Securities Act, and as a result, the BitLicense Regulatory Framework is preempted under federal law with respect to Republic Notes offered under this offering circular. It is possible that the New York State Department of Financial Services could disagree with our position. If we were deemed to be conducting an unlicensed virtual currency business in New York, we could be subject to significant

additional regulation and/or regulatory consequences. This could lead to significant changes with respect to the operation or planned operation of the Republic Note Smart Contract, how the Republic Notes are structured, how they are purchased subscribed for and sold, and other issues, and would greatly increase costs in creating and facilitating transactions in the Republic Notes. It could lead to the termination of the Republic Notes or decreases in the value of the Republic Notes. In addition, a regulator could take action adverse to us, users of the Note Smart Contract, the Note Smart Contract itself or the Republic Notes. Any of these outcomes would negatively affect us, the Note Smart Contract, including its further development, and the value of the Republic Notes and/or could cause us to cease operations.

Currently, New York is the only state that requires a license to operate a virtual currency business, but it is possible that other states may require licenses in the future. If additional states begin to regulate virtual currency businesses as New York has, or impose other regulatory restrictions, and take the position that we are operating regulated virtual currency businesses, it could have a material adverse effect on our ability to operate in those states, or for holders of the Republic Notes to engage in any activities related to the Republic Notes in those states, which could affect the value of the Republic Notes. This could also lead to the potential legal consequences described above with regard to New York.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, increased cost of operations or otherwise harm our business.

We are subject to a variety of additional laws and regulations in the United States and abroad that involve matters central to our business, including member privacy, blockchain technology, data protection and intellectual property, among others. Foreign data protection, privacy, other laws and regulations can be more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

The growth of our business may increase the potential of violating applicable laws and regulations. The risk of our Company being found in violation of these or other laws and regulations (in the United States or abroad) is further increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of these laws and regulations, we may be subject to any applicable penalty associated with the violation, including penalties, damages and fines, we could be required to refund payments received by us, and we could be required to curtail or cease our operations or modify our practices or procedures. Existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products and services, including in connection with the Site, result in negative publicity, increase our operating costs, require significant management time and attention and subject us to claims or other remedies, including fines or demands that we modify or cease existing business practices.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Republic Core LLC (formerly known as Republic Block LLC) is a Delaware limited liability company formed on March 8, 2019. We are headquartered at 149 Fifth Avenue, 10th Floor, New York, NY 10017, USA, telephone +1-212-401-6930. Our email address is core@republic.co.

The Company was formed and prior to the Offering by Republic Parent. The Company was formed as a technology, intellectual property and community engagement operating subsidiary and acquisition vehicle. Shortly after formation, the Company acquired compliance software solutions from RenGen. The Company then acquired certain intellectual property and goodwill from SheWorx LLC, a female focused community building network. The Company was then used by Republic Parent to consolidate and streamline the technology services required and used by Republic Parent's other operating subsidiaries, including OpenDeal Portal LLC (referred to in this offering circular as Republic Crowd-Invest) and Republic Maximal LLC (referred to in this offering circular as Republic Private Capital).

Republic Core is a technology company that provides services to other member companies in the "**Republic Ecosystem**," a multi-faceted technical and advisory business focused on capital markets that consists of Republic Parent and its affiliates (which includes Republic Core).

Republic Core is a limited liability company that is a technology company and is one of the member companies of the Republic Ecosystem. We are working, along with the rest of the Republic Ecosystem, to expand and democratize access to capital markets. Other members of the Republic Ecosystem include, but are not limited to, Republic Parent, OpenDeal Portal LLC ("**Republic Crowd-Invest**") and Republic Maximal LLC and its subsidiaries Republic Capital GP LLC, Republic Capital Adviser LLC and Republic Crypto GP LLC ("**Republic Private Capital**"))(together the "**Clients**").

Specifically, Republic Core is a multi-faceted technical and advisory business committed to providing technological tools, support, and infrastructure to other member companies within the Republic Ecosystem and their members. In addition to providing technical and community-support services, Republic Core provides platform services using intellectual property that it licenses from Republic Parent under a semi-exclusive, revocable, perpetually renewable license. The same intellectual property will be used for the issuance and maintenance of the Republic Note. Republic Core also operates SheWorx, a community of over 20,000 female business founders, and provides related marketing and branding services.

Republic Parent owns all of the Class A limited liability company membership interests in Republic Core and, as such, has the power to appoint Republic Core's Managing Member. Republic Parent is currently the Company's Managing Member. Republic is a brand known for its mission of, and track record in, improving access and inclusion in entrepreneurship and helping democratize the private capital markets. Republic has raised over 200 million in funding from AngelList, Binance Labs, the Algorand Foundation, East Chain Company, Galaxy Digital, ZhenFund, Passport Capital, the Motley Fool Ventures, Valor Equity Partners and over a dozen other noted institutional investors. Republic has also fostered a growing network of advisors who are leaders in tech (such as Naval Ravikant and Peter Diamandis), finance (such as Cody Willard and Todd Rupert), and impact (such as Shiza Shahid, former CEO of the Malala Fund). On September 1, 2022, Republic Parent completed its acquisition of Seedrs Limited, a securities crowdfunding platform in the United Kingdom and Europe.

Republic Core is the functional core of the Republic Ecosystem. We also provide limited, non-recurring services to unaffiliated clients who share the Republic mission of making the private capital markets more accessible to investors and entrepreneurs of any background or net worth, and we may expand those services in the future.

An organizational chart, as of December 31, 2022, of Republic Parent, Republic Core and related subsidiaries and affiliates within the Republic Ecosystem is depicted below:



The Republic Ecosystem

The Republic Ecosystem is a group of companies working to help private businesses and technology startups raise capital from both non-accredited and accredited investors. The nexus of the Republic Ecosystem is the Republic Ecosystem website at www.republic.com (the "**Site**"). The Site enables visitors to review the products and offerings on Republic Crowd-Invest and to subscribe to such offerings, including sending consideration and receiving signed subscription documents; in limited circumstances allows qualified participants to indicate interest in investing through the syndicates organized by Republic Private Capital; and provides educational information and content about other member entities of the Republic Ecosystem. The Site also allows certain other affiliates in the Republic Ecosystem to conduct self-hosted securities offerings or to provide landing pages and technical infrastructure for such affiliates' clients.

The first company in the Republic Ecosystem was Republic Crowd-Invest, a funding portal that has been operating under Regulation Crowdfunding since July 2016. Republic Parent originally operated Republic Crowd-Invest, but later contributed its SEC license, and the Financial Industry Regulatory Authority ("**FINRA**") membership to the current entity operating Republic Crowd-Invest, in 2018. As of December 31, 2021, Republic Crowd-Invest had facilitated over $230 million of investments into over 450 companies across a range of industries, including fintech, consumer packaged goods (CPG), biotechnology, blockchain, Software as a Service (SaaS), hardware, cannabis and many others. In 2018, over 50% of companies successfully fundraising on Republic Crowd-Invest had women or other under-represented minorities on their founding teams.

In 2019, Republic added Republic Private Capital, an investment advisory firm, to its ecosystem. Republic Private Capital advises a number of venture funds and special purpose vehicles that invest primarily in technology companies, and whose investors are principally qualified clients, qualified purchasers, and institutional investors. As of January 1, 2022, Republic Private Capital has deployed over $400 million towards investments it manages and registered with the SEC as a Registered Investment Adviser in the third quarter of 2021. In January of 2022, Republic Capital Adviser LLC, a wholly owned subsidiary of Republic Maximal LLC, under the same management, assumed the majority of Republic Maximal's business through the filing and acceptance of a successor registration with the SEC.

As of the conclusion of fiscal year 2021, Republic Crowd-Invest's auditors and Republic Private Capital's auditors have stated that there is substantial doubt about each company's ability to continue as a going concern.

In addition to Republic Crowd-Invest and Republic Private Capital, the Republic Ecosystem is composed of other businesses in validation or dormant stages, and we expect that more businesses will be added over time. We estimate that, as of January 1, 2022, over 1,500,000 members have been registered through Republic Ecosystem affiliates, including accounts for individual investors, high net worth individuals, and venture capital firms, among others. We define "members" as any person who has made an account, or in certain circumstances associated with acquisitions, on whose behalf an account has been made, on the website found at https://republic.co, including but not limited to its branches at https://republiccapital.co, https://advisory.republic.co, and https://fig.co; these members have been registered with Republic Parent, Republic Crowd-Invest, Republic Private Capital, OpenDeal Broker LLC (the

"**Capital R**"), Republic Advisory Services, Fig Publishing, Inc. ("**Fig**"), Republic Deal Room Holdings LLC ("**Republic Deal Room**") and the brands maintained by Republic Core, including SheWorx and RenGen. In limited circumstances, a member may only have an email address associated with the Site that allows them to receive a newsletter or statutorily required disclosures. All such accounts are being hosted by Republic Core as the technical center of the Republic Ecosystem. Fig, Republic Deal Room and other entities in the Republic Ecosystem contract with Republic Core from time to time for technological services to facilitate their businesses.

On October 1, 2020, in a series of agreements between Republic Parent, Republic Core, The Next Seed, Inc. ("**NextSeed**"), and other subsidiaries of NextSeed, Republic Parent acquired certain intellectual property, licensure rights and goodwill related to NextSeed and Republic Core received 100% of the equity interest in NextSeed Services, LLC ("**NS Services**"), which was subsequently been renamed Republic Investment Services LLC, in exchange for the right to 1,200,000 Republic Notes (the "**NextSeed Transaction**"). NS Services has technological and operational capabilities that allowed it to provide technological and operational support to debt repayment, revenue sharing and other services related to securities offerings hosted by registered intermediaries; Republic Core did not have equivalent capabilities at the time of that transaction, and has not developed such capabilities separately from NS Services. As part of the NextSeed Transaction, Republic Core was obligated to pay NextSeed $330,000 for certain transition services (the "**NextSeed Transition Services Agreement**") provided until December 31, 2020. Republic Core then paid an additional $330,000 to extend the term of the NextSeed Transition Services Agreement for an additional three months. Republic Core and NextSeed further agreed to extend the term of the NextSeed Transition Services Agreement, indefinitely, as of April 1, 2021, on a month to month basis, for certain limited services and expenses associated with operation of NS Services; we estimate the monthly cost of this month to month obligation be approximately $35,000. Republic Parent incurred additional obligations in the NextSeed Transaction, including certain security interests, reverse participation rights and stock options in connection with the employment of personnel, none of which affect Republic Core's operations or finances. Republic Parent amended certain of those rights in September of 2021; none of such amendments affect Republic Core's operations or finances. Republic Core intends to transition services NS Services currently provides into its own suite of services to provide further value to the Republic Ecosystem, which may require further payments to NextSeed for additional transitional services. The transitional payment amounts do not include licensure rights as Republic Parent already owns the NextSeed trademark and domain. On September 1, 2021, Republic Parent acquired the remainder of NextSeed's assets for cash and certain convertible securities to shares of Republic Parent's preferred stock. As part of the transaction, 100% of the equity interest in NextSeed Technology, LLC was contributed to Republic Core, without further consideration from Republic Core. Neither Republic Core nor Republic Parent acquired an interest in NextSeed Management LLC through this transaction. Republic Investment Services LLC (f/k/a/ NextSeed Services LLC) has no assets and its sole obligations are regarding payment agent duties under debentures previously issued via the NextSeed platform, which Republic Core acquired to service the business line it previously acquired from NextSeed. NextSeed Technology, LLC has certain code and contracts related to such code which Republic Core intends to integrate into its services; NextSeed Technology, LLC has no liabilities. On January 31, 2023, NextSeed Technology, LLC, in association with an orderly winddown, assigned all of its assets to its sole member, Republic Core LLC, and then dissolved via the filing of a certificate of cancellation with the State of Delaware. Either of Republic Parent and Republic Core, or their affiliates were provided the option to purchase the membership interest in NextSeed Securities, LLC, an SEC-registered broker dealer for $10,000 during the two year period after the closing of the above described transaction upon receipt of the necessary regulatory approval; on May 27, 2022, Republic Parent and its subsidiary the Capital R informed FINRA and the Next Seed, Inc. of their intent to exercise the option and a continuing membership application is in process. On December 14, 2022, FINRA approved the continued membership application and on December 23, 2022 OpenDeal Broker LLC acquired NextSeed Securities, LLC; the two merged on January 1, 2023, with NextSeed Securities LLC surviving and renaming itself OpenDeal Broker LLC and assuming all of OpenDeal Broker LLC's obligations and contractual arrangements, including the service agreements with Republic Core, as of January 1, 2023. Republic Core further provided a written consent to continue the service agreement in place with OpenDeal Broker LLC.

Republic Core provides ongoing services to Republic Crowd-Invest and Republic Private Capital, provides limited, non-recurring services to other affiliates, in exchange for certain cash payments on an ad hoc basis and occasionally directly with such affiliates' clients on an ad hoc basis, such as building out custom websites which connect to the Site's backend which can result in hundreds of thousands of dollars paid to Republic Core; such services provide Republic Core with non-recuring revenue. These activities, which help sustain Republic Core do <u>not</u> result in amounts which will be deemed Republic Core Proceeds and therefore do not benefit Republic Note holders. During the periods ending December 31, 2020 and December 31, 2021, Republic Core entered into 0 and 9 non-recurring contracts entitling it to cash payments of $0 and approximately $1,800,000 respectively. For the period from January 1, 2022 through June 30, 2022 Republic Core entered into 1 non-recurring contract entitling Republic Core to cash payments of $300,000. During the period from January 1, 2020 through June 30, 2022, Republic Core realized revenue from non-recurring contracts of $1.8 million. Republic Core expects to receive the remaining $0.3 million of cash payments over the course of the next year. For example, Republic Core was paid $325,000 for developing the custom website

for Robot Cache US Inc.'s website related to the Regulation A+ offering it conducted in coordination with the Capital R. Republic Core entered into one contract potentially entitling Republic Core to $1,250,000 million if the terms are met, which would be material to Republic Core, but does not believe the counterparty will meet the terms of the contract and therefore that the counterparty will not be obligated to pay that sum to Republic Core. Republic Core intends to provide other services and to develop additional revenue sources in the future; for example, Republic Core intends to develop services and enter into recurring service agreements with affiliates, such as Fig (expected to be within the next 12 months), as well as other member of the Republic Ecosystem which are in the process of integrating into the Site. Republic Core expects such new sources of revenue will be sufficient to satisfy Republic Core's expenses including the payments to Republic Parent pursuant to the Intercompany Agreement (as defined below). Republic Core has structured a class of limited liability company membership interests which will be represented digitally, the Republic Note, and is offering the Republic Note in the Offering, to provide holders with portions of its revenue and to further incentivize the activities and engagements of participants within the Republic Ecosystem. Non-recurring portions of Republic Core's revenue are derived from (i) any realized in-kind commissions that Republic Crowd-Invest has earned and will earn from companies successfully raising funds on www.republic.com, and (ii) any realized carried interest that Republic Private Capital has earned and will earn from the investment funds it advises. The Company will accumulate a cash balance from this non-recurring revenue. Using this accumulated cash balance from non-recurring revenue from Republic Crowd-Invest and Republic Private Capital, which will be held in a segregated account at a financial institution, the Company will make Dividend Distributions to the holders of Republic Notes. As a result, holders of Republic Notes will share indirectly in the growth and success of Republic Core, which in turn will benefit from Republic's success as a fundraising and investing ecosystem.

Relationship between the Company and Republic Parent

Republic Core was created by Republic Parent in 2019 as a vehicle to acquire various pieces of intellectual property that Republic Parent believed would be valuable to the Republic Ecosystem. Since our formation, we have been wholly dependent on Republic Parent for all of our operating capital, intellectual property, staff and operations. Throughout the Republic Ecosystem's growth, Republic Parent realized that numerous services and functions were being replicated both through the Republic Ecosystem Site, and at individual entity levels, sometimes at high cost and in a less than efficient manner, therefore in the latter half of 2019, in anticipation of our assumption of the role of becoming the functional core of the Republic Ecosystem, Republic Parent took various steps to provide for a consolidation of services and functions within the Republic Ecosystem. Republic Core and Republic Parent entered into that certain Intercompany Licensing and Asset Transfer Agreement (the "**Intercompany Agreement**") effective as of January 1, 2020 and amended and restated as of January 1, 2021 and further amended as of January 1, 2022, to achieve the consolidation goals previously mentioned. Specifically, under the Intercompany Agreement, Republic Parent (i) provides to Republic Core a license (the "**Republic IP License**") to (A) licensed trademarks and trade dress associated with the operations of the Clients and (B) software which is necessary for the operations of such Client's operations, including a codebase (collectively the "**Republic IP**") and (ii) transferred, assigned and contributed to Republic Core assets, including employee and service agreements that support the operations of Republic Core's current Clients. The Republic IP License is a semi-exclusive, worldwide, perpetually renewable, revocable one-year license which will require Republic Core to make necessary payments to Republic Parent and meet the terms and conditions including the payment of $12,500 quarterly ("**Republic IP License Fee**") by Republic Core to Republic Parent. Any adjustment to the Republic IP License Fee will be made at the renewal of the term of the Intercompany Agreement, with reasonable notice provided by Republic Parent to Republic Core. The Republic IP License states that the parties intend that Republic Core will enter into separate service agreements with its current Clients in order for such entities to continue their operations, and providing such services to Clients are an express condition of the Republic IP License, pursuant to written master service agreements that Republic Core has entered into with each Client (collectively, our "**Core Proceed Producing Client Contracts**"), in each case effective as of April 1, 2020. On or about April 1, 2022 and as amended on August 1, 2022, Republic Core and affiliate the Capital R entered into a master service agreement which provides for (i) $15,000 per quarter of fees for the use of the Republic IP, (ii) reimbursement of $1,500 for each escrow account the Capital R uses via BankProv's integration with Republic Core and (iii) certain reimbursements for cash outlays fronted by Republic Core. As the master service agreement with the Capital R does not provide for payments that may accrue to Republic Note holders, it is generally not referred to as a Core Proceed Producing Client Contracts herein. On or about June 1, 2022 and as amended on August 1, 2022, Republic Core and affiliate Republic Deal Room entered into a master service agreement which provides for (i) $10,000 per quarter of fees for the use of the Republic IP, (ii) reimbursement of $1,500 for each escrow account the Capital R uses via BankProv's integration with Republic Core and (iii) certain reimbursements for cash outlays fronted by Republic Core. As the master service agreements with the Capital R and Republic Deal Room do not provide for payments that may accrue to Republic Note holders, they are generally not referred to as a Client Contract(s) herein. Pursuant to the Intercompany Agreement with Republic Parent, we paid Republic Parent $2,000,000 upon the completion of the offering of Republic Notes pursuant to Rule 506(c) of Regulation D. The Intercompany Agreement obligates Republic Core to reimburse Republic Parent for certain operational expenses borne by Republic Parent. If Republic Core obtained these services

directly and not from Republic Parent, Republic Core would incur additional expenses for personnel and/or for third party services. These operational expenses include the salaries of our executives, our telecommunications equipment and the provision of certain financial services and are reimbursed to Republic Parent at market rates, without interest, markup or servicing fees. Such reimbursements currently equal approximately $200,000 per month, although we have not made any payments to Republic Parent due to offsetting debt obligations owed by Republic Parent to Republic Core. Republic Core and Republic Parent believe that the amount Republic Parent owes Republic Core, after netting out offsetting current and anticipated liabilities, is approximately $6,400,000. We expect to continue to offset this debt obligation and to forgo payments to Republic Parent in the foreseeable future. We will not use non-recurring revenue from our Clients subject to Core Proceed Producing Client Contracts, which Republic Note holders may be entitled to, to make these payments. Payments of these amounts to Republic Parent will not impact our ability to pay the Distributable Amount to Republic Note holders, as the amount payable to Republic Note holders will come solely from non-recurring revenue from our Clients subject to Core Proceed Producing Client Contracts for the benefit of Republic Note holders. The Company will use Republic Core Proceeds to pay Republic Note holders and will not use Republic Core Proceeds to pay expenses, such as our obligations under the Intercompany Agreement. Further, pursuant to the Intercompany Agreement, Republic Core is required to reimburse Republic Parent for certain agreed upon operating expenses in which Republic Parent pays for, for the benefit of Republic Core. Republic Core does not believe paying the Republic IP License Fee will have any impact on the Dividend Distributions to Republic Note holders, as Republic Core Proceeds will not be used to pay the Republic IP License Fee (or any other Republic Core expenses or obligations, other than those to Republic Note holders).

The Company believes the Republic IP License Fee is fair given the length of time and capital expenditure made by Republic Parent developing the IP and securing the related assets. The Company acknowledges that the below-market cost of the Republic IP License Fee is borne by the ancillary costs associated with the use of the Republic IP License.

Since 2018, Republic Parent has sold certain simple agreements for future equity and security Republic Notes (each a "**SAFE-ST**") to fund the Republic Ecosystems' growth and to develop the Republic Note. Republic Parent used the proceeds from the sales of the SAFE-STs to fund the development of Republic Crowd-Invest and Republic Private Capital, to acquire the assets held by Republic Core and to develop the Republic Note. Each SAFE-ST allows for its holder to select a percentage of its face value to be allocated to toward Republic Notes and the remainder to remain outstanding as a right to future equity in Republic Parent. In a series of separate actions, Republic Parent assigned to Republic Core the obligations under certain SAFE-STs previously issued by Republic Parent to deliver Republic Notes to investors in those SAFE-STs . This was done as the monies contributed by SAFE-ST investors with respect to their Republic Note allocations (as then contemplated by the SAFE-ST) were largely used for the development of the Republic IP that Republic Core uses today, including, but not limited to, engineering consultants and employee costs associated with developing (i) the technology that allows for digital assets to be used as a payment on the Site (ii) many of the Sites core functions related to facilitating securities offerings, including offerings which have co-issuers and shifting terms, (iii) computer code related to digital wallet address creation, collection and security (iv) community building user experience devices used to engage users of the Site, (iv) marketing expenses associated with promoting the Republic Ecosystem and (vi) other general and administrative costs needed to support development of the Republic Notes and the general Republic Ecosystem, namely insurance, travel and office supplies. The Republic Notes to be issued to investors in those SAFE-STs would be identical to the Republic Notes distributed in this offering and would have the same rights. The dollar value of the Republic Notes issuable by Republic Core as part of fulfilling the SAFE-STs is not directly correlated to the above costs and the Company estimates Republic Parent's total outlay likely exceeded the stated value of the issuable Republic Notes. Republic Core is the sole license holder of such Republic IP, although such IP remains the intellectual property of Republic Parent. Each SAFE-ST specifically contemplated an affiliate of Republic Parent developing the smart contract and taking the necessary steps to secure the economic rights encapsulated by the Republic Note and ultimately issuing the Republic Notes. Because there are a finite amount of Republic Notes that we are not permitted to increase, and because we will not be able to realize cash or other valuable consideration from any Republic Notes issued pursuant to SAFE-STs that were previously sold by Republic Parent, the requirement to issue Republic Notes under those SAFE-STs reduces the total amount that Republic Core will be able to realize by selling Republic Notes for cash or other valuable consideration, and therefore reduces Republic Core's ability to sell Republic Notes to fund operations.

Persons who submit subscription agreements for Republic Notes during the Offering may not revoke their subscriptions. However, Republic Parent and Republic Core have each, with respect to their respective agreements with investors, voluntarily and proactively determined to make a rescission offer to any person (the "**Prior Investors**") who provided cash or cash equivalent consideration for their entitlement to and thereby subscribed for Republic Notes by purchasing any instrument previously sold by Republic Parent or the Company that entitled such person to receive Republic Notes, whether that instrument be a SAFE-ST, a TPA or a Subscription Agreement (collectively the "**Prior Investment Agreements**"), and such instrument held did not specify that Republic Notes were membership interests

of the Company requiring the holder to sign a joinder agreement to the LLC Operating Agreement. This rescission offer to Prior Investors with respect to Prior Investment Agreements is wholly discretionary and is not based on any entitlement or contract. Persons participating in this Offering or the Parallel Offerings are not Prior Investors. For the avoidance of doubt, neither Republic Parent nor Republic Core consider compensatory awards to be Prior Investment Agreements. The rescission offer will be made at the time such Prior Investors are given an opportunity to receive Republic Notes. Republic Parent has agreed to indemnify Republic Core for all liability in connection with acceptance of the Company's rescission offer by any Prior Investor; Republic Parent and the Company believe this presents a maximum potential liability of $24,674,510.62 to Republic Parent, assuming no interest is paid or fees are incurred in providing such rescission. Republic Parent's indemnification of the Company applies to any obligation to deliver Republic Notes by Republic Core to the Prior Investors, with such rights transferable in association with the transfer of the entitlements of the Prior Investors and expiring upon the cancellation, termination or fulfillment of the Prior Investment Agreements. Upon request for rescission, payment will be made by Republic Parent (either on its own behalf, or on behalf of Republic Core) to the bank account provided by the requester within 30 calendar days, after the execution of a release.

The Intercompany Agreement provides Republic Core assets are both revenue-generating as well as cost generating. Although the Republic IP License Fee currently exceeds the gross fees paid by Republic Core's current clients on a quarterly basis, the Company anticipates adding new affiliated clients in the short term, as well as providing additional ad hoc services to non-affiliates for cash to account for the shortfall. As a result, the Company does not anticipate that it will be unable to satisfy its obligation to pay the Republic IP License Fee. We currently provide these services to two clients: Republic Crowd-Invest and Republic Private Capital (together, our "**Clients**"). The Company anticipates adding new affiliated clients in the short term, as well as providing additional ad hoc services to non-affiliates for cash to account for the shortfall. Further, Republic Core undertook the obligation to pay the salaries of certain personnel contributed to Republic Core by the Intercompany Agreement, adding further burdens on Republic Core's capitalization. Republic Parent has not provided any firm commitments to fund Republic Core in the future, and Republic Parent's willingness to do so should not be considered guaranteed. We believe that we are reasonably assured that Republic Parent has the intent to and will provide operating capital to us if we are in need of it, in order to protect its inherent investment in our success and the key-person status we play within the Republic Ecosystem. Our inability to operate and provide services to our Clients would hamper their ability to operate and generate revenue, which would reduce the value and reputation of the Republic Ecosystem and therefore Republic Parent's holdings. Therefore, we believe, although there are no commitments or stated intent of Republic Parent to fund cash flow deficits and/or provide direct or indirect financial assistance to us, that if there was a need, Republic Parent would be willing and able to meet that need.

According to December 2019 research available at MarketStudyReport.com, the worldwide crowdfunding market is projected to reach $28.77 billion by 2025. According to Peter Diamandis, writing in *Entrepreneur* in 2018, Goldman Sachs has described securities crowdfunding as potentially the most disruptive of all the new models of finance. Private investing among institutional and high net worth investors has long been a trillion-dollar global industry. Republic aims to be a leading brand through which accredited, non-accredited and institutional investors can invest in the next generation of businesses and technologies that define the ways we will live and work.

Our Agreements with Upside

As noted above, Republic Core worked with CoMakery, Inc. dba Upside to develop the Republic Note Smart Contract and continues to work with Upside to create user-friendly tools that will make the custody of Republic Notes easier. Toward that end, Republic Parent has entered into a Setup and SaaS Services Agreement with Upside (the "**Upside Agreement**"). The services to be provided by Upside under the Upside Agreement include three types of services: (a) development and implementation services ("**Implementation Services**"); (b) additional support and consulting including research, onboarding of clients, blockchain-related campaign launch support, authoring technical procedure documents, and discussions with regulators or investors, as requested by Republic Parent ("**Upgraded Support**"); and (c) hosted platform/application services including, among other things, the ability to create, public and administer blockchain token transfers, missions, projects, batches and tasks, blockchain smart contracts, payment integrations and blockchain integrations ("**SaaS Services**"). The fees for the Implementation Services were set at a flat rate, with a provision for excess hours; the fees for Upgraded Support and SaaS Services are set at a monthly rate. The fees payable under the Upside Agreement are payable by Republic Parent.

In addition, the Upside Agreement gave Republic Parent the option, at any time after the Implementation Services were completed, upon payment of a license fee, to purchase a nonexclusive, perpetual, irrevocable, royalty-free, fully-

paid up worldwide license to the source code for the customized platform for the Republic Note. The license so purchased would permit Republic Parent to operate a single, publicly accessible instance of the customized platform for the Republic Note to serve an unlimited number of projects and users.

Upside and Republic Parent have also entered into a memorandum of understanding (the "**Upside MOU**") detailing services to be offered by Upside to certain clients of Republic Parent, including (a) deploying token software code with transfer address restrictions ("**Standard Security Token**") to the Ethereum, Stellar or Binance network; and (b) configuring Upside to administer a new Standard Security Token. The fees payable under the Upside MOU would include optional one-time fees for each implementation for each client, as well as per hour charges for customization or for a third party security audit. The fees payable under the Upside MOU would be payable by the clients of Republic Parent. On December 28, 2021, Republic Parent invested $4,800,000 via SAFE into Upside.

Our Business Model

Republic Core is primarily focused on providing Core Business Services on an as-needed basis to its current Clients. There are other members of the Republic Ecosystem that are not Clients but may request products, services or support from time to time. Over time, we hope to provide recurring Core Business Services to Fundraising Platforms within the Republic Ecosystem, including those that focus on particular industries or asset classes, such as video games, real estate, collectibles, and other alternative assets. We also provide limited, non-recurring services to unaffiliated clients who share the Republic mission of making the private capital markets more accessible to investors and entrepreneurs of any background or net worth, and we may expand those services in the future.

As consideration for providing Core Business Services to our Clients, Republic Core receives quarterly cash payments pursuant to our **Core Proceed Producing Client Contracts**, in each case effective as of April 1, 2020. These quarterly cash payments include the **Fixed Quarterly Cash Fee** and, from time to time, may include **Republic Core Proceeds** if and when a Client receives cash proceeds from the liquidation of securities or carried interests that it has acquired in the normal course of its business. The Fixed Quarterly Cash Fee is subject to renegotiation with each Client on an annual basis. Additionally, the Company may pass certain expenses through to each Client, as well as charge additional fees for special projects and custom Fundraising Platforms support. As of the date of this offering circular, members of the Republic Ecosystem that are not Clients will not be contributing revenue to Dividend Distributions made to Republic Note holders. The definition of Republic Core Proceeds may only change if (i) we consider certain revenues or proceeds from new clients or additional revenues from existing clients to be Republic Core Proceeds,(ii) an existing Client cancels their Core Proceed Producing Client Contracts with us or materially changes it in which case no future proceeds may be expected therefrom, or (iii) the definition of "Republic Core Proceeds" is changed pursuant to the terms of the Company's in force LLC Operating Agreement. Any decision to include revenues or proceeds from new clients or additional revenues from existing clients in Republic Core Proceeds would be made by Republic Parent in its capacity as the Managing Member of the Company. The Managing Member expects that it would only consider including in Republic Core Proceeds revenues or proceeds from new clients or additional revenues from existing clients to the extent such additional revenues constitute the variable component to such revenues or proceeds; per current practice and contracts, the Managing Member does not intend for fixed recurring fees for recurring services to be considered for inclusion in Republic Core Proceeds. There can be no assurances that the Managing Member would ever include revenues or proceeds from new clients or additional revenues from existing clients in Republic Core Proceeds.

The following table shows the amount of monies that would be considered Republic Core Proceeds that the Company has received, since inception of the Core Proceed Producing Client Contracts, from Republic Crowd-Invest and Republic Private Capital:

Republic Core Proceeds Received by the Company (1)

	Republic Core Proceeds Received from Republic Crowd-Invest	Republic Core Proceeds Received from Republic Private Capital
For all times prior to December 31, 2019	$ 1,600.20	$ 0.00
From January 1, 2020 to June 30, 2020	$ 6,756.36	$ 0.00

From July 1, 2020 to December 31, 2020	$ 18.70	$ 0.00
From January 1, 2021 to June 30, 2021	$ 211.74	$131,598.70
From July 1, 2021 to December 31, 2021	$ 9,684.06	$495,271.20
From January 1, 2022 to June 30, 2022	$39,133.19	$136,295.85
From July 1, 2022 to December 31, 2022	$ 664.09	$112,430.66

(1) No Republic Notes were outstanding prior to the date on which the Form C in which this offering circular is included was qualified. As a result, no amounts of Republic Core Proceeds received by the Company have been paid as a Dividend Distribution to any Republic Note holder prior to the date of this offering circular.

For example, Republic Crowd-Invest generates revenue by charging its clients for facilitating crowdfunding investments into their businesses. Currently, Republic Crowd-Invest charges the majority of companies that raise capital on its platform a 6% cash commission and a 2% securities commission (in the same form and manner as the securities sold by such company acting as an issuer through Republic Crowd-Invest) of the total amount of capital raised. In limited cases Republic Crowd-Invest has charged lower fees for novel offerings, issuers backed by notable venture capitalists and to real estate and debt offerings which have historically been more sensitive to the cost of capital. For illustrative purposes, if Company C were to raise $500,000 through a crowdfunding securities offering on Republic Crowd-Invest, then, at the close of the offering, Republic Crowd-Invest would receive a $30,000 cash commission and $10,000 worth of securities in Company C (on the same terms as applied to the investors participating in the offering). Later, and from time to time, Republic Crowd-Invest may receive cash proceeds from the liquidation of the securities, If Company C is acquired, goes public or experiences some other liquidity event. Under its Core Proceed Producing Client Contracts with Republic Core, Republic Crowd-Invest must pay Republic Core a quarterly cash fee of $10,000 and 100% of the net cash proceeds Republic Crowd-Invest receives from the liquidation of securities, as and when they may be liquidated. Therefore, in a quarter in which securities held by Republic Crowd-Invest are liquidated, the Company would receive from Republic Crowd-Invest the quarterly cash fee of $10,000 and any applicable cash from the securities liquidation, and the latter amount would be distributable by the Company to Republic Note holders as distributions, subject to the Company's distribution policy. The Company would be entitled to receive from Republic Crowd-Invest the quarterly cash fee and cash from liquidated securities holdings during the term of the Core Proceed Producing Client Contracts between the Company and Republic Crowd-Invest. The Core Proceed Producing Client Contracts is for a fixed period but perpetually renews automatically unless terminated for cause.

Set forth below is a table of the securities Republic Crowd-Invest has acquired as partial compensation for the crowdfunding issuances that have taken place on its portal. As and when such securities holdings may be liquidated, Republic Crowd-Invest must pay 100% of the net cash proceeds to Republic Core, which will become part of the Republic Core Proceeds from which distributions may be declared to investors in Republic Notes. **As described in Note 1 to the table below, the dollar amount of securities received by Republic Crowd-Invest is calculated based on the issuance prices of these securities. These numbers are unaudited, and the prices to be realized upon liquidation of these securities may be higher or lower than their issuance prices. Therefore, the dollar amount of securities received by Republic Crowd-Invest is not predictive of the amount of Republic Core Proceeds that may be realized upon liquidation of these securities. There can be no assurance that Republic Crowd-Invest will realize a return as to any of these securities.** Republic Core has engaged TaxDrop LLC to assist in the preparation of this table and to have its licensed CPAs review its contents for accuracy. Republic Crowd-Invest holds a $1,397 Crowd SAFE in TaxDrop Inc.; TaxDrop Inc. is a legally distinct entity from the TaxDrop entity in which Republic Crowd-Invest holds small investment.

Republic Crowd-Invest
Securities Holdings

As of December 31, 2022

(Unaudited)

Company	Date of Issuance	Gross Proceeds of Issuance	Commission Paid to Republic Crowd-Invest in the form of Securities	Securities Commission
18.21 Drinks	12/15/2020	$117,494	2.00%	$2,350
18.21 Drinks	1/15/2021	$156,307	2.00%	$3,126

1World Online	2/9/2021	$271,957	2.00%	$5,439
44 East - Austin	7/22/2020	$192,984	2.00%	$3,860
70 Million Jobs	4/28/2020	$162,545	2.00%	$3,251
A Blue Egg Corporation	6/6/2022	$105,180	2.00%	$2,104
A Boring Life*	7/30/2020	$111,174	2.00%	$2,223
Aavrani	12/24/2019	$429,119	2.00%	$8,582
Aavrani	1/13/2022	$79,353	2.00%	$1,587
Acciyo	7/16/2020	$147,063	2.00%	$2,941
Actipulse Neuroscience	1/13/2022	$200,390	2.00%	$4,008
AdWallet	8/23/2021	$148,965	2.00%	$2,979
Aera	12/2/2020	$129,920	2.00%	$2,598
Aether Beauty*	6/18/2021	$333,403	2.00%	$6,668
AKUA	8/16/2021	$1,069,632	2.00%	$21,393
Alpha'a	4/30/2020	$60,043	2.00%	$1,201
AlphaFlow*	1/19/2021	$1,067,980	2.00%	$21,360
AlphaFlow*	9/14/2021	$1,797,756	2.00%	$35,955
Alpine-X	5/2/2022	$1,380,864	2.00%	$27,617
Altaneve	5/1/2018	$100,032	2.00%	$2,001
AltoIRA	2/11/2021	$994,698	2.00%	$19,894
Altwork	10/1/2022	$224,615	2.00%	$4,492
American Dreamhouse - Boeing Ave	4/6/2021	$106,793	2.00%	$1,068
American Provenance	11/2/2021	$112,401	2.00%	$2,248
Ample Foods	5/17/2020	$1,467,478	2.00%	$29,350
Amplio.ai	12/10/2021	$76,035	2.00%	$1,521
Apothio Initial Litigation Offering	5/6/2022	$347,888	0.00%	$0
Arable Brewing Company	10/1/2022	$68,660	0.00%	$0
Are.na	5/26/2020	$270,206	2.00%	$5,404
ArkHAUS	6/10/2022	$317,390	1.00%	$3,174
Arlene	10/1/2021	$185,994	2.00%	$3,720
Asaak	6/30/2021	$896,329	2.00%	$17,927
Asarasi	10/1/2020	$597,950	2.00%	$11,959
Asarasi	9/28/2021	$470,359	2.00%	$9,407
Attn: Grace	11/30/2022	$77,941	2.00%	$1,559
AudioCardio	7/10/2021	$174,867	2.00%	$3,497
Audios	7/10/2021	$638,580	2.00%	$12,772
Austin Cityfund	1/28/2022	$457,105	1.00%	$4,571

Austin Flipsters Portfolio	8/26/2021	$499,946	2.00%	$9,999
Avenify	4/30/2020	$301,359	2.00%	$6,027
Axel.ai	6/24/2020	$107,000	2.00%	$2,140
Axle.ai	12/21/2021	$373,345	2.00%	$7,467
Ayoba	9/18/2021	$147,758	2.00%	$2,955
Azure Printed Homes	10/3/2022	$596,869	2.00%	$11,937
Back Porch Homes	12/7/2019	$158,088	2.00%	$3,162
Backstage Capital	1/8/2022	$4,719,880	2.00%	$94,398
Backyard Soda Co.	10/1/2020	$143,521	2.00%	$2,870
Balloonr	1/23/2019	$185,396	2.00%	$3,708
Bandwagon	1/1/2019	$145,398	2.00%	$2,908
BAOBAB	6/2/2021	$103,459	2.00%	$2,069
Beacons	4/16/2021	$190,766	2.00%	$3,815
Bellhop+	10/21/2017	$353,935	2.00%	$7,079
Benson Watch Company	11/20/2021	$396,436	2.00%	$7,929
BioLight	9/7/2022	$66,304	2.00%	$1,326
BitGreen	5/13/2022	$4,972,906	1.30%	$64,865
Blended Sense	12/1/2020	$64,933	2.00%	$1,299
Bloomi	3/30/2021	$173,384	2.00%	$3,468
Blue	7/11/2020	$1,067,205	2.00%	$21,344
Blue World Voyages	12/19/2019	$244,993	2.00%	$4,900
Bobbie	8/11/2021	$242,670	2.00%	$4,853
Book+Main	8/31/2019	$114,858	2.00%	$2,297
Boon VR*	6/12/2018	$255,271	2.00%	$5,105
Borrow	11/4/2020	$176,113	2.00%	$3,522
Bounty0x	4/18/2020	$73,993	2.00%	$1,480
Bowr	3/9/2022	$105,905	2.00%	$2,118
Brass Clothing[1]	12/8/2020	$78,350	2.00%	$1,567
Brik + Clik	3/29/2022	$224,931	2.00%	$4,499
Buff Bake	3/24/2020	$77,990	2.00%	$1,560
BuildStream	6/26/2021	$163,026	2.00%	$3,261
Buki	5/30/2019	$60,632	2.00%	$1,213
Cabinet Health	9/8/2022	$217,640	2.00%	$4,353
CallingDr+	9/5/2020	$342,408	2.00%	$6,848
Cannabox	10/8/2021	$223,927	2.00%	$4,479
Canopy	3/16/2022	$325,470	2.00%	$6,509
Canvino	5/16/2022	$71,682	2.00%	$1,434

CardBoard Live	2/18/2019	$42,450	2.00%	$849
CAVU	10/29/2022	$31,775	2.00%	$636
Cerveza Tulum	6/24/2022	$161,875	2.00%	$3,238
Champion Lender	11/11/2022	$137,449	2.00%	$2,749
Chasin' Dreams Farm	11/2/2021	$62,000	2.00%	$1,240
Cherrish	6/23/2021	$91,408	2.00%	$1,828
Choose Health	4/27/2021	$132,505	2.00%	$2,650
CHRGR	9/21/2019	$1,069,941	2.00%	$21,399
Citiesense	1/1/2020	$80,000	2.00%	$1,600
Citizens	8/11/2021	$1,059,074	2.00%	$21,181
Cityzenith	11/1/2019	$1,069,992	2.00%	$21,400
Claro+	11/30/2021	$38,856	2.00%	$777
Clocr	12/21/2021	$539,499	2.00%	$10,790
Cloudastructure	7/16/2019	$380,725	2.00%	$7,615
CNS Pharma+	6/12/2018	$628,558	2.00%	$12,571
COI Energy	5/10/2021	$407,639	2.00%	$8,153
Coinvest+	6/15/2018	$1,069,975	2.00%	$21,400
Commissary Club*	8/31/2021	$89,640	2.00%	$1,793
Congreso Park	5/12/2022	$177,106	1.00%	$1,771
Cortex	4/7/2022	$743,339	1.00%	$7,433
CountertopSmart	4/27/2021	$111,080	2.00%	$2,222
CoverUS*	3/23/2019	$111,501	2.00%	$2,230
Cria Hair	5/21/2022	$35,500	2.00%	$710
CricClubs Inc	8/1/2020	$295,151	2.00%	$5,903
Crowdfind	7/24/2018	$54,859	2.00%	$1,097
Curastory	2/18/2022	$534,826	2.00%	$10,697
Customer.io	2/18/2022	$4,847,779	1.33%	$64,475
Cybolt	2/24/2022	$2,567,867	1.30%	$33,382
Dallas Cityfund	2/9/2022	$320,820	1.00%	$3,208
Data Gran	5/24/2022	$176,463	1.00%	$1,765
Delee	4/25/2020	$1,068,799	2.00%	$21,376
DigiBuild	12/3/2021	$1,014,644	2.00%	$20,293
Digital Dream Labs	1/16/2020	$1,005,516	2.00%	$20,110
Dims.	9/28/2021	$623,713	2.00%	$12,474
Dispatch Goods	5/21/2020	$76,002	2.00%	$1,520
Dollaride	12/4/2020	$417,515	2.00%	$8,350
Doorage	7/1/2021	$54,227	2.00%	$1,085

Dope Dog	4/9/2021	$118,235	2.00%	$2,365
DoraHacks²	4/16/2020	$230,421	2.00%	$4,608
Down to Cook	5/12/2022	$63,870	2.00%	$1,277
Drink LMNT	11/2/2021	$528,173	1.50%	$7,923
Drink Monday	6/23/2021	$898,454	2.00%	$17,969
Dryvebox	4/19/2022	$447,172	2.00%	$8,943
Duradry	6/17/2022	$103,839	2.00%	$2,077
Edge Tech Labs	11/11/2017	$82,371	2.00%	$1,647
Edible Garden	5/4/2021	$518,267	2.00%	$10,365
Edify.ai	2/16/2022	$89,372	1.60%	$1,430
Elemeno Health	2/25/2021	$1,069,693	2.00%	$21,394
Ellison Eyewear+	2/1/2018	$195,259	2.00%	$3,905
Ember Fund	3/31/2020	$590,946	2.00%	$11,819
Emrod	3/4/2022	$1,069,995	2.00%	$21,400
Epoch Financial Group	5/20/2022	$112,031	2.00%	$2,241
Event Hollow	10/2/2020	$69,531	2.00%	$1,391
Everytable	4/2/2018	$291,268	2.00%	$5,825
Evolution Devices	1/21/2022	$241,070	2.00%	$4,821
Fanalyze	6/10/2021	$74,143	2.00%	$1,483
Farm from a Box	3/17/2018	$284,533	2.00%	$5,691
Fashwire	7/1/2020	$62,586	2.00%	$1,252
FCF Beasts	3/2/2022	$348,540	2.00%	$6,971
FCF Glacier Boyz	3/2/2022	$320,952	2.00%	$6,419
FCF Wild Aces	3/3/2022	$297,554	2.00%	$5,951
FCF Zappers	3/2/2022	$253,434	2.00%	$5,069
FetchFind	7/15/2017	$110,911	2.00%	$2,218
Fitbux	4/25/2022	$98,500	2.00%	$1,970
Flatiron - Miami	7/22/2020	$290,147	2.00%	$5,803
Fleeting	7/11/2020	$1,069,907	2.00%	$21,398
Flexable*	1/27/2021	$47,703	2.00%	$954
FlipWord	5/1/2017	$81,708	2.00%	$1,634
Fluent Forever	10/11/2022	$290,010	2.00%	$5,800
FluentPet	2/18/2022	$742,514	2.00%	$14,850
Focusmate	1/19/2019	$122,367	2.00%	$2,447
FreightPal	4/29/2022	$203,927	2.00%	$4,079
Frequency Machine	10/13/2022	$45,522	2.00%	$910
FreshMynd	2/18/2018	$58,475	2.00%	$1,170

Fretch+	5/1/2019	$94,608	2.00%	$1,892
FullSkoop	9/16/2021	$59,950	2.00%	$1,199
Fund the First	9/28/2021	$117,997	2.00%	$2,360
Furry Fortune	1/26/2021	$307,360	2.00%	$6,147
Genius Juice	11/8/2021	$1,075,856	2.00%	$21,517
Genobank.io	8/1/2020	$464,421	2.00%	$9,288
GeoStellar*	10/11/2017	$320,838	2.00%	$6,417
Gesture	2/16/2021	$84,555	2.00%	$1,691
Glyph	1/21/2021	$135,190	2.00%	$2,704
GoBe	1/21/2021	$173,337	2.00%	$3,467
Golfkicks	11/2/2021	$131,363	2.00%	$2,627
GrapeStars	9/19/2020	$116,779	2.00%	$2,336
Green Pinata*	1/16/2018	$31,695	2.00%	$634
GRID	12/24/2021	$195,960	2.00%	$3,919
GRIT BXNG	4/30/2020	$654,290	2.00%	$13,086
Growing Talent	4/27/2020	$255,526	2.00%	$5,111
Gryphon Online Safety	10/1/2022	$213,028	2.00%	$4,261
Guac	6/27/2022	$2,362,308	2.00%	$47,246
Gumroad	7/29/2021	$4,996,589	0.50%	$24,983
HA! Snacks	11/2/2021	$85,834	2.00%	$1,717
Happy Tummy Asia	2/18/2022	$60,809	0.00%	$0
Hawaiian Bros	6/9/2022	$1,760,562	2.00%	$35,211
Hawaiian Bros	3/9/2022	$2,409,882	1.75%	$42,173
Health Cost IQ	6/1/2022	$54,076	2.00%	$1,082
Healthy Hip Hop	9/15/2021	$76,058	2.00%	$1,521
Hearo	10/25/2022	$222,715	1.00%	$2,227
Hearo.Live	2/26/2021	$177,334	2.00%	$3,547
HelloAva	3/16/2020	$195,158	2.00%	$3,903
HelloWoofy*	6/17/2020	$380,666	2.00%	$7,613
HelloWoofy.com	1/15/2021	$183,578	2.00%	$3,672
Hemster+	11/27/2018	$232,608	2.00%	$4,652
Hidrent	3/4/2021	$99,698	2.00%	$1,994
Hireclub	1/31/2018	$46,798	2.00%	$936
Hive	3/10/2020	$198,994	2.00%	$3,980
Huddle	1/21/2022	$320,993	2.00%	$6,420
Hydro Wind Energy	6/14/2022	$529,590	2.00%	$10,592
Illume - Nashville	8/15/2020	$322,595	2.00%	$6,452

illumnus	9/28/2021	$29,124	2.00%	$582
Inahsi Naturals	4/19/2022	$83,515	2.00%	$1,670
Indemnis	11/1/2018	$629,992	2.00%	$12,600
Inlightened	11/5/2022	$162,729	2.00%	$3,255
InnaMed	8/1/2019	$1,069,975	2.00%	$21,400
Insense	11/2/2020	$148,991	2.00%	$2,980
Inside.com	6/9/2022	$783,302	1.00%	$7,833
InTheMarket	7/22/2021	$77,001	2.00%	$1,540
Iris	2/24/2022	$766,898	2.00%	$15,338
Irrigreen	9/13/2021	$602,673	2.00%	$12,053
It's By U	1/28/2021	$69,574	2.00%	$1,391
Ivee	10/1/2022	$141,099	2.00%	$2,822
Jane West	4/21/2020	$516,200	2.00%	$10,324
Jane West	8/16/2021	$201,235	2.00%	$4,025
Janover Ventures	12/28/2020	$714,053	2.00%	$14,281
Jar Goods	9/1/2020	$54,516	2.00%	$1,090
Jelli	1/25/2022	$382,011	2.00%	$7,640
Jetpack	10/28/2017	$250,865	2.00%	$5,017
Juked*	3/31/2021	$1,068,583	2.00%	$21,372
Jumpstart[3]	12/1/2019	$914,973	2.00%	$18,299
Juna	8/2/2020	$373,303	2.00%	$7,466
KAIYO Rooftop Bar & Restaurant	5/6/2022	$436,215	2.00%	$8,724
Kangaroo	9/16/2020	$172,800	2.00%	$3,456
Kanthaka*	8/26/2021	$55,761	2.00%	$1,115
Kift (formerly Kibbo)	7/23/2021	$1,000,023	2.00%	$20,000
Koning	3/24/2022	$2,101,141	2.00%	$42,023
KUL MOCKS	5/6/2022	$52,458	2.00%	$1,049
Lavabit	4/1/2019	$473,957	2.00%	$9,479
Layali*	4/21/2020	$77,172	2.00%	$1,543
Levered Learning	1/21/2021	$58,600	2.00%	$1,172
Light	9/21/2017	$156,439	2.00%	$3,129
Lil Bucks	5/7/2021	$155,064	2.00%	$3,101
LILA	9/15/2021	$68,770	2.00%	$1,375
Linen	7/20/2021	$785,469	4.00%	$31,419
Linen	3/11/2022	$4,595,975	2.00%	$91,919
LUPii	8/31/2021	$202,443	2.00%	$4,049

Lynx City	6/14/2021	$69,315	2.00%	$1,386
madeBOS	3/17/2018	$126,097	2.00%	$2,522
MailTag+	3/12/2019	$103,926	2.00%	$2,079
Maine Craft Distilling	12/24/2021	$145,094	2.00%	$2,902
Manta Biofuel	8/23/2021	$1,860,318	2.00%	$37,206
Maternova	12/20/2016	$104,976	2.00%	$2,100
Maven+	3/29/2021	$726,981	2.00%	$14,540
Maybe	10/14/2021	$1,069,996	1.00%	$10,700
Mealthy+	8/22/2019	$1,069,933	2.00%	$21,399
Miami Cityfund	2/10/2022	$260,575	1.00%	$2,606
Mighty Well	4/1/2018	$99,995	2.00%	$2,000
MINNA	9/7/2022	$57,551	2.00%	$1,151
mIQroTech	1/27/2018	$164,145	2.00%	$3,283
Mitte[4]	3/8/2019	$30,000	2.00%	$600
Modern Picnic	10/19/2022	$102,250	2.00%	$2,045
Moku Foods	6/24/2021	$609,839	2.00%	$12,197
Mona Lisa by Lil Pump	2/4/2022	$491,900	2.00%	$9,838
Moonlighting[5]	1/1/2019	$105,672	2.00%	$2,113
Mugatunes	7/31/2018	$93,950	2.00%	$1,879
Mullybox	11/1/2022	$85,253	2.00%	$1,705
MyndVR	7/13/2021	$166,521	2.00%	$3,330
Myro	5/31/2021	$138,491	2.00%	$2,770
myUDAAN	7/29/2021	$37,475	2.00%	$750
Nada	3/11/2022	$1,824,399	2.00%	$36,488
Nanno	1/1/2020	$1,069,839	2.00%	$21,397
NanoVMs	8/16/2020	$949,411	2.00%	$18,988
Natural Selection*	4/11/2020	$68,226	2.00%	$1,365
NatureTrak	3/17/2022	$174,467	2.00%	$3,489
Nectar Tulum	8/12/2021	$506,700	1.00%	$5,067
nedl	3/10/2022	$155,019	2.00%	$3,100
Neopenda	1/19/2019	$288,184	2.00%	$5,764
Nickelytics	7/1/2021	$390,118	2.00%	$7,802
Nickelytics	11/14/2022	$116,165	2.00%	$2,323
Nori+	1/1/2019	$145,549	2.00%	$2,911
NPCx	11/30/2022	$546,358	2.00%	$10,927
NUOVO	3/14/2022	$83,999	2.00%	$1,680
Obi	4/20/2022	$532,601	2.00%	$10,652

Oonee	4/4/2022	$1,069,921	2.00%	$21,398
OTIS Dental	3/4/2021	$130,498	2.00%	$2,610
Overland Bound	5/9/2022	$711,972	2.00%	$14,239
Pakt	10/29/2021	$156,313	2.00%	$3,126
Paragon One	1/1/2019	$93,345	2.00%	$1,867
Parlay	8/1/2018	$144,222	2.00%	$2,884
Pathbooks	3/30/2021	$118,158	2.00%	$2,363
Pearachute*	1/1/2018	$320,208	2.00%	$6,404
PenPal Schools	5/1/2019	$71,423	2.00%	$1,428
People First RH	9/1/2020	$98,672	2.00%	$1,973
Phuc Labs	10/7/2022	$87,742	2.00%	$1,755
PhunCoin	5/1/2019	$172,443	2.00%	$3,449
Pigeonly	4/1/2018	$122,647	2.00%	$2,453
PittMoss	8/16/2020	$237,108	2.00%	$4,742
PittMoss	2/10/2022	$481,438	2.00%	$9,629
Plain Sight	6/14/2021	$76,205	2.00%	$1,524
Plant an App	3/25/2021	$348,387	2.00%	$6,968
PlayChannel	10/9/2021	$106,175	2.00%	$2,124
Plei	3/27/2020	$118,990	2.00%	$2,380
Po Campo	4/16/2021	$82,650	2.00%	$1,653
Podetize	5/4/2022	$187,077	2.00%	$3,742
Poppilu	2/18/2022	$206,279	2.00%	$4,126
Popshop	7/27/2021	$187,627	2.00%	$3,753
Power Trucks USA	2/15/2022	$83,158	2.00%	$1,663
Predictiv	8/23/2021	$807,600	2.00%	$16,152
Preemadonna	4/7/2018	$39,408	2.00%	$788
Prep To Your Door	2/18/2022	$345,598	2.00%	$6,912
Primal Life Organics	8/13/2021	$261,316	2.00%	$5,226
Procertas	4/16/2021	$47,037	2.00%	$941
Props+	1/11/2018	$739,279	2.00%	$14,786
Provenance	11/2/2020	$183,924	2.00%	$3,678
PuffCuff	2/9/2021	$170,989	2.00%	$3,420
Punch	6/17/2022	$108,927	1.00%	$1,089
Pure Green Franchise	6/30/2020	$1,068,785	2.00%	$21,376
Qoins	3/24/2022	$231,786	2.00%	$4,636
QuantmRE	10/1/2020	$179,024	2.00%	$3,580
QuantmRE	5/27/2022	$527,936	2.00%	$10,559

Quantum Music	3/29/2022	$79,025	2.00%	$1,580
Quarters	12/31/2018	$144,650	2.00%	$2,893
QuickLoadz	5/9/2022	$387,178	2.00%	$7,744
Quim	4/20/2021	$203,135	2.00%	$4,063
R3 Printing	9/25/2019	$532,684	2.00%	$10,654
RaceYa*	10/31/2016	$84,546	2.00%	$1,691
RadioPublic	9/3/2018	$145,338	2.00%	$2,907
Ratio	3/17/2021	$270,153	2.00%	$5,403
Reach[6]	3/11/2020	$93,502	2.00%	$1,870
Ready Set Jet	8/9/2021	$101,342	2.00%	$2,027
RealtyFeed	7/10/2021	$51,685	2.00%	$1,034
Reflex Protect	8/1/2020	$116,433	2.00%	$2,329
RehabPath	4/4/2020	$62,219	2.00%	$1,244
Relay On Demand	8/19/2021	$494,417	2.00%	$9,888
Renewal Mill	12/1/2020	$116,428	2.00%	$2,329
Responsum Health	4/19/2022	$130,063	2.00%	$2,601
ReThink Ice Cream	3/23/2022	$98,104	2.00%	$1,962
Revero	5/10/2022	$2,999,916	1.00%	$29,999
Rhymella	5/1/2018	$87,959	2.00%	$1,759
Ring4[6]	11/3/2018	$92,557	2.00%	$1,851
RMR Laboratories*	1/1/2018	$784,329	2.00%	$15,687
Rocket Dollar	3/29/2020	$468,182	2.00%	$9,364
Roomi	3/1/2018	$321,555	2.00%	$6,431
Rose Sisters Chips	11/11/2022	$48,550	2.00%	$971
Rule Breaker Snacks	6/17/2022	$171,592	2.00%	$3,432
Rx Delivered Now	1/28/2022	$467,023	2.00%	$9,340
Salone Monet	5/27/2021	$112,843	2.00%	$2,257
Salsa God	2/18/2020	$316,096	2.00%	$6,322
Sapient+	5/1/2019	$1,063,982	2.00%	$21,280
Saya Life	11/30/2021	$250,404	2.00%	$5,008
Scooterson	5/10/2021	$390,600	2.00%	$7,812
Season Three Inc.*	8/31/2021	$107,061	2.00%	$2,141
Sentry AI	9/24/2021	$538,779	2.00%	$10,776
Sienna Sauce	7/1/2020	$197,372	2.00%	$3,947
Sienna Sauce	11/11/2022	$96,036	2.00%	$1,921
SilkRoll	2/1/2018	$104,773	2.00%	$2,095
SimpleShowing	10/16/2019	$1,069,994	2.00%	$21,400

SimpleShowing	8/19/2021	$187,450	2.00%	$3,749
SkillMil	5/1/2017	$77,050	2.00%	$1,541
SkyHI	5/1/2020	$268,456	2.00%	$5,369
Slate Click	11/30/2021	$51,525	2.00%	$1,031
SleepChoices[7]	6/6/2019	$35,010	2.00%	$700
Smart Soda	2/11/2021	$229,310	2.00%	$4,586
Smart Yields	4/30/2019	$100,431	2.00%	$2,009
Snailz	3/31/2021	$49,705	2.00%	$994
SnapDNA	8/11/2021	$1,068,563	2.00%	$21,371
Snowball Money	7/24/2020	$595,585	2.00%	$11,912
Soar Robotics	3/11/2020	$1,069,872	2.00%	$21,397
SOMOS	10/10/2022	$49,864	2.00%	$997
Sparkle	7/1/2020	$192,867	2.00%	$3,857
Spinster Sisters Co	9/28/2021	$159,731	2.00%	$3,195
Stareable	4/25/2020	$91,491	2.00%	$1,830
Status Money	1/31/2020	$404,987	2.00%	$8,100
StayFi	10/17/2022	$177,005	2.00%	$3,540
Stojo	4/16/2021	$315,515	2.00%	$6,310
Stojo	2/17/2022	$503,486	2.00%	$10,070
Storybook App	6/17/2022	$221,385	2.00%	$4,428
Stream Dx	2/22/2022	$104,270	2.00%	$2,085
Strom Motors*	8/11/2021	$310,137	2.00%	$6,203
Sunscoop	6/29/2021	$315,240	2.00%	$6,305
Sunu	7/1/2020	$314,605	2.00%	$6,292
Surya Spa	6/5/2021	$139,743	2.00%	$2,795
Sweetberry	3/7/2020	$262,421	2.00%	$5,248
Swipeby	11/1/2020	$324,629	2.00%	$6,493
Tallyfy	1/1/2020	$302,932	2.00%	$6,059
Tapa	2/17/2021	$73,462	2.00%	$1,469
TapRm	7/29/2021	$1,605,272	2.00%	$32,105
TaxDrop*	11/1/2017	$69,850	2.00%	$1,397
TEMPLE I	2/2/2021	$359,976	1.00%	$3,600
Tempo	10/6/2021	$700,734	2.00%	$14,015
Teooh*	6/12/2020	$601,206	2.00%	$12,024
Ternio BlockCard	6/13/2020	$1,069,373	2.00%	$21,387
The Axle Workout	5/19/2022	$142,718	2.00%	$2,854
The Bucket List Studios	4/22/2022	$2,891,457	1.69%	$48,915

The Good Kitchen	1/13/2022	$290,781	2.00%	$5,816
The Hub	11/26/2020	$194,804	2.00%	$3,896
The Lieu*	4/30/2020	$72,709	2.00%	$1,454
The Phluid Project	5/1/2019	$113,535	2.00%	$2,271
The Residences at Diamond Ridge	8/12/2021	$290,000	1.00%	$2,900
The Town Kitchen	11/1/2019	$58,544	2.00%	$1,171
theCut	3/24/2018	$93,853	2.00%	$1,877
Thimble	5/4/2022	$192,828	2.00%	$3,857
Three Sages	12/28/2021	$100,155	2.00%	$2,003
Thuzio+	4/30/2020	$82,773	2.00%	$1,655
TipSnaps	10/31/2022	$46,283	2.00%	$926
Toast	10/1/2022	$282,241	1.00%	$2,822
TOST Beverages	10/23/2021	$361,438	2.00%	$7,229
Totle[8]	4/30/2019	$135,427	2.00%	$2,709
TracFlo	10/22/2021	$400,185	2.00%	$8,004
Trip360	7/10/2021	$49,250	2.00%	$985
Troop	3/22/2022	$337,780	2.00%	$6,756
Tropical Racing	7/13/2021	$141,433	2.00%	$2,829
True Gault	2/17/2018	$79,325	2.00%	$1,587
True Made Foods	5/21/2022	$759,187	2.00%	$15,184
Trusst[9]	4/28/2021	$105,839	2.00%	$2,117
Trust & Will[10]	5/1/2019	$225,212	2.00%	$4,504
Union Electric*	12/24/2021	$276,590	2.00%	$5,532
Up Sonder	8/1/2019	$357,045	2.00%	$7,141
UpChoose	5/31/2021	$282,020	2.00%	$5,640
Upright	3/17/2022	$200,132	2.00%	$4,003
Upshift	9/21/2021	$707,528	2.00%	$14,151
Upshift	11/19/2022	$170,490	1.00%	$1,705
Vacayo	4/30/2018	$212,500	2.00%	$4,250
Village Juice Co.	5/27/2021	$224,990	2.00%	$4,500
VisuWall	4/1/2019	$104,568	2.00%	$2,091
Vivoo	9/29/2020	$641,501	2.00%	$12,830
VONMERCIER	12/3/2022	$114,105	2.00%	$2,282
Vreo*	3/2/2019	$148,698	2.00%	$2,974
Waku	6/1/2022	$87,001	2.00%	$1,740
Wandering Barman	4/4/2020	$169,282	2.00%	$3,386

Wayzn	1/12/2021	$126,361	2.00%	$2,527
We Are The New Farmers	4/28/2022	$207,371	2.00%	$4,147
Wearwell	10/1/2020	$107,059	2.00%	$2,141
WeLivv	1/1/2020	$1,062,203	2.00%	$21,244
WellWell*	4/18/2021	$164,271	2.00%	$3,285
WhereBy.Us	4/30/2020	$149,726	2.00%	$2,995
Whim*	12/31/2016	$216,758	2.00%	$4,335
whoelse.ai	8/31/2021	$45,137	2.00%	$903
WhoseYourLandlord	4/29/2018	$54,609	2.00%	$1,092
Win-Win	9/19/2019	$327,771	2.00%	$6,555
Witnet+	3/24/2018	$1,069,983	2.00%	$21,400
WolfPack	6/9/2018	$61,225	2.00%	$1,225
Xiggit	6/17/2022	$194,037	2.00%	$3,881
Youngry	10/15/2016	$64,450	2.00%	$1,289
Yumwoof	5/19/2022	$162,885	2.00%	$3,258
Zephyr Aerospace	3/17/2021	$301,241	2.00%	$6,025

Notes

* To Republic Crowd-Invest's knowledge the issuer is insolvent, dormant, or has dissolved and Republic Crowd-Invest does not expect to receive any cash proceeds as a result of its securities holdings.

\+ Security has converted due to a qualifying equity financing, liquidity event or equivalent event for a digital asset security, but Republic Crowd-Invest has not realized cash proceeds from such conversion.

1. Issuer elected to repurchase outstanding Crowd SAFEs at 200 cents on the dollar, resulting in Republic Core Proceeds.
2. Issuer elected to repurchase outstanding Crowd SAFEs at 200 cents on the dollar, resulting in Republic Core Proceeds.
3. Issuer conducted a tender offer for outstanding Crowd SAFEs at 100 cents on the dollar, which Republic Crowd-Invest elected to participate in, resulting in Republic Core Proceeds.
4. Issuer repaid debenture at 150 cents on the dollar resulting in Republic Core Proceeds.
5. Issuer conducted a tender offer for outstanding Crowd SAFEs at 10 cents on the dollar, which Republic Crowd-Invest elected to participate in, resulting in Republic Core Proceeds.
6. Issuer conducted a tender offer for outstanding Crowd SAFEs at 100 cents on the dollar, which Republic Crowd-Invest elected to participate in, resulting in Republic Core Proceeds.
7. Issuer elected to repurchase outstanding Crowd SAFEs at 100 cents on the dollar, which Republic Crowd-Invest elected to participate in, resulting in Republic Core Proceeds.
8. Issuer entered into a definitive merger agreement with Coinbase Global, Inc., pursuant to which Coinbase acquired all of Republic Crowd-Invest's outstanding Crowd SAFEs at 266 cents on the dollar, which resulted in Republic Core Proceeds.
9. Issuer was acquired, resulting in Republic's Crowd-Invest's outstanding Crowd SAFEs being repurchased at approximately 117 cents on the dollar, adding to Republic Core Proceeds.
10. Issuer elected to repurchase outstanding Crowd SAFEs at 150 cents on the dollar per such Crowd SAFEs terms, resulting in Republic Core Proceeds.

(1) **The dollar amount of securities received by Republic Crowd-Invest is calculated based on the issuance prices of these securities. The prices to be realized upon liquidation of these securities may be higher or lower than their issuance prices. Therefore, the dollar amount of securities received by Republic Crowd-Invest is not predictive of the amount of Republic Core Proceeds that may be realized upon liquidation of**

these securities. There can be no assurance that Republic Crowd-Invest will realize a return as to any of these securities. In addition, because the issuers who issue securities through Republic Crowd-Invest are typically small companies and start-ups, the risk that their securities may not generate a return is higher than it would be for larger, more-established issuers.

Similarly, as the investment adviser of funds and special purpose vehicles ("SPVs") that invest, directly and through intermediate funds, in private companies, Republic Private Capital is typically entitled to receive carried interest from each such fund or SPV. Typically, Republic Private Capital receives (i) a management fee in the form of cash payments and (ii) a net weighted-average carried interest typically ranging from 1% to 15% (where fluctuations primarily depend on whether there are sub-advisers or other carry recipients with respect to the fund or the limited partners of the fund have demanded and received carry reductions for contributing considerable capital). For illustrative purposes, if an SPV advised by Republic Private Capital deploys $1,000,000 into Company C, and as a result Republic Private Capital was entitled to a 6% net weighted-average carried interest (after taking in to effect other carry recipients or concessions), then if Company C is later acquired at 2 times its value at the time of the initial investment, then, upon liquidation, Republic Private Capital should receive cash proceeds from its carried interest equal to 6% of the $1,000,000 in profit realized by the SPV, or a sum of $60,000 (before taking into account relevant expenses). Under its Core Proceed Producing Client Contracts with Republic Core, Republic Private Capital must pay Republic Core a $10,000 cash fee quarterly and 25% of the net cash proceeds (if any) that Republic Private Capital may receive from time to time from its net weighted-average carried interests. Therefore, in a quarter in which Republic Private Capital receives cash proceeds from its net weighted-average carried interests, the Company would receive from Republic Private Capital the quarterly cash fee of $10,000 and 25% of any net cash proceeds from the net weighted-average carried interests, and the latter amount would be added to the Distributable Amount. The Company would be entitled to receive from Republic Private Capital the quarterly cash fee and cash proceeds from net weighted-average carried interests during the term of the Core Proceed Producing Client Contracts between the Company and Republic Private Capital. The Core Proceed Producing Client Contracts is for a perpetual unless terminated for cause by either party or by the mutual agreement of the parties.

Set forth below is a table of the net weighted-average carried interests to which Republic Private Capital is entitled as partial compensation for its advisory services. As and when such carried interests may be liquidated, Republic Private Capital must pay 25% of the net cash proceeds to Republic Core, which will become part of the Republic Core Proceeds from which distributions may be declared to investors in Republic Notes. **As described in Note 2 to the table below, the consolidated assets deployed held by the relevant Republic Private Capital investment vehicles, as set forth in column (C), reflect the amounts originally invested. These numbers are unaudited, and the amounts to be realized upon payment under or liquidation of these carried interests may be higher or lower than the original investment amounts. Therefore, consolidated assets deployed is not predictive of the amount of Republic Core Proceeds that may be realized upon payment under or liquidation of these carried interests. There can be no assurance that Republic Private Capital will realize a return as to any of these investments.** Republic Core has engaged TaxDrop LLC to assist in the preparation of this table and to review its contents for accuracy. Republic Crowd-Invest holds a $1,397 Crowd SAFE in TaxDrop Inc.; TaxDrop Inc. is a legally distinct entity from the TaxDrop entity in which Republic Crowd-Invest holds a small investment.


Republic Private Capital

Carried Interests
As of December 31, 2022
(Unaudited)


Investment Target	Date of Investment	Investment Amount	Net Weighted-Average Carried Interest Percentage	Proceeds
10X SPAC Partners SPV LLC	Q4 2020	$2,250,980.00	2.09%	25%
1inch	Q4 2021	$2,500,000.00	6.59%	25%
1inch.exchange	Q4 2020	$175,000.00	1.25%	25%
Acala	Q4 2020	$100,000.00	7.69%	25%
Accredible	Q1 2021	$749,999.00	5.26%	25%
Acorns Grow, Inc.	Q4 2016	$606,054.00	0.20%	25%

Agnetix	Q3 2019	$445,500.00	3.16%	25%
Akin's Army	Q2 2019	$150,001.00	3.43%	25%
Albedo Space	Q2 2022	$1,590,735.00	7.48%	25%
Analytical Space	Q2 2021	$2,500,000.00	6.78%	25%
Apollo Neuroscience	Q4 2019	$380,000.00	5.08%	25%
Arbol Inc	Q4 2021	$1,469,000.00	6.29%	25%
Arsenal+ Fund I, LP**	Q2 2021-now	$16,800,000.00	14.17%	25%
Authereum	Q1 2020	$80,000.00	5.33%	25%
Avalanche	Q3 2021	$35,000,000.00	7.15%	25%
Axiom Space Inc	Q4 2021	$11,000,000.00	5.72%	25%
Blockdaemon	Q2 2019	$100,000.00	4.44%	25%
BlockFi+	Q3 2021	$12,196,558.00	6.83%	25%
BlockSwap	Q2 2021	$400,000.00	7.28%	25%
Bokksu	Q2 2019	$310,000.00	2.35%	25%
Botkeeper	Q2 2020	$1,000,000.00	6.38%	25%
Caraway	Q1 2020	$555,000.00	5.42%	25%
Carta	Q2 2020	$13,701,082.00	3.81%	25%
Carta (Round 2)	Q1 2021	$2,995,374.00	5.27%	25%
Cere	Q2 2019	$300,000.00	3.31%	25%
Chingari	Q1 2021	$1,700,000.00	6.30%	25%
Chingari	Q3 2021	$5,000,000.00	7.55%	25%
Chingari	Q4 2021	$1,087,000.00	9.78%	25%
Chingari	Q4 2021	$3,440,000.00	8.03%	25%
Chingari	Q1 2022	$1,000,000.00	0.00%	25%
CoinDCX	Q2 2022	$5,114,075.00	14.25%	25%
Compound*	Q2 2019	$133,500.00	3.55%	25%
Dapix	Q4 2019	$144,000.00	3.41%	25%
Dapper Labs	Q2 2020	$477,000.00	4.50%	25%
Dapper Labs	Q3 2021	$5,033,984.00	7.63%	25%
dClimate	Q1 2021	$354,000.00	7.18%	25%
dClimate (Round 2)	Q2 2021	$1,369,051.00	6.37%	25%
Descomplica, Ltd.	Q4 2016	$544,216.00	0.20%	25%
Discovery SPAC	Q3 2021	$301,500.00	8.62%	25%
Dodo	Q3 2020	$100,000.00	3.99%	25%
DrinkBev	Q2 2019	$108,000.00	1.75%	25%
EquipmentShare	Q1 2020	$34,925,320.00	5.58%	25%
EquipmentShare (Round 2)	Q3 2020	$28,800,000.00	5.89%	25%

EquipmentShare (Round 3)	Q4 2020	$3,531,169.00	5.37%	25%
Firefly	Q3 2021	$10,880,000.00	6.69%	25%
Gari Dream (Chingari Token - Seed)	Q3 2021	$500,000.00	3.60%	25%
Genies	Q2 2021	$3,000,000.00	7.64%	25%
Golden Hearts Gaming	Q3 2020	$325,000.00	4.92%	25%
Good Eggs	Q1 2021	$500,000.00	5.17%	25%
goTenna Inc	Q4 2021	$1,100,437.00	6.34%	25%
Gunzilla	Q1 2022	$1,880,000.00	4.84%	25%
Hedgehog	Q3 2021	$400,000.00	4.29%	25%
IQ Protocol	Q1 2022	$750,000.00	11.33%	25%
JUUL	Q2 2019	$401,440.00	2.50%	25%
Kafene	Q1 2021	$1,198,974.00	2.71%	25%
Kafene	Q4 2021	$500,000.00	8.01%	25%
Klarna	Q1 2021	$14,893,317.00	5.38%	25%
Klarna	Q2 2021	$5,926,895.00	5.05%	25%
Kraken	Q2 2021	$10,000,035.00	5.81%	25%
Lora DiCarlo+	Q4 2020	$1,282,980.00	5.79%	25%
LoverBoy	Q3 2019	$237,000.00	2.50%	25%
LTSE	Q4 2019	$760,000.00	3.22%	25%
Merkle Science	Q2 2022	$1,032,413.00	12.09%	25%
Metaplex	Q1 2022	$720,000.00	2.37%	25%
MotoRefi	Q2 2021	$2,999,836.00	2.65%	25%
Nanotronics	Q1 2021	$1,698,400.00	3.34%	25%
Nanotronics	Q4 2021	$1,324,063.00	1.91%	25%
Near Protocol	Q1 2022	$20,519,463.96	12.92%	25%
Noble	Q4 2019	$241,300.00	8.24%	25%
Oasys	Q2 2022	$4,084,882.00	10.33%	25%
Ordermark	Q1 2021	$316,200.00	8.16%	25%
Orthogonal Thinker	Q4 2019	$2,084,000.00	4.64%	25%
Passport	Q2 2020	$1,601,781.00	7.83%	25%
Philo	Q3 2020	$500,000.00	4.02%	25%
Pipe	Q1 2021	$500,000.00	5.58%	25%
Pipe	Q2 2021	$20,068,732.00	5.91%	25%
Plaid Common I	Q3 2021	$12,052,654.00	7.12%	25%
Polygon	Q1 2022	$4,591,000.00	18.69%	25%
Polygon	Q1 2022	$30,409,062.00	15.92%	25%

Public	Q4 2021	$999,990.00	4.21%	25%
R/Crypto Fund I, LP**	Q3 2021-now	$60,000,000.00	20.00%	25%
Rappi Inc	Q1 2022	$25,487,548.00	13.48%	25%
Ratio Finance	Q4 2021	$1,000,000.00	5.21%	25%
RCapital Boring I	Q4 2022	$843,000.00	9.72%	25%
RCapital Gaming II	Q3 2022	$1,121,715.00	2.33%	25%
RCapital Orbiter II	Q3 2022	$6,703,000.00	3.52%	25%
RCapital Orbiter III	Q3 2022	$3,398,260.00	0.00%	25%
RCapital Orbiter IV	Q3 2022	$516,571.43	4.74%	25%
RCapital Orbiter V	Q4 2022	$4,625,000.00	7.95%	25%
Relativity Space	Q3 2021	$1,250,000.00	2.42%	25%
Relativity Space	Q3 2021	$2,275,919.00	5.00%	25%
Relativity Space	Q4 2021	$2,275,919.00	5.00%	25%
Relativity Space	Q3 2019	$16,082,679.00	5.21%	25%
Relativity Space (Round 2)	Q4 2020	$6,879,338.00	5.92%	25%
Rent The Runway	Q4 2015	$728,776.00	0.20%	25%
Republic Plaid I	Q3 2021	$4,365,900.00	11.48%	25%
Republic Rescale IIII	Q3 2021	$471,992.00	7.50%	25%
Rescale	Q4 2020	$9,507,815.00	6.32%	25%
Rescale	Q1 2021	$999,997.00	9.50%	25%
Rescale	Q3 2021	$1,122,475.00	2.49%	25%
Robinhood	Q2 2020	$6,300,000.00	1.29%	25%
Robinhood	Q1 2021	$20,846,048.00	5.05%	25%
Robinhood (Round 2)	Q3 2020	$4,570,474.00	4.73%	25%
Saber	Q4 2021	$1,700,000.00	7.32%	25%
Saber	Q3 2021	$288,000.00	1.64%	25%
School16	Q1 2021	$281,000.00	6.93%	25%
SeriesFi	Q2 2022	$1,028,600.00	7.65%	25%
ShipRocket	Q1 2020	$1,338,014.00	5.04%	25%
ShipRocket (Round 2)	Q4 2020	$750,000.00	6.80%	25%
Skyryse	Q2 2021	$2,010,620.00	3.57%	25%
Skyryse	Q4 2021	$9,879,984.00	6.81%	25%
SpaceX	Q2 2020	$2,351,598.00	4.72%	25%
Staked	Q1 2019	$130,000.00	6.78%	25%
Subspace	Q2 2021	$200,000.00	5.00%	25%
Superpedestrian	Q4 2019	$210,000.00	3.50%	25%
Supra Oracles	Q1 2022	$400,000.00	6.73%	25%

Tailwind (SPAC)	Q3 2020	$1,500,000.00	6.55%	25%
Tailwind II Sponsor LLC	Q1 2021	$2,000,000.00	6.68%	25%
Tailwind International Acquisition Corp.	Q1 2021	$1,000,000.00	6.41%	25%
Talkdesk, Inc.	Q3 2016	$11,371,500.00	0.20%	25%
Terra+	Q1 2022	$35,900,000.00	16.30%	25%
Terra+	Q1 2022	$5,050,000.00	13.32%	25%
TF Stealth Fund I	Q1 2015	$0.00	0.20%	25%
The Stream	Q3 2021	$600,000.00	3.56%	25%
Turing	Q3 2021	$188,780.00	5.00%	25%
Turing	Q3 2021	$140,760.00	5.00%	25%
Wikia, Inc.	Q2 2015	$147,593.00	0.20%	25%
zk.Link	Q4 2021	$500,000.00	4.53%	25%
Zoe Financial	Q2 2021	$599,998.00	7.37%	25%

*   Republic Parent later acquired the portfolio company in a non-cash deal; future revenue participation rights are unknown and therefore Republic Private Capital believes no carried interest will be realized.

**   A multi-asset fund which has a GP which is another wholly owned subsidiary of Republic Maximal LLC

+   Republic Private Capital believes the Portfolio company is currently worth less than the valuation at which capital was deployed. As a result, Republic Private Capital does not expect to realize carried interest as-a-result of its position.

(1)   In one or more instances, investments may be made on multiple dates, typically over the span of weeks or months. For each investment shown, we have provided the calendar quarter in which our last (or only, if applicable) investment was made. Republic Private Capital earned certain carried interest from carry realized on the exchange of limited partnership interests within certain advised SPVs, no exit or liquidity events have occurred to date.

(2)   **The consolidated assets deployed may be held by multiple Republic Private Capital sponsored investment vehicles, as set forth in column (C), reflect the amounts originally invested. The amounts to be realized upon payment under or liquidation of these carried interests may be higher or lower than the original investment amounts. Therefore, consolidated assets deployed is not predictive of the amount of Republic Core Proceeds that may be realized upon payment under or liquidation of these carried interests. There can be no assurance that Republic Private Capital will realize a return as to any of these investments. In addition, because the companies in which Republic Private Capital holds investments are typically small companies and start-ups, the risk that their businesses may not generate an investment return is higher than it would be for larger, more-established companies.**

(3)   Certain private funds previously advised by Republic Capital were assigned to its affiliate Republic Deal Room Advisor LLC in conjunction with Republic Capital's registration as an investment adviser with the SEC. Republic Deal Room Advisor is a federally exempt venture capital investment adviser which is not in privity with Republic Core at this time.

In the ordinary course of their operations, both Clients have the ability to revise or eliminate the receipt of securities or carried interest at or near the closing of the relevant fund or investment. For example, in the ordinary course of Republic Private Capital's business, certain large investors will be able to negotiate carried interest reductions. We do not believe there is a compelling business reason or economic interest for either Client to revise or eliminate the receipt of securities or carried interest outside the ordinary course of their operations. Nevertheless, each Client's ability to do so is outside the Company's control.

The definition of Republic Core Proceeds may only change if (i) we consider certain revenues or proceeds from new clients or existing clients to be Republic Core Proceeds, (ii) an existing Client cancels their Core Proceed Producing

Client Contracts with us for cause or materially changes it in which case no future proceeds may be expected therefrom, or (iii) the definition of "Republic Core Proceeds" is changed pursuant to the terms of the Company's in force LLC Operating Agreement. Any decision to include revenues or proceeds from new clients or additional revenues from existing clients in Republic Core Proceeds would be made by Republic Parent in its capacity as the Managing Member of the Company.

Our Products and Services Strategy

Republic Core plans to make all of its current suite of services more reliable, scalable, and fault-tolerant. Republic Core also intends to expand its suite of services to include:

- ***Investor Accreditation as-a-Service***: Republic Core is working on accreditation services that allow investors using Fundraising Platforms to accredit themselves by either (i) self-certifying that they are accredited investors (in connection with transactions where such certification is appropriate), or (ii) providing relevant financial documentation and evidence to help verify their accredited investor status under relevant laws. We are currently developing processes to better automate this system so that documents uploaded by investors can be scanned and catalogued by artificial intelligence before being provided to qualified attorneys or certified public accountants to make the final accreditation determination. We estimate the cost of completing the system will be less than $50,000 and expect the next version to be available before the conclusion of 2021.

- ***Easy Digital Wallet Creation and Tracking***: In connection with this offering, Republic Core is working on a digital asset issuance and management platform, to help create a solution that allows members to easily create a digital asset wallet address and corresponding private key tied to their username and password on the Site. The first version of this software was deployed in Q2 of this year at a cost of less than $50,000. We will continue developing this software to meet the needs of our clients on an ad hoc basis, primarily driven by implementing wallets on additional blockchains and our clients' requests.

- ***Smart Crowd***: Republic Core is building technology that allows issuers of securities to collect and manage investor data in order to leverage investors' expertise, connections and skills in order to address the issuers' potential future needs. The product is currently in development, and implementation is expected in the first quarter of 2022. The cost is primarily driven by the coding necessary to collect, aggregate and synthesize data, using tools such as Lookr and API calls. The overall cost of the product is currently estimated at $100,000, although this estimate could increase due to the need to engage outside vendors to provide programming services.

- ***IRA Support***: Republic Core is working to allow Fundraising Platforms to integrate with third-parties that connect self-directed IRA holders with investment opportunities. Republic Core successfully integrated with AltoIRA in the summer of 2020 but has not yet fully automated the process. Republic Core is currently refining the system and working to identify other self-directed IRA providers with which the Site can integrate.

We've taken certain steps to make our products more reliable and scalable, including the below. For a list of associated costs, please see the breakdown under "Use of Proceeds."

- A complete rewrite of the fundraising infrastructure, which went live on February 4, 2020 for Republic Crowd-Invest after many months of development. This process involved breaking the existing logic off from the main monolith powering this platform and putting it into its own microservice. This large initiative is currently in the final phases of planning and is expected to begin the implementation phase by the third quarter 2021. Republic Core's technical staff and affiliates will initially convert the Site from a SSR web application to an SPA/PWA web application. This will require the Site to be split into a GraphQL API endpoint to host public and private network requests for data along with a CDN hosted web application and mobile solution for our end users. As an effort of this major infrastructure update, the Company will separate core areas of the Site into loosely coupled micro services. This server-sided component of the major initiative is broken down into three main phases; we estimate that a phase two release would be scheduled for the end of 2021 and that a phase three release would occur approximately at the end of the first quarter of 2022. This will require a team of approximately twenty engineers, including some internal to the Company as well as others engaged by affiliates and external vendors, across the various competencies of the project. We currently estimate this project could cost approximately $500,000 to complete.

- A migration of Republic Crowd-Invest's platform to use the React Javascript framework to power all of our front-end and away from existing depreciated, and unmaintained Regulator Javascript framework. The first part of this project was implemented on April 29, 2020 after many months of development. We plan to

migrate more of this client's framework to React Javascript over time. In parallel to the server-specific tasks outlined above, this initiative is designed to overhaul the Site's web application from a SSR product to a React based SPA/PWA. The goals associated with this initiative have matching milestones with the overall initiative described above that matches deliverables of the server releases for the phase two and three releases. This is considered a parallel task that will share the budget of the above initiative.

- An audit of our hardware infrastructure in conjunction with Wallarm, a private data security auditor, to identify potential security flaws and performance optimizations, which began in mid-May 2020, was completed in August of 2020 and the findings and learnings of which will be implemented over the next few months. The Company currently has IDS/IPS coverage with Wallarm, and utilizes their web applications as a SIEM (security information and event management tool). The Company has also commenced a bug-bounty crowd testing initiative with BugCrowd. The Company has development-operations engineers that monitor production systems along with security findings on a regular monthly and event-based interval. The Site's production infrastructure along with our automated CICD pipeline is in process of getting re Security information and event management structured with an IaC solution and even hardened for access and monitoring. This effort is composed of four phases with an estimated completion of the tasks and refinement of the processes by end of year 2021. We estimate this initiative will cost $100,000 in aggregate.

- A complete rewrite of our KYC and AML verification systems to improve our fraud detection rate. This is currently being implemented and improved. After an evaluation and the initial service providers in place to provide KYC and AML verification systems to provide fraud detection, the Company has taken a strategic pivot to utilize stronger vendors. There will be efforts to separate out an in house solution for KYC and AML to a full solution vendor. A deep integration is currently being designed and drafted with the vendor for a release of the new fraud detection solution in the third quarter of 2021. Costs for this project are not expected to exceed $100,000.

- Ongoing bug review -- Miscellaneous bugs and small improvements around the platform that we continuously perform. The Company has trained a "production support" team to manage internal admin tech support along with external customer support for our Clients' end users, investors and issuers. This team is tasked with identifying bugs within in the Site and writing reports for the Company's engineers to enable them to implement bug fixes.

Republic Core has been working with Upside to help create user-friendly tools that will make custodying Republic Notes easier. The scope of work related to this particular endeavor is included as a part of our broader agreement with Upside to help develop the Republic Note. We are in on-going discussions with Upside and other third party vendors to create this tool. Such a tool will not be necessary to hold Republic Notes. Purchasers seeking to receive and custody Republic Notes can so do by creating a standard Algorand wallet. If and when this tool is created, it will be offered as an additional way for purchasers to hold Republic Notes. Republic Core may not develop the tool before the public sale and distribution of Republic Notes or ever. However, at any point, a user will be able to set up their own Algorand wallet address by going to https://www.algorand.com/wallet, or another Algorand wallet provider, and completing steps that ultimately:

1. Generate a private key to control the Algorand public blockchain address using Algorand blockchain software tools.

2. Transfer Algo Republic Notes to that blockchain address to pay for transaction fees.

3. Authorize the address to receive Republic Notes by approving a "0" Republic Note transaction.

4. Authorize the address to receive distributions by approving a "0" stable token transaction from the wallet address and to the wallet address.

Intellectual Property

The Company has a worldwide, semi-exclusive license from Republic Parent to use certain intellectual property related to the Site and its operations.

In addition, the Company has a royalty-free, worldwide, non-exclusive license from Republic Parent to use the following trademarks. Certain trademarks may be used by Republic Core due to Republic Parent's ownership of relevant affiliates:

Image	Registration No.	Serial No.	Trademark	Application Date
REPUBLIC	5233756	87036867	REPUBLIC	2016-05-13
CROWD SAFE	5287367	87062140	CROWD SAFE	2016-06-06
Republic	5359287	87448268	R Republic	2017-05-12
TOKEN DPA	5492273	87725979	TOKEN DPA	2017-12-19
REPUBLIC CRYPTO	5659324	87748061	REPUBLIC CRYPTO	2018-01-09
NOTE	5880778	87814910	NOTE	2018-02-28
REPUBLIC PROTOCOL	5588179	87826504	REPUBLIC PROTOCOL	2018-03-08
CROWD SAFE-ST	5682191	87906640	CROWD SAFE-ST	2018-05-03
SHAREDROP	6070402	88259676	SHAREDROP	2019-01-13
Community Powered Publishing	5066284	87044187	COMMUNITY POWERED PUBLISHER[$]	2016-05-20
Community Powered Publishing	5056590	87044184	COMMUNITY POWERED PUBLISHER[$]	2016-05-20
GAME SHARES	5163095	86917487	GAME SHARES[$]	2016-02-23
	5048509	86884603	FIG MARK[$]	2016-01-24
fig	5048506	86884455	FIG[$]	2016-01-23
FIG	5048504	86884329	FIG[$]	07-12-2016
INVEST LOCAL, EVERYWHERE.	5315773	87388314	INVEST LOCAL, EVERYWHERE[+]	03-28-2017
NEXTSEED	4828816	86451354	NEXTSEED[+]	11-21-2014
	4997161	86820177	NEXTSEED MARK[+]	11-13-2015

REPUBLIC REALM	PENDING	97189127	REPUBLIC REALM MARK*	12-24-2021
REPUBLIC REALM	PENDING	97156045	REPUBLIC REALM MARK*	12-24-2021
Seedrs	4244503	85423072	SEEDRS$	09-14-2011
Trading Tuesdays	5547645	87473196	TRADING TUESDAY$	06-02-2017
Trading Tuesdays	5595860	87977817	TRADING TUESDAY$	06-02-2017

$ Designates that the mark is held by a subsidiary of Republic Parent.

* Subject to a co-existing agreement dated January 31, 2021, by and between Republic Parent and EveryRealm Inc., which cedes to the benefit of Republic Parent at the second anniversary.

Competition

Republic Core's competitors include major companies worldwide. Many of these competitors have significantly greater financial, technical and human resources than Republic Core and superior expertise in research and development, and thus may be better equipped to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products and services more rapidly or effectively than we can, which could adversely affect our competitive position. Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships.

We have identified three main competitors, although there may be many others. Some of the products and services provided by these competitors overlap with those provided by Republic Core. Some explicitly focus on equity crowdfunding, while others have a more general focus:

■ *Thrinacia* builds, customizes, and deploys crowdfunding platforms, campaigns, widgets, and applications. The company has five main products: a comprehensive crowdfunding platform, individual crowdfunding campaigns hosted natively, mobile application crowdfunding campaigns, crowdfunding widgets for any website, and crowdfunding plug-ins for content management systems. The company focuses on donations-based and rewards-based crowdfunding, not investment crowdfunding. For their flagship product, called "Atlas", the price ranges between $9.99 and $269.99 per month. The company also offers a suite of marketing and campaign management tools at prices that range from $250 to $2,800.

■ *CrowdEngine* offers proprietary technology that enables its clients to launch their own funding platforms and supports multiple types of offerings, including Reg D, Reg S, Reg A, and Reg CF. It focuses on two segments: real estate investor management and security token solutions. For potential real estate clients, CrowdEngine's offering includes data ownership, turnkey compliance solutions, K-1s, marketing tools, and white-labeling. For potential security token clients, CrowdEngine's offering includes data ownership, turnkey compliance solutions, KYC/AML, escrow, bad actor checks, payment processing, crypto payments, white-listing, token minting, and marketing tools. We are not aware of CrowdEngine's pricing structure.

■ *Katipult* is an all-in-one online private placement management platform that seeks to make capital raising simple. The company focuses on alternative investments and offers the following core products: real-time tracking of all investor management documents, eSignatures, audit preparedness, automated investor onboarding, automated deal update notifications, and compliance with securities laws in 20 global regulatory environments. The company does not publish its pricing structure.

Regulation

Republic Core is not regulated under extensive or specialized regulatory regimes, other than the securities laws that apply to it as a result of its conduct of the Offering. In the Company's view, these securities laws regulate, principally, the Company's disclosure of material information in the offering statement in which this offering circular was filed and in the periodic reports that the Company will file with the SEC on an ongoing basis, in each case in compliance with Regulation A. In the Company's view, the following, additional securities-related regulatory regimes do not apply to it.

Transfer Agent

Under the Exchange Act, a transfer agent is a person who engages, with respect to securities registered under Section 12 of the Exchange Act, in (a) countersigning issued securities, (b) monitoring issued securities, with the goal of preventing unauthorized issuances, (c) registering transfers of issued securities, (d) exchanging or converting issued securities or (e) transferring record ownership of securities by bookkeeping entry without physical issuance of securities certificates. Transfer agents are typically required to register with the SEC and comply with applicable regulations.

We take the position that the Company and the blockchain network on which it has built the Republic Note are not required to register as transfer agents, because (i) the Republic Notes are not securities registered under Section 12 of the Exchange Act, (ii) to the extent any activities described in the definition of a transfer agent are performed automatically on the blockchain, the blockchain is not a "person" that would be required to register, and there is no "salesman's interest" in any of such activities as performed on the blockchain and (iii) an issuer is permitted to act as registrar and transferor of its own securities, without registering as a transfer agent. We do not otherwise intend to engage or use a transfer agent with respect to the distribution or maintenance of the Republic Notes, nor do we believe that it is necessary to engage or use one to qualify and maintain the Offering under Regulation A.

ATS

Entities that are engaged as "exchanges" or "alternative trading systems" ("**ATSs**") with respect to securities trading are subject to federal registration and significant regulatory oversight by the SEC and FINRA. Exchanges and ATSs are generally networks that constitute, maintain, or provide a marketplace or facilities for bringing together the orders of multiple purchasers and multiple sellers of securities. A system "brings together" orders if it displays trading interests entered on the system to users (e.g., through consolidated quote screens) or receives orders for processing and execution. This does not include systems that have only one seller for each security (e.g., the issuer), even if there are multiple buyers.

We take the position that the Company and the blockchain should not be viewed as an exchange or an ATS because neither will "bring together" anyone by sorting or organizing orders in the Republic Notes in a consolidated way, other than possibly the Company. But the Company will be the only seller of Republic Notes, even if there are multiple buyers.

Clearing Agency

Under the Exchange Act, a clearing agency is any person who (a) acts as an intermediary in making payments or deliveries, or both, in connection with transactions in securities; (b) provides facilities for comparison of data respecting the terms of settlement of securities transactions, to reduce the number of settlements of securities transactions, or for the allocation of securities settlement responsibilities; (c) acts as a custodian of securities in connection with a system for the central handling of securities whereby all securities of a particular class or series of any issuer deposited within the system are treated as fungible and may be transferred, loaned, or pledged by bookkeeping entry without physical delivery of securities certificates; or (d) otherwise permits or facilitates the settlement of securities transactions or the hypothecation or lending of securities without physical delivery of securities certificates. Clearing agencies are generally required to register with the SEC and comply with applicable regulations.

We take the position that the Company and the blockchain are not clearing agencies under the Exchange Act, because the types of activities they engage in are not those described in the definition of a clearing agency. In addition, to the extent any activities described in the definition of a clearing agency are performed automatically on the blockchain, the blockchain is not a "person" that would be required to register.

New York BitLicense

We do not intend to secure a New York BitLicense. The Republic Notes should not be considered a "Virtual Currency" under the BitLicense regime, because they are neither intended nor capable of functioning as a "medium of exchange" or a "form of digitally stored value". The Republic Note is intended as an investment instrument. Purchasers would buy the Republic Note to obtain returns, rather than to use it as a medium of exchange, currency or to protect principal. Furthermore, we expect that New York residents and other United States residents will be subject to substantial restrictions on the transfer of Republic Notes pursuant to applicable securities laws. These restrictions include a one-year lock-up period under Rule 144 under the Securities Act for Republic Notes issued in a Regulation D offering, state securities law restrictions for secondary sales of Republic Notes issued under Regulation CF or Regulation A, and the absence of public trading platforms. For reasons that include the foregoing, the Republic Notes do not qualify as a "medium of exchange" or a "form of digitally stored value" under the BitLicense regime.

Money Transmitter and Money Services Business

Under the Bank Secrecy Act of 1970 (the "**BSA**") and related rules and regulations, certain issuers of tokens may need to register as money transmitters based on their efforts to sell or otherwise transact in tokens. A money transmitter is generally any person that provides "money transmission services" or is "engaged in the transfer of funds." Among other things, money transmitters are required to comply with substantial AML laws and regulations. Money transmitters also have to fulfill state registration requirements.

The U.S. Treasury Department's Financial Crimes Enforcement Network ("**FinCEN**") has provided limited guidance regarding the application of the BSA to activities involving tokens, and it is unclear whether conducting an offering of tokens could trigger a federal money transmitter registration requirement in and of itself. We believe that no entity in the Republic Ecosystem meets the definition of a money transmitter or a money services business, because we do not think that the Company is engaged in the "transfer of funds" or acting as an intermediary for the exchange of currencies, as covered by the BSA.

Properties

Our principal office is located in leased premises at 149 Fifth Avenue, 10th Floor, New York, NY 10017, in space that we share with Republic Parent and other of our Republic Ecosystem affiliates. The entire space is approximately 3,000 square feet. The premises are leased by Republic Parent. We pay $5,000 a month towards the overall rental cost or the premises, under a sublease agreement.

Legal Proceedings

The Company has not been a party to any previous material legal proceedings. The Company is not aware of any material threatened or pending litigation.

Fig Acquisition by Republic Parent

Fig is a video game and video console crowdfunding platform. On April 16, 2020, Republic Parent, Loose Tooth Industries, Inc. ("**Loose Tooth**"), Fig, and Republic Core entered into an Asset Purchase Agreement (the "**Fig Asset Purchase Agreement**"). Under the Fig Asset Purchase Agreement, Republic Parent acquired from Loose Tooth all of the outstanding shares of common stock of Fig as well as Fig's web domains, websites, intellectual property rights, properties, and certain other assets related to Fig or Fig's video game publishing business (the "**Fig Assets**"). In return, Republic Parent agreed to the following: (a) to pay to Loose Tooth cash payments of $300,000 (the "**Cash Payments**"); (b) to instruct Republic Core to pay to Loose Tooth 1,500,000 Republic Notes (the Fig Acquisition Notes); (c) to pay to Loose Tooth 100% of gross revenues accrued and payable from existing royalty agreements between Fig and development companies that raised or are raising capital for game development on Fig's site as of December 26, 2019 (collectively the "**Legacy Developers**"), net of out of pocket expenditures incurred to service each Legacy Developer and any liabilities owed to such Legacy Developer; and (d) a revenue share of fifty percent (50%) of Fig's future gross income (as defined in the Fig Asset Purchase Agreement) received from each game development company's project which began or begins raising capital on the Fig Site in 2020 and 2021 (the "**Revenue Share**"). Republic Parent also granted to Loose Tooth a limited license to use the Fig Assets to enable it to support the transactions with Legacy Developers as well as, when authorized by Republic Parent, future developers, partnerships and offerings (the "**License**"). The Fig Asset Purchase Agreement provides that future gross income is allocated first to repay the Cash Payments, and then in proportion to the Revenue Share, with any remainder belonging to Republic Parent. The Fig Asset Purchase Agreement also contains provisions expanding the License if Republic

Parent ceases to be in the business of game development financing, is subject to bankruptcy or similar proceedings, or undergoes a change in control within three years of the date of closing of the Fig Asset Purchase Agreement. Republic Core did not acquire any of the Fig Assets; they are wholly owned by Republic Parent.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation, however, please see the "Risk Factors" for disclosures regarding litigation involving affiliates.

Business

Republic Crowd-Invest aims to make startup fundraising and private capital more accessible and inclusive to both entrepreneurs and aspiring investors.

Republic Crowd-Invest was founded after the enactment of the Jumpstart Our Business Startups Act (the "JOBS Act"). The JOBS Act, which was enacted in 2012, was intended to encourage investment in small businesses by making the securities regulations applicable to such investments more flexible. By allowing smaller investors to invest in early-stage and small companies outside of the usual securities regulation regime, the JOBS Act gave those companies access to a completely new source of funds: their friends and families, customers, fans and believers. At the same time, the JOBS Act made it possible for smaller investors to invest in an early-stage company, team or idea they believed in, however uncertain eventual success might be. This revolutionary law directly inspired the founding of Republic Parent and the establishment of Republic Crowd-Invest.

Republic Crowd-Invest is an SEC-registered, FINRA-member crowdfunding portal which helps companies conduct securities crowdfunding offerings through Regulation Crowdfunding, which was implemented by the SEC under Title III of the JOBS Act to expand the funding options for small companies. Under Regulation Crowdfunding, companies can raise slightly over $1 million per rolling 12-month period, from accredited and non-accredited investors. Republic Parent initially held the firm's crowdfunding portal license until it contributed that license, along with the operations and the historic securities commissions associated with such operations to its wholly owned subsidiary Republic Crowd-Invest in December of 2018 upon Republic Crowd-Invest becoming a FINRA member and having its SEC-successor-registration recognized.

Republic Parent incorporated in April of 2016 and received its crowdfunding portal license shortly thereafter. Regulation Crowdfunding went into effect on May 16, 2016, and Republic Crowd-Invest launched its crowdfunding operations shortly thereafter in July of 2016. As of December 31, 2020, Republic Crowd-Invest has acted as intermediary for over 200 successful offerings. As of December 31, 2020, companies on the Republic Crowd-Invest platform have raised over $80.0 million through Regulation Crowdfunding.

Republic Crowd-Invest was founded with the mission of democratizing early-stage and startup investing from both the investor and the issuer standpoint, helping businesses unable to access capital due to historic biases as well as Americans unable to invest in private startups due to historic laws and regulations. Jeff Kelisky is the CEO of Republic Crowd-Invest. Its parent company, Republic Parent, is headed by Kendrick Nguyen, who was formerly General Counsel of AngelList, one of the largest venture funding platforms limited to accredited investors, and a fellow at Stanford Law School and its Center for Corporate Governance.

Republic Crowd-Invest takes a curated approach to hosting Regulation Crowdfunding offerings, using criteria publicly viewable at https://republic.co/learn/investors/how-we-select-startups. Historically, offerings hosted by Republic Crowd-Invest typically last an average of 120 days and the average offering raises $260,000 from 800 investors, who invest an average of $325 per offering as of June 30, 2021. Republic Crowd-Invest traditionally receives six percent (6%) of cash raised and a securities commission of two percent (2%) of the securities issued, with outliers accounting for different types of offerings, such as Airdrops, Sharedrops and real estate deals where the standard commission may vary. Republic Crowd-Invest has over 1,500,000 registered users. 90% of the offerings hosted by Republic Crowd-Invest have successfully met or exceeded the minimum funding target they aimed to raise. As of June 30, 2021, Republic Crowd-Invest has hosted 27 offerings that have exceeded $1,000,000 in funded commitments, some of which have received widespread public attention as examples of female, Black and Latinx founders finding success with Regulation Crowdfunding.

Growth, Competition, Strategy

As of December 31, 2021, Republic Crowd-Invest has over 600,000 registered users and has facilitated over $150,000,000 in crowdfunding transactions. It has achieved year-to-year growth of over 100% since inception and expects to continue this growth trajectory through 2021 and beyond. One of the most active funding portals, Republic Crowd-Invest competes with other intermediaries, including brokers and funding portals such as WeFunder, SeedInvest, StartEngine and MicroVentures. As of December 30, 2021, Republic Crowd-Invest was the third largest registered crowdfunding portal in the United States.

As of the conclusion of fiscal year 2021, Republic Crowd-Invest's auditors have stated that there is substantial doubt about Republic Crowd-Invest's ability to continue as a going concern.

Operating Results

Republic Crowd-Invest typically charges 6% of the cash raised under Regulation Crowdfunding offerings as well as takes a 2% security commission. In addition, Republic Crowd-Invest charges each issuer additional fees to allow investors to use credit cards. The securities commissions Republic Crowd-Invest has received are set forth in this Form C. Certain offerings in 2016 and 2017 had cash commissions at 5% and less and two offerings having no cash commission, due to the unique nature of these offerings (such as giveaways of securities). Fee structure may be changed on a forward-looking basis with respect to any class or type of offerings in the business discretion of the company's management team. Republic Crowd-Invest specifically anticipates adapting its commission structure as the industry matures with the adoption of a $5,000,000 offering limit under Regulation Crowdfunding, an almost quintuple increase from the amount when Regulation Crowdfunding was originally adopted. Republic Crowd-Invest believes returns from securities commissions will typically take between four to seven years to realize, given that this is the normal timeline for a venture-related investment – however, Republic Crowd-Invest acknowledges that there is a high likelihood that many of the issuers it hosts will eventually fail, resulting in securities commissions with no value. Republic Crowd-Invest has experienced returns from securities commissions as well as total loss of principal, although there is not enough historical data to make any projection as of issuers' securities which fall in to either category. Republic Crowd-Invest realized gross income of $2,529,352 and $1,820,875 in fiscal years 2021 and 2020 respectively, realizing a loss of $1,266,067 and a gain of $306,648 in the same periods. However, the Republic Crowd-Invest has balances owing to affiliates of $3.4 million and $1.4 million as of December 31, 2021 and 2020. We requested and received audited financial statements from Republic Crowd-Invest. Those financial statements have not been consolidated with our own financial statements as we are affiliates but do not own and are not owned by Republic Crowd-Invest. Republic Core intends to continue providing financial statements in subsequent reporting.

Republic Crowd-Invest Corporate Information

Republic Crowd-Invest's principal executive offices are located at 149 5th Avenue, New York, New York 10010. Republic Crowd-Invest's website address is www.republic.com. The company was organized in Delaware on August 16, 2018.

Risk Factors related to Republic Crowd-Invest's Operations

Republic Crowd-Invest operates in a highly regulated industry.

Republic Crowd-Invest is subject to extensive regulation as a funding portal and failure to comply with the regulations to which it is subject could have an adverse effect on its business. As a funding portal, Republic Crowd-Invest must comply with stringent regulations, and the operation of Republic Crowd-Invest exposes Republic Crowd-Invest to a significant amount of potential liability. Regulated entities are frequently subject to examination, constraints on their business, increased operating expenses and, in some cases, fines. FINRA, Republic Crowd-Invest's primary regulator, conducts regular inquiries into Republic Crowd-Invest's operations and has served the firm cautionary actions in the past for perceived deficiencies in Republic Crowd-Invests' operations. Providing timely response to these inquiries can affect Republic Crowd-Invest's internal legal and operational resources, which can delay the facilitation of new deals and increase operating expenses. In December of 2017, Republic Parent (before Republic Crowd-Invest succeeded to Republic Parent's funding portal license) received a cautionary action letter with respect to its new member inspection on the one year anniversary of its inception of acting as a funding portal, recommending certain improvements to process and procedure. In August of 2019, Republic Crowd-Invest received a cautionary action letter for failing to properly assess whether an issuer or their offering presented the potential for fraud or otherwise raised concerns about investor protection in apparent violation of Regulation Crowdfunding Rule 301(c)(2) and FINRA Funding Portal Rule 200(a); no further action was taken by FINRA. In May of 2020, Republic Crowd-Invest received a cautionary action letter with respect to a recent audit by FINRA during the normal cycle audit program; the letter identified deficiencies under FINRA Funding Portal Rule 200(c)(2)(A)(i), (c)(2)(B), 300(a)(1) and Regulation Crowdfunding Rule 403 and made recommendations to fix such violations. In October of 2021 Republic Crowd-Invest received a cautionary action letter for failing to conduct eight required background and securities enforcement checks between January 1, 2019 and July 17, 2020 in apparent violation of Regulation Crowdfunding Rule 301(c)(1) and FINRA Funding Portal Rule 200(a); no further action was taken by FINRA. In December of 2021, Republic Crowd-Invest received a cautionary action letter for failing to ensure investors manually confirmed investment commitments as part of its "AutoPilot" feature, in apparent violation of Regulation Crowdfunding Rule 303(b)(2)(ii). Republic Crowd-Invest worked with FINRA and members of the SEC to fix the apparent violation and FINRA thanked Republic Crowd-Invest for its cooperation. In each of these cases, Republic Crowd-Invest and to some extent the Company had to expend resources to address the regulatory inquiry and to defend Republic Crowd-Invest. In addition, designing new products for users of Republic Crowd-Invest and changing services provided to them requires substantial legal and operational planning, input and effort due to the regulated nature of Republic Crowd-Invest's operations. In

addition, some of the restrictions and rules applicable to Republic Crowd-Invest could adversely affect and limit the Company's business plans.

Republic Crowd-Invest's auditors have stated in their audit report that there is substantial doubt about Republic Crowd-Invest's ability to continue as a going concern.

Republic Crowd-Invest has a limited operating history. Republic Crowd-Invest's ability to continue as a going concern, including for one year from the issuance date of Republic Crowd-Invest's most recent financial statements, is dependent upon receiving continued support from Republic Parent and sustaining profitable operations. Republic Crowd-Invest substantially expanded operations in 2020 and 2021 and plans to continue this trend in 2022, which Republic Crowd-Invest expects to fund initially from offering commissions. Republic Crowd-Invest may need to raise additional capital before it achieves financially sustainable or profitable operations, and there can be no assurance it will be able to raise such capital, on acceptable terms or at all, or achieve such operations or that Republic Parent will provide the necessary backing in case financing cannot be secured.

Republic Crowd-Invest may be liable for misstatements made by issuers hosted by Republic Crowd-Invest.

Under the Securities Act and the Exchange Act, issuers making offerings through Republic Crowd-Invest may be liable for including in such offerings untrue statements of material facts or for omitting a material fact required to be included or necessary to make the statements that were included, in light of the circumstances under which they were made, not misleading. This liability may also extend in Regulation Crowdfunding offerings to funding portals such as Republic Crowd-Invest. Even though defenses may be available, there can be no assurance that, if Republic Crowd-Invest were sued for inadequate disclosure in any Regulation Crowdfunding offering, Republic Crowd-Invest would prevail. Further, even if Republic Crowd-Invest prevailed in such a lawsuit, lawsuits are time-consuming and expensive and can distract management personnel from other job responsibilities, and being a party to such actions may cause Republic Crowd-Invest and the Republic Ecosystem reputational harm that would negatively impact Republic Crowd-Invest and the Republic Ecosystem's businesses. Moreover, even if Republic Crowd-Invest is not liable or a party to a lawsuit or enforcement action, some of Republic Crowd-Invest's clients may be subject to such proceedings. Any involvement Republic Crowd-Invest may have, including responding to document production requests, may be time-consuming and expensive as well and may distract management and personnel involved in such matters from other job responsibilities.

Republic Crowd-Invest's compliance is focused on U.S. laws and Republic Crowd-Invest may not have sufficiently analyzed foreign laws regarding the participation of non-U.S. residents.

Some of the investment opportunities posted on Republic Crowd-Invest's platform are open to non-U.S. residents, as determined by each issuer. Republic Crowd-Invest has not researched all potentially applicable foreign laws and regulations, and Republic Crowd-Invest has not set up its structure to be compliant with foreign laws. Under United States law, Republic Crowd-Invest is not deemed to be an issuer or underwriter of the securities sold through its platform. As a result, Republic Crowd-Invest generally does not make a determination concerning investor suitability with respect to each offering hosted beyond the requirements of Regulation Crowdfunding. Each issuer must make its own suitability determinations and ultimately accept or reject commitments from each prospective investor. In limited circumstances, Republic Crowd-Invest has affirmatively blocked investors from certain jurisdictions (i) to meet anti-money laundering and non-proliferation rules implemented by the United States federal government and (ii) in one circumstance with respect solely to residents of Ontario, Canada, after being requested to do so by Ontario Securities Commission, which invited Republic Crowd-Invest to set up an office in Ontario in order to continue acting as a passive intermediary with respect to Ontarians after notice was given. Although Republic Crowd-Invest believes that its passive role with respect to transactions largely insulates it from any claims of conducting activities in foreign jurisdictions, it is possible that Republic Crowd-Invest may be deemed in violation of laws and regulations of foreign jurisdictions, which could result in fines or penalties as well as reputational harm. This may limit Republic Crowd-Invest's ability in the future to assist companies in accessing money from investors who are non-U.S. residents, and compliance with those laws and regulations may limit Republic Crowd-Invest's business operations and plans for future expansion. Republic Crowd-Invest receives a clear majority of its investment volume from U.S. persons, and therefore Republic Crowd-Invest does not believe that the risk of foreign regulators in one or more jurisdictions requesting Republic Crowd-Invest affirmatively to discontinue being a passive intermediary with respect to investors from such jurisdictions or taking remedial action against Republic Crowd-Invest presents a material risk to Republic Crowd-Invest's operations or viability.

Republic Crowd-Invest's product offerings are relatively new in an industry that is still quickly evolving.

The sole securities regulation Republic Crowd-Invest operates under is Regulation Crowdfunding, which has only been in effect since 2016. Republic Crowd-Invest's ability to continue to penetrate the market remains uncertain as potential issuer companies may choose to use different platforms or providers, or determine alternative methods of financing. Investors may decide to invest their money elsewhere. Further, Republic Crowd-Invest's potential market may not be as large, or the firm's industry may not grow as rapidly, as anticipated. With a smaller market than expected, Republic Crowd-Invest may have fewer customers. The SEC has proposed regulatory changes in order to increase the offering limits under Regulation Crowdfunding, which Republic Crowd-Invests anticipates will help strengthen Republic Crowd-Invest's business.

Republic Crowd-Invest has an evolving business model.

Republic Crowd-Invest's business model is evolving rapidly, including continuously working to expand Republic Crowd-Invest's product lines and services to the firm's clients, such as new offerings such as Airdrops, Sharedrops, real estate crowdfunding and offerings of digital assets. It is unclear whether these new and emerging offering types will be successful. Further, Republic Crowd-Invest continuously tries to offer additional types of services, and cannot offer any assurance that any of them will be successful or that unsuccessful efforts to develop new services may not distract Republic Crowd-Invest from other lines of business. From time to time, Republic Crowd-Invest may also modify aspects of its business model relating to the service that it offers. Republic Crowd-Invest cannot offer any assurance that these or any other modifications will be successful or will not result in harm to its business. Republic Crowd-Invest may not be able to manage growth effectively, which could damage Republic Crowd-Invest and the Republic Ecosystem's reputation, limit growth and negatively affect operating results which could affect the payments due to the Company.

Republic Crowd-Invest is reliant on one type of service and certain service providers.

All of Republic Crowd-Invest's current services are variants on one type of service — providing a platform for online capital formation under Regulation Crowdfunding. Per its registration with the SEC and membership with FINRA, Republic Crowd-Invest is unable to conduct business activities outside of facilitating Regulation Crowdfunding offerings and ancillary services directly related thereto. Republic Crowd-Invest's revenues are therefore dependent upon the market for online capital formation for early-stage and smaller companies under a specific registration exemption. The potential size of this market may not meet Republic Crowd-Invest's expectations, which could result in Republic Crowd-Invest failing to achieve its business objectives. For example, the recent expansion of the definition of "accredited investor" may drive more companies may use the exemptions available under Regulations 506(b) and 506(c) of the Securities Act instead of Regulation Crowdfunding for new investments, which would hamper Republic Crowd-Invest's business. Further, Regulation A's growth, specifically Tier 2, may draw companies away from Regulation Crowdfunding and therefore from potentially or actually doing business with Republic Crowd-Invest. Republic Crowd-Invest is required to use qualified third parties to collect consideration for the offerings it hosts; if these qualified third parties increase their fees, are unable to provide reliable services or discontinue providing services, it may materially affect Republic Crowd-Invest's operations. For example, Republic Crowd-Invest is not allowed to custody, manage or otherwise possess investors' funds or securities, which requires Republic Crowd-Invest to collaborate and integrate with certain qualified third-parties, such as BankProv, Republic Crowd-Invest's qualified third-party escrow agent. Republic Crowd-Invest is wholly dependent on BankProv's operations to ensure that escrow accounts are established for issuers, that funds are receivable from investors and that funds are disbursable to the issuer or properly refunded to investors in appropriate situations. BankProv's operations therefore materially and directly affect Republic Crowd-Invest's operations, and any diminution of BankProv's operational capabilities could lead to a related adverse effect in Republic Crowd-Invest's operations, reducing investment volume, which reduces securities commissions earned and therefore potential distributions to Republic Note holders. For example, our previous third-party escrow agent, Prime Trust, LLC needed to temporarily discontinue providing services to Republic Crowd-Invest and worked with Republic Crowd-Invest to substitute a New York state bank, for certain services. This substitution delayed numerous offerings to be hosted by Republic Crowd-Invest. Republic Core recently moved away from using Prime Trust LLC's escrow services and started integrating with the BankProv. Post this integration, Prime Trust LLC announced it would ultimately discontinue providing escrow and custody services in 2023. Despite this transition, there is no guarantee that we may not encounter similar or new issues in near or far future associated with our dependence on this type of services that would affect Republic Crowd-Invest's operations. Despite the inconvenience caused by Prime Trust LLC's diminishing and ultimate discontinuation of services, Republic Crowd-Invest has not recognized as of the date of this filing. Republic Crowd-Invest has now moved all of its escrow needs to BankProv, which is providing substantially the same services as Prime Trust was before, that being serving as a qualified third-party escrow agent for the purposes of Regulation Crowdfunding Offerings. BankProv's agreement with Republic

Crowd-Invest is substantially similar to the prior agreement with Prime Trust that being an automatic renewing master service agreement with fees largely borne from individual escrow account creation, except, BankProv is able to service escrow account at a lower fee, resulting in less costs passed through to issuers conducting offerings via Republic Crowd-Invest.

Republic Crowd-Invest depends on key personnel and faces challenges recruiting needed personnel.

Our future success depends on the efforts of a small number of key personnel, including the firm's Chief Executive Officer, Jeff Kelisky, and the firm's compliance, engineering and marketing teams. Republic Crowd-Invest's software engineer and product team, deal operations and business development teams are led by Joel Ippoliti, Emily Pollack, and John Lake, respectively. Each of these individuals is critical to Republic Crowd-Invest's ability to continually innovate and improve Republic Crowd-Invest's products while operating in a highly regulated industry. In addition, due to Republic Crowd-Invest's limited financial resources and the specialized expertise required, Republic Crowd-Invest may not be able to recruit the individuals needed in the future to meet the requirements of its operations. Further, as Republic Crowd-Invest is a FINRA member, certain persons are disqualified from providing services to Republic Crowd-Invest and those persons that do provide services to Republic Crowd-Invest are subject to oversight and have restrictions on their outside business activities enforced. These factors reduce Republic Crowd-Invest's ability to find talented personnel and may reduce Republic Crowd-Invest's ability to retain personnel. There can be no assurance that Republic Crowd-Invest will be successful in attracting and retaining the personnel required to operate its business successfully.

Republic Crowd-Invest's ability to receive commissions is contingent on substantially growing the number of successful companies it attracts and the capital deployed through its platform.

The revenues and profits of Republic Crowd-Invest depend on attracting a large number of ultimately successful companies to fundraise on its platform. Furthermore, because Republic Crowd -Invest operates a two-sided market, Republic Crowd-Invest's success also depends on substantial growth in the number of investors funding companies through its platform. If Republic Crowd-Invest is not able to grow the number of attractive companies that fundraise on its platform and provide them with significant capital through investors participating in the platform, Republic Crowd-Invest's revenues and profits will fall far short of the levels necessary to sustain operations and receive commissions that may be payable to the Company. Furthermore, because a significant portion of Republic Crowd-Invest's commissions takes the form of securities issued by companies fundraising on its platform, Republic Crowd-Invest has to attract companies that are ultimately successful because otherwise it will not generate commissions or such commissions will have little or no value. Strict regulatory limits on the amount investors can invest and companies can raise through crowdfunding platforms such as Republic Crowd-Invest restrict the commissions Republic Crowd-Invest receives for fundraising on its platform from any particular company and its affiliates under common control.

The market for funding attractive early-stage companies is extremely competitive with crowdfunding platforms competing with other online platforms (e.g., investment portals such AngelList that serve only accredited investors) as well as traditional sources of early-stage funding (e.g., seed- and venture-funds, angel investors and angel clubs). Furthermore, only a small fraction of the companies that raise early-stage funding in any year prove to be successful. There is a significant risk that Republic Crowd-Invest will not be financially successful due to not being able to attract a sufficient volume of attractive companies to its platform.

The market offering investment opportunities is also extremely competitive. Investors may purchase equity, debt or other instruments issued by public companies; purchase mutual funds, annuities, life insurance or other diversified investment products; or even invest in real estate, commodities or other asset classes outside securities. To the extent that investors choose to invest in non-public companies, they have many alternatives besides Republic Crowd-Invest. For example, accredited investors may participate in private placements, invest in seed-venture-capital or private-equity funds investing in private companies or invest through platforms such as AngelList. All investors can invest in non-public companies through crowdfunding platforms or offerings under Regulation A, and these pose substantial competition to Republic Crowd-Invest.

Furthermore, there may be insufficient investor interest in companies fundraising on the Republic Crowd-Invest platform. Many of these companies have no or limited operating history, no or limited marketing and investor relations departments, and no or limited information about them known to investors (outside that provided through the Republic Crowd-Invest platform). As a result, there may be little or no investor interest in funding one or more companies that Republic Crowd-Invest attracts to its platform. As explained above, any investment return of the consideration invested in Republic Notes and profit to the Investor depends partially on Republic Crowd-Invest being able to

generate significant commissions. Republic Crowd-Invest will not be able to generate significant commissions if funding deployed to companies through its platform does not meet the Republic Ecosystem's growth expectations.

The success of Republic Crowd-Invest depends on a number of market, technology and competitive risks.

Republic Crowd-Invest faces a number of risks as an early-stage financial technology company focused on bringing early-stage investment opportunities to a broad class of Investors:

- rapidly changing business models and technologies;

- new competing products or services and improvements in existing products or services which may quickly render existing products or technologies (including blockchain or current versions thereof) obsolete;

- exposure to a high degree of government regulation in the U.S. or other countries, making these companies susceptible to changes in government policy and failures to secure, or unanticipated delays in securing, regulatory approvals;

- scarcity of management, technical, scientific, research and marketing personnel with appropriate training;

- the possibility of lawsuits related to patents and intellectual property as well as lawsuits from investors or companies using the Company's crowdfunding platform;

- rapidly changing markets for investments in early-stage and startup companies, which may affect the number of companies seeking to attract investment through platforms like Republic Crowd-Invest; and

- rapidly changing investor sentiments and preferences with regard to crowdfunding, blockchain Republic Notes, access to non-registered company securities and technology sector investments (which are generally perceived as risky).

Operational risks may disrupt the Republic Crowd-Invest's business, result in losses or limit the firm's growth.

Republic Crowd-Invest is heavily dependent on the capacity and reliability of the communications, information and technology systems supporting the firm's operations, whether developed, owned and operated by the firm or by third parties, including Republic Core. Republic Crowd-Invest also relies on manual workflows and a variety of manual user controls. Operational risks such operational errors or interruption of the Republic Crowd-Invest's financial, accounting, compliance and other data processing systems, whether caused by human error, fire, other natural disaster or pandemic, power or telecommunications failure, cyber-attack or viruses, act of terrorism or war or otherwise, could result in a disruption of the firm's business, liability to clients, regulatory intervention or reputational damage, and thus materially adversely affect the firm's business. Although Republic Crowd-Invest has not suffered operational errors of significant magnitude in the past, Republic Crowd-Invest may experience such errors in the future, which could be significant and could cause Republic Crowd-Invest to suffer financial losses and reputational harm and possibly regulatory or legal liability. Although Republic Crowd-Invest has back-up systems in place, the firm's back-up procedures and capabilities in the event of a failure or interruption may not be adequate, and the fact that Republic Crowd-Invest can operate the firm's business out of multiple physical locations may make such failures and interruptions difficult to address on a timely and adequate basis.

Republic Notes substantially derive their value from returns on commissions earned by Republic Crowd-Invest and carried interest received by Republic Private Capital.

Although the relationship between the commissions earned by Republic Crowd-Invest and the distributions made to Republic Notes is indirect, Republic Notes will only provide their holders with Distributions in the event that substantial cash distributions are realized on commissions earned by Republic Crowd-Invest and carried interest received by Republic Private Capital. Accordingly, the value of Republic Notes relies on Republic Crowd-Invest attracting ultimately successful companies to its fundraising platform and Republic Private Capital organizing investments in ultimately successful companies which have securities that accrue value sufficient for Republic Private Capital to exit each position and receive a carried interest. Furthermore, the amount of commissions received by Republic Crowd-Invest, and the terms of securities taken as commissions by Republic Private Capital must be sufficient to generate the substantial cash proceeds that are necessary for Republic Core to make Dividend Distributions on Republic Notes.

Republic Crowd-Invest may cease operations and go out of business.

There is no guarantee that Republic Crowd-Invest will continue as viable company. If Republic Crowd-Invest ceases operations and goes out of business, no future commissions will be earned and become payable by Republic Crowd-Invest to Republic Core. Accordingly, if Republic Crowd-Invest does not attract much larger numbers of ultimately successful companies to use its platform for fundraising, Republic Notes are likely to lose a substantial portion of their value.

Complex Regulatory Environments

In order to act as an intermediary under Regulation Crowdfunding, Republic Crowd-Invest is registered as a funding portal with the SEC and is a member of FINRA. In the future, Republic Crowd-Invest may be subject to additional rules issued by other regulators, such as the money-laundering rules proposed by FinCEN. Republic Crowd-Invest may also be subject to evolving laws and regulations in foreign jurisdictions, Failure to comply with applicable laws and regulations could result in substantial costs, regulatory restrictions, fines and reputational damage, which could have a negative impact on Republic Crowd-Invest's business and operations.

FINRA Compliance

As a member of FINRA, Republic Crowd-Invest is subject to their supervisory authority and is required to comply with FINRA's funding portal requirements. Some of those rules are also applicable to the other companies in the Republic Ecosystem as each is an entity associated with Republic Crowd-Invest. These requirements include rules regarding conduct, compliance and codes of procedure. For instance, FINRA's compliance rules require timely reporting of specified events, such as complaints and certain litigation against the portal or its associated persons as well as the provision of the portal's annual financials prepared on a U.S. GAAP basis. In addition, under the conduct rules, the portal is required to conduct its business in accordance with high standards of commercial honor and just and equitable principles of trade, is limited to certain types of communications with investors and issuers, and is prohibited from using manipulative, deceptive and other fraudulent devices. As a FINRA member, Republic Crowd-Invest is subject to the supervision of FINRA, which may impose liability for any conduct deemed to be non-compliant or in violations of fair practices. Any violation of alleged violation of applicable FINRA rules could result in substantial costs, regulatory restrictions, fines and reputational damage, which could have a negative impact on Republic Crowd-Invest's business and operations. In December of 2017, Republic Parent (before Republic Crowd-Invest succeeded to its funding portal license) received a cautionary action letter with respect to its new member inspection on the one year anniversary of its inception of acting as a funding portal, recommending certain improvements to process and procedure. In August of 2019, Republic Crowd-Invest received a cautionary action letter for failing to properly assess whether an issuer or their offering presented the potential for fraud or otherwise raised concerns about investor protection in apparent violation of Regulation Crowdfunding Rule 301(c)(2) and FINRA Funding Portal Rule 200(a); no further action was taken by FINRA. In May of 2020, Republic Crowd-Invest received a cautionary action letter with respect to a recent audit by FINRA during the normal cycle audit program; the letter identified deficiencies under FINRA Funding Portal Rule 200(c)(2)(A)(i), (c)(2)(B), 300(a)(1) and Regulation Crowdfunding Rule 403 and made recommendations to fix such violations. In October of 2021 Republic Crowd-Invest received a cautionary action letter for failing to conduct eight required background and securities enforcement checks between January 1, 2019 and July 17, 2020 in apparent violation of Regulation Crowdfunding Rule 301(c)(1) and FINRA Funding Portal Rule 200(a); no further action was taken by FINRA. In December of 2021, Republic Crowd-Invest received a cautionary action letter for failing to ensure investors manually confirmed investment commitments as part of its "AutoPilot" feature, in apparent violation of Regulation Crowdfunding Rule 303(b)(2)(ii). Republic Crowd-Invest worked with FINRA and members of the SEC to fix the apparent violation and FINRA thanked Republic Crowd-Invest for its cooperation. In each of these cases Republic Crowd-Invest and to some extent the Company had to extend resources to address the regulatory inquiry and defend Republic Crowd-Invest.

Limited Clientele

Regulation Crowdfunding has strict limitations as to which companies may utilize a regulated crowdfunding portal such as Republic Crowd-Invest to raise capital. Specifically, Regulation Crowdfunding only allows companies that are organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia to utilize a Regulation Crowdfunding portal. Further, the following types of companies and business may not utilize Regulation Crowdfunding: those that are (i) subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act, (ii) an investment company, (A) as defined in section 3 of the Investment Company Act of, or (B) excluded from the definition of investment company by section 3(b) or section 3(c) of that Act, (iii) disqualified due to being or having covered persons who are statutory bad actors or (iv) deficient in the filings with

the SEC after conducting a previous offering under Regulation Crowdfunding. These requirements severely limit the companies to which Republic Crowd-Invest may provide services, which therefore reduces Republic Crowd-Invest's ability to earn securities commissions. Further, Regulation Crowdfunding strictly limits the amount individual investors may invest per rolling 12 month period. Specifically, no investor (regardless of their accredited status or status as a natural or corporate entity), may invest more than (i) the greater of $2,500 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $124,000; or (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $124,000, if both the investor's annual income and net worth are equal to or more than $124,000. Therefore, investors are limited in the amount they may invest through Republic Crowd-Invest and all other Regulation Crowdfunding portals, which reduces the possible investment volume Republic Crowd-Invest may transact and commissions earnable. Recent SEC rule changes will remove these restrictions for accredited investors and allow investors to invest (i) the greater of $2,500 or 5 percent of the *greater* of the investor's annual income or net worth if either the investor's annual income or net worth is less than $124,000; or (ii) 10 percent of the *greater* of the investor's annual income or net worth, not to exceed an amount sold of $124,000, if both the investor's annual income and net worth are equal to or more than $124,000. Therefore, investors are limited in the amount they may invest through Republic Crowd-Invest and all other Regulation Crowdfunding portals. These new investment limits became effective on October 14, 2022, but it is still too early to determine if these changes will positively impact Republic Crowd-Invest's results.

Other Legal Risks

Under Section 4A(c) of the Securities Act, an issuer, including its officers and directors, may be liable to the purchaser of its securities in a transaction made under Section 4(a)(6) if the issuer makes an untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements, in light of the circumstances under which there were made, not misleading; provided, however, that the purchaser does not know of the untruth or omission, and the issuer is unable to prove that it did not know, and in the exercise of reasonable care could not have known, of the untruth or omission.

Similar liability may be extended to funding portals, and the SEC has stated that, depending on the facts and circumstances, funding portals may be liable for misleading statements made by issuers. However, funding portals would likely have a "reasonable care" due diligence defense. "Reasonable care" would include establishing policies and procedures that are reasonably designed to achieve compliance with the requirements of Regulation Crowdfunding, including conducting a review of the issuer's offering documents before posting them to the platform to evaluate whether they contain materially false or misleading information. Republic Crowd-Invest has designed internal processes and procedures with a view to establishing this defense, should the need arise. There can be no assurance, however, that Republic Crowd-Invest's due diligence would be deemed sufficient, or that a due diligence defense to a lawsuit would be successful.

Further, Republic Crowd-Invest may also face liability from existing anti-fraud rules and statutes under the securities laws. For instance, under Section 9(a)(4) of the Exchange Act, anyone who "willfully participates" in an offering could be liable for false or misleading statements made to induce a securities transaction. The costs of litigation, any liability and the attendant reputational damage could have an adverse impact on Republic Crowd-Invest's business.

REPUBLIC PRIVATE CAPITAL

Business

Republic Maximal LLC dba Republic Labs or Republic Capital ("Republic Private Capital") was formed in 2019 as a subsidiary of Republic Parent and an independent operation to Republic Crowd-Invest. Republic Private Capital operates as a traditional venture capital firm, advising private funds that, on the one hand, receive investments from accredited investors only and, on the other hand, invest in or purchase existing ownership stakes in, private startups ranging from early-stage to high-growth companies, often co-investing with other noted venture firms. Republic Private Capital was an exempt reporting investment adviser (ERA), which filed its initial Form ADV with the SEC in June of 2019 as an ERA and registered with the SEC as a registered investment adviser (RIA) on July 29, 2021. Republic Private Capital's operating principals are Mo Islam and Christian Sullivan, who are experienced investment professionals and operators. Republic Parent acts as Republic Private Capital's Manager for matters related to its operating agreement. On January 3, 2022, Republic Capital Adviser LLC, a wholly owned subsidiary of Republic Maximal LLC filed a successor Form ADV to succeed Republic Maximal LLC as an SEC-registered investment adviser, making Republic Maximal LLC a holding company. Certain duties were also assigned to Republic Capital GP LLC, a wholly owned subsidiary of Republic Maximal LLC. Republic Maximal LLC is the sole member and

manager of each of Republic Capital Adviser LLC and Republic Capital GP LLC. Each of the principals of Republic Maximal LLC act in the same capacity for each of Republic Capital Adviser LLC and Republic Capital GP LLC. In 2022, Republic Maximal LLC set up other limited purpose general partner entities to act as the general partner for certain multi-asset private funds; each such general partner is equivalent to Republic Capital GP LLC. A limited number of funds previously advised by Republic Capital's predecessor were transferred to the management of affiliate Republic Deal Room Advisor LLC; such funds were deemed immaterial to Republic Capital's assets under management and all fit within the venture capital registration exemption to registering as an investment adviser.

As of January 1, 2022, Republic Private Capital is investment adviser to 96 private funds, which are typically (but not always) organized as Delaware limited partnerships with Assure Fund Management or an affiliate typically serving as the fund administrator. Multiple funds advised by Republic Private Capital may pursue similar investment strategies.

Attractive Range of Diverse, High Value-Added Equity Investments

In the aggregate, private funds advised by Republic Private Capital have deployed nearly $500 million with a combined portfolio of over 90 private companies (whether held directly or through funds of funds), including Robinhood Capital Markets, Inc., eShares, Inc. dba Carta, and Space Exploration Technologies Corp. (SpaceX). Republic Private Capital has also deployed capital into innovative digital asset projects.

Growth, Competition, Strategy

Republic Private Capital is in its third year of operation and hopes to achieve 100%+ year-over-year growth in year two with respect to assets under management and in parallel, management fees for managing the Private funds under its advisement. As a venture capital firm, Republic Private Capital competes with advisers of venture and private equity funds, as well as platforms that serve only accredited investors such as AngelList, Crowdfunder and FundersClub. As a general investment strategy, Republic Private Capitals aims to invest in venture-backed technology, consumer product, and "moonshot" companies developing new products and services for industry, that have signaled a path to sustainable financial growth and profitability.

Operating Results

As a private fund adviser, Republic Private Capital typically receives a management fee and a performance allocation in the form of carried interest from each fund it advises. As a new fund adviser in a competitive landscape, Republic Private Capital believes its fees are below market, and it often shares and assigns performance allocations with other investment advisers sub-advising or co-advising its funds as well as the lead investors of certain of the private funds Republic Private Capital organizes. Republic Private Capital has disclosed its net carried interest in each private fund in this Form C. As of December 1, 2021, fees accrued from management fees have not been sufficient to sustain operations without capital infusions from Republic Parent. Republic Private Capital is not expected to maintain break-even or profitable results solely from management fees in 2022 and any carried interest earned is expected to help fund necessary operating capital. The compensation structure that applies to a private fund is set forth in each fund's organizational documents and may vary fund to fund. Republic Private Capital realized gross income of $7,554,796 and $1,788,222 in fiscal years 2021 and 2020 respectively, realizing operating income of $2,982,396 and $1,351,262 in the same periods. However, Republic Private Capital has a balance owing to affiliates of $1.2 million as of December 31, 2021 and a balance owed from affiliates totaling $1.7 million as of December 31, 2020.

We requested and received audited financial statements from Republic Private Capital which have not been consolidated with our own financial statements as we are affiliates but do not own and are not owned by Republic Private Capital. Republic Core intends to continue providing financial statements of its Clients in subsequent reporting.

As of the conclusion of fiscal year 2021, Republic Private Capital's auditors have stated that there is substantial doubt about Republic Private Capital's ability to continue as a going concern.

Republic Private Capital Corporate Information

Republic Private Capital's principal executive offices are located at 149 5th Avenue, Suite 2E, New York, NY 10010. Republic Private Capital's website address is www.republiccapital.co. Republic Maximal LLC was organized in Delaware on January 11, 2019, Republic Capital Adviser LLC was organized in Delaware on February 22, 2021, and Republic Capital GP LLC was organized in Delaware on February 22, 2021.

Republic Private Capital faces many risks as an investment adviser with a limited operating history.

- The loss of one or more key members of Republic Private Capital's management team could have a material adverse effect on Republic Private Capital's business. Republic Private Capital's ability to attract and retain qualified investment, management and marketing and client service professionals is critical to Republic Private Capital's success.

- If Republic Private Capital's investment strategies perform poorly for any reason, including due to a declining general economic downturn or otherwise, Republic Private Capital may not realize the returns Republic Private Capital has projected, and new and repeat investors may choose not to invest in private funds advised by Republic Private Capital.

- Republic Private Capital has no historical returns of Republic Private Capital's existing investment strategies. As a result, it may be difficult for investors to evaluate investment opportunities in funds advised by Republic Private Capital.

- Difficult market conditions can adversely affect Republic Private Capital's business in many ways, including by reducing the value of Republic Private Capital's assets under management and by causing prospective participants to decline to invest in the private funds Republic Private Capital advises.

- Some of Republic Private Capital's investment strategies involve investment in the securities of non-U.S. companies. Such investments involve foreign currency exchange, tax, political, social and economic uncertainties and risks. If any of those risks are realized, Republic Private Capital could suffer reputational damage and its business might suffer.

- Republic Private Capital derives all immediate revenues from a single service. Evolving market conditions could make this business less profitable or more expensive to operate, which could have an adverse effect on Republic Private Capital.

The foregoing is not a comprehensive list of the risks and uncertainties Republic Private Capital faces.

If Republic Private Capital is unable to maintain its investment culture or compensation levels *for investment professionals, Republic Private Capital may be unable to attract, develop and retain talented investment professionals, which could negatively impact the performance of Republic Private Capital's investment strategies, financial results and ability to grow.*

Attracting, developing and retaining talented investment professionals is an essential component of Republic Private Capital's business strategy. To do so, it is critical that Republic Private Capital continued to foster an environment and provide compensation that is attractive for the firm's existing investment professionals and for prospective investment professionals. If Republic Private Capital were unsuccessful in maintaining such an environment (for instance, because of changes in management structure, corporate culture or corporate governance arrangements) or compensation levels for any reason, existing investment professionals may leave the firm or fail to produce their best work on a consistent, long-term basis and/or Republic Private Capital may be unsuccessful in attracting talented new investment professionals, any of which could negatively impact the performance of investment strategies, financial results and the firm's ability to grow. For example, the operating principals of Republic Private Capital are entitled to share in certain profits realized through the investment opportunities they source, negotiate and deploy capital into. If Republic Private Capital were to discontinue this practice or lessen the entitlements, it might cause the principals to leave Republic Private Capital and to consider opening up their own business or joining a competitor. Further, Republic Private Capital relies on the Republic Ecosystem to help source new limited partners for the various funds Republic Private Capital organizes; if the Republic Ecosystem cannot continue to grow and provide new and recurring limited partners, the principals may look to a competitor with a greater user base.

If Republic Private Capital's investment strategies perform poorly for any reason, including due to a declining general economic downturn or otherwise, Republic Private Capital may not realize the *returns Republic Private*

Capital has projected, and new and repeat investors may discontinue participating in Republic Private Capital's organized investments and Republic Private Capital could suffer a decline in Republic Private Capital's assets under management, which would reduce Republic Private Capital's earnings.

The performance of Republic Private Capital's investment strategies is critical to its ability to attract investors and launch new private funds. If Republic Private Capital's investment strategies perform poorly for any reason, the firm's earnings could decline because, but not limited to: (a) the firm's reputation may suffer, which would cause the firm to be unable to attract new capital, which would reduce revenues that Republic Private Capital is able to generate from investment management fees and potential carried interest to decline; and (b) third-party advisors or consultants may review or assess the firm's investments poorly, which may lead to a reduction in the firm's assets under management. Republic Private Capital takes its management fees in a front-loaded manner, which means that, if investment strategies are not profitable and future investment opportunities do not arise, Republic Private Capital may face a liquidity shortage due to a lack of new management fees being generated and an absence of carried interest realized.

Failure to properly address conflicts of interest could harm Republic Private Capital's reputation, cause regulatory issues or result in investors requesting rescission, each of which could adversely affect the Republic Private Capital's business and results of operations.

The SEC and other regulators have increased their scrutiny of potential conflicts of interest, and Republic Private Capital has implemented procedures and controls that the firm believes are reasonably designed to address these issues. However, appropriately dealing with conflicts of interest is complex and if the firm fails, or appears to fail, to deal appropriately with conflicts of interest, Republic Private Capital could face reputational damage, litigation or regulatory proceedings or penalties, any of which may adversely affect the firm's results of operations. In addition, as Republic Private Capital expands the scope of its business and the investor base of its funds, the firm must continue to monitor and address any conflicts between the interests of the interest holders in the private funds the firm organizes. Investors in the funds may request rescission or instigate litigation if they perceive conflicts of interest between the investment decisions Republic Private Capital makes for strategies in which the firm has invested and the firm's obligations to its clients and their interest holders. Republic Private Capital becoming a RIA in 2021 will increase scrutiny on its operations, require additional internal operational and compliance processes to be implemented as well as necessitate the engagement of third parties to audit and monitor Republic Private Capital's operations, which will increase the cost of doing business and therefore may reduce profitability.

The private funds Republic Private Capital organizes invest solely in one asset, creating systemic risk not generally associated with private funds.

Republic Private Invest solely advises private funds that invest in one asset, the securities of a private company, whether issued directly by the private company or a previous investor in such private company. Due to this single asset class investment strategy, each private fund's economic performance is completely linked to the performance of the private company and Republic Private Invest's ability to liquidate the position at a higher valuation than they were acquired at. Failure of the private company and/or failure by Republic Private Invest to liquidate a position above par will result in a partial or total loss to the private fund and will foreclose Republic Private Invest from receiving any performance based compensation the receipt of which is critical to the value of the Republic Note. Additionally, private funds with one investment face risks greater than concentration risk, such funds also may face regulatory scrutiny due to their novelty.

Certain Republic Private Capital's investments invest in the securities of non-U.S. companies, which involve foreign currency exchange, tax, political, social and economic uncertainties and risks.

As of December 1, 2020, less than ten-percent of the Republic Private Capital's assets under management were invested portfolio company securities of non-U.S. companies. Fluctuations in foreign currency exchange rates could negatively affect the returns of the firm's clients who are invested in these strategies. In addition, an increase in the value of the U.S. dollar relative to non-U.S. currencies is likely to result in a decrease in the U.S. dollar value of the Republic Private Capital's assets under management, which, in turn, could reduce Republic Private Capital's revenue, since the firm reports its financial results in U.S. dollars. Investments in non-U.S. issuers may also be affected by tax positions taken in countries or regions in which Republic Private Capital has facilitated investments as well as political, social and economic uncertainty, including, for example, as a result of the broad decline in global economic conditions caused by the ongoing global Covid-19 pandemic, and slow recovery thereafter. Current economic conditions have adversely affected investor sentiment, particularly with respect to international investments and investments related to products or services that require in-person human interaction. Many financial markets are not as developed, or as efficient, as the U.S. financial markets, and, as a result, those markets may have limited liquidity and higher price

volatility, and may lack established regulations. Potential liquidity of private fund investments may also be adversely affected by political or economic events, government policies, and social or civil unrest within a particular country, and the firm's ability to dispose of an investment may also be adversely affected if Republic Private Capital increases the size of the firm's investments in smaller non-U.S. issuers. Non-U.S. legal and regulatory environments, including financial accounting standards and practices, may also be different, and there may be less publicly available information about such companies. These risks could adversely affect the performance of the firm's investments in securities of non-U.S. issuers and may be particularly acute in the emerging or less developed markets in which Republic Private Capital has deployed investments.

Republic Private Capital may not be able to maintain its current fee structure as a result of poor investment performance, competitive pressures or as a result of changes in Republic Private Capital's investment strategies, which could have a material adverse effect on its management fee and carried interest income.

Republic Private Capital may not be able to maintain the firm's current fee structure for any number of reasons, including as a result of poor investment performance, competitive pressures, changes in global markets and asset classes or as a result of changes in the firm's business performance and the firm's focus on high value-added investment strategies. In recent years, however, there has been a general trend toward lower fees in the investment management industry. In order to maintain the Republic Private Capital's fee structure in a competitive environment, Republic Private Capital may accept investments from potential clients who demand lower fees even though the firm's revenues may be adversely affected in the short term. In addition, Republic Private Capital must be able to consistently achieve investment returns and service that the private fund investors believe justify the firm's fees. If the firm's investment strategies perform poorly, Republic Private Capital may be forced to lower the firm's fees in order to continue to receive recurring investments from those who participate in the private funds the firm organizes, and attract additional, assets to manage. Republic Private Capital may not succeed in providing the investment returns and service that will allow it to maintain the firm's current levels of management fee and carried interest. Additionally, to attract additional assets, Republic Private Capital must continue to identify qualifying investors who can meet the net-worth, income or investment history standards necessary to be advised by and charged performance based fees by a registered investment adviser.

Operational risks may disrupt Republic Private Capital's business, result in losses or limit its growth.

Republic Private Capital is heavily dependent on the capacity and reliability of the communications, information and technology systems supporting the firm's operations, whether developed, owned and operated by the firm or by third parties or affiliated entities, including Republic Core. Republic Private Capital also relies on manual workflows and a variety of manual user controls. Operational risks such operational errors or interruption of the Republic Private Capital's financial, accounting, compliance and other data processing systems, whether caused by human error, fire, other natural disaster or pandemic, power or telecommunications failure, cyber-attack or viruses, act of terrorism or war or otherwise, could result in a disruption of the firm's business, liability to clients, regulatory intervention or reputational damage, and thus materially adversely affect the firm's business. Republic Private Capital is also reliant on Assure Asset Management, the fund administrator for the majority of the funds which Republic Private Capital organizes and advises. Assure Asset Management facilitates the (i) formation, (ii) capitalization, (iii) blue-sky and federal notice compliance, (iv) capital deployment and (v) accounting for the majority of private funds advised by Republic Private Capital. A loss of the services of Assure Asset Management or a diminution of their services could have a material adverse effect on Republic Private Capital's ability to conduct its operations in a compliant manner. Although Republic Private Capital has have not suffered operational errors of significant magnitude in the past, and although any errors that could have resulted in such were quickly identified and corrected, Republic Private Capital may experience such errors in the future, which could be significant and could cause Republic Private Capital to suffer financial losses and reputational harm and possibly regulatory and legal liability. Although Republic Private Capital has back-up systems in place, including a third-party administrative manager, the firm's back-up procedures and capabilities in the event of a failure or interruption may not be adequate, and the fact that Republic Private Capital can operate the firm's business out of multiple physical locations may make such failures and interruptions difficult to address on a timely and adequate basis.

Employee misconduct, or perceived misconduct, could expose Republic Private Capital to significant legal liability and/or reputational harm.

Republic Private Capital operates in an industry in which integrity and the confidence of those persons that provide capital to the private funds the firm organizes are of critical importance. As a result, any reputational harm suffered by Republic Private Capital could have a significant impact on its business and financial condition. Reputational harm could occur in a variety of ways. The firm's employees could engage in misconduct, or perceived misconduct, that

adversely affects the firm's business. For example, if an employee were to engage in illegal or unethical activities, Republic Private Capital could be subject to regulatory sanctions and suffer serious harm to the firm's reputation (as a consequence of the negative perception resulting from such activities), financial position, client relationships and ability to attract new clients. Similarly, the firm's business often requires that Republic Private Capital deal with confidential information. If the firm's employees were to improperly use or disclose this information, even if inadvertently, Republic Private Capital could suffer serious harm to the firm's reputation, financial position and current and future business relationships. It is not always possible to deter employee misconduct, and the precautions Republic Private Capital has taken to detect and prevent this activity may not always be effective. In addition, the SEC recently has increased its scrutiny of the use of non-public information obtained from corporate insiders by professional investors. Misconduct or perceived misconduct by the firm's employees, or even unsubstantiated allegations of such conduct, could result in an adverse effect on the firm's reputation and the firm's business.

Republic Private Capital may suffer losses if its risk management practices are inadequate or flawed.

If Republic Capital's techniques for managing risk are ineffective, Republic Private Capital may be exposed to material unanticipated losses. In order to manage the significant risks inherent in the firm's business, Republic Private Capital must maintain effective policies, procedures and systems that enable the firm to identify, monitor and control the firm's exposure to operational, legal and reputational risks. Republic Private Capital's risk management methods may prove to be ineffective due to their design or implementation, or as a result of the lack of adequate, accurate or timely information or otherwise. If the firm's risk management efforts are ineffective, Republic Private Capital could suffer losses that could have a material adverse effect on the firm's financial condition or operating results. Additionally, Republic Private Capital could be subject to litigation, particularly from the firm's clients, and sanctions or fines from regulators. Republic Private Capital's techniques for managing operational, legal and reputational risks in client portfolios may not fully mitigate the risk exposure in all economic or market environments, including exposure to risks that Republic Private Capital might fail to identify or anticipate.

Republic Private Capital is subject to extensive regulation, which will only increase as it increases its regulatory assets under management.

Republic Private Capital is subject to extensive regulation in the United States, primarily at the federal level, including regulation by the SEC under the 1940 Act and the Advisers Act, and by the U.S. Department of Labor under ERISA. Republic Private Capital registration under the Advisers Act imposes numerous obligations on investment advisers including recordkeeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities. The 1940 Act imposes similar obligations, as well as additional detailed operational requirements, on registered investment companies, which must be adhered to by their investment advisers.

Accordingly, Republic Private Capital may face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, imposition of burdensome operational requirements, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties. Among other things, Republic Private Capital could be fined or be prohibited from engaging in some of the firm's business activities.

If and when Republic Private Capital becomes a registered investment adviser, that registration could significantly hinder current operations of the firm. For example, while funds organized by the firm currently do not need to be audited on an annual basis, registration would require that all assets under the firm's advisement be audited on at least an audited basis. Further, currently the firm is able to receive the right to carried interest from investors who are not considered "qualified clients" as defined by the Advisers Act; registration may therefore severely limit the ability to receive the right to carried interest the firm currently relies upon for its future revenues. The firm does not have reliable data on which of the persons who have invested through the funds organized by the Firm are qualified clients for purposes of the Advisers Act. In an effort to address these challenges, Republic Private Capital has already (i) begun to limit participants in the funds it organizes to qualified clients, (ii) engaged a third-party compliance advisory firm to help the firm prepare for registration and (iii) started negotiating fees with prospective third-party auditors; however, Republic Private Capital cannot know if these efforts will prove successful and what affect they may have on Republic Private Capital's results of operations and ultimately on the carried interest due to the firm.

The regulatory environment in which Republic Private Capital operates is subject to continual change, and regulatory developments designed to increase oversight may adversely affect the firm's business. The legislative and regulatory environment in which Republic Private Capital operates has undergone significant changes in the recent past. Republic Private Capital believe that significant regulatory changes in the firm's industry are likely to continue on a scale that exceeds the historical pace of regulatory change, which is likely to subject industry participants to additional, more

costly and generally more punitive regulation. The requirements imposed by Republic Private Capital's regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with the firm, and are not designed to protect the firm's clients. Consequently, these regulations often serve to limit the firm's activities and/or increase the firm's costs, including through customer protection and market conduct requirements. New laws or regulations, or changes in the enforcement of existing laws or regulations, applicable to the firm and the firm's clients may adversely affect the firm's business. Republic Private Capital's ability to function in this environment will depend on the firm's ability to constantly monitor and promptly react to legislative and regulatory changes. There have been a number of highly publicized regulatory inquiries that have focused on the investment management industry. These inquiries already have resulted in increased scrutiny of the industry and new rules and regulations for mutual funds and investment managers. This regulatory scrutiny may limit the firm's ability to engage in certain activities that might be beneficial to holders of Republic Notes.

Republic Private Capital may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or non-U.S. governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. Republic Private Capital also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations or by courts. It is impossible to determine the extent of the impact of any new U.S. or non-U.S. laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Compliance with any new laws or regulations could make compliance more difficult and expensive and affect the manner in which Republic Private Capital conducts business. For example, in February of 2022, the SEC proposed new disclosure and reporting rules which may affect Republic Private Capital's operations, adding requirements to an already highly regulated environment.

The investment advisement industry is intensely competitive.

The investment advisory industry is intensely competitive, with competition based on a variety of factors, including investment performance, investment management fee rates, continuity of investment professionals and client relationships, the quality of services provided to clients, corporate positioning and business reputation, continuity of selling arrangements with intermediaries and differentiated products. A number of factors, including the following, serve to increase the firm's competitive risks:

- a number of the firm's competitors have greater financial, technical, marketing and other resources, more comprehensive name recognition and more personnel than Republic Private Capital has;

- potential competitors have a relatively low cost of entering the investment management industry; and

- the recent trend toward consolidation in the investment advisory industry, and the securities business in general, has served to increase the size and strength of a number of the firm's competitors.

The investment advisory industry faces substantial litigation risks which could materially adversely affect Republic Private Capital's business, financial condition or results of operations or cause significant reputational harm to Republic Private Capital.

Republic Private Capital depends to a large extent on the firm's network of relationships and on the firm's reputation in order to attract and see the recurrence of investors in the private funds it manages. If a client is not satisfied with the firm's services, its dissatisfaction may be more damaging to the firm's business than client dissatisfaction would be to other types of businesses. If the firm's clients suffer significant losses, or are otherwise dissatisfied with the firm's services, Republic Private Capital could be subject to the risk of legal liabilities or actions alleging negligent misconduct, breach of fiduciary duty, breach of contract, unjust enrichment and/or fraud. These risks are often difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time, even after an action has been commenced. Republic Private Capital may incur significant legal expenses in defending against litigation whether or not Republic Private Capital has engaged in conduct as a result of which Republic Private Capital might be subject to legal liability. Substantial legal liability or significant regulatory action against the firm could materially adversely affect the firm's business, financial condition or results of operations or cause significant reputational harm to us.

Republic Private Capital is pursuing a multi-million dollar lawsuit against a fund manager it alleges defrauded certain funds advised by Republic Private Capital.

Republic Private Capital operates in an industry in which integrity and the confidence of those persons that provide capital to the private funds the firm organizes are of critical importance. In certain instances, Republic Private Capital

has needed to pursue legal action to enforce its right and protect the interests of its advised funds and their underlying investors. Republic Private Capital is seeking damages and/or rescission related to their investments into various finds organized by Romulus Capital Partners II and its principal Neil Chheda (the "Romulus Parties") on March 22, 2022. *REPUBLIC MAXIMAL LLC, et. al., v. ROMULUS CAPITAL PARTNERS II, LLC, ROMULUS, EQUIPMENTSHARE GROWTH LP, ATHENA 2, INC., SNC 1 LCC, APOLLO1 INC., ROMULUS EQUIPMENTSHARE GROWTH II, LP, RC EQUIPMENT SHARE GROWTH VI LP, and NEIL CHHEDA, United States District Court of Massachusetts* (1:22-cv-10429). Republic Capital alleges that through a series of false representations and willful omissions, Romulus and Chheda fraudulently induced Republic, as investment adviser and general partner to each of the other plaintiffs, to direct the purchase of limited partnership interests ("LP Interests") in the Series A Fund from Athena, SNC, and Apollo (collectively, the "Transferors") at a substantially inflated price. The value conveyed to the Transferors exceeds $50M and if successfully adjudicated, could be worth hundreds of millions. The Romulus Parties and the Transferors filed motions separate motions to dismiss on May 24, 2022. Republic Capital filed memorandums in opposition of each on June 27, 2022. If the suit is unsuccessful, it could result in the underlying investors of Republic Private Capital pursuing remedies against Republic Private Capital, which could expose the firm to millions of dollars in liability.

Regulatory changes in the United States could adversely affect Republic Private Capital's business and the possibility of increased regulatory focus could result in additional burdens and expenses on its business.

The Advisers Act requires registered investment advisers to maintain extensive compliance programs. Although Republic Private Capital is not a registered investment adviser, it expects it soon will be, which will affect the firm's business and operations, including increasing regulatory costs, imposing additional burdens on the firm's staff and potentially requiring the disclosure of sensitive information. For example; it is impossible to determine the extent of the impact on Republic Private Capital of new laws, regulations or initiatives that may be proposed, or whether any of the proposals will become law. Any changes in the regulatory framework applicable to Republic Private Capital's business, including the changes described above, may impose additional costs on the firm, require the attention of the firm's senior management or result in limitations on the manner in which the firm conducts business. Moreover, as calls for additional regulation have increased, there may be a related increase in regulatory investigations of investment activities of alternative asset management funds. Compliance with any new laws or regulations could make compliance more difficult and expensive, affect the manner in which the firm conducts business and adversely affect the firm's profitability.

Republic Private Capital may cease operations and go out of business.

There is no guarantee that Republic Private Capital will continue as viable company. If Republic Private Capital ceases operations and goes out of business, no future commissions will be earned and become payable by Republic Private Capital to Republic Core. Although profitable at this time, Republic Private Capital could cease operations for a number of reasons including but not limited to (i) loss of ability to provide investment advisory services under regulations applicable thereto, (ii) a liquidity crisis in which Republic Parent does not provide additional capital, (iii) loss of principals, (iv) litigation and a settlement or judgement resulting in the liquidation of Republic Private Capital and (v) a change of control which results in the wind-down and distribution of Republic Private Capital's assets. Accordingly, if Republic Private Capital does not identify and organize investments in ultimately successful companies, Republic Notes are likely to lose a substantial portion of their value.

Republic Private Capital's auditors have stated in their audit report that there is substantial doubt about Republic Private Capital's ability to continue as a going concern.

Republic Private Capital has a limited operating history. Republic Private Capital's ability to continue as a going concern, including for one year from the issuance date of Republic Private Capital's most recent financial statements, is dependent upon sustaining profitable operations. Republic Private Capital substantially expanded operations in 2020 and plans to continue this trend in 2021, which Republic Private Capital expect to fund initially from management fees and carried interest. Republic Private Capital may need to raise additional capital before it achieves financially sustainable and profitable operations, and there can be no assurance it will be able to.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	0%	$0	0%	$0
Operating Expenses	100%	$600,000	100%	$3,000,000
Total	**100%**	**$600,000**	**100%**	**$3,000,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

No proceeds of the Offering will be used to pay Republic Parent one-time fees owed under the Intercompany Agreement as there will be no proceeds. In addition, although we have no current plans to do so, we may in the future make loans, on commercial terms, to other entities within the Republic Ecosystem, and such amounts loaned could include proceeds from the Offering.

Pursuant to a fee for service agreement with Republic Parent, we paid Republic Parent $2,000,000 upon the completion of the Regulation D, Rule 506(c) offering of Republic Notes. The Intercompany Agreement obligates Republic Core to reimburse Republic Parent for certain operational expenses borne by Republic Parent. These operational expenses include the salaries of our executives, our telecommunications equipment and the provision of certain financial services and are reimbursed to Republic Parent at market rates, without interest, markup or servicing fees. Such reimbursements currently equal approximately $200,000 per month, although we have not made any payments to Republic Parent due to offsetting debt obligations owed by Republic Parent to Republic Core. Republic Core and Republic Parent believe that the amount Republic Parent owes Republic Core, after netting out offsetting current and anticipated liabilities is approximately $6,400,000. We expect to continue to offset this debt obligation.

The expected use of net proceeds from the Offering represents our intentions based upon our current plans and business conditions, which could change in the future. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from the Offering.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position	Age	Approximate hours per week for part-time employees
Jonathan Knipper	Principal Executive Officer and Principal Accounting Officer	36	20 [1]

(1) Also serves as Treasury Management Lead at Republic Parent's subsidiary business line, Republic Crypto (approximately 30 hours per week).

Jonathan Knipper is Republic Core's principal executive officer and principal account officer. He also leads affiliate Republic Crypto's treasury management division, providing managed funds and technical solutions for institutions within the digital asset space (2021-Present). He works to assist a range of clients transition from the traditional to the digital asset investment space, most recently as Portfolio Manager of the RxR Opportunities Fund: a fundamentals-

driven directional liquid fund in the blockchain space. Prior to joining the Republic Ecosystem, Jon was a partner at TLDR, a global blockchain advisory firm (2016-2019). Before entering web3, he worked in fixed income macro sales at Goldman Sachs as an interest rates derivatives specialist (2014-2016) and at Morgan Stanley's capital markets division (2010-2014). In his spare time, Jon is a gentleman farmer.

Republic Parent as the sole member holding voting membership interests and the Manager of the Company, OpenDeal Inc. dba Republic (a/k/a Republic Parent) is equivalent to the board of directors of the Company. Republic Parent can appoint and remove officers at its sole discretion and holds all voting membership interests in the Company.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The following table sets forth the total number and percentage of our outstanding voting securities (our Class A limited liability company membership interests) as of December 31, 2022, by: (1) each holder of more than 10% of such securities; (2) each of our directors and executive officers; and (2) all directors and executive officers as a group. Republic Notes previously subscribed for and those being offered hereby do not have and will not have any voting rights. Therefore, the numbers and percentages below are the same both before and after the closing of these offerings.

The Class A limited liability company interest, which are <u>solely</u> held by Republic Parent is the only voting class of securities we are authorized to issue. In the event the Company may make a Dividend Distribution to the members pursuant to the Delaware Limited Liability Company Act, and such distribution is not borne from Republic Core Proceeds, Republic Parent, as the Class A member will be the only recipient of such distribution, there is no threshold or hurdle to such distribution rights not otherwise imposed by Delaware law. In the event of a liquidation of the Company, the Class A member (Republic Parent) will receive 100% of the Company's intellectual property assets, 100% of any fixed quarterly payments paid or due to the Company and 80% of any residual assets of the Company. Holders of Class B limited liability company membership interests, (i.e., the holders of Republic Notes) will not have any voting rights and will only have rights to Republic Core Proceeds and 20% of the residual of any remaining assets in the event the Company is liquidated. As a result, Republic Parent will continue to hold all of the voting power of our outstanding equity interests following each offering of Republic Notes. This gives Republic Parent effective control over our decision-making. Republic Parent is entitled to vote its Class A limited liability company membership interests in its own interest, which may not always be in the interests of, and could be adverse to the interests of, holders of Republic Notes. In the event of the liquidation of Republic Core prior to the repayment of all amounts owed to Republic Parent, as a debtor, Republic Parent will have priority and therefore will be entitled to repayment prior to Republic Note holders, this means, if Republic Core dissolves or liquidates, and amounts owed to Republic Parent exceed assets on hand, even if those assets are Distributable Assets, Republic Parent will receive those assets with priority to Class A Membership Interest holders, i.e., Republic Note holders.

Beneficial ownership is determined in accordance with SEC rules (see Rule 13d-3(d)(1) of the Exchange Act for more detail) and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any limited liability company membership interests that such person or any member of such group has the right to acquire within 60 days of December 31, 2022. For purposes of computing the percentage of outstanding limited liability company membership interests held by each person or group of persons named above, any limited liability company membership interests that such person or persons has the right to acquire within 60 days from December 31, 2022 are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any limited liability company membership interests listed as beneficially owned does not constitute an admission of beneficial ownership by any person. Unless otherwise indicated, the business address of each person listed is c/o Republic Core LLC, 149 Fifth Avenue, 10th Floor, New York, NY 10017.

Name of Beneficial Owner	Limited Liability Company Membership Interests Percentage Beneficially Owned
OpenDeal Inc.	100.0%
All directors and executive officers as a group	0.0%

We expect that the Republic Notes offered hereby may be purchased by certain of our directors, officers, employees or affiliates, as well as certain of the directors, officers or employees of our affiliates. We have not reserved any Republic Notes for any such persons, and will not allocate Republic Notes to any such persons on any preferential basis. Any Republic Notes purchased in the Offering by any such persons will be offered and sold on the same terms offered to other investors.

Outstanding Capital Interests

As of the date of this Form C, the Company's outstanding Capital Interests consists of:

Type	Class A Membership Interest
Amount Outstanding	100%
Par Value Per Unit	N/A
Voting Rights	Voting Membership Interest
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Class A Membership Interest are the sole voting interest in Republic Core LLC, but have no Republic Core Proceed distribution rights
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100.00%

Outstanding Options, SAFEs, Convertible Notes, Warrants and Offering History of the Republic Note

As of the date of this Form C, the Company has the following additional securities outstanding which entitle holders to Republic Notes: In each event, no more than 800,000,000 Republic Notes may be issued.

As previously mentioned, Republic Parent, commencing prior to the formation of the Company offer and sold certain $7,488,214.36 SAFE-STs between June of 2018 and ending in January of 2019, pursuant to registration exemption afforded by Reg D, 506(b), to fund the Republic Ecosystems' growth and to develop the Republic Note. Republic Parent used the proceeds from the sales of the SAFE-STs to fund the development of Republic Crowd-Invest and Republic Private Capital, to acquire the assets held by Republic Core and to develop the Republic Note. The offering of SAFE-STs entitled holders to a 50% discount on the price of the Republic Note, based on the first public sale price or a 10% discount on the price per equity of Republic Parents next qualifying equity financing. Holders were allowed to determine what of the principal of the SAFE-ST would be convertible into Republic Notes, issued by Republic Parent or a successor entity, and what of the principal would be convertible into Republic Parent's equity. Republic Parent assigned the issuance obligation of the Republic Notes to the Company via the Intercompany Agreement. Due to subsequent events, i.e., the offer of Republic Notes via a 506(c) offering and Republic Parent closing its Series A equity financing in March of 2021, SAFE-ST holders received equity in Republic Parent for the amount elected to equity and have a right to receive Republic Notes 124,414,233. Republic Parent owes no further duties to the SAFE-

ST holders pursuant to the SAFE-ST, Republic Core solely owes the right to 124,414,233 Republic Notes to the SAFE-ST holders.

Between November of 2019 and June of 2020, pursuant to registration exemption afforded by Reg D, 506(b), the Company sold certain Token Purchase Agreements, entitling holders to Republic Notes at a conversion ratio of $0.09 per Republic Note ($125,000 or 1,388,888.88888889 Republic Notes) and/or $0.10 per Republic Note ($3,181,444.00 or 31,314,444 Republic Notes). Holders of these TPAs solely have an entitlement to Republic Notes and the Company's sole obligation is to deliver Republic Notes to the holders.

Between July of 2020 and September of 2020, pursuant to registration exemption afforded by Reg D, 506(c), the Company sold certain Subscription Agreements, entitling holders to Republic Notes at a conversion ratio of $0.12 per Republic Note ($8,689,581.10 or 72,413,175.8333326 Republic Notes). Holders of these Subscription Agreements solely have an entitlement to Republic Notes and the Company's sole obligation is to deliver Republic Notes to the holders.

In December of 2020, the Company sold a single TPA entitling the holder to Republic Notes at a price of $0.06 per Republic Note ($100,00.00 or 1,666,666.67 Republic Notes). This offering was conducted pursuant to Section 4(a)(2) of the Securities Act. Holders of these TPAs solely have an entitlement to Republic Notes and the Company's sole obligation is to deliver Republic Notes to the holders.

Between February of 2021 and May of 2021, pursuant to registration exemption afforded by Reg S, the Company sold certain Token Purchase Agreements, entitling holders to Republic Notes at a conversion ratio of $0.12 per Republic Note ($5,075,270.76 or 42,293,923.00 Republic Notes). Holders of these TPAs solely have an entitlement to Republic Notes and the Company's sole obligation is to deliver Republic Notes to the holders.

In April of 2021, the Company sold a single TPA entitling the holder to Republic Notes at a price of $0.12 per Republic Note ($15,00.00 or 125,000.00 Republic Notes). This offering was conducted pursuant to Section 4(a)(2) of the Securities Act. Holders of these TPAs solely have an entitlement to Republic Notes and the Company's sole obligation is to deliver Republic Notes to the holders.

The above summary has been adjusted to not reflect instruments sold and later cancelled by mutual agreement of Republic Parent and the holder or the Company and the holder.

At this time, no Republic Notes pre-sold by Republic Parent or the Company are issued or outstanding.

Distributions and Distribution Policy

Republic Core will periodically, and at least twice in any twelve-month period (on June 30 and December 31), calculate the total amount of Republic Core Proceeds it has received since its last such calculation or Distribution (such sum, the "**Distributable Amount**"). The calculation will include proceeds received since the last such calculation or the last Distribution, whichever is most recent, and the Distributable Amount will include all proceeds received by Republic Core since the last Distribution was made (not including any amounts already distributed). The Distributable Amount realized from Contingent Fee Payments made pursuant to the Core Proceed Producing Client Contracts will include realized in-kind commissions from securities obtained prior to the effective date and realized carried interest from investments by funds and special purpose vehicles made prior to the effective date.

Republic Crowd-Invest has seen a limited number of events that resulted in a cash realization to Republic Crowd-Invest including but not limited to (i) two redemptions of securities at their respective face values, (ii) one repayment of a debenture at 1.5 times its principal, (iii) one security being repurchased at 1.5 times its face value and (iv) one security being cancelled through the payment of 10 cents on the dollar per its terms. The disposition of those securities would be included in the Distributable Amounts due to Republic Core and will be transferred to Republic Core. Otherwise, Republic Crowd-Invest has had no liquidation events that resulted in a cash realization to Republic Crowd-Invest. Republic Core will make its first calculation of the Distributable Amount on June 30, 2023. The calculation will include all Republic Core Proceeds received by Republic Core since the last Dividend Distribution was made (not including any amounts already distributed). The Distributable Amount is calculated by summing all of the Contingent Cash Fees received from Clients who are parties to Core Proceeds Producing Client Contracts. The right to receive a portion of Republic Core Proceeds is calculated on a cumulative basis from the issuance date of the underlying Republic Note. As a result, all Republic Core Proceeds received by Republic Core but not yet distributed to holders of Republic Notes will be included in the Distributable Amount with respect to those Republic Notes, starting on the issuance date of those Republic Notes. However, distributions will not occur until a "Threshold Amount" is exceeded

(a total Distributable Amount of $2,000,000 or a smaller amount that Republic Core deems, in its sole business discretion, to be practical to distribute).

Whenever this calculation yields a Distributable Amount that exceeds $2,000,000 (the "**Threshold Amount**") (or a smaller amount that Republic Core deems, in its sole business discretion, to be practical to distribute), Republic Core will, within 48 hours, take a "snapshot" of all outstanding Issued Republic Notes (thereby, creating a time one must be a holder of record to receive a Dividend Distribution) and, within a reasonable time period (which is expected to be approximately 30 days), make pro rata Dividend Distributions to the digital wallet addresses that were holding Issued Republic Notes at the time of the snapshot (each such event, a "**Distribution**") in an aggregate amount equal to the Distributable Amount minus the reasonably estimated total amount of network transaction fees to be paid by Republic Core to issue that distribution and, in the event that the Distributable Amount is $2,000,000 or greater, minus a flat fee (the "**Distribution Fee**"), expected to be approximately $35,000, intended to help cover the maintenance and upkeep costs for the Republic Note Smart Contract, as defined below (the "**Total Distribution Amount**"). The network transaction fees will be established by the Algorand network, not by the Company, and the Company can provide no assurances that the network transaction fees will not be larger than expected. The Company built the Republic Note Smart Contract on the Algorand network due to the Company's belief that Algorand's network has and will continue to have low network transaction fees. The Company believes that since 2019, the cost per transaction on the Algorand blockchain, which is currently pegged at 0.001 Algos has not exceeded $0.01. However, the network transaction fees on the Algorand network fluctuate based on the network's use and adoption, and therefore the Company cannot estimate the network transaction fee at this time. No portion of the network transaction fees will be retained by the Company. No network transaction fee will be assessed if distributions are made in fiat, rather than an Eligible Digital Asset. The amount of the Distribution Fee may be adjusted annually (and, we expect, incrementally) based on changes in these costs. In the event Republic Core were to waive the Threshold Amount (a "**Reduced Threshold Amount**") in order to make a Dividend Distribution before the calculation yields a Distributable Amount that exceeds $2,000,000, Republic Core would reduce the Distribution Fee in a proportional amount, specifically by the quotient of (A) the Reduced Threshold Amount divided by (B) the Threshold Amount. In the event of a Reduced Threshold Amount Distribution, the entire accrued Distributable Amount at that time would be paid as a Dividend Distribution, and the accrued Distributable Amount would be reset to $0, possibly extending the time until the Threshold Amount was next reached, unless a Reduced Threshold Amount event were again declared by Republic Core. However, because a Reduced Threshold Amount event results in distributions being made to Republic Note holders earlier than if Republic Core made no distribution until the Threshold Amount were met, we do not believe that this result is disadvantageous to Republic Note holders. The Company does not anticipate meeting the Threshold Amount prior to the Initial Delivery Date. However, should such event occur, the Company will hold cash in a segregated account for the benefit of those investors who have subscribed to the Offering to make a timely distribution to such investors upon becoming Republic Note holders.

In no event shall Republic Core be obligated to make more than a single Distribution in any calendar quarter. If, after a Dividend Distribution has been made in a particular calendar quarter, the Distributable Amount exceeds the Threshold Amount a second time in that calendar quarter, Republic Core shall not be obligated to make a second Distribution in that same calendar quarter. Instead, Republic Core may, in its discretion, refrain making the next Distribution until the first 15 calendar days of the next calendar quarter. Republic Core reserves the right, in its discretion, to make more than one Distribution in any calendar quarter.

The right to receive a portion of Republic Core Proceeds is calculated on a cumulative basis from the issuance date of the underlying Republic Note but, distribution amounts are calculated on a "Threshold Amount" of $2,000,000 or a smaller amount that Republic Core deems, in its sole business discretion, to be practical to distribute.

Public notice of a Dividend Distribution and the intended date of the Distribution will be issued at least 15 calendar days prior to any Dividend Distribution. Republic Core will also provide details of the method and medium of such Dividend Distribution; if the Distribution is being made to U.S. persons in U.S. dollars, Republic Core will provide additional relevant information for non-U.S. persons who are unable to receive U.S. dollars including an opportunity to specify they can receive U.S. dollars if they now can. Holders of Republic Notes may be required to submit certain information for tax withholding and reporting purposes, and a failure to provide the requisite information within six months after the relevant Distribution date will result in the Company establishing an account payable for that Republic Note holder's Individual Dividend Distribution Amount until such time as another Dividend Distribution is announced. Republic Core will book Individual Dividend Distribution Amounts as unsecured accounts payable for three years, at which time it will consider the status of the account payable under applicable unclaimed property laws.

The portion of the Total Distribution Amount due to the digital wallet address of a particular holder of Issued Republic Notes (each an "**Individual Dividend Distribution Amount**") will be calculated as follows:

(Total number of Issued Republic Notes in wallet ÷
Total number of Issued Republic Notes) ×
Total Dividend Distribution Amount = Individual Distribution Amount

Individual Dividend Distribution Amounts will not differ from Republic Note holder to Republic Note holder based on the amount of time individual holders have held their Republic Notes. In the event that the cost of distributing an Individual Dividend Distribution Amount to a Republic Note holder's wallet is greater than the Individual Distribution Amount, the funds owed will not be distributed and will be reserved and re-allocated to future distributions of an Individual Distribution Amount.

The Threshold Amount may not be changed, but Republic Core reserves the right, in its sole business discretion, to make a Dividend Distribution when the Distributable Amount is below the Threshold Amount. The Company will accumulate a cash balance from its non-recurring revenue from Clients subject to Core Proceed Producing Client Contracts and will use this accumulated cash to make Dividend Distributions to the holders of Republic Notes. Until a Dividend Distribution is made, Republic Core shall set aside the Republic Core Proceeds, by placing such Republic Core proceeds in a segregated account at a financial institution, and shall not use such Republic Core proceeds to pay the Republic IP License Fee or other outstanding liabilities; the amounts set aside shall only be payable to Republic Note holders unless the Republic Notes are terminated or deemed abandoned as described herein, or in the case of liquidation of the Company.

Holders of Republic Notes have no right to elect the form of distribution; the form of distribution is solely in the discretion of the Company and may differ between U.S. investors, non-U.S. persons who have a U.S. bank account and other non-U.S. persons. Republic Core intends to pay U.S. and non-U.S. investors in the same or substantially similar form at the time of each distribution event. Unless and until an Eligible Digital Asset is identified, Republic Core intends to make Dividend Distributions to U.S. investors, as well as to non-U.S. persons who have a U.S. bank account, by means of an electronic deposit of U.S. dollars. If an investor who is a non-U.S. person has an account with a financial institution that can accept an electronic deposit of U.S. dollars, Republic Core may make a Dividend Distribution to that investor in U.S. dollars through that financial institution, to the extent reasonably feasible. In the event a U.S. person does not supply the necessary bank account information, or if one or more attempts at payment by means of an electronic deposit of U.S. dollars to a financial institution that can accept an electronic deposit of U.S. dollars fails, Republic Core reserves the right, with respect to U.S. persons, to send a paper check. Distributions to all other investors who are not U.S. persons may be paid in another form, depending on a variety of factors, including, but not limited to, the investor's location, any applicable legal or regulatory requirements, the available payment mechanisms and the cost of use of the available payment mechanisms, in Republic Core's reasonable exercise of its discretion. Republic Core's initial default approach to making distributions in non-U.S. dollars shall be payment in each investors' local currency, if economically feasible. Prospective investors who are not U.S. persons, and who do not have and cannot open a U.S. bank account, should also be aware that there is no assurance that they will receive distributions in a form that is desirable to them or that they will receive any distributions at all, should they fail to provide adequate information to facilitate distribution prior to a Dividend Distribution. As a result, prospective investors who are not U.S. persons should evaluate the feasibility, as well as the costs and benefits, of opening an account with a U.S. bank or another type of financial institution that can accept deposits in U.S. dollars, and should be prepared to accept distributions in whatever reasonable form the Company chooses, such an electronic payment in a currency other than U.S. dollars, a cryptocurrency or a digital currency. The form that Republic Core chooses to make Dividend Distributions to non-U.S. persons may change over time, depending on the development, availability and cost of different payment mechanisms. Republic Core will not make Dividend Distributions in a form that would require registration or an exemption from registration with a local securities regulator. Republic Core will declare the methods of distributions to U.S. persons and non-U.S persons who can accept U.S. dollars and non-U.S. persons who cannot accept U.S. dollars, if U.S. dollars are being paid at the time and in conjunction with the public notice of a Dividend Distribution.

In the future, to the extent practicable, Republic Core may consider making distributions to all Republic Note holders, whether or not they are U.S. persons, in an Eligible Digital Asset, depending on the nature and character of any digital asset that is under consideration for use as a Dividend Distribution mechanism, and Republic Core reserves the right to do so, if an appropriate Eligible Digital Asset is identified. Among the characteristics of a digital asset that Republic Core will consider are the following: (1) whether the digital asset in question is a security under U.S. federal securities laws; (2) whether that digital asset is readily convertible into U.S. dollars; (3) whether that digital asset is readily accessible to Republic Note holders (for example, if it is supported on the Algorand blockchain); (4) whether that digital asset has been designed to have, does in fact have, and can be expected to have very low or no price volatility,

and (5) any other characteristics or factors that Republic Core deems relevant or appropriate. We refer to a digital asset that satisfies these criteria as an "**Eligible Digital Asset**."

In no event will a digital asset be deemed an Eligible Digital Asset unless the digital asset in question is not a security. Republic Core will make a determination that a digital asset is not a security if the SEC issues an order, a rule or regulation, a no-action letter, or another form of public statement indicating that such digital asset is not a security, or if Republic Core determines, based on relevant legal and regulatory standards and after consultation with the staff of the SEC, that such digital asset is not a security. There can be no assurance as to when an Eligible Digital Asset will exist, if ever. If an Eligible Digital Asset were to exist, we plan to make Dividend Distributions to Republic Note holders exclusively to wallet addresses that are compatible with the Algorand blockchain, although our payment capabilities may expand in the future.

In the event Republic Core decides to make a Dividend Distribution by means of an Eligible Digital Asset, Republic Core will provide Republic Note holders with notice of its intention and information about the procedures to be used with respect to such distribution. If an Eligible Digital Asset is identified, the Company reserves the right to fulfill any previously announced but unpaid distributions in such Eligible Digital Asset, solely with respect to any investor who has not provided Republic Core with the means to make such distribution by means of a deposit of U.S. dollars with a bank or other financial institution, after providing such investor with the notice described above.

If a Dividend Distribution is to be made by means of an Eligible Digital Asset, Republic Core will use the Republic Core proceeds to acquire Eligible Digital Assets through publicly available exchanges no more than four (4) calendar days before a Dividend Distribution is to be made. After the Eligible Digital Assets are acquired, any immaterial fluctuation in their value (which Republic Core does not expect to occur, because price stability is a key component in determining whether a digital asset can be treated as an Eligible Digital Asset) will not affect the amount of such Eligible Digital Asset distributable to Republic Note holders as the number of digital assets acquired will not change and the amount of Eligible Digital Assets owed to each Holder of Republic Notes is calculated on the acquisition price and not the price at distribution; therefore, once an Eligible Digital Asset has been acquired, the risk of any immaterial price fluctuation (which we believe to be any price fluctuation of greater than 1.5%) (if any) will be borne by the Republic Note holders. The Company would not expect the price of an Eligible Digital Asset to fluctuate materially, or at all; if any such material price fluctuation (which we believe to be any price fluctuation of greater than 1.5%) were to occur, the Company would not distribute that Eligible Digital Asset and would re-evaluate in the future whether that form of payment should still be treated as an Eligible Digital Asset. In the event of a material fluctuation in the price of an Eligible Digital Asset, Republic Core may make Dividend Distributions in U.S. dollars or in another Eligible Digital Asset. In such an event, Republic Core will assume any cost associated with the price fluctuation, and will distribute to Republic Note holders the full amount of the dividend as originally calculated. Republic Core believes it is very unlikely an Eligible Digital Asset would cease to be an Eligible Digital Asset as a result of price fluctuations.

In all events, Republic Core shall not make any distribution to any persons if prohibited from doing so by any federal or state laws or regulations or the laws of other relevant jurisdictions. For an example, see "Distribution Policy." Currently, no Eligible Digital Asset has been identified by Republic Core that is suitable to make Dividend Distributions with, and neither Bitcoin nor Ether is considered an Eligible Digital Asset. For a description of the characteristics of a digital asset that Republic Core may consider in the future and further details regarding the distributions, see "Distribution Policy."

In the fiscal year ending December 31, 2019, Republic Crowd-Invest earned $1,600 from its securities holdings. Republic Private Capital earned no revenue from realized carried interest. Therefore, Republic Core Proceeds for the most recent fiscal year would have totaled $1,600, which is less than the Threshold Amount for a Dividend Distribution. As a result, there would have been no distribution made to Republic Note holders in 2019. Between January 1, 2020 and December 31, 2020, Republic Crowd-Invest earned $6,775 from its securities holdings. Republic Private Capital earned no revenue from realized carried interest. Between January 1, 2021 and December 31, 2021, Republic Crowd-Invest earned $9,896 from its securities holdings and Republic Private Capital $626,870 earned from realized carried interest. Between January 1, 2022 and June 30, 2022, Republic Crowd-Invest earned $32,185 from its securities holdings and Republic Private Capital $143,263 earned from realized carried interest. As a result, there would have been no Dividend Distribution made to Republic Note holders in 2019, 2020, 2021 or 2022.

The only term of the Total Distribution Amount that can be changed is the Distribution Fee. Changes to the Distribution Fee and the procedures for making those changes are outlined above.

Holders of Republic Notes will not have any of the rights traditionally associated with holders of debt instruments; instead, they will have the rights traditionally associated with holders of membership interests in limited liability

companies. Specifically, holders of Republic Notes will have the opportunity to receive distributions, as described in the Form C in which this offering circular was filed, as well as a share of any liquidation proceeds in the event of Republic Core's dissolution. Specifically, net proceeds from liquidation (after payment of expenses and the taking of reasonable reserves, each as determined by the Managing Member) shall be applied promptly after receipt in the following order of priority: (a) Company Debts. first, pay all debts or other evidences of indebtedness of the Company, including any loans from a member of the Company (b) Reserves. second, to establish reserves that the Managing Member deems reasonably necessary or appropriate for contingent liabilities of the Company; and (c) Remaining Distributions. thereafter, all net liquidation proceeds shall be distributed to the Members in the following order of priority: (i) first, one hundred percent (100%) of the Republic Core Proceeds (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests (Republic Notes), and zero percent (0%) of the Republic Core Proceeds (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests; (ii) then, one hundred percent (100%) of the Company's Intellectual Property Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and zero percent (0%) of the Company's Intellectual Property Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests (Republic Notes); (iii) thereafter, one hundred percent (100%) of the Company's Fixed Quarterly Fees (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and zero percent (0%) of the Company's Fixed Quarterly Fees (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests (Republic Notes); and (iv) finally, with respect to all Residual Assets, eighty percent (80%) of such Residual Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and twenty percent (20%) of such Residual Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests. In particular, as membership interests in a limited liability company, Republic Notes shall not have, or provide to any holder thereof, any voting or other rights to participate in the management of the Company, or rights to participate in the revenue, assets or other dealings or benefits of the Company except as established pursuant to the foregoing sentence. In the event of the liquidation of Republic Core prior to the repayment of all amounts owed to Republic Parent, as a debtor, Republic Parent will have priority and therefore will be entitled to repayment prior to Republic Note holders, this means, if Republic Core dissolves or liquidates, and amounts owed to Republic Parent exceed assets on hand, even if those assets are Distributable Assets, Republic Parent will receive those assets with priority to Class A Membership Interest holders, i.e., Republic Note holders.

The Republic Note will not be a "utility token". However, certain affiliates or partners of Republic Core may choose to provide benefits or perks to holders of the Republic Note. The Republic Note also will not afford holders any governance, management, inspection or distribution rights, other than the right to Dividend Distributions. However, pursuant to the Company's LLC Operating Agreement, in the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, (i) the holders of each Republic Notes have preference over holders of other membership interests in the Company, including the Managing Member, with respect to Republic Core Proceeds, (ii) the Managing Member will have preference over holders of Republic Notes with respect to certain intellectual property assets of the Company, and (iii) with respect to all other assets ("Residual Assets"), eighty percent (80%) of such Residual Assets (or any liquidation proceeds therefrom) will be allocated to the Managing Member, and twenty percent (20%) of such Residual Assets (or any liquidation proceeds therefrom) will be allocated to holders of Republic Notes. Holders of Republic Notes will not have any material rights other than those disclosed in the Form C of which this offering circular is a part.

Breakeven Analysis

The breakeven analysis below indicates the approximate distribution returns in U.S. dollars required for a hypothetical initial investment in a single Republic Note, assuming a selling price of $0.12, to equal the amount invested and that the investor remains a holder of Republic Notes purchased during the entire time period. This breakeven analysis is an approximation only, and the amounts of Republic Core Proceeds, Distribution Fee, and network transaction fees in any particular period may be higher or lower than the amounts used for purposes of this breakeven analysis. It assumes the following: (i) that there are, at all times, 339,246,502.73 outstanding Republic Notes; (ii) that Republic Core Proceeds will equal $5,000,000 during each six-month period; (iii) that there will be two distributions per year; (iv) that the Distribution Fee of $35,000 per Distribution will remain static and will not increase; and (v) that network transaction fees association with each Distribution will be $50,000. Using these assumptions, a cumulative Total Distribution Amount per Republic Note exceeding $0.12 would be realized as a result of the first distribution in the fifth year after investment. For a discussion of distribution mechanics and the Distribution Fee and the network transaction fees associated with each distribution, see "Distribution Policy." Actual results may differ from these assumptions. This table assumes 30,000,000.00 Republic Notes are sold in concurrent or subsequent exempt offerings from registration pursuant to Regulations CF and D prior to the first Distribution.

	Eligible Republic Core Proceeds as of December 31, 2022	Cumulative Republic Core Proceeds	Cumulative Total Dividend Distribution Amount (After Expenses)	Cumulative Total Dividend Distribution Amount per Note
	$933,664.75			
Year 1, First Dividend Distribution		$ 5,000,000.00	$ 4,915,000.00	$ 0.01260
Year 1, Second Dividend Distribution		$10,000,000.00	$ 9,830,000.00	$ 0.02521
Year 2, First Dividend Distribution		$15,000,000.00	$14,745,000.00	$ 0.03781
Year 2, Second Dividend Distribution		$20,000,000.00	$19,660,000.00	$ 0.05041
Year 3, First Dividend Distribution		$25,000,000.00	$24,575,000.00	$ 0.06302
Year 3, Second Dividend Distribution		$30,000,000.00	$29,490,000.00	$ 0.07562
Year 4, First Dividend Distribution		$35,000,000.00	$34,405,000.00	$ 0.08822
Year 4, Second Dividend Distribution		$40,000,000.00	$39,320,000.00	$ 0.10083
Year 5, First Dividend Distribution		$45,000,000.00	$44,235,000.00	$ 0.11343
Year 5, Second Dividend Distribution		$50,000,000.00	$49,150,000.00	$ 0.12603

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Related Party Loan
Creditor	Republic Parent (OpenDeal Inc.)
Amount Outstanding	$6,400,000
Interest Rate and Amortization Schedule	2.00% annually
Description of Collateral	None
Other Material Terms	The Intercompany Revolving Credit Agreement allows Republic Core to borrow from time to time from Republic Parent and Republic Parent to borrow from time to time from.
Maturity Date	No Fixed Maturity
Date Entered Into	As of January 1, 2022

As of January 1, 2020, Republic Core entered into a revolving debt facility with Republic Parent (the "**Intercompany Revolving Credit Agreement**"). The Intercompany Revolving Credit Agreement allows Republic Core to borrow from time to time from Republic Parent and Republic Parent to borrow from time to time from Republic Core, up to a maximum net amount outstanding at any time equal to $1,000,000. Either of Republic Core or Republic Parent must pay interest at a rate equal to: (i) 2.00%, for the period beginning on January 1, 2020 and ending on December 31, 2020, and (ii) the short term applicable federal rate promulgated by the U.S. Internal Revenue Service effective on the first day of the first month of each subsequent year that any indebtedness is outstanding. Interest accrues on the unpaid principal amount borrowed and is compounded annually (computed on the basis of a 365-day year for the actual number of days elapsed) until the entire principal amount and all accrued interest has been paid in full. Republic Core believes that the borrowing terms under the agreement are more favorable to Republic Core than could be secured from a third party. An Amended and Restated Intercompany Revolving Credit Agreement was entered into on January 1, 2021 to increase the maximum amount at any time to $6,000,000. On October 1, 2020, Republic Core borrowed $330,000 under the agreement to pay fees due pursuant to the NS Transaction; we repaid the full principal amount plus interest less than one week later. On January 1, 2022, we further amended the Intercompany Revolving Credit Agreement to increase the maximum amount at any time to $10,000,000. On January 1, 2023, we further amended the Intercompany Revolving Agreement to extend the maturity to January 1, 2024. The estimated interest rate for fiscal year 2023 is 6.00% as of January 1, 2023. As of the date of this offering circular, Republic Parent has borrowed

$4,000,000 from Republic Core. Republic Parent has yet to repay this amount because Republic Core currently owes Republic Parent certain amounts and Republic Parent anticipates offsetting part of the outstanding liability in lieu of taking payment from Republic Core. The Intercompany Agreement obligates Republic Core to reimburse Republic Parent for certain operational expenses borne by Republic Parent. If Republic Core obtained these services directly and not from Republic Parent, Republic Core would incur additional expenses for personnel and/or for third party services. These operational expenses include the salaries of our executives, our telecommunications equipment and the provision of certain financial services and are reimbursed to Republic Parent, at market rates, without interest, markup or servicing fees. Such reimbursements currently equal approximately $200,000 per month, although we have not made any payments to Republic Parent due to offsetting debt obligations owed by Republic Parent to Republic Core. Republic Core and Republic Parent believe that the amount Republic Parent owes Republic Core, after netting out offsetting current and anticipated liabilities is approximately $6,400,000. We expect to continue to offset this debt obligation and to forgo payments to Republic Parent in the foreseeable future.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting Equity Securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
OpenDeal Inc.	Class A Membership Interest	100.00

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of December 31, 2022 the Company had an aggregate of $1.0 million in cash and cash equivalents, leaving the Company with approximately four months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any). The Company had $0.9 million held in restricted cash. The Company separates proceeds from the receipt of cash the Company earns from Republic Private Capital and Republic Crowd-Invest ("Republic Core Proceeds") and 20% of the residual of any remaining assets (as further explained below) in the event the Company is liquidated. The funds are maintained in a segregated bank account and the funds are set aside to be payable to Republic Note holders unless the Republic Notes are terminated or deemed abandoned or in the case of the liquidation of the Company.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering. Since our inception, we have relied substantially on two sources for our liquidity and capital resources. As of June 30, 2022, we had raised approximately $3.9 million from investors in consideration of future issuances to them of Republic Notes, and raised approximately $10.2 million from purchasers pursuant to subscription agreements for Republic Notes. As of June 30, 2022, we had $2.6 million in cash, $121,797 in prepaid expenses and other current assets, and $6.4 million in accounts payable to affiliates of which Republic Parent and its paying agent Republic Operations is owed $6.4 million. The majority of the balance in the accounts payable to affiliates are amounts owed to Republic Parent and certain of its affiliates to the Company, with respect to payroll, technology and other expenses paid by Republic Parent on behalf of Republic Core. Interest at either 2% or the shot-term applicable federal rate specific by the Internal Revenue Service shall be paid annually but at Republic Core's election can be deferred and added to the principal amount.

Capital Expenditures and Other Obligations

The Company intends to continue to invest in developing and enhancing new functionality on its platform.

Contractual Commitments

Under each of the Core Proceed Producing Client Contracts we have with our respective two Clients, our ongoing contractual commitments will be to provide the technical, operational, and backend operations for digital platform that the Clients use to conduct their regulated businesses. Under the Intercompany Agreement we have with Republic Parent, we will license from Republic Parent the intellectual property with which to maintain the digital platform and fulfill our commitments under the Core Proceed Producing Client Contracts.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

Republic Note LLC is filing this material Form C/A to update the Audited Financial Statements, which have been restated, as well as to update the target number of securities to be offered to 5,000,000, make various updates to the Risk Factors, the description of Republic Core LLC's treatment of pre-sale instrument holders and the description of the Republic Core LLC business. Finally, this material amendment is filed to update the Offering Deadline to March 28, 2023. The Form C filed by the Company on February 7, 2023 is hereby amended and superseded in all respects by this Form C/A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Compensatory Awards to Employees, Contractors and Vendors	$0	31,652,831.67	N/A	Open Issuance	Rule 701
Token Purchase Agreement	$3,862,000	38,758,888.00	Operating Expenses	2019-11-25	506(b)
Token Purchase Agreement	$0	1,500,000.00	N/A	2020-04-16	4(a)(2)
Token Purchase Agreement	$8,689,581	72,396,509	Operating Expenses	2020-07-16	506(c)
Token Purchase Agreement	$0	1,200,000.00	N/A	2021-07-01	4(a)(2)
Token Purchase Agreement	$115,000	1,179,666.67	Operating Expenses	2020-04-07 to 2020-12-08	4(a)(2)
Subscription Agreement	$2,600,000.04	21,666,667.67	Operating Expenses	2021-02-01 to 202-07-30	Rule 901 (Regulation S)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the Form C or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The issuer, Republic Core LLC, is a Delaware limited liability company whose Class A limited liability company membership interests are wholly owned by OpenDeal Inc. d/b/a Republic, which is a Delaware corporation. The following is a summary of transactions since the Company's formation in March 2019 to which we have been a party, in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock (including OpenDeal Inc.) had or will have a direct or indirect material interest, other than compensation arrangements.

Currently, the Company provides services to and receives compensation solely from its affiliates, Republic Crowd-Invest and Republic Private Capital. The Company has entered into service agreements with each of these Clients. The Company believes each of these agreements to be commercially reasonable and in the best interests of the Company. The Company has included the agreements as exhibits to the Form C in which this offering circular was filed.

Acquisition of SheWorx and RenGen Assets

The Company acquired SheWorx assets by tendering cash of $24,768 (including certain expenses). Additionally, the Company acquired assets of RenGen by tendering approximately $141,500 of Republic Parent Class C shares to the target. Collectively, these asset acquisitions are referred to as the "Asset Acquisitions". Republic Parent provided the capital for these Asset Acquisitions as capital contributions rather than loans, and therefore, they are not subject to interest or repayment.

Master Service Agreement with Republic Crowd-Invest

Republic Core provides Core Business Services to Republic Crowd-Invest pursuant to a written Master Service Agreement. Under that Master Service Agreement, Republic Core provides specified Accounting services, IT services (including Client's Customer Support; Data Collection and Analysis; Business Model Innovation; IT Application Support; IT Desktop and Network Support; IT Development; Web Maintenance; IT Mobile Application Support; Token Models - assisting in developing tokenomics; and Republic Note Programming), Other Services (Compliance Programming; Facilities Administration; Data Security Administration; Community Building; and Marketing with respect to Client's use of the Platform), and, at Client's request after fees are agreed to, additional special projects.

Under the Republic Crowd-Invest Master Service Agreement, Republic Crowd-Invest pays Republic Core the Fixed Quarterly Cash Fee, in the amount of $10,000. The Fixed Quarterly Cash Fee is subject to renegotiation with the Client on an annual basis. Additionally, Republic Core may pass certain expenses through to the Client, as well as charge additional fees for special projects and custom Fundraising Platforms support.

Under its Master Service Agreement, Republic Crowd-Invest must also pay Republic Core a Contingent Cash Fee,100% of the net cash proceeds Republic Crowd-Invest receives from the liquidation of securities, as and when they may be liquidated. Therefore, in a quarter in which securities held by Republic Crowd-Invest are liquidated, the Company would receive from Republic Crowd-Invest the quarterly cash fee of $10,000 and any applicable cash from the securities liquidation. The latter amount would be deemed Republic Core Proceeds upon receipt and added to the

Distributable Amount. The Master Service Agreement is for a fixed 1-year period but perpetually renews automatically unless terminated for cause.

In respect of the fees paid to Republic Core, the parties intend to deal with each other on an arm's length basis. The parties shall periodically review the rates of compensation for the services provided.

Master Service Agreement with Republic Private Capital

Republic Core provides Core Business Services to Republic Private Capital pursuant to a written Master Service Agreement. Under that Master Service Agreement, Republic Core provides specified Accounting services, IT services (including Client's Customer Support; Data Collection and Analysis; Business Model Innovation; IT Application Support; IT Desktop and Network Support; IT Development; Web Maintenance; IT Mobile Application Support; Token Models - assisting in developing tokenomics; and Republic Note Programming), Other Services (Compliance Programming; Facilities Administration; Data Security Administration; Community Building; and Marketing with respect to Client's use of the Platform), and, at Client's request after fees are agreed to, additional special projects.

Under the Republic Private Capital Master Service Agreement, Republic Private Capital pays Republic Core the Fixed Quarterly Cash Fee, in the amount of $10,000. The Fixed Quarterly Cash Fee is subject to renegotiation with the Client on an annual basis. Additionally, Republic Core may pass certain expenses through to the Client, as well as charge additional fees for special projects and custom Fundraising Platforms support. As of the date of this offering circular, members of the Republic Ecosystem that are not Clients will not be contributing revenue to Dividend Distributions made to Republic Note holders.

Under its Master Service Agreement, Republic Private Capital must also pay Republic Core a Contingent Cash Fee, 25% of the net cash proceeds Republic Private Capital receives from the liquidation of its carried interests, as and when they may be liquidated. Therefore, in a quarter in which carried interests held by Republic Private Capital are liquidated, the Company would receive from Republic Private Capital the quarterly cash fee of $10,000 and any applicable cash from the securities liquidation. The latter amount would be deemed Republic Core Proceeds upon receipt and added to the Distributable Amount. The Master Service Agreement is for a fixed 1-year period but perpetually renews automatically unless terminated for cause.

In the ordinary course of their operations, both Clients have the ability to revise or eliminate the receipt of securities or carried interest at or near the closing of the relevant fund or investment. For example, in the ordinary course of Republic Private Capital's business, certain large investors will be able to negotiate carried interest reductions. We do not believe there is a compelling business reason or economic interest for either Client to revise or eliminate the receipt of securities or carried interest outside the ordinary course of their operations. Nevertheless, each Client's ability to do so is outside the Company's control.

The definition of Republic Core Proceeds may only change if (i) we consider certain revenues or proceeds from new clients or existing clients to be Republic Core Proceeds, (ii) an existing Client cancels their Core Proceed Producing Client Contracts with us for cause or materially changes it in which case no future proceeds may be expected therefrom, or (iii) the definition of "Republic Core Proceeds" is changed pursuant to the terms of the Company's in force LLC Operating Agreement. Any decision to include revenues or proceeds from new clients or additional revenues from existing clients in Republic Core Proceeds would be made by Republic Parent in its capacity as the Managing Member of the Company.

In respect of the fees paid to Republic Core, the parties intend to deal with each other on an arm's length basis. The parties shall periodically review the rates of compensation for the services provided.

Intercompany Agreement between Republic Parent and Republic Core

Under the Amended and Restated Intercompany Agreement, in exchange for the Republic IP License Fee, Republic Core will receive from Republic Parent a semi-exclusive, worldwide, revocable, one-year, perpetually renewable license (referred to in this offering circulate as the Republic IP License) to operate the Site and to use the software and trade dress necessary to provide to Republic Crowd-Invest and Republic Private Capital the services Republic Core will provide to them under their respective Core Proceed Producing Client Contracts with Republic Core. The Intercompany Agreement perpetually renews automatically unless terminated for the reasons discussed below. The license is semi-exclusive to the extent that other affiliates in the Republic Ecosystem are licensed to use the Site, software and trade dress for their branding and operational purposes. Under the Intercompany Agreement, Republic Core will also be assigned the rights and liabilities under various employment, consultant, third-party vendor and

third-party license agreements (the "**Platform Assignments**"). Republic Core will also assume the Republic Note issuance obligations under rights previously issued by Republic Parent in connection with certain securities transactions it entered into, and certain compensatory awards it made to employees, contractors and vendors, between 2017 and March 2020. In exchange for assuming such issuance obligations, Republic Core will receive the License and the Platform Assignments at what the parties to the Intercompany Agreement acknowledge to be a substantially discounted rate. Republic Core also makes various covenants to operate the Site and use the software and trade dress in compliance with law, including the laws and regulations under which Republic Core's Clients operate, and operating standards previously achieved by Republic Parent, and the parties indemnify each other for certain respective acts or omissions that cause the other harm. Pursuant to the Intercompany Agreement with Republic Parent, Republic Core paid Republic Parent $2,000,000 upon the completion of the Regulation D, Rule 506(c) offering of Republic Notes. We will continue to provide towards the development of the Republic Note and the Republic Note Smart Contract and the preparation for and execution of the Offering. Further, pursuant to the Intercompany Agreement, Republic Core is obligated to reimburse Republic Parent for certain operational expenses borne by Republic Parent. If Republic Core obtained these services directly and not from Republic Parent, Republic Core would incur additional expenses for personnel and/or for third party services. These operational expenses include the salaries of our executives, our telecommunications equipment and the provision of certain financial services and are reimbursed to Republic Parent at market rates, without interest, markup or servicing fees. Such reimbursements currently equal approximately $200,000 per month, although we have not made any payments to Republic Parent due to offsetting debt obligations owed by Republic Parent to Republic Core. Republic Core and Republic Parent believe that the amount Republic Parent owes Republic Core, after netting out offsetting current and anticipated liabilities is approximately 6,400,000. We expect to continue to offset this debt obligation and to forgo payments to Republic Parent in the foreseeable future.

Proceeds to be used to make Dividend Distributions to Republic Note holders will not be used to pay the Republic IP License Fee (or any other Republic Core expenses or obligations, other than those to Republic Note holders). For that reason, Republic Core does not believe paying the Republic IP License Fee will have any impact on the distributions to Republic Note holders.

In addition, as part of the Intercompany Agreement, Republic Core subleases operating space, including specified desk space and access to and use of all common areas, from Republic Parent at a cost of $5,000 per month, which amount is subject to adjustment if Republic Core requires a greater or lesser amount of desk space. The sublease is subject to the conditions and restrictions in the lease agreement between the lessor and Republic Parent, and must be approved by the lessor.

Any adjustment to the Republic IP License Fee will be made at a renewal of the Intercompany Agreement, with reasonable notice provided by Republic Parent to Republic Core.

To the extent permitted by applicable law, either Republic Core or Republic Parent may terminate the Intercompany Agreement immediately upon written notice of termination to the other party if the other party goes into bankruptcy, or voluntary or involuntary dissolution, is declared insolvent, fails to pay its debts as they come due, makes an assignment for the benefit of creditors, becomes subject to proceedings under any bankruptcy or insolvency law, or suffers the appointment of a receiver or trustee over all or substantially all of its assets or properties. The Intercompany Agreement also may be terminated by written mutual agreement between the parties. Termination of the Intercompany Agreement for any reason whatsoever would extinguish all rights and obligations of the parties with respect to the Republic IP, except for those rights and obligations accrued prior to termination. Upon termination of the Intercompany Agreement for any reason whatsoever, Republic Core would be required to (a) discontinue the use of the Site, both front and back-end and (b) return to Republic Parent all Republic IP, documents and other materials which contain or embody any confidential information. Upon termination, Republic Core will reimburse Republic Parent a pro-rata portion of the licensing fee for the relevant quarter.

Each Master Services Agreement that Republic Core has entered into with each Client provides that the parties intend to adhere to the arm's length standards set forth in section 482 of the United States Internal Revenue Code and related regulations. Accordingly, the parties shall periodically review the services provided by Republic Core to review the rates of compensation for the services provided. If any changes to the rates are determined by the mutual agreement of the parties, they shall execute an appropriate amendment to the relevant Master Services Agreement. It should be acknowledged that the parties are ultimately under common control and therefore a good faith belief must be maintained as to the arm's length dealing between the parties.

Revolving Debt Facility with Republic Parent

As of January 1, 2020, Republic Core entered into a revolving debt facility with Republic Parent (the "**Intercompany Revolving Credit Agreement**"). The Intercompany Revolving Credit Agreement allows Republic Core to borrow from time to time from Republic Parent and Republic Parent to borrow from time to time from Republic Core, up to a maximum net amount outstanding at any time equal to $1,000,000. Republic Core must pay interest at a rate equal to: (i) 2.00%, for the period beginning on January 1, 2020 and ending on December 31, 2020, and (ii) the short term applicable federal rate promulgated by the U.S. Internal Revenue Service effective on the first day of the first month of each subsequent year that any indebtedness is outstanding. Interest accrues on the unpaid principal amount borrowed and is compounded annually (computed on the basis of a 365-day year for the actual number of days elapsed) until the entire principal amount and all accrued interest has been paid in full. All debt incurred under the agreement matures on January 1, 2024 unless Republic Core and Republic Parent agree to extend its term. An Amended and Restated Intercompany Revolving Credit Agreement was entered into on January 1, 2021 to increase the maximum amount at any time to $6,000,000. Republic Core believes that the borrowing terms under the agreement are more favorable to Republic Core than could be secured from a third party. On October 1, 2020, Republic Core borrowed $330,000 under the agreement to pay fees due pursuant to the NS Transaction; we repaid the full principal amount plus interest less than one week later.

Agreement Between Republic Parent and Algorand Cayman SEZC

In connection with an agreement (the "**Algorand Term Sheet**") between Republic Parent and Algorand Cayman SEZC ("**Algorand Cayman**"), upon qualification of the Form C in which this offering circular was filed, the Company expects to issue 700,000 Republic Notes to Algorand Cayman at a price of $0.12 per Republic Note. Thereafter, the Company expects to issue, over the next eleven months, approximately 700,000 Republic Notes per month to Algorand Cayman (i) at the prevailing market price for Republic Notes at the time of each issuance or (ii) if no prevailing market price can be determined, at a price of $0.12 per Republic Note. The actual number of Republic Notes issued to Algorand Cayman may vary each month, depending on the prevailing market price, if any, for Republic Notes at that time. The Company expects that all Republic Notes issued to Algorand Cayman will be issued pursuant to an exemption from registration pursuant to Regulation S under the Securities Act. Republic Parent also pledged to endeavor to issue Republic Notes on Algorand's blockchain to the extent legally and technically practical. In return, Algorand Cayman agreed to provide (i) technical advice to Republic Parent, its affiliates and its vendors in support of developing the Republic Note on the Algorand blockchain, (ii) marketing support and (iii) introductions to other projects using the Algorand blockchain. In return, Republic Parent became entitled to $1,000,000 worth of Algos which were issued to an affiliate of Republic Parent over the course of 2020. In return for such consideration in the form of Algos, Republic Parent issued Algorand Cayman a simple agreement for future equity (SAFE) with a face value of $1,000,000, with no valuation cap or discount (the "**Algo SAFE**"). The Algo SAFE was converted into preferred shares of Republic Parent in March of 2021 upon Republic Parent's first closing of its Series A equity financing. Neither Republic Parent nor Republic Core have any other responsibilities or duties under the Algorand Term Sheet. Because Republic Parent issued the Algo SAFE to Algorand Cayman and Republic Core has completed building the Republic Note on the Algorand blockchain, there are no other commitments or understandings remaining between the parties to the Algorand Term Sheet or any other Algorand affiliated entity, including the Algorand Foundation.

CONCURRENT REGULATION D OFFERING

The Company is concurrently conducting an offering pursuant to Rule 506(c) of Regulation D, whereby, subscribers who are verified accredited investors, will be able to purchase the Securities (the "**Concurrent Offering**"). The Concurrent Offering is selling the Securities at the same price as this Offering, with a minimum investment amount of $1,000, a maximum investment amount of $60,000, and a maximum offering amount of $600,000. The Concurrent Offering has no minimum offering amount or contingencies. Further information on the Concurrent Offering may be found in the Private Placement Memorandum associated with the Concurrent Offering and may be found at www.republic.com/note-2022-reg-d.

CONTEMPLATED REGULATION A+ OFFERING

The Company is pursuing the qualification of an offering, on Form 1-A, whereby users of the Site would earn an entitlement to Republic Notes by completing certain actions (each a "**Bounty**" and collectively the "**Bounty Offering**"). If and when qualified, the Bounty Offering would be for up to 30,000,000 Republic Notes, at a price of $0.12 each, to qualified purchasers who complete Bounties the Site, which activities we deem to be worth $0.12 each. The Bounties have been selected by the Company as demonstrating support for, engagement with and use of the

Republic Ecosystem, and will be specified on the Site, which is managed by the Company. A subscriber who completes any one (1) Bounty will be alerted on the Site that a Bounty has been completed. Upon the earlier of (i) the subscriber completing either fifty (50) or more Bounties or (ii) the end of the next most recent fiscal year, such subscriber will be informed that they have an available Republic Note purchase opportunity for the number of Republic Notes equivalent to the number of Bounties completed, subject to such person completing our subscription process, as described herein, prior to the completion of the Bounty Offering. If and when the bounty Offering is qualified, it would further dilute subscribers to this Offering and the Concurrent Offering.

The Company is "testing the waters" with respect to the offer and sale of Republic Notes under Regulation A of the Securities Act. The "testing the waters" process allows companies to determine whether there may be interest in an eventual offering of its securities to qualified purchasers under Regulation A. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited for an offering under Regulation A or any other Regulation at this time and, if sent, it will not be accepted the Company may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering may or may not be made under Regulation A. If and when the Company conducts an offering under Regulation A of the Act, it will do so only once (i) it has filed a Form 1-A with the Securities and Exchange Commission ("SEC"), (ii) the SEC has qualified such Form 1-A and (iii) investors have subscribed to the offering in the manner provided for in the Form 1-A. The information in the Form 1-A will be more complete than any test-the-waters materials and could differ in important ways. Prospective investors who are interested in participating in the Regulation A offering must read the Form 1-A filed with the SEC, when that Form 1-A becomes publicly available. No money or other consideration is being solicited at this time in connection with any potential Regulation A offering and, if tendered, will not be accepted. No offer to buy securities in a Regulation A offering can be accepted and no part of the purchase price can be received until a Form 1-A is qualified with the SEC. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date. Any indication of interest in the Company's offering involves no obligation or commitment of any kind.


TAX MATTERS


EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.


LEGAL MATTERS


Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.republic.com/note

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.


ADDITIONAL INFORMATION


The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-

informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jonathan Knipper
_____
(Signature)

Jonathan Knipper
_____
(Name)

Principle Executive Officer and Principle Accounting Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Kendrick Nguyen
_____
(Signature)

Kendrick Nguyen
_____
(Name)

CEO of OpenDeal Inc., the Manager of Republic Core LLC
_____
(Title)

March 20, 2023
_____

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements



INDEPENDENT AUDITOR'S REPORT

September 1, 2022

To: Board of Managers, REPUBLIC CORE LLC
Re: 2021-2020 Financial Statement Audit

Opinion

We have audited the accompanying consolidated financial statements of REPUBLIC CORE LLC (a limited liability company) (the "Company"), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of income, retained earnings, and cash flows for the calendar years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the calendar years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about 's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of 's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about 's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

September 1, 2022

REPUBLIC CORE LLC
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and 2020
See Accountant's Audit Report and Accompanying Notes to the Consolidated Financial Statements

	2021	2020
ASSETS		
Current Assets		
Cash and cash equivalents	$ 3,753,009	$ 3,486,798
Receivable from affiliates	-	3,124,310
Accounts receivable	309,104	13,236
Other current assets	118,543	224,183
Total current assets	4,180,656	6,848,527
Goodwill	8,501,792	144,000
Acquired intangibles (See **Note 7**)	167,568	166,267
Fixed assets	515,907	0
Total Assets	$ 13,365,923	$ 7,158,794
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts payable	$ 162,542	$ 316,937
Deferred revenue	175,000	
Accounts payable to affiliates, net	6,323,240	-
Republic Note (pre-sale) (see Notes 8, 9)	22,747,387	
Total Current Liabilities	29,408,169	316,937
Republic Note (pre-sale) (see Notes 8,9)	0	18,502,855
MEMBER'S EQUITY		
Accumulated Deficit	(16,042,246)	(11,660,998)
Total Member's Equity	(16,042,246)	(11,660,998)
Total Liabilities and Member's Equity	$ 13,365,923	$ 7,158,794

REPUBLIC CORE LLC
CONSOLIDATED STATEMENT OF OPERATIONS
For calendar year period ended December 31, 2021 and 2020
See Accountant's Audit Report and Accompanying Notes to the Consolidated Financial Statements

	2021	2020
Revenues (See **Note 4**)		
Service income	$ 80,000	$ 80,000
Service Income Contingent Fees	636,746	8,375
Tech Services	869,976	0
Other Revenue	43,131	21,145
Total revenues	1,629,853	109,520
Operating expenses		
General and administrative	2,728,851	1,608,138
License Fee (See **Note 11**)	3,046,260	10,051,625
Sales and marketing	235,990	256,356
Total operating expenses	6,011,101	11,916,146
Net Operating Income (Loss)	(4,381,248)	(11,806,626)
Other income (expense)	–	136,546
Tax (Provision) Benefit (See **Note 5**)	–	–
Net Income (Loss)	$(4,381,248)	$(11,670,080)
Net Income (Loss) attributable to Class A and Class B shares (See **Note 2**)		
Net Income (Loss) attributable to Class A share	(5,017,994)	(11,678,455)
Net Income (Loss) attributable to Class B shares	636,746	8,375

REPUBLIC CORE LLC
CONSOLIDATED STATEMENT OF MEMBER'S EQUITY
For calendar year period ended December 31, 2021 and December 31, 2020
See Accountant's Audit Report and Accompanying Notes to the Consolidated Financial Statements

	Accumulated Deficit	Total Member's Capital
Balance as of December 31, 2020	$ (11,660,998)	$(11,660,998)
Net Income (Loss)	(4,381,248)	(4,381,248)
Balance as of December 31, 2021	$ (16,042,246)	$(16,042,246)

		Accumulated Deficit	Total Member's Equity
Balance as of December 31, 2019	$	$ 9,082	$ 9,082
Net Income (Loss)		(11,670,080)	(11,670,080)
Balance as of December 31, 2020		$ (11,660,998)	$ (11,660,998)

REPUBLIC CORE LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
For calendar year period ended December 31, 2021 and 2020
See Accountant's Audit Report and Accompanying Notes to the Consolidated Financial Statements

	2021	2020
Operating Activities		
Net Income (Loss)	$(4,381,248)	$(11,670,080)
Adjustments to reconcile net loss to net cash used:		
Republic Notes issues in lieu of cash payment (see **Note 10**)	514,600	8,001,652
Changes in operating assets and liabilities:		
(Increase) Decrease in other current assets	105,640	(224,183)
(Increase) Decrease in receivables	(295,868)	–
Increase (Decrease) in accounts payable	(154,395)	315,049
Increase (Decrease) in deferred revenue	175,000	–
Net cash used in operating activities	(4.036.271)	(3,577,562)
Investing Activities		
Cash paid for acquisitions	(4,875,000)	–
Short-term lending to affiliates	5,447,550	(3,137,546)
Net cash used in investing activities	572,550	(3,137,546)
Financing Activities		
Capital contributions	–	(166,267)
Proceeds from Republic Note presales, net of costs	3,729,932	10,182,286
Net change in cash from financing activities	3,729,932	10,016,019
Net change in cash and cash equivalents	**266,211**	**3,300,911**
Cash and cash equivalents at beginning of period	3,486,798	185,887
Cash and cash equivalents at end of period	$ 3,753,009	$ 3,486,798
Supplemental Information:		
Interest paid	$ 0	$ 0
Income taxes paid	$ 0	0

NOTE 1 – NATURE OF OPERATIONS

Republic Core LLC (the "Company," "Republic Core," "we," "us," or "our") is a technology company that provides strategic technology and other business services to other clients. The Company, together with OpenDeal Inc. dba Republic ("Republic Parent") and its affiliates, is a multi-faceted technical and advisory business focused on capital markets ("Republic Ecosystem"). We provide back-end and front-end technical and logistics support for financial service providers like funding portals, broker dealers, and investment advisors. Specifically, the Company receives service fees for the rendering of its technology services.

The Company was formed on March 8, 2019 in the State of Delaware as Republic Block LLC. On April 1, 2020, Republic Block LLC amended its Certificate of Formation and thereby changed its name to Republic Core LLC.

Since inception, the Company has relied on financing from Republic Parent. As of December 31, 2021, the Company had minimal revenues and earnings. This raises substantial concern about the Company's ability to continue as a going concern (see Note 9). During the next 12 months, the Company intends to fund its operations with the proceeds of private placements and a Regulation CF offering of its digital asset (referred to as "Republic Notes"), a non-membership interest with rights to Company dividends from certain Company proceeds (see Notes 7 and 11) under Regulation A and Regulation D of the Securities Act of 1933 and, if available, funds from revenue-producing activities. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – RESTATEMENT

In 2018, Republic Parent offered SAFE-STs to investors, which provided the right to receive Republic Notes in the future if the holder of each SAFE-ST elected for any percentage of the SAFE-ST to be allocated to Republic Notes and not to future equity of Republic Parent. See Republic Notes (see Notes 8 and 11). Each SAFE-ST indicated that the issuer of the Republic Notes would be decided in the future and included a provision that allowed Republic Parent to issue Republic Note through a wholly-owned subsidiary.

On January 1, 2020, Republic Parent assigned the obligation to deliver Republic Notes to the Company through an Intercompany Agreement (see Note 8). The Intercompany Agreement provided that the dividends rights associated with each Republic Note would be linked to the services agreements the Company executed with its affiliates, Republic Crowd-Invest and Republic Private Capital.

Between the first quarter of 2020 through the third quarter of 2021, the Company offered further pre-sale rights to Republic Notes.

Between June 15, 2021, and August 12, 2021, the Company further clarified that the Republic Notes would be special non-voting membership interests "Class B" as defined by a proposed amended and restated limited liability company operating agreement. Based on this fact, the Company recorded the membership interests as equity.

The Company executed the second amended and restated limited liability company operating agreement as of January 1, 2023, and through this agreement made clear that no party entitled to Republic Notes is currently a member of the Company and could not be unless and until a joinder agreement is signed by the Company and that party. If any party holding a pre-sale instrument refuses to sign the joinder agreement to become a member of the Company and therefore become Republic Note holder, Republic Parent agreed to indemnify the Company for the payment of any rescission to such party. Based on the ability of the parties holding pre-sale instruments to have their initial investment returned if they do not agree to sign a joinder agreement, the Company made the decision that the pre-sale instruments issued prior to January 1, 2023 should be classified as liabilities.

Upon consideration of the changes to the treatment of entitlements to Republic Notes and the size of the liability related to the potential of the return of the investments to the original investors, the Company has determined that the historical consolidated financial statements for the year ended December 31, 2021 and 2020 should have reflected these instruments as liabilities and the Company has restated certain financial information included on the Balance

Sheets for the years ended December 31, 2021 and 2020. There was no impact from this restatement on the Statement of Operations.

With the expected conversion of the pre-sale instruments to Class B membership interests, the Company added a disclosure to distinguish the net income (loss) for the voting Class A membership interests versus the Class B membership interests based on the joinder agreement that each pre-sale instrument holder will sign in order to receive Republic Notes. The income that is attributed to Class B membership interests consists of the revenue earned from Contingent Cash Fees (see Notes 4 and 8).

The information in the following table shows the effect of the restatement on each of the affected financial statement line items:

| | December 31 | | |
	As Previously Reported 2021	Increase (Decrease)	Restated 2021
CONSOLIDATED BALANCE SHEETS			
Liabilities			
Republic Note (pre-sale)	0	$ 22,747,387	$22,747,387
Member's Equity	$22,747,387	(22,747,387)	0

	As Previously Reported 2020	Increase (Decrease)	Restated 2020
CONSOLIDATED BALANCE SHEETS			
Liabilities for			
Republic Note (pre-sale)	0	$ 18,502,855	$18,502,855
Member's Equity	$18,502,855	(18,502,855)	0

The Company has adopted an internal policy for assessing materiality. This policy includes specific guidance for determining materiality for interim periods and takes into consideration the extreme intermittence of the Company's business. Based on this policy, the Company shall consider an item to be material if the magnitude of such an omission or misstatement of accounting information, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on such information would have been changed or influenced by the omission or misstatement. As an initial step in assessing materiality, the Company considers its quantitative threshold to be 5% of net income for the current annual period when measuring fiscal year-end financial statements and 5% of net income for the latest 12-month period when measuring interim financial statements. This initial rule of thumb shall be augmented with a qualitative analysis performed under the guidelines of SAB 99, as detailed in the Company's materiality policy memorandum, to ensure that qualitatively material misstatements are not dismissed simply because they are quantitatively small.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying financial statements are intended to include all the information and notes required by GAAP for complete financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Republic Core LLC and two wholly owned subsidiaries of Republic Core LLC: Republic Investment Services LLC (f/k/a NextSeed Services LLC) and NextSeed

Technologies LLC. All significant intercompany accounts and transactions have been eliminated in consolidation (see Note 3, Goodwill and Note 11).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2021, the Company is operating as a going concern. See Note 1 and Note 10 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

The Company separates proceeds from the receipt of cash the Company earns from Republic Private Capital and Republic Crowd-Invest ("Republic Core Proceeds") and 20% of the residual of any remaining assets (as further explained below) in the event the Company is liquidated (see Note 7). The funds are maintained in a segregated account at a financial institution and the funds are set aside to be payable to Republic Note holders unless the Republic Notes (see Note 11) are terminated or deemed abandoned or in the case of the liquidation of the Company.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021, the Company had an allowance on our accounts receivables of $0.3 million due primarily to third party revenues earned through technical services agreements.

Goodwill and Intangible Assets

As of January 1, 2020, the Company adopted Accounting Standards Update (ASU) 2014-02, Intangibles – Goodwill and Other: Accounting for Goodwill.

During 2021, the Company acquired 100% of the membership interests of NextSeed Technologies, LLC ("NS Tech") (see Note 11) and the option to purchase NextSeed Securities LLC for $4,875,000 in cash and $4,000,000 in the issuance of a SAFE by OpenDeal Inc., the parent company and sole voting equity holder of Republic Core LLC. As part of the transaction, OpenDeal Inc. acquired 650,000 shares of common stock of Brassica Technologies, Inc. for a purchase price of $1,125,000. Goodwill represents costs in excess of purchase price over the fair value of the assets of businesses acquired, including other identifiable intangible assets. As part of the transaction, the Company recorded $516,000 of fixed assets, $1,300 of identifiable intangible assets and $8,358,000 of goodwill.

In 2020, the Company acquired 100% of the membership interests of NextSeed Services LLC (see Note 11) in exchange for 1,200,000 Republic Notes at a stated and accepted value of $144,000. Goodwill represents costs in excess of purchase price over the fair value of the assets of businesses acquired, including other identifiable intangible assets. The Company recorded $144,000 of goodwill related to this acquisition.

Indefinite-lived intangible assets, or intangible assets that do not have an estimable useful life, are not amortized, but rather tested for impairment. The Company reviews the carrying value of goodwill for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition and other economic factors.

As of December 31, 2021, the carrying value of the Company's goodwill was not considered impaired.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

The Company has made an election under 26 CFT 301.7701-3 to change its default classification election to be taxable as a corporation for US federal income tax purposes.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 985-20"). ASC 985-20 requires that software development costs be charged to research and development expenses until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity upon the completion of an offering or to expense if the offering is not completed.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, which requires organizations that lease assets, referred to as "lessees", to recognize a right-of-use asset and lease liability for nearly all of their leases (other than leases that meet the definition of a short-term lease). The value of the asset and liability will be based on the present value of lease payments. The amendment also requires certain disclosures, including significant judgements made by management. The accounting changes are effective for fiscal periods beginning after December 15, 2018, and for nonpublic entities the changes will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company adopted this guidance on January 1, 2020, and based on its evaluation, the adoption did not have a material impact to on Company's financial statements as the Company does not have lease arrangements that extend beyond twelve months.

In June 2016, FASB issued ASU No. 2016-03 – Financial Instruments-Credit Losses (Topic 326), which introduces a new accounting model, referred to as the current expected credit losses (CECL) model, for estimating credit losses on certain financial instruments and expands the disclosure requirements for estimating such credit losses. Under the new model, an entity is required to estimate the credit losses expected over the life of an exposure (or pool of exposures).

The Company adopted this guidance on January 1, 2020, and based on its evaluation, the adoption did not have a material impact on the Company's financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 4 – REVENUE RECOGNITION

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606 "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. Additionally, under FASB ASC 606-10-25-1, the Company will assess the probability we can collect substantially all of the consideration to which we will be entitled.

The Company has classified its revenue into four categories: service income, service income contingent fees, tech services and other revenue.

Service Income

As of January 1, 2020, the Company entered into services agreements with two subsidiaries of Republic Parent: Republic Maximal LLC and OpenDeal Portal LLC. Under the services agreements, the clients agree to pay $10,000 each quarter starting on the effective date. As a result of signed services agreements with Republic Maximal LLC and OpenDeal Portal LLC, the Company earned an aggregate $80,000 service income during the twelve months ended December 31, 2021 and December 31, 2020. On June 1, 2022, Republic Core entered into a Master Service Agreement with another wholly-owned subsidiary of Republic Parent, Republic Deal Room Holdings LLC ("Republic Deal Room"), which was amended on August 1, 2022. Republic Core will provide certain technological services and support to Republic Deal Room in exchange for $10,000 per quarter, $1,500 for every utilized escrow account facilitated by Republic Core in coordination with its escrow vendor and other cash outlays and expenditures as adjusted and incurred from time to time. Under the service agreements, the Company provides technological services and support on a monthly basis at a fixed price per quarter to Republic Maximal LLC, OpenDeal Portal LLC and Republic Deal Room LLC. Cash received is nonrefundable upon receipt. See Note 12.

Service Income Contingent Fees (Contingent Cash Fees)

As of January 1, 2020, the Company entered into service agreements with Republic Crowd-Invest and Republic Private Capital. Republic Crowd-Invest operates a funding portal for third-party issuers to issue securities under Regulation CF. Republic Crowd-Invest earns a cash commission and, generally, a two percent (2%) securities commission. In exchange for utilization of the Company's technology platform, Republic Crowd Invest agreed to pay 100 percent of the cash proceeds realized from sales of securities in its securities portfolio to the Company. Republic Private Capital operates an investment advisory business and earns a carried interest owing to its advisory and fundraising services. In exchange for utilization of the Company's technology platform, Republic Private Capital agreed to pay 25 percent of the carried interest it receives in connection with its securities portfolio to the Company. The Company records the revenue for these services contracts when carried interest held by clients become obliged to be paid to the Company for services rendered. An agreement was signed in January of 20202 and technology services activity began in 2020 (see Note 10). Revenue was not recognized until Technology services activity began. As the revenue is variable and cannot be determined prior to an event where either Republic Crowd-Invest or Republic Private Capital receives either cash from proceeds realized from the sales of securities or from receipt of carried interest, no revenue is recognized by the Company until one of these two events occur. Revenue is not recognized until Technology services activity began and an agreement was signed in January 2020 (see Note 11). As the amount to be received by the Company is generated from services provided to early-stage companies and the revenue to be received cannot be estimated with confidence, the Company has concluded that the revenue to be received for utilization of the Company's technology platform cannot be determined at the inception of the contract. Therefore, the Company records variable revenue at the time of an event where either Republic Crowd-Invest or Republic Private Capital receives cash either from proceeds realized from the sales of securities or from receipt of cash from carried interest. Cash received is nonrefundable upon receipt.

Tech Services

The Company provides hosting, technical and operational services and support on the Company's platform to non-affiliated customers which includes financial service providers, funding portals, and investments advisors. Revenue is recognized when campaigns have either closed or withdrawn. The Company provides tech services on a fixed fee basis and fees are non-refundable and are payable in cash. As of December 31, 2021, the Company had deferred revenue related to three Tech Services agreements totaling $175,000. The revenue related to these three agreements will be recognized in the first six months of 2022. Revenue during the twelve months ended December 31, 2021 was recognized from six contracts from companies raising on the Company's platform.

Other Revenues

Other revenues consist of revenue earned by event hosting for which revenue is recorded when event admissions become non-refundable and upon the completion of the event. Other revenues also consist of revenues earned from services provided by NextSeed Services, a wholly-owned subsidiary, for the facilitation of certain payments to third parties. Revenue is recognized upon the receipt of these payments from third-parties. Neither of these two revenue streams are considered material to the Company.

NOTE 5 – INCOME TAX PROVISION

The Company has made an election to be taxed as a corporation for US federal income tax purposes.

As the Company has limited operating history, its ability to utilize any deferred tax assets from its net operating losses is uncertain. Therefore, the Company has reserved a valuation allowance against all deferred tax assets as of December 31, 2021.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has entered into certain multi-year service agreements, none of which are considered material to our financial position.

Litigation

The Company is involved in various claims and legal proceedings which have arisen in the ordinary course of its business. Although it is difficult to predict the ultimate outcome of these claims and legal proceedings, management believes the ultimate disposition of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company. No material amount of loss in excess of recorded amounts is believed to be reasonably possible as a result of these claims and legal proceedings.

Please see Note 12 Subsequent Events, for disclosure regarding pending or threatening litigation regarding the Company's affiliates who are clients.

NOTE 7 – ACQUISITIONS

Acquisition of NextSeed Technologies LLC ("NS Tech")

During 2021, the Company acquired 100% of the membership interests of NS Tech (see Note 3) and the option to purchase NextSeed Securities LLC for $4,875,000 in cash and $4,000,000 in the issuance of a SAFE by Republic Parent. As part of the transaction, Republic Parent acquired 650,000 shares of common stock of Brassica Technologies, Inc. for a purchase price of $1,125,000. Goodwill represents costs in excess of purchase price over the fair value of the assets of businesses acquired, including other identifiable intangible assets. As part of the transaction, the Company recorded $516,000 of fixed assets, $1,300 of identifiable intangible assets and $8,358,000 of goodwill. NS Tech has technological and operational capabilities that allowed it to provide technological and operational support to host secondaries other services related to securities offerings hosted by registered intermediaries; Republic Core currently does not have equivalent capabilities. On January 31, 2023, NS Tech, in association with an orderly winddown, assigned all of its assets to its sole member, Republic Core LLC, and then dissolved via the filing of a certificate of cancellation with the State of Delaware.

Acquisition of NextSeed Services LLC

On October 1, 2020, in a series of agreements between Republic Parent, Republic Core, The Next Seed, Inc. ("NextSeed"), and other subsidiaries of NextSeed, Republic Parent acquired certain intellectual property, licensure rights and goodwill related to NextSeed. Republic Core received 100% of the equity interest in NextSeed Services LLC ("NS Services") in exchange for the right to 1,200,000 Republic Notes (the "NextSeed Transaction"). NS Services has technological and operational capabilities that allowed it to provide technological and operational support to debt repayment, revenue sharing and other services related to securities offerings hosted by registered intermediaries; Republic Core currently does not have equivalent capabilities. As part of the NextSeed Technologies LLC, Republic Core entered into an agreement with NextSeed to extend continue payments under the NextSeed Transaction Services Agreement on a month to month basis for the operation and maintenance of NS Services. See Note 11.

The collection of indefinite lived intangible assets acquired in the Asset Acquisitions and goodwill have been recorded at the cost associated with the acquisition, including transaction costs. The Company tests the carrying value of these indefinite lived intangible assets and goodwill for impairment on a regular basis as discussed above in Note 3.

NOTE 8 – REPUBLIC NOTE HOLDER RIGHTS

Holders of Republic Notes that will be issued (see Note 12) will not have any of the benefits traditionally associated with holders of equity. The only right associated with Republic Notes is the right to receive dividends from proceeds the Company earns from the receipt of cash from Republic Private Capital and Republic Crowd-Invest ("Republic Core Proceeds") and 20% of the residual of any remaining assets (as further explained below) in the event the Company is liquidated. The holders of Republic Notes do not have voting rights in the Company so the Company views the instruments akin to preferred equity interests and the Company has no obligation to make payments on the Republic Note principal if Republic Core Proceeds do not materialize in the Company. In addition, in the event of a liquidation of the Company, Republic Parent will receive 100% of the Company's intellectual property assets, 100% of any fixed quarterly payments paid or due to the Company and 80% of any residual assets of the Company.

For accounting purposes, the Company has recorded the proceeds of Republic Note sales as a preferred membership interests as there are no promises to pay holders of the Republic Note if certain revenues and ultimately profits do not materialize in the Company. There are significant limitations on the obligations of the Company to pay dividends to the holders of Republic Notes, and dividends may never be paid.

In July of 2021, the Company repurchased the rights to 4,166,166.66 Republic Notes from the holder of a SAFE-ST for an aggregate consideration of $1,000,000, this reduced the amount of Republic Notes reflected in member's equity to decrease by $500,000, the original investment amount committed to Republic Notes in connection with that SAFE-ST.

As of January 1, 2022, Republic Parent agreed to indemnify Republic Core for all liability in connection with acceptance of the Company's rescission offer by any person who subscribed for Republic Notes or purchased any instrument sold by Republic Parent or the Company that entitled such person to receive Republic Notes, whether they be SAFE-ST holder, TPA holder or Subscription Agreement (collectively the "**Prior Investment Agreements**") holders who provided cash or cash equivalent consideration for their entitlement to Republic Notes (the "**Prior Investors**"); Republic Parent and the Company believe this presents a maximum exposure of $24,674,510.62 to Republic Parent, assuming no interest is paid or fees are incurred in providing such rescission. Republic Parent's indemnification of the Company applies to any obligation to deliver Republic Notes by Republic Core to the Prior Investors, such rights transferable in association with the transfer of the entitlements of the Prior Investors and expiring upon the cancellation, termination or fulfillment of the Prior Investment Agreements.

NOTE 9 – PRIVATE TOKEN OFFERING

In November 2019, the Company began selling rights to the Republic Notes to accredited investors pursuant to a Token Purchase Agreement under Rule 506(b) of Regulation D and Section 4(a)(2) under the Securities Act of 1933 (the "Private Token Offering").

As of December 31, 2020 and December 31, 2021, the Company has received $10,357,203 and $3,729,932, respectively, in proceeds from the Private Token Offering. As the Private Token Offering entitles participants the right to receive Republic Notes, the Company recorded these pre-sale proceeds as members' equity (as the Company will do with the actual issuance of Republic Notes as discussed in Note 8).

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation on March 8, 2019 and has limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 12) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company has received capital contributions of cash and securities from Republic Parent and has also provided loans to Republic Parent with proceeds from note sales.

Each of the Company's Clients refer business to the other Clients and may refer business or share fees, as permissible, with other members of the Republic Ecosystem. For example, Republic Advisory Services takes fees from clients who may later work with Republic Crowd-Invest, Capital R, Republic Private-Invest or Republic Deal Room.

Services Agreements

As of January 1, 2020, the Company entered into services agreements with Republic Maximal LLC and OpenDeal Portal LLC. Under the services agreements, the clients agree to pay $10,000 each quarter starting on the effective date. As a result of signed services agreements with Republic Maximal LLC and OpenDeal Portal LLC, the Company earned an aggregate $80,000 service income during the twelve months ended December 31, 2021 and December 31, 2020. In exchange for technology services, the clients agree to remit, in full satisfaction of amounts owed under the services agreement, the following amounts:

- OpenDeal Portal LLC is to pay 100 percent of the cash proceeds realized from sales of securities in its securities portfolio. Republic Crowd-Invest operates a funding portal for third-party issuers to issue securities under Regulation CF. Republic Crowd-Invest earns a cash commission and, generally, a two percent (2%) securities commission.

- Republic Maximal LLC is to pay 25 percent of the carried interest it receives in connection with its securities portfolio. Republic Private Capital operates an investment advisory business and earns a carried interest owing to its advisory and fundraising services.

As of January 1, 2020, the Company entered into a strategic license with Republic Parent. Specifically, Republic Parent will agree to (i) provide the Company a license to (A) licensed trademarks and trade dress associated with the operations of the clients and (B) software which is necessary for the operations of such Client's operations, including a codebase and (ii) transfer, assign and contribute to the Company certain assets, including employee and service agreements that support the operations of the Company. The license agreement is a semi-exclusive, worldwide, revocable one year license which will require Republic Core to make necessary payments to Republic Parent of $12,500 quarterly and to meet other terms and conditions of the license agreement (the "IP License Fee"). In addition, at the conclusion of the offering of Republic Notes solely to accredited investors during the year ended December 31, 2020, the Company paid Parent $2,000,000 as consideration for the services and support it has provided. As part of this services agreement, the Company has agreed to fulfill certain simple agreements for future equity and securities tokens ("SAFE-ST") agreements previously issued by Republic Parent and certain compensatory awards to employees, contractors and vendors, with respect to issuance of Republic Notes. This was done as the monies contributed by SAFE-ST investors with respect to their Republic Note were largely for the development of the Republic intellectual property, including but not limited to the Site, the various trademarks and the computer code which maintains the Site, owned by Republic Parent, that the Company has the right to use under the strategic license with Republic Parent. Each SAFE-ST specifically contemplated the possibility of an affiliate of Republic Parent developing the smart contract and taking the necessary steps to secure the economic rights encapsulated by the Republic Note and ultimately issuing Republic Notes and therefore the intent of the contract is being fulfilled. As of December 31, 2022, the Company is obligated to issue $7,214,881 of Republic Notes (generally, at a price of $0.06 per Republic Note) under this agreement. An Amended and Restated Licensing and Asset Transfer Agreement was entered into on January 1, 2021 allowing for reimbursement of operating expenses (taking into account certain SAFE-STs which were cancelled or repurchased). For the years ended December 31, 2021 and 2020, respectively, the Company incurred $3,046,260 and $10,051,652 of license fees which are reported as "License Fees" on the consolidated statements of operations. During 2020, the Company paid $2,000,000 in cash and issued $8,051,652 of Republic Notes in lieu of a cash payment, such Republic Notes were issued to fulfill certain SAFE-STs and other

obligations incurred by Republic Parent, and $50,000 of such was in lieu of the quarterly IP License Fee. The license agreement was further amended as of January 1, 2022 to account for certain adjustments to Republic Parent's intellectual property and to account for changes in staffing. All amounts loaned to Republic Parent are subject to the terms of the Amended & Restated Intercompany Revolving Credit Agreement (as defined below).

Pursuant to the services agreement, as of December 31, 2021 Republic Crowd-Invest liquidated $25,491 in securities, of which all of this amount was paid to the Company and reflected in the financial statements and Republic Private Capital liquidated $2,507,580 of securities of which $626,870, or 25%, was paid to the Company. Upon qualification of the Reg A+ offering with the SEC, the Company could issue up to 30,000,000 of Republic Notes which based on a value as of December 31, 2021 would result in additional license fees totaling $3,600,000.

The Company also subleases office space from Republic Parent.

Intercompany Revolving Credit Facility

As of January 1, 2020, the Company entered into a revolving debt facility with its Parent (the "Intercompany Revolving Credit Agreement"). The Intercompany Revolving Credit Agreement allows the Company to borrow from time to time from Republic Parent and Republic Parent from the Company, up to a maximum amount outstanding at any time equal to $1,000,000. The Company (or Republic Parent, as applicable) must pay interest at a rate equal to: (i) 2.00%, for the period beginning on January 1, 2020 and ending on December 31, 2020, and (ii) the short term applicable federal rate promulgated by the U.S. Internal Revenue Service effective on the first day of the first month of each subsequent year that any indebtedness is outstanding. Interest accrues on the unpaid principal amount borrowed and is compounded annually (computed on the basis of a 365-day year for the actual number of days elapsed) until the entire principal amount and all accrued interest has been paid in full. All debt incurred under the agreement matures on All debt incurred under the agreement matures on January 1, 2024 unless the Company and its Parent agree to extend its term. On December 28, 2020, the Company and Republic Parent increased the Intercompany Revolving Credit Agreement to $6,000,000. As of December 31, 2021 and December 31, 2020, Parent owed the Company $2,960,470 and $3,124,310, respectively, under the Intercompany Revolving Credit Agreement.

An Amended and Restated Intercompany Revolving Credit Agreement was entered into on January 1, 2021 and allows the Company to borrow from time to time from Republic Parent and Republic Parent from the Company, up to a maximum amount outstanding at any time equal to $6,000,000. The Company (or Republic Parent, as applicable) must pay interest at a rate equal to: (i) 2.00%, for the period beginning on January 1, 2020 and ending on December 31, 2022, and (ii) the short term applicable federal rate promulgated by the U.S. Internal Revenue Service effective on the first day of the first month of each subsequent year that any indebtedness is outstanding. On January 1, 2022, we further amended the Intercompany Revolving Credit Agreement to increase the maximum amount at any time to $10,000,000. On January 1, 2023, we further amended the Intercompany Revolving Agreement to extend the maturity to January 1, 2024.

Acquisition of NextSeed Services LLC

On October 1, 2020, in a series of agreements between Republic Parent, Republic Core, The Next Seed, Inc. ("NextSeed"), and other subsidiaries of NextSeed, Republic Parent acquired certain intellectual property, licensure rights and goodwill related to NextSeed and Republic Core received 100% of the equity interest in Republic Investment Services LLC (F/K/A NextSeed Services LLC) ("NS Services") in exchange for the right to 1,200,000 Republic Notes (the "NextSeed Transaction"). NS Services has technological and operational capabilities that allow it to provide technological and operational support to debt repayment, revenue sharing and other services related to securities offerings hosted by registered intermediaries; Republic Core currently does not have equivalent capabilities. As part of the NextSeed Transaction, Republic Core was obligated to pay NextSeed $330,000 for certain transition services (the "NextSeed Transition Services Agreement") provided until December 31, 2020 and Republic Core paid NextSeed an additional $330,000 to extend the term of the NextSeed Transition Services Agreement for an additional three months, of which $150,000 was paid by December 31, 2020.

Acquisition of NextSeed Technologies, LLC

On September 1, 2021, in a series of agreements between Republic Parent, Republic Core, The Next Seed, Inc. ("NextSeed"), and other subsidiaries of NextSeed, Republic Parent acquired NS Tech. See Notes 3 and 11.

As these transactions are among related parties, there is no guarantee that they are recorded at arm's length.

NOTE 12 – SUBSEQUENT EVENTS

Assignment to Fulfill Obligations Under Existing SAFE-STs

In a series of separate actions during 2022 and previous years, Republic Parent assigned to Republic Core the obligation to fulfill the Republic Note delivery obligation of certain SAFE-STs previously issued by Republic Parent. This was done as the monies contributed by SAFE-ST investors with respect to their Republic Note allocations (as then contemplated by each SAFE-ST) were largely for the development of the intellectual property that the Company uses today. Each SAFE-ST specifically contemplated the possibility of an affiliate of Republic Parent developing and issuing what has become Republic Notes and therefore the intent of the contract is being fulfilled. The requirement to fulfill these obligations reduces Republic Core's ability to sell the Republic Notes for cash or other valuable consideration that can be used to fund operations. The Company must still issue 116,081,850.01 Republic Notes to satisfy the SAFE-STs.

Repurchase of Entitlements to Certain Republic Notes

In July of 2021 the Company repurchased the rights to 4,166,166.66 Republic Notes from the holder of a SAFE-ST for an aggregate consideration of $1,000,000. The SAFE-ST Repurchase and Cancellation Agreement was by and between the Company, Republic Parent and Yaobo Capital Company Limited ("Yaobo"). In exchange for the Company providing Yaobo $1,000,000, Yaobo waived all claims against the Company and Republic Parent as well as all rights with respect to the SAFE-ST, which it had purchased for $250,000 and had a 50% discount with respect to the future right to Republic Notes (that being whatever the price of Republic Notes at the first public sale, Yaobo would receive them at a 50% discount).

Anticipated Regulation A Offering

The Company plans to offer up to approximately 30,000,000 Republic Notes in a public offering under Regulation A of the Securities Act of 1933 (the "Offering"). The Offering is contingent upon approval by the US Securities and Exchange Commission. The Offering of these Republic Notes are intended to be allocated accordingly:

- Offering: up to 30,000,000 Republic Notes, at a deemed price of $0.12 each, to qualified purchasers who engage in specified activities on the Republic Ecosystem.

<u>*Calculation of Distributable Amounts and Dividend Distributions*</u>

Republic Core will periodically, and at least twice in any twelve-month period (on June 30 and December 31), calculate the Distributable Amount. The Distributable Amount is the total amount of Republic Core Proceeds received by Republic Core less any Republic Core Proceeds already distributed to holders of Republic Notes. Republic Core Proceeds are the sum of all Contingent Cash Fees made pursuant to the Core Proceeds Producing Client Contracts by Clients to Republic Core. Each holder of a Republic Note outstanding at the time of any Dividend Distribution will be entitled to the same pro rata amount of that Dividend Distribution.

Republic Core will make its first calculation of the Distributable Amount on June 30, 2022. The calculation will include all Republic Core Proceeds all proceeds received by Republic Core since the last Dividend Distribution was made (not including any amounts already distributed). The Distributable Amount is calculated by summing all of the Contingent Cash Fees received from Clients who are parties to Core Proceeds Producing Client Contracts. The right to receive a portion of Republic Core Proceeds is calculated on a cumulative basis from the issuance date of the underlying Republic Note. As a result, all Republic Core Proceeds received by Republic Core but not yet distributed to holders of Republic Notes will be included in the Distributable Amount with respect to those Republic Notes, starting on the issuance date of those Republic Notes. However, distributions will not occur until a "Threshold Amount" is exceeded (a total Distributable Amount of $2,000,000 or a smaller amount that Republic Core deems, in its sole business discretion, to be practical to distribute).

Whenever this calculation yields a Distributable Amount that exceeds the Threshold Amount (or a smaller amount that Republic Core deems, in its sole business discretion, to be practical to distribute), Republic Core will, within 48 hours, take a "snapshot" of all outstanding Issued Republic Notes (thereby, creating a time one must be a holder of record to receive a Dividend Distribution) and, within a reasonable time period (which is expected to be approximately 30 days), make a pro rata Dividend Distribution in an aggregate amount equal to the Distributable Amount minus the reasonably estimated total amount of network transaction fees to be paid by Republic Core to issue that Dividend Distribution and, in the event that the Distributable Amount is $2,000,000 or greater, minus a $35,000 flat fee, called

the Dividend Distribution Fee, intended to help cover the maintenance and upkeep costs for the Republic Note Smart Contract.

Republic Note Tokens To Be Delivered

	Republic Notes To Be Delivered[10]	Total Consideration	Weighted Average Price Per Token
Republic Note holders prior to the Offering	-	-	-
Investors in SAFE-STs [1]	120,248,016.67 $	7,214,881.00	$0.06
Investors in TPAs: [2]			
Tranche A	1,388,888.89 $	125,000.00	$0.09
Tranche B	37,370,000.00 $	3,737,000.00	$0.10
Compensatory Awards to Employees, Contractors and Vendors[3]	31,652,831.67 $	0[4]	$0.00[4]
Rights Under Token Purchase Agreement in connection with Fig Acquisition	1,500,000.00 $	180,000.00[5]	$0.12[5]
Rights Under Token Purchase Agreement in connection with NS Services Acquisition	1,200,000.00 $	144,000.00[6]	$0.12[6]
506(c) Accredited Investor Offering	72,413,175.83 $	8,689,581.10	$0.12
4(a)(2) Private Placement Offering	1,179,666.67 $	115,000.00	$0.06[7]
Regulation S International Offering	42,293,923 $	5,075,270.76	$0.12
Parallel Offerings [9]	30,000,000.00	3,600,000.00	$0.12
Offering	30,000,000	0[7]	$0.00[8]

(1) Between May 2018 and February 2020, Republic Parent sold rights under SAFE-STs to receive tokens upon a public token offering by Republic Parent or an affiliate thereof. Each SAFE-ST allows for its holder to select a percentage of its face value to be allocated toward Republic Notes and the remainder to remain outstanding as a right to future equity in Republic Parent. In performance of obligations under the SAFE-STs, Republic Core shall, in exchange for benefits to be provided by Republic Parent to Republic Core under the Intercompany Agreement, issue 124,414,233.33 Republic Notes assuming that the price at which we issue Republic Notes in the Offering does not change from the price stated elsewhere herein) to the investors under the SAFE-STs. In July of 2021 the Company repurchased the rights to 4,166,166.66 Republic Notes from the holder of a SAFE-ST for an aggregate consideration of $1,000,000. The SAFE-ST Repurchase and Cancellation Agreement was by and between the Company, Republic Parent and Yaobo Capital Company Limited ("Yaobo"). In exchange for the Company providing Yaobo $1,000,000, Yaobo waived all claims against the Company and Republic Parent as well as all rights with respect to the SAFE-ST, which it had purchased for $250,000 and had a 50% discount with respect to the future right to Republic Notes (that being whatever the price of Republic Notes at the first public sale, Yaobo would receive them at a 50% discount).

(2) Between November 2019 and April 2020, we closed on the sale of rights to 138,758,888.89 Republic Notes at the prices per Republic Note indicated.

(3) Between May 2018 and March 2020, Republic Parent notified certain of its employees, contractors and vendors and certain of its subsidiaries' employees, contractors and vendors of proposed compensatory awards of Republic Notes. Upon the performance of these non-binding commitments by the proposed recipient, the Company anticipates a total of up to 34,652,831.67 Republic Notes will be offered to the recipients, in exchange for benefits to be provided by Republic Parent to Republic Core under the Intercompany Agreement. Awards must be accepted by such employees, contractors and vendors in order to be issued.

(4) Compensatory awards, no additional consideration paid.

(5) Consideration consists of the Fig Acquisition Republic Notes, which we deem to be worth $0.12 each. At our deemed value for such consideration, the weighted average price per such Republic Note is $0.12.

(6) Consideration consists of the NextSeed Transaction Republic Notes, which we deem to be worth $0.12 each. At our deemed value for such consideration, the weighted average price per such Republic Note is $0.12.

(7) One TPA for $100,000 was sold to a previous SAFE-ST investor whose original SAFE-ST subscription had been accidentally halved due to an administrative error, therefore the Republic Note price was adjusted to the effective price as if the SAFE-ST investor had invested at the time of their initial SAFE-ST investment. Another TPA for $15,000 was sold to a strategic partner of the Company.

(8) Consideration consists of Bounties, which we deem to be worth $0.12 each. At our deemed value for such consideration, the weighted average price per such Republic Note is $0.12. The Company reserves the right to increase or decrease the deemed price of the Republic Notes in the Offering and of the Bounties in the future, in its sole discretion.

(9) Assumes 30,000,000.00 Republic Notes are sold in concurrent or subsequent offerings exempt from registration pursuant to Regulations CF and D prior to the first Dividend Distribution.

(10) "To Be Delivered" means a party has a legal entitlement or is expected to have a legal entitlement to Republic Notes.

Regulation CF and D Offerings

On February 7, 2023, the Company commenced the offering of up to approximately 30,000,000 Republic Notes in a offerings under Regulations CF and D of the Securities Act of 1933 (the "**Parallel Offerings**"). The Company intends to issue the 30,000,000 Republic Notes in the Parallel Offering at an average price of $0.12 per Republic Note, but reserves the right to increase or decrease this price.

All Republic Notes are either "**Issued Republic Notes**", "**Reserve Republic Notes**" or "**Locked Republic Notes**." In all three cases, the Republic Notes are minted and technologically ready for distribution.

- Issued Republic Notes are Republic Notes that have been sold (for cash or other consideration), awarded, granted, or otherwise issued by Republic Core to holders, and are outstanding. Issued Republic Notes are eligible to receive Dividend Distributions, as defined below.

- Reserve Republic Notes are Republic Notes that have not yet been issued by the Company to holders, but are not locked. Reserve Republic Notes are not eligible to share in Dividend Distributions, but Republic Core may issue them at any time (provided sufficient registration exemption), at which point they become Issued Republic Notes and are eligible to share in Dividend Distributions.

- Locked Republic Notes are Republic Notes that are locked by Republic Core and are not in circulation, and will only be released from lock-up in accordance with the release schedule set forth further below. Locked Republic Notes are not eligible to receive Dividend Distributions.

Rescission Offer for Republic Notes

Persons who have submitted subscription agreements for Republic Notes may not revoke their subscriptions. However, Republic Parent and Republic Core have each, with respect to their respective agreements with investors, determined to offer to any person who subscribed for Republic Notes or purchased any instrument sold by Republic Parent or the Company that entitled such person to receive Republic Notes, whether they be a SAFE-ST holder, a TPA holder or a party to a Subscription Agreement (collectively the "**Prior Investment Agreements**"), holders who provided cash or cash equivalent consideration for their entitlement to Republic Notes (the "**Prior Investors**"), an opportunity to rescind their subscription and to receive a refund of their purchase price (the "**Rescission Offer**"). The Rescission Offer is wholly discretionary and is not based on any entitlement or contract. The Rescission Offer will be made at the time such Prior Investors are given an opportunity to receive Republic Notes. The maximum liability if every investor rescinded their offer would total $24.7 million, assuming no interest is paid or fees are incurred in providing such rescission. If an investor rescinded their investment, the investor would no longer be eligible for to receive any Republic Notes or to receive any benefits therefrom. Republic Core has entered into an indemnification agreement with Republic Parent to cover any costs that Republic Core may incur in providing such rescission.

Master Service Agreements

On April 1, 2022, Republic Core entered into a Master Service Agreement with OpenDeal Broker LLC ("OD Broker") which was amended on August 1, 2022. Republic Core will provide certain technological services and support to OD Broker in exchange for $15,000 per quarter, $1,500 for every utilized escrow account facilitated by Republic Core in coordination with its escrow vendor and other cash outlays and expenditures as adjusted and incurred from time to time.

On June 1, 2022, Republic Core entered into a Master Service Agreement with Republic Deal Room Holdings LLC ("Republic Deal Room") which was amended on August 1, 2022. Republic Core will provide certain technological services and support to Republic Deal Room in exchange for $10,000 per quarter, $1,500 for every utilized escrow account facilitated by Republic Core in coordination with its escrow vendor and other cash outlays and expenditures as adjusted and incurred from time to time.

Republic Parent and Client Litigation – Threatened and Realized

OpenDeal Inc.

On November 12, 2021, Universal Music Group ("UMG") commenced, *UMG RECORDINGS, INC. v. OPENDEAL INC. D/B/A REPUBLIC, United States District Court, Southern District of New York (21. Civ. 9358 (AT)).* UMG asserted claims for trademark infringement, unfair competition and false designation of origin, in violation of the Lanham Act, 15 U.S.C. 1114, 1125 et seq., and parallel claims under New York state and common law, moving for an order preliminarily and permanently enjoining Republic Parent from using the trademarks "Republic" and "Republic Music" in connection with music-related goods and services during the pendency of the litigation. The Court denied the motion for preliminary injunction on July 5, 2022. Discovery will end in September. Republic Parent initially sought a settlement in pre-complaint discussion but has not pursued a settlement as it is currently in the position of advantage following the Court's denial of the preliminary injunction request.

On June 14, 2022 UMG commenced UMG RECORDINGS, INC. v. OPENDEAL INC. United Stated Patent and Trademark Office before the Trademark Trial and Appeal Board (TTAB). UMG filed a consolidated pretention to cancel Republic Parent's Republic marks (Registration Nos. 5233756; 5359287; 5588179; and 5659324. Republic Parent filed a timely answer on August 01, 2022 and expects a favorable ruling next year.

On August 2, 2022 Katherine Yost ("Yost") commenced *KATHERINE YOST v. EVERYREALM INC., COMPOUND ASSET MANAGEMENT LLC, REALM METAVERSE REAL ESTATE INC., REPUBLIC, REPUBLIC CRYPTO LLC, REPUBLIC REALM MANAGER LLC, REPUBLIC REALM INC., REPUBLIC OPERATIONS LLC, OPENDEAL INC., OPENDEAL PORTAL LLC, JANINE YORIO in her individual and professional capacities, WILLIAM KERR in his individual and professional capacities, and ZACH HUNGATE in his individual and professional capacities, United States District Court, Southern District of New York (1:22-cv-06549).* A former employee of Everyrealm Inc. (f/k/a Republic Realm Inc.) an affiliate of Republic Parent with independent management, sued the above mentioned parties, of which Republic Operations LLC, Republic Crypto LLC and OpenDeal Portal LLC, are subsidiaries, for various causes of action under state and federal law associated with her dismissal on August 2, 2022. EveryRealm Inc. made filings to compel the complaint to arbitration on August 12, 2022. Republic Parent , Republic Operations LLC, Republic Crypto LLC and OpenDeal Portal LLC expect to be removed for the Complaint due to Yost's failure to state a claim upon which relief can be granted. Yost's sexual harassment claims were dismissed by the court on February 24, 2023, suggesting her claims will move to private binding arbitration once certain procedural issues are handled by the court and the parties.

On August 5, 2022 Teyo Johnson ("Johnson") commenced *TEYO JOHNSON v. EVERYREALM INC., COMPOUND ASSET MANAGEMENT LLC, REALM METAVERSE REAL ESTATE INC., REPUBLIC, REPUBLIC CRYPTO LLC, REPUBLIC REALM MANAGER LLC, REPUBLIC REALM INC., REPUBLIC OPERATIONS LLC, OPENDEAL INC., OPENDEAL PORTAL LLC, JANINE YORIO in her individual and professional capacities, WILLIAM KERR in his individual and professional capacities, and JULIA SCHWARTZ in his individual and professional capacities, United States District Court, Southern District of New York (1:22-cv-06549).* A former employee of Everyrealm Inc. (f/k/a Republic Realm Inc.) an affiliate of Republic Parent with independent management, sued the above mentioned parties, of which Republic Operations LLC, Republic Crypto LLC and OpenDeal Portal LLC, are subsidiaries, for various causes of action under state and federal law associated with her dismissal on August 5, 2022. EveryRealm Inc. filed a response to compel the complaint to arbitration. Republic Parent , Republic Operations LLC, Republic Crypto LLC and OpenDeal Portal LLC were voluntarily dismissed from the Johnson suit by Johnson.

On December 12, 2022 Gatsby Frimpong ("Frimpong") commenced *GATSBY FRIMPONG v. EVERYREALM INC., REPUBLIC COMPOUND LLC, d/b/a REPUBLIC REAL ESTATE, REPUBLIC OPERATIONS LLC, d/b/a REPUBLIC, OPENDEAL INC., d/b/a REPUBLIC, OPENDEAL PORTAL LLC, d/b/a REPUBLIC, JESSE YORIO, in his individual and professional capacities, and JANINE YORIO, in her individual and professional capacities (1:22-10487)*. A former employee of Everyrealm Inc. (f/k/a Republic Realm Inc.) an affiliate of Republic Parent with independent management, sued the above mentioned parties, of which Republic Operations LLC and OpenDeal Portal LLC, are subsidiaries, for various causes of action under state and federal law associated with his dismissal on March 5, 2022. Republic Parent, Republic Operations LLC, and OpenDeal Portal LLC expect to be removed for the Complaint due to Frimpong's failure to state a claim upon which relief can be granted.

OpenDeal Portal LLC

On August 11, 2022, a former issuer served OpenDeal Portal LLC with a demand letter, alleging certain damages and seeking compensation of $752,610 due to an unsatisfactory crowdfunding offering. After assessing the claims, including threats to circumvent the contractually agreed to arbitration process, OpenDeal Portal LLC responded on August 18, 2022, taking a no-pay position with the former issuer given the weakness of the claims provided. OpenDeal Portal LLC expects to settle the dispute with nominal cost, and to date, has not had to settle.

Republic Maximal LLC (including subsidiaries Republic Capital Adviser LLC and Republic Capital GP LLC)

Republic Maximal LLC for itself and on behalf of its subsidiaries and advised funds ("Republic Capital") is seeking damages and/or rescission related to their investments into various finds organized by Romulus Capital Partners II and its principal Neil Chheda (the "Romulus Parties") on March 22, 2022. *REPUBLIC MAXIMAL LLC, et. al., v. ROMULUS CAPITAL PARTNERS II, LLC, ROMULUS, EQUIPMENTSHARE GROWTH LP, ATHENA 2, INC., SNC 1 LCC, APOLLO1 INC., ROMULUS EQUIPMENTSHARE GROWTH II, LP, RC EQUIPMENT SHARE GROWTH VI LP, and NEIL CHHEDA, United States District Court of Massachusetts* (1:22-cv-10429). Republic Capital alleges that through a series of false representations and willful omissions, Romulus and Chheda fraudulently induced Republic, as investment adviser and general partner to each of the other plaintiffs, to direct the purchase of limited partnership interests ("LP Interests") in the Series A Fund from Athena, SNC, and Apollo (collectively, the "Transferors") at a substantially inflated price. The value conveyed to the Transferors exceeds $50M and if successfully adjudicated, could be worth hundreds of millions. The Romulus Parties and the Transferors filed motions separate motions to dismiss on May 24, 2022. Republic Capital filed memorandums in opposition of each on June 27, 2022.

On June 17, 2022, Nick Patterson filed suit on behalf of various parties alleging loss and fraud against the defendants in association with the Terra and Luna cryptocurrency crash via *NICK PATTERSON, Individually and on Behalf of All Others Similarly Situated. TERRAFORM LABS, PTE. LTD., JUMP CRYPTO, JUMP TRADING LLC, REPUBLIC CAPITAL, REPUBLIC MAXIMAL LLC, TRIBE CAPITAL, DEFINANCE CAPITAL/ DEFINANCE TECHNOLOGIES OY, GSR/GSR MARKETS LIMITED, THREE ARROWS CAPITAL PTE. LTD., NICHOLAS PLATIAS, and DO KWON, United States District Court, Northern District of California.* Patterson makes no specific claims against the Republic entities and counsel is negotiating with Patterson's counsel to remove the Republic entities (Republic Capital and Republic Maximal LLC) from the complaint, as they were mistakenly identified as being on a governing counsel in which they are not. Various firms are appealing to the court to be appointed lead counsel in the case, some of which have not alleged any claim against Republic entities. On August 16, 2022, a companion case, *Matthew Albright, Individually and on Behalf of All Others Similarly Situated v. TERRAFORM LABS, PTE. LTD., JUMP CRYPTO, JUMP TRADING LLC, REPUBLIC CAPITAL, REPUBLIC MAXIMAL LLC, TRIBE CAPITAL, DEFINANCE CAPITAL/ DEFINANCE TECHNOLOGIES OY, GSR/GSR MARKETS LIMITED, THREE ARROWS CAPITAL PTE. LTD., NICHOLAS PLATIAS, and DO KWON, United States District Court, Southern District of New York .* On October 31, 2022, the Republic entities were voluntarily dismissed from the *Albright* complaint. On January 17, 2023 the Republic entities were voluntarily dismissed from the *Patterson* complaint.

Management's Evaluation

Management has evaluated subsequent events through September 1, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

SUBSCRIPTION AGREEMENT

Republic Core LLC
Class B Membership Interest - Republic Notes
Regulation CF

This Subscription Agreement (this "**Agreement**") is made between Republic Core LLC ("**Republic Core**") and the undersigned subscriber (the "**Undersigned**"). Pursuant to this Agreement, and subject to its terms and conditions, Republic Core agrees to sell to the Undersigned, and the Undersigned agrees to purchase, such number of Republic Core's Class B Membership Interests, which may also be referred to as "Republic Notes" (each, a "**Republic Note**"), in a quantity specified by the Undersigned in the signature page, below (each such Republic Note, a "**Subscribed Republic Note**"). The purchase price of such Republic Notes is $0.12 per Republic Note (the "**Purchase Price**"), whether paid for in cash or otherwise.

1. The Undersigned represents and warrants to Republic Core as follows:

   a. The Undersigned has previously specified and acknowledged to Republic Core, in completing the Undersigned's entries for the Undersigned's investment through the platform maintained by Republic Core, found at www.republic.com (the "**Platform**"), the number of Republic Notes being purchased by the Undersigned, the aggregate Purchase Price that the Undersigned is paying for the Republic Notes, the Undersigned's contact information and certain other "know your client" ("**KYC**") information. All such information is accurate and not misleading, as of the date hereof and as of each subsequent date on which Subscribed Republic Notes may be delivered to the Undersigned, and is deemed incorporated into this Agreement as if fully set forth herein.

   b. The Undersigned has reviewed the Form C filed by Republic Core with the SEC, as amended and supplemented, pursuant to which the Republic Notes have been offered (the "**Form C**"), provided to the Undersigned through the Platform and has reviewed all other information that the Undersigned considers necessary or desirable to have reviewed before making an investment decision. The Undersigned has such knowledge, sophistication and experience in financial and business matters that the Undersigned is capable of evaluating the merits and risks of this investment, and is able to incur a complete loss of such investment and to bear the economic risk of such investment for an indefinite period of time. The Undersigned is not relying on the advice or recommendations of Republic Core or of OpenDeal Portal LLC (the "**Intermediary**") and the Undersigned has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Undersigned.

   c. The Undersigned acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation Crowdfunding promulgated under Section 4(a)(6)(B) of the Securities Act ("**Regulation CF**").

d. To the extent the Undersigned is an entity and not a natural person: (i) the Undersigned is duly organized in the jurisdiction of its organization, and has full right, power and authority to enter into this Agreement and to perform all of its obligations hereunder; (ii) this Agreement has been duly authorized, executed and delivered and constitutes a legal, valid and binding agreement of the Undersigned, enforceable against the Undersigned in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency and other laws of general application affecting the enforcement of creditors' rights generally or by laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and (iii) the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall not conflict with or result in a breach of (x) the Undersigned's articles of organization, operating agreement or other charter documents, (y) any laws or court or regulatory orders or decrees applicable to the Undersigned or (z) any material agreement to which the Undersigned is a party or by which any of its material property or assets is bound.

e. At substantially the same time as the Undersigned is executing this Agreement, the Undersigned is paying the aggregate Purchase Price for the Republic Notes in compliance with the payment instructions on the Platform and as outlined in the Form C.

f. The Undersigned understands that Republic Core reserves the right to, in its sole discretion, accept or reject this subscription, in whole or in part, for any reason whatsoever, and to the extent consideration is transmitted by the Undersigned but not applied by Republic Core to the Undersigned's purchase of Republic Notes, such unused consideration will be returned to the Undersigned, without deduction, interest or remedy in the event of any fluctuation in the underlying value of such consideration during the time period between the Undersigned's delivery of such consideration to Republic Core, and Republic Core's return of such consideration.

g. The Undersigned understands that the primary right of each Republic Note is to distributions resulting from revenues accruing to Republic Core from certain Clients, as defined in the Offering Circular and the Operating Agreement, pursuant to such Client Contracts, as defined in the Offering Circular. The Undersigned understands that Republic Core does not intend to register the Republic Notes under the Exchange Act of 1933, as amended (the "**Exchange Act**")

h. The Undersigned and Republic Core believe that the aggregate Purchase Price represents a fair appraisal of the worth of the Subscribed Republic Notes, but that the U.S. Internal Revenue Service ("**IRS**") could in the future successfully assert that the value of the Subscribed Republic Notes on the date of the Undersigned's receipt thereof was substantially greater, and that any additional value ascribed to the Republic Notes thereby could constitute ordinary income to the Undersigned as of the receipt date, and that any additional taxes or interest due as a result would be the Undersigned's sole responsibility. The Undersigned has provided to Republic Core an IRS Form W-9 or other applicable IRS forms. Notwithstanding the foregoing, the Undersigned has relied upon advice from its own advisors for all tax advice material to an investment in the Subscribed Republic Notes.

i. The Undersigned is not, and is not acting as, an agent, representative, intermediary or nominee for any person identified on the list of blocked persons maintained by the Office of Foreign Assets Control of the U.S. Treasury Department; and the Undersigned has complied with all applicable U.S. laws, regulations, directives and executive orders relating to anti-money laundering. The Undersigned is purchasing the Republic Notes for the Undersigned's own account and not with a view to, or for resale in connection with, any distribution (within the meaning of the Securities Act) thereof.

j. The Undersigned shall abide by the restrictions on transfer of the Subscribed Republic Notes set out in the Form C. The Undersigned has been advised that the Subscribed Republic Notes are "restricted securities" under applicable federal securities laws and have not been, and will not be, registered under the Securities Act or qualified under any state securities laws and cannot be resold unless such Republic Notes are registered under the Securities Act and qualified under applicable state laws or unless exemptions from such registration requirements are available, and in all events such resale is permitted under the restrictions on transfer of the Subscribed Republic Notes set out in the Form C.

k. The Undersigned further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

l. The information that the Undersigned has provided on the signature page of this Agreement is accurate and complete.

m. The Undersigned represents that the Undersigned understands the substantial likelihood that the Undersigned will suffer a **TOTAL LOSS** of all capital invested, and that Undersigned is prepared to bear the risk of such total loss.

n. This Agreement is the valid and binding obligation of the Undersigned.

By making the foregoing representations and warranties, the Undersigned does not waive any right of action under federal or state securities laws. However, Republic Core may assert the Undersigned's representations and warranties on its own behalf in any proceeding or other dispute with any party.

2. <u>Disclaimers</u>. Republic Core makes no representation or warranty of any kind, whether express or implied (either in fact or by operation of law), as to any matter except that Republic Core represents that it is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

3. Republic Core disclaims all implied warranties of merchantability, fitness for a particular purpose, quality, accuracy, title and non-infringement. Republic Core makes no representation or warranty that any Republic Notes, the technical framework and smart contract that governs them, or any applications or systems in or by which they are used, issued or operated will be error-free, secure or uninterrupted. IN NO EVENT SHALL REPUBLIC CORE BE LIABLE FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL BE INTERPRETED TO HAVE, AND SHALL HAVE, EFFECT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW. IN NO EVENT SHALL THE LIABILITY OF REPUBLIC CORE, WHETHER IN CONTRACT, WARRANTY, TORT (INCLUDING NEGLIGENCE, WHETHER ACTIVE, PASSIVE OR IMPUTED) OR OTHERWISE, ARISING OUT OF OR RELATING TO THE SUBSCRIBED REPUBLIC NOTES EXCEED THE PURCHASE PRICE.

4. <u>Creation of Republic Wallet, Joinder and Delivery of Subscribed Republic Notes in Digital Form</u>.

   a. Contemporaneous with the Undersigned's execution of this Agreement, the Undersigned agrees to create a self-custodial digital wallet via the instructions found on the Platform (the "**Republic Wallet**") in anticipation of holding the Subscribed Republic Notes in said Republic Wallet.

   b. Upon notice from Republic Core of the intent to deliver the Subscribed Republic Notes to the Republic Wallet controlled by the Undersigned, the Undersigned will promptly execute a joinder to the Operating Agreement (the "**Delivery Date**"). Republic Core estimates such Delivery Date shall be prior to June 30, 2023, but may delay such time as its management deem necessary, in their sole discretion, to ensure regulatory compliance with the Republic Notes.

   c. Undersigned expressly acknowledges that until the Delivery Date and the completion of the tasks contemplated in this <u>Section 4</u>, the Undersigned will have a legal entitlement to, but will not hold or control any Republic Notes and therefore will not be able to receive distributions via said Republic Notes or transact with said Republic Notes.

5. <u>Further Assurances; Compliance with Law</u>. The Undersigned agrees to execute, at any time, upon the request of Republic Core, any further documents or instruments that may, in Republic Core's view, be necessary in order for the purposes of this Agreement to be effectuated. Notwithstanding anything herein to the contrary, Republic Core is authorized by the Undersigned to amend this Agreement if and to the extent necessary to comply with, and avoid any violation of, applicable law. In the event Republic Core determines that for any reason issuance or delivery of the Subscribed Republic Notes to the Undersigned would violate any applicable law, Republic Core may immediately terminate this Agreement, return the consideration in accordance with the provisions of Section 1(f) and rescind any previously consummated transactions hereunder, without liability to the Undersigned (except to the extent Republic Core fails to return the consideration as specified in Section 1(f) in any transaction so rescinded).

6. <u>Governing Law</u>. This Agreement shall be governed by and enforced in accordance with the Laws of the State of New York, without regard to any conflict of laws principles thereof.

7. <u>Dispute Resolution</u>.

    PLEASE READ ALL OF THE PROVISIONS OF SECTION 7 CAREFULLY. IF THE UNDERSIGNED IS LOCATED, RESIDENT OR DOMICILED IN THE UNITED STATES, THIS SECTION REQUIRES THE UNDERSIGNED TO ARBITRATE CERTAIN DISPUTES AND CLAIMS WITH THE COMPANY AND LIMITS THE MANNER IN WHICH THE UNDERSIGNED CAN SEEK RELIEF FROM THE COMPANY.

    a. Except for those claims brought under the Securities Act and the Exchange Act, any and all disputes, controversies or claims (other than applications for equitable relief; applications for confirmation or enforcement of a resolution or judgment; claims brought in a purported representative capacity on behalf of any other person or group of people; or claims that are not arbitrable under applicable law) arising out of, related to, or in connection with this Agreement ("**Disputes**") shall be resolved by final and binding arbitration before one arbitrator designated by the American Arbitration Association ("**AAA**"), pursuant to the then-prevailing rules of the AAA, in New York, NY, whose decision shall be final and binding. Any arbitration hereunder shall be conducted in a manner intended to preserve the confidentiality of the proceedings and to prevent disclosure of any information concerning the Dispute to the public, news or social media or any other person, other than the AAA staff, the arbitrator, the parties and their counsel, experts, and witnesses (the "**Arbitration Participants**"). The arbitration and all materials exchanged between the parties or submitted to the arbitrator(s), the award resulting therefrom, and the existence of the Dispute shall be kept confidential by the Arbitration Participants and not disclosed to the public, news or social media or any other person, other than Arbitration Participants. Judgment on the arbitration award may be entered in any state or federal court located in New York, NY having jurisdiction over the subject matter of the controversy

    b. Any and all applications for equitable relief; applications for confirmation or enforcement of a resolution or judgment; claims brought in a purported representative capacity on behalf of any other person or group of people; or claims that are non-arbitrable under applicable law shall be heard and determined exclusively in any state or federal court located in New York, NY.

    c. In any action permitted or required under subsections (a) or (b), above, to be brought in a state or federal court located in New York, NY, each party hereby (i) submits to the exclusive jurisdiction of any such court for the purpose of any such action brought by any party hereto, and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such action, any claim that such party is not subject personally to the jurisdiction of such court, that such party's property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by such court. Each party agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party irrevocably consents to the service of the summons and complaint and any other process in any such action, on behalf of such party or such party's property, by personal delivery of copies of such process to such party at the address for such party set forth herein. Nothing in this section shall affect the right of any party to serve legal process in any other manner permitted by law.

d. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT OR ANY OTHER AGREEMENTS RELATED TO IT; PROVIDED, HOWEVER, THAT THE PARTIES AGREE THAT SUCH WAIVER SHALL NOT APPLY TO CLAIMS BROUGHT UNDER THE EXCHANGE ACT OR THE SECURITIES ACT.

e. Nothing in this Agreement shall be deemed to constitute a waiver of any compliance by Republic Core with the federal securities laws and the rules and the regulations thereunder, nor shall it constitute a waiver by the Undersigned of any of the Undersigned's legal rights under applicable U.S. federal securities laws or any other laws whose applicability is not permitted to be contractually waived.

8. <u>Miscellaneous</u>.

   a. Notices shall be delivered to the parties at their respective addresses (whether physical or electronic) set forth herein. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes and terminates any prior agreements between or among the parties or their respective affiliates (written or oral) with respect to the subject matter hereof. Any amendments to this Agreement shall be in writing upon the mutual agreement of all affected parties. The rights and obligations of the parties under this Agreement may not be assigned or assumed without the written consent of all parties. Should any provision of this Agreement be found to be unenforceable, that provision shall be interpreted or modified to the minimum extent necessary to make it enforceable, and the other provisions of this Agreement shall remain unchanged and enforceable to the greatest extent permitted by law. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Counterparts may be delivered by electronic transmission (including by .pdf file and through the use of any form of electronic signature complying with the ESIGN Act of 2000, for example www.docusign.com) or other transmission or delivery method. No rules of strict construction shall apply in the interpretation of this Agreement.

   b. To the extent you provide any personally identifiable information **("PII")** in connection with your election to invest, Republic Core and its affiliates may share such information the any appointed transfer agent to provide services with respect to the ownership and administration of the Republic Notes. The Undersigned irrevocably consents to such uses of Undersigned's PII for these purposes.

Accepted and agreed as of the latest date written below:

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the date written below.

REPUBLIC CORE, LLC

By: _____

Name:

Title:

Date: _____

Address:
149 5th Avenue, Floor 10

New York, NY, 10010

E-mail address: core@republic.co

IN WITNESS WHEREOF, the undersigned purchaser hereby enters into this Subscription Agreement with Republic Core LLC, a Delaware limited liability company, as of the date written below, and agrees to be bound in all respects by the terms and conditions hereof. The undersigned purchaser shall purchase the number of the Republic Note Tokens specified below for the aggregate Purchase Price specified below:

Number of Republic Note Tokens:	_____
Price per Republic Note Token:	$0.12
Total Purchase Price:	_____
Digital Wallet Address of Republic Core LLC for Payments in Bitcoin or Ether:	_____

_____
Date

PURCHASER (if an individual)

_____
Print Name

_____
Signature

_____
Print Name of Additional Signatory

_____
Additional Signature
(If joint tenants or tenants in common)

Address of Principal Residence:

_____

_____

_____
U.S. Social Security Number(s)

_____
Telephone Number

_____
Email Address

_____
Digital Wallet Address

PURCHASER (if an entity)

_____
Print Name of Entity

_____
Signature of Authorized Signatory

_____
Name of Signatory

_____
Title of Signatory

Address of Executive Offices:

_____

_____

_____
U.S. IRS Tax Identification Number

_____
Telephone Number

_____
Email Address

_____
Digital Wallet Address

EXHIBIT C

Testing the Waters Materials

Subject: Republic Note Community Update: A Special Invitation Included

Sent out on November 8, 2022

"Dear [],

You are receiving this email as one of the earlier supporters of Republic, who expressed interest in purchasing our digital security, the Republic Note, in 2020.

It has been a long time since our last email about the Republic Note. Since then, the team has tirelessly continued to work through regulatory requirements and improve our tech stack in preparation for the next milestones, including sales of the Republic Note.

We appreciate your early support, patience, and belief in the Note and the greater Republic ecosystem. It has always been our intention to keep Note holders closely informed of Republic's progress and solicit your feedback to shape this shared journey. Accordingly, it is our pleasure to provide you, an investor who has indicated interest in the Note, with our first Note-exclusive business update.

A Special Invitation 👀🎉

Before we get to the updates, there is one question you have been asking us about. When is the Republic Note coming? We are excited to provide you with the answers.



Please accept this invitation to a private **Republic Note Update Meeting** with Republic's Founder and CEO, Kendrick Nguyen, this upcoming November 15, 2022. RSVP below and send us your questions in advance of the call — it is meant to be a conversation with our Note community.

[RSVP link]

We look forward to reconnecting with you soon.

Business Highlights

In case you missed it, global expansion has been the theme of 2021 and 2022 for Republic. In the past two years, we:

- Closed two major funding rounds — a $36mn Series A round in early 2021 and, in the same year, a $150mn Series B round led by Valor Equity Partners;
- [Completed](#) the acquisition of UK's leading crowdfunding platform Seedrs, making Republic the largest private investing platform in the world;
- Announced the [launch](#) of Republic Asia, expanding our operations to new, robust fintech markets towards our vision of anyone, anywhere investing in any asset they believe in, anywhere.

Ecosystem Updates

Republic Retail

The Republic Retail team has been laser focused on our integration with Seedrs. A lot of updates coming regarding this global effort, but here are a few Q3 updates that we can share for now 👀

- First off, join us in welcoming [Jeff Kelisky](#), Seedrs' CEO, now serving as Republic's Executive Vice President and Head of Global Retail as the CEO of OpenDeal Portal
  - Jeff is joined by a global and regional leadership team that combines the best of Republic and Seedrs — we plan to invite Jeff to host a webinar sharing Republic Global Retail vision with Note holders at the conclusion of the offerings.
- Republic Core revamped the Republic website's "Raise" [page](#) and launched a "Teaser" [product](#) that allows anyone to collect interest from investors within minutes.
- Portfolio highlights:
  - [Hydro Wind Energy](#) closed an additional fundraising round at a $120M valuation. The Company raised over $520k from 881 Republic investors in a Reg CF offering in May at a $70M valuation cap.
  - [Oracle Health](#), which raised approximately $3.3M from 3,630 Republic investors under a Reg A+ offering, completed a $8M Seed Round at a $20M pre-money valuation.

We cannot highlight any particular live offerings in this email due to regulatory constraints, but you may check them all out anytime on republic.com.

Republic Capital

Q3 has been a busy month for the Republic Capital team and our portfolio companies. We are excited to share a few highlights below 🚀

- One of our largest positions is in Firefly Aerospace — the Company [successfully reached orbit](#) with its Alpha rocket for the first time last month.
  - This news comes after Firefly announced a major [partnership with Lockheed Martin](#) to move production of the engines and structures for Lockheed's Antares rockets from Russia and Ukraine to the U.S.
- We led a [$20M private token sale](#) for Oasys, a new layer-1 blockchain focused on gaming, which has strategic partnerships with traditional players within the gaming space including Bandi Namco, SEGA, and Ubisoft.
- We participated in the [Series A round of Albedo Space](#), a company developing low-earth-orbit satellites that collect ultra-high resolution imagery.

We are also actively raising capital for our funds and look forward to sharing details with the Note community once closed!

Republic Crypto

Advisory, infrastructure, treasury management, tokenization: did you know that Republic Crypto does all of it? Once four people in a WeWork office, Republic Crypto has grown into a team of 50+ members, serving a wide range of clients from institutional companies to early-stage web3 projects.

Here are some major news moments from the last few months:
- Our blockchain infrastructure team launched Republic Crypto Runtime, a platform for staking tokens, white-labeling validators and integrating those capabilities into any product.
  - Republic Crypto has been using Runtime for months to earn staking yield, run branded infrastructure, and incubate new-to-world products, so we're extremely excited to be able to share it with our community.
  - Runtime is compatible with over a dozen networks, and adds new networks all the time.
- Republic Crypto is everywhere – from Messari Mainnet in New York to Devcon in Bogota to Future Investment Initiative in Riyadh, we're hosting side events, organizing our own panels and speaking at major conferences.
- Working alongside our partners, Alameda Research and Galaxy, we launched NG+, an investment consortium focused on cultivating the next iteration of web3 gaming.

Republic in the news
- TechCrunch: Which Ethereum-focused startups will survive the Merge?
- PYMNTS: Republic on the Future of Blockchain Tokens
- CrowdFund Insider: Association of Online Investment Platforms Visits Congress, Discusses Benefits of Jobs Act 4.0, More
- CBInsights: The Fintech 250: The most promising fintech companies of 2022
- StreetInsider: Gaming Blockchain Oasys Launches on Mainnet

Stay Informed

Please note that receiving this email does not mean your reservation in the Note is confirmed, and that future iterations of this newsletter may be exclusive to Note holders. In case you are unable to participate in any future Republic Note offering and have insufficient Note balance, yet still want to stay informed about public news about the Republic ecosystem, we would still love to keep you posted — please consider joining Republic's Discord server.

We recently relaunched our server, with new channels that provide early updates, direct access to the Republic investing community, and much more.

Cheers,
Republic Core

Subject: ⏳ Last chance to RSVP for Republic Note Meeting Tomorrow | Special Announcement
Subline: Republic Note Meeting

Sent out on November 14, 2022

"Hi [],

Happy Monday! This is a quick reminder that you are invited to join our community for a **Republic Note Update Meeting** with Republic's Founder and CEO, Kendrick Nguyen, taking place tomorrow at 12 PM ET, with a special announcement included in the meeting.



We have received a great number of questions from our community members about the Note in the past months. Our team looks forward to reconnecting with you and providing you with the answers tomorrow.
[RSVP link]

Thank you for your time and early support of the Republic Note. We look forward to connecting with you tomorrow!

Best,
The Republic Core team

Disclaimer: Republic Core LLC ("Core") provides technology and support services to OpenDeal Inc. and its affiliates (collectively, the "Republic Ecosystem"). Republic Note holders and as well as users of the site and services maintained by the Republic Ecosystem, regardless of and their activities on or relating to the Republic Ecosystem, are subject to the applicable terms of service, in their entirety. Core cannot give investment advice, analysis or recommendations with respect to any securities, and is not a registered broker-dealer, funding portal or investment adviser. Securities offerings displayed by Core may be facilitated by its affiliates, OpenDeal Portal LLC d/b/a Republic, or OpenDeal Broker LLC d/b/a The CapitalR, Republic Maximal LLC dba Republic Capital and its affiliates, Republic Deal Room Advisor LLC or by a third-party issuer. This email is intended only for accredited investors with a pre-existing relationship with the Republic Ecosystem. Please notify the sender immediately if you have received this

e-mail by mistake, then delete it. Private investments are risky and illiquid, never invest more than you can afford to lose, consult with your trusted advisors and do your own diligence before investing.

No money or other consideration is being solicited at this time in connection with any potential Regulation A offering or Regulation CF and, if tendered, will not be accepted. No offer to buy securities under any regulatory exemption, including Regulation A, can be accepted and no part of the purchase price can be received until an offering statement is qualified with the SEC for a Regulation A offering or a Form C is filed with the SEC for a Regulation CF offering. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date. Any indication of interest in Core's offering involves no obligation or commitment of any kind.



Subject: Republic Note Offering Announcement: A Limited Allocation for Our Earliest Supporters

Sent out on November 16, 2022

.
Dear [],

It was our pleasure to connect with our community members during yesterday's Republic Note meeting. In case you missed it, don't worry — we'll be sending a recap shortly. In the meantime, there is a **big announcement** that we simply could not wait to share with you:

We are offering a <u>limited allocation</u> of the Republic Note for our early supporters next week on November 22.

We started building the Republic Note in 2017 with a mission and a belief in mind: our mission to make investing in private assets accessible to everyone and our belief that blockchain technology will enable us to do so. By tokenizing the potential economic upside from parts of Republic's growing investment portfolio and offering them to our community, we are able to truly bring you along on our growth journey.

We are grateful to you, alongside 8,000+ other community members, for your belief in Republic and your indication of interest in purchasing the Republic Note in 2020. Republic has grown tremendously as an ecosystem since then, and we are excited to share the significant progress made on building the Republic Note in tomorrow's meeting recap.

Amongst the progress made, Republic takes pride in our ongoing work with the SEC towards qualifying the Republic Note for an offering under Regulation A+. In light of recent market events and their impact on the public's confidence in the blockchain industry, we are extra grateful for your patience and belief, as one of our earliest supporters, which has enabled us to steadfastly work with regulators to ensure we deliver the Republic Note to our community members the right way.

As we continue working towards a larger offering under Regulation A+, we remain constantly amazed by the overwhelming anticipation for the Republic Note expressed by our community. The limited allocation soon made available under Regulation CF is one small way to honor our community's demand, offered on a first-come-first-served basis at the Republic Note's 2020 price, with priority access given to our early supporters.

In the next few days, we will send out more details over emails on how to participate in the offering on November 2022. In the meantime, we look forward to answering any questions you may have for us at investors@republic.co.

Thank you again for your early support for the Republic Note, and we hope you consider participating in next week's offering and continuing to be a part of the Republic Note community.

Cheers,
The Republic Core team



Subject: Highlights from Tuesday's Republic Note Meeting

Sent out on November 17, 2022

.
Dear [],

It was our pleasure to connect with our community earlier this week and share updates regarding our progress on the Republic Note. In case you missed it, we got you covered with the following highlights from Tuesday's meeting:



Republic Note Offering on November 22, 2022

In response to the overwhelming demand from investors, we are offering a limited allocation of the Republic Note on November 22. The Republic Note will be offered on a first-come-first-served basis, at its 2020 price, and prioritizing investors who indicated interest in the Republic Note during our Regulation A+ testing-the-water campaign in 2020.

If you are interested in purchasing the Republic Note, please keep an eye out for more details on how to access the offering over emails in the next few days.

Build Mode Activated

Also mentioned during the meeting, the entire Republic ecosystem has been in hyper build mode. Upon completing two major funding rounds in 2021, the Republic Note's parent company, Republic, has devoted significant resources towards improving its tech stack and expanding globally.

Specifically regarding the Republic Note, our team has worked on:

- Programming the Republic Note
  - We successfully deployed the Republic Nots onto testnet and underwent a security audit conducted by Quantstamp
- Building Republic's own digital wallet

- We spent the past year building the Republic Wallet — Republic's proprietary, non-custodial wallet
- We aspire for the Republic Wallet to help Republic investors to hold and manage their digital assets in the future, whether the assets are purchased through Republic or off off our platform
- We intend for Republic Notes to be the first digital assets sent to users' Republic Wallet at its launch in the first half of 2023

<u>How We Are Navigating Recent Industry Events</u>

In the past seven days, Republic has received a number of questions on whether recent industry events may have an impact on our business and/or the Republic Note. We are grateful for the opportunity to speak directly with our investors during yesterday's meeting and share our outlook on these developments.

As noted on the call, Republic is aware of the implications of the FTX collapse on the crypto ecosystem and is monitoring the situation carefully. Ultimately, because we are not an exchange and do not custody assets, our businesses are largely unaffected.

While this week's headlines report a crisis of confidence in crypto, Republic's team remains steadfast in the power of blockchain technology as a catalyst in democratizing global finance. We must also emphasize that Republic takes great pride in our efforts to operate a secure financial platform, with abiding by applicable regulatory and compliance provisions as one of our core operating principles. Our ongoing work with the SEC to qualify the Republic Note for a Regulation A offering is one of the many examples of such efforts, and we welcome opportunities for further regulatory collaboration and cohesion.

<u>Our Portfolio is Growing</u>

Since you either purchased or expressed an interest in purchasing the Republic Note, Republic has continued to expand the list of offerings on our US funding portal and grow our private capital portfolio. The growth of our portfolio is great news for the Republic Note community, especially as a portion of the profits from these companies' exits, if and when they happen, would be distributed to Republic Note holders.

A few example portfolio companies are included below:



This is the one of several emails we are sending you in the next few days regarding Republic's plan for the Republic Note. Thank you again for your ongoing support and being a part of the Republic Note community — we are so grateful you are here!

Cheers,
The Republic Core team

given after the qualification date. Any indication of interest in Core's offering involves no obligation or commitment of any kind.

Subject: Republic Note — Important Offering Logistics & Our Thought Process

Planning to send out on November 18, 2022

.

Dear [],

We look forward to your participation in the Republic Note reservation offering on Tuesday, November 22, 2022. In advance of the launch, we want to share some important information on the offering logistics and how we are optimizing for our earliest supporters.

Please read this email carefully to ensure you are prepared to participate and reach out to us at note-support@republic.co with any questions.

A Limited Allocation
When we first gathered the community's interest in purchasing the Republic Note through our Regulation A+ "testing-the-water" offering in 2020, over 8,000 investors participated and indicated over $17M of interest.We are still working with the SEC to qualify that Republic Note offering under Regulation A+ in order to honor the interest of everyone.

In the meantime, we decided to launch this earlier offering under Regulation CF to get the Republic Notes distributed sooner, in response to our community's overwhelming demand. Under Regulation CF, we will be able to offer a smaller allocation of Republic Note during this early round and have made considerations accordingly.

Intended for Our Earliest Supporters
One thing is certain: this limited allocation is intended for investors who indicated interest through our Regulation A+ "testing-the-water" campaign in 2020. Accordingly, we are offering the Republic Notes at the same price as when you indicated your interest in 2020.

Exclusive Regulation CF Reservation
Under Regulation CF, community members can participate regardless of accreditation status. Regulation CF also requires the offering to be open to the public, once it starts accepting investments. To ensure we can prioritize our earliest supporters, we are launching the allocation on November 22, 2022 as a reservation offering.

The offering will be accessible exclusively via email during its reservation phase. Investors may only make a reservation using the same Republic accounts that participated in the 2020 "testing-the-water" offering. When the offering starts accepting investments, investors who made a reservation will have seven days to confirm their investment, prior to the allocation being freed up for the public.

Investment amount
To ensure we get Republic Notes to as many community members as possible, we may impose a lower maximum investment amount. We understand that this could impact some of the most fervent supporters

of the Republic Notes, who may have to purchase a lesser amount. We care deeply about your support of the Republic Notes and plan to continue seeking qualification for a Reg A+ offering so that everyone may be able to purchase more Republic Notes, if and when we succeed.

How to Participate
Date: November 22, 2022
Link: To be sent exclusively to your email at time of launch
Time:

- Starting 10:30 AM ET, we will incrementally provide our 8,000+ community members with access to the offering.
- Investors will be divided into four groups, determined by the order they made their indication-of-interest in the Republic Note in 2020.
- The earliest investors from 2020 will receive the earliest access to the offering at 10:30 AM ET, with each of the subsequent groups gaining access every one hour after.

To find out the exact time you will gain access to the offering, please keep an eye out for an email from Republic on Monday, November 21. As the allocation is offered on a first-come-first-served basis, we encourage you to plan accordingly and ensure you are logging in with the Republic account used to indicate your interest in 2020.

Our Operating Principles
After countless conversations, our team understands that there is no single solution to fully honor the overwhelming interest in the Republic Notes with this limited allocation. We want to reiterate that this limited allocation is not meant to be a replacement for the pending Regulation A+ offering. Republic will continue to find other ways towards getting Republic Notes to more of our earliest supporters.

If there is any promise we could make, it is that we are approaching this process keeping in mind the interest of our earliest supporters, with fairness and transparency as our operating principles. In light of recent events, we are ever more grateful for your support and patience, serving as the foundation for our ongoing work with regulators to get more Republic Notes to you in the right way.

Thank you for being a part of our story. We look forward to hearing from you and to the launch of the offering on November 22, 2022.

Cheers,
The Republic Core team
note-support@republic.co

Subject: Republic Note: Updates on our Upcoming Offering

Sent out on November 21, 2022

Hi [name],

You are receiving this email as one of the investors who expressed their interest through our Regulation A+ "testing-the-water" (TTW) offering in 2020. We want to start off by sending our gratitude for your support and early interest in the Republic Note and hope we may be able to get the Republic Note to you in the near future.

Towards that end, we announced last week a plan to offer a limited allocation of the Republic Note, with our early supporters in mind. We plan to launch the reservation offering for this limited allocation today. Regrettably, due to regulatory restrictions that govern our regulated entities, affiliates, and financial services vendors, **we are unable to accept indications of interest from your country of residence for this upcoming offering**.

We deeply value the community's ongoing support and excitement about the Republic Note. We understand that our inability to give you access to tomorrow's offering could be extremely upsetting. We apologize for our shortcomings. It has always been our vision and a core premise of the Republic Note to democratize access to investing to everyone, everywhere. We will continue to work with regulators and our partners towards realizing this vision to get the Republic Note to you in the future.

Should you have had a change of residence since 2020 or any questions for our team, please send us at an email at note-support@republic.co. We appreciate your understanding, and thank you again for your interest and early support of the Republic Note.

Sincerely,
The Republic Core team

Subject: Republic Note: Limited Allocation Access @ 10:30 AM ET, November 22, 2022 ⏰

Sent out on November 21, 2022

.


CONFIDENTIAL — DO NOT SHARE
This email contains exclusive information about how to access the upcoming Republic Note offering


Dear [],

We are excited for the launch of the reservation offering for a limited allocation of Republic Note tomorrow, November 22, 2022! You are receiving this email alongside ~2,000 other investors who were the earliest to indicate interest in the Republic Note in 2020, giving you the earliest access to make investment commitments.

This email includes important information about how and when you may access. Details below ⬇




Your exclusive access to the offering will begin
at **10:30 AM ET, November 22, 2022**.


How to Participate
At your time of access, you will receive an email from us with the link to the offering page.

Since only a limited allocation is available on a first-come-first served basis, below are a few tips to ensure you may make an investment commitment early:
1. Find out the equivalent access time in your local timezone
2. Check your inbox and spam folder to ensure you do not miss the access email
3. Log in to your Republic account
   a. Only accounts used in the 2020 Regulation A+ TTW offering may make investment commitments during this time

As a reminder, this is a separate offering from the Regulation A+ testing-the-waters offering in 2020. While the same Republic account is required to participate, you may freely adjust your investment amount, whether you are investing as an individual or an entity, the investing entity, and/or payment method at the time of investment.

We will provide an additional group of investors with access to the offering every hour after you receive access. Should the allocation fill up before you make an investment commitment, you may join the waitlist to receive access in case other investors cancel their commitments. We may also impose a lower maximum investment amount per investor when the offering starts accepting investments to ensure as many members of our community as possible can own the Republic Notes.

Please note that at this time, **no** Republic representative will ask you to send cash, crypto, or other items of value. If you see any attempts to solicit payments from a non-Republic source, please report it to us. If you have any questions, please check out our updated Republic Note FAQs or email us at note-support@republic.co.

Cheers,
The Republic Core team
note-support@republic.co

Disclaimer: Republic Core LLC ("Core") provides technology and support services to OpenDeal Inc. and its affiliates (collectively, the "Republic Ecosystem"). Republic Note holders and as well as users of the site and services maintained by the Republic Ecosystem, regardless of and their activities on or relating to the Republic Ecosystem, are subject to the applicable terms of service, in their entirety. Core cannot give investment advice, analysis or recommendations with respect to any securities, and is not a registered broker-dealer, funding portal or investment adviser. Securities offerings displayed by Core may be facilitated by its affiliates, OpenDeal Portal LLC d/b/a Republic, or OpenDeal Broker LLC d/b/a The CapitalR, Republic Maximal LLC dba Republic Capital and its affiliates, Republic Deal Room Advisor LLC or by a third-party issuer. This email is intended only for accredited investors with a pre-existing relationship with the Republic Ecosystem. Please notify the sender immediately if you have received this e-mail by mistake, then delete it. Private investments are risky and illiquid, never invest more than you can afford to lose, consult with your trusted advisors and do your own diligence before investing.

No money or other consideration is being solicited at this time in connection with any potential Regulation A offering or Regulation CF and, if tendered, will not be accepted. No offer to buy securities under any regulatory exemption, including Regulation A, can be accepted and no part of the purchase price can be received until an offering statement is qualified with the SEC for a Regulation A offering or a Form C is filed with the SEC for a Regulation CF offering. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the qualification date. Any indication of interest in Core's offering involves no obligation or commitment of any kind.

Subject: Republic Note Offering Update: Fully Reserved, Waitlist Restored

Planned for November 22, 2022

CONFIDENTIAL — DO NOT SHARE

Dear [],

It has been our honor once again to have our community show up and show your support for the Republic Note. Thanks to your overwhelming interest, the limited allocation has now been fully reserved.

The waitlist for this offering is now open, and we have fixed an issue that blocked investors from joining this waitlist. If you encountered any troubles previously, please try again using the offering link below.

republic.com/note-2022

What Next?
For investors who were able to make a reservation
You will receive a notice from Republic Core if and when the offering has been converted to an investment offering upon an applicable Form C has been filed with the SEC. Until then, no investments or other considerations are being solicited by Republic Core. Please note that reservation is neither final nor guaranteed, and we may choose to lower the offering's maximum investment amount per investor when we start accepting investments in order to allow room for more people to join from the waitlist

For investors in the waitlist
It is Republic Core's intention to allow as many interested community members as possible to participate. We are exploring multiple paths that may allow more investors into the offering, including lowering the maximum investment amount per investor for the offering. While we cannot guarantee any individual waitlisted reservation will ever make it off of the waitlist, we are hopeful that many who would like to will be able to participate if and when the offering begins accepting investment commitments.

If you have any questions about the Republic Note, please feel free to upload them to the Discussion section of the offering page.
If you have any other questions about accessrepub to the offering, please email us at note-support@republic.co.

Thank you,
The Republic Core team
note-support@republic.co

Disclaimer: Republic Core LLC ("Core") provides technology and support services to OpenDeal Inc. and its affiliates (collectively, the "Republic Ecosystem"). Republic Note holders and as well as users of the site and services maintained by the Republic Ecosystem, regardless of and their activities on or relating to

Subject: Republic Note Offering LIVE 🚨 Exclusive Access Granted 🚨

Sent November 22, 2022.
.



Dear [],

The reservation offering for a limited allocation of the Republic Note is now LIVE! We are excited to present you with early, exclusive access to the offering.

[View the Offering]

Important Details
- Access is exclusive for a **limited time only**:
  - Every hour, an additional group of 2,000+ investors who indicated interest in the Republic Note in 2020 will receive offering access
    - The order of receiving access is determined by the order in which reservations in the 2020 Regulation A+"testing-the-waters" (TTW) offering were made
  - You must be logged into the Republic account used in the 2020 offering
- You may freely adjust the proposed investment amount, investing entity/individual, and/or choice of payment method (ACH, wire, or credit card) from those indicated in the 2020 TTW offering
- Reservation amount is neither final nor guaranteed, as we may choose to lower the offering's maximum per-investor investment amount to give more members access to the Republic Note
- No payment is being solicited at the moment
  - You will be asked to confirm and fund your investment commitment only once the offering starts accepting investments

Frequently Asked Questions (Link)
Q: Are the Republic Notes currently offered different from those offered in the 2020 Regulation A+ TTW offering?
A: No, all Republic Notes are the same. The current limited allocation of Republic Notes are intended to be offered at the same price as in 2020, only under a different regulatory exemption.

Q: Is this offering going to replace the pending Republic Note offering under Regulation A+?
A: No. However, there is no guarantee that we will be able to offer the Republic Note under Regulation A+ and/or fulfill the interest expressed through the 2020 TTW offering.

If you have any questions about the Republic Note, please feel free to upload them to the Discussion section of the offering page.

If you have other questions about payment, paperwork, or other offering logistics, please email us at note-support@republic.co.

Cheers,
The Republic Core team
note-support@republic.co




LIVE: Republic Note Offering
Exclusive access unlocked to make reservations in a newly launch Republic Note offering. Limited allocation only.

now


 **Republic**

Campaign tools ⌄

Republic Note

Republic's own digital security: a profit-sharing instrument with finite supply



Play

❌ **$10,000 cancelled**

View reservation   ⓘ **Support**







✓ **FULLY RESERVED**

$3,000,000

Offering fully reserved   i

945

Reservations

❌ **$10,000 cancelled**

View reservation   ❓ **Support**

❌ **$10,000 cancelled**

View reservation   ❓ **Support**

❌ **$10,000 cancelled**

View reservation

⦸ **Support**

$10,000 cancelled

View reservation   Support

❌ **$10,000 cancelled**

View reservation   ❓ **Support**

$10,000 cancelled

View reservation

Support

✕ $10,000 cancelled

View reservation   ? **Support**

❌ **$10,000 cancelled**

View reservation   ? **Support**

❌ **$10,000 cancelled**

View reservation   ❓ **Support**

Highlights

Republic is offering up a limited allocation of the Republic Note to its earliest supporters, with priority access given to those who indicated an interest in purchasing the Republic Notes in 2020.

Investment highlights:

- Notable backing, including being the first investment made by Binance Labs
- Finite supply: only 800M total Republic Notes, with 30% locked until 2023
- Same price as in 2020's public offering, intended for our early supporters
- Share in the profits when select Republic portfolio companies succeed
- 600+ deals completed | Community of 2.5M+ | $1.5B+ GTV since 2012

Republic's own digital security

Republic is uniquely positioned within the private investing ecosystem, leveraging its various partners, communities, and investors to scale and grow. Republic Notes sit at the heart of the Republic ecosystem and capture some of its value.

Each Republic Note gives its holder fractional ownership of the profits from investments made by certain lines of businesses within Republic.



❌ **$10,000 cancelled**

View reservation   ❓ Support



Problem

The world's first global investing platform

Republic has provided access to hundreds of investment opportunities across startups, gaming, real estate, & crypto



Today, the Republic ecosystem has facilitated:

- Over $1.5 billion in investments,

- From more than 2.5 million global community members,

- From more than 100 countries around the world.

As we grow as a firm and pursue more exclusive investment opportunities, the Republic Note exemplifies our

⊗ **$10,000 cancelled**

| View reservation | ⑦ **Support** |

Economic framework



Republic Note

How do Republic Note holders make money?

Republic Note is a profit-sharing digital security that gives investors a derivative right to the economic upside of certain business lines within the Republic ecosystem.

Liquidity events

When certain companies in which Republic has invested have an exit that generates cash proceeds, a portion accrues to Republic Notes.



Dividends

Every time the accrual reaches $2M in aggregate, pro-rata distributions will be made to all holders of Republic Notes.



Limited quantity

No more than 800 million Republic Notes will ever be minted, and 30% of them are locked until 2023. Because supply is finite, if demand for Republic Notes rises, then their value may rise.



❌ **$10,000 cancelled**

View reservation　　　　　　? **Support**

Own a part of our portfolio's successes

Republic has the potential to realize profits each time one of the companies we invested in or helped fundraise—past, present, and future—gets acquired at a premium or goes public. Portions of the profits from these investments will get distributed to Republic Note holders.

Republic Capital

(Republic Maximal LLC and its subsidiaries, including Republic Capital Adviser LLC)

Republic Capital is Republic's private investing arm that invests in a non-obvious future across deep tech, fintech, and web3. Since we began in 2018, Republic Capital has made investments in over 150 projects, at points managing over $1 billion worth of assets.*

Below are select companies belonging to Republic Capital's portfolio. You may view the most updated portfolio on Republic Capital's website.



The above companies are selected as a sample of Republic Capital's investments, constituting of "value add" strategic investments placed by Republic Capital Adviser LLC. In each case, Republic Capital or its affiliates hold a board seat, has introduced a keystone client or investor or has provided material support outside of its investment of capital to the applicable portfolio company. Past performance is not necessarily indicative of future performance. It should not be assumed that recommendations made in the future will be profitable or equal to that of the performance of the securities selected. Each time a company from the Republic Capital portfolio exits, 25% of Republic Capital's profits is accrued to the pool of proceeds to be distributed to Republic Note holders.

❌ **$10,000 cancelled**

View reservation   ⦵ **Support**

investment strategies and exclusion of certain funds and accounts, or any part of net asset value or capital commitment thereof, from the related AUM calculations. Certain of these differences are, in some cases, required by applicable regulation.

Republic US Funding Portal

(OpenDeal Portal, LLC)

The US Funding Portal ("Portal") has been central to our mission to democratize investing. Since its inception, the Portal has helped over 350 companies raise funds from their community, regardless of accreditation statuses.

Republic often receives a small percentage of the total raise for each offering it hosts in terms of securities commission. Each time a company that have raised funds through the US Funding Portal exits, 100% of the profits from Republic's holding gets added to the Republic Note dividend pool.

Below are select companies that have raised funds through Republic US Funding Portal. New companies are added regularly, and you may view a list of previous offerings on the Republic website.

   

   

   

The above is a selective snapshot of previous offerings hosted through the US Funding Portal. Past performance is not indicative of future performance.

Our ecosystem

Building a world of opportunity

❌ **$10,000 cancelled**

| View reservation | ❓ **Support** |

The Republic Note sits at the center of Republic, an ecosystem of businesses working to create a world where investment and ownership are truly accessible to everyone, everywhere. Started with a retail funding portal, Republic has since expanded into a full-stacked investment ecosystem that also services private businesses across sectors with institutional and accredited-only financing products. Our different business lines have facilitated in total over 1.5B in gross transaction volume since 2012.



Cumulative gross global transaction volume

Figures represented are reported as estimates from each business line and have not been audited. Figures include the volume transacted through Seedrs, which was acquired by Republic in

... Read more

Distribution

Upcoming launch:

Introducing the

❌ **$10,000 cancelled**

View reservation   ⊘ Support

intended to hold all digital assets issued through the Republic platform in the future.



Republic Wallet

A cross-chain wallet with unique attributes.

Cross-chain

Currently supports Algorand- and Ethereum-based tokens, with plans to expand to other chains in the near future

Non-custodial

A self-custodial (also called a non-custodial) wallet, which means that only the user has access to the private key. You will own your key and your Republic Notes.

Recoverable password

If the user's wallet password is lost or corrupted, they may contact Republic to set up a new wallet and be reissued their Republic Note allocation upon providing the necessary information for identity verification.

The Republic Wallet is undergoing audits performed by Quantstamp, a leading provider in blockchain security so as to ensure optimal protection of users' information and assets. Once the audit is completed, the Republic Wallet scheduled for launch in the first half of 2023. The Republic Notes purchased through this offering will be distributed to users' Republic Wallet following its launch, making them the first assets to be held by the Wallet.*

*Distribution timeline may be subject to delays... Read more

Market

Work on your market section

Vision and strategy

Leading the transformation of digital finance

Venture capital used to be an exclusive sports amongst the wealthiest. Republic is here to change that, and to help anyone, anywhere own a piece of anything they're passionate about—from a startup building climate change solutions, to an album from their favorite musician, and anything in between.

And in the process, we're supporting the brilliant entrepreneurs behind tomorrow's biggest companies.

Republic's vision of democratizing investing and transforming entrepreneurship into a shared economy has been featured on CNBC, Bloomberg, Yahoo! Finance, CNN, the Korea Times and numerous other media

⊗ **$10,000 cancelled**

View reservation   ⑦ Support

Funding

A robust network of renowned venture capital firms, strategic investors,

and our very own retail investor community.

In an industry as regulated and important as blockchain and private investing — and for a company with a vision as far-reaching as Republic — it is critical that it aligns itself with the most reputable partners in all aspects of its business.

The parent company of the Republic Note, Republic, has received investments from notable investors

Seeded by AngelList and founded by AngelList alums, Republic has a close relationship with AngelList and its affiliated companies CoinList and Product Hunt. The Republic Note was also one of the first investments made by Binance Labs, Binance's venture arms, and is backed by the Algorand... Read more

Team and leadership

Built by a team of 400+ employees

❌ **$10,000 cancelled**

View reservation   ⊘ Support

building. The Republic team of 400+ full-time team members honed their expertise at reputable tech startups, respected law firms, and leading financial institutions. Many are founders, and collectively they speak over a dozen languages and hold degrees from some of the best universities in the world.

Recognizing that it takes a village to build a community, Republic has also fostered a growing network of advisors who are leaders in tech (... Read more

Summary

Work on your summary section

Add new section

Bonus perks ⓘ

If Republic Note launches an offering and you complete an investment, you may receive perks.

About Republic Note

Legal Name	Republic Core LLC
Founded	Jun 2019
Form	Delaware LLC
Employees	8
Website	republic.com
Social Media	🐦 📷 in f ♪
Headquarters	149 5th Ave, Floor 10, New York, NY, United States 10010

Republic Note Team

❌ **$10,000 cancelled**

View reservation   ❓ **Support**



Jon Knipper
Principal Executive Officer
and Principal Accounting
Officer, Republic Core

Giving everyone access to early-stage startup investing



FAQ For investors

Learn more about the Republic Note!

Why invest

How it works Learn more about the Republic Note!

FAQ Please see here for more detail on the Republic Note.

Risks

Privacy policy

Accessibility

Cookie Preferences

Crypto

For investors

For companies

How it works

Token DPA

For startups

Why raise

Learn

FAQ

Instruments

Crowd SAFE

Company

About

Journal

Events

Contact

We're hiring!

Refer a startup, get $2,500

This site (the "Site") is owned and maintained by OpenDeal Inc., which is not a registered broker-dealer. OpenDeal Inc. does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included on this Site is the responsibility of, the applicable issuer of such securities. The intermediary facilitating the offering will be identified in such offering's documentation.

All funding-portal activities are conducted by OpenDeal Portal LLC doing business as Republic, a funding portal which is registered with the US Securities and Exchange Commission (SEC) as a funding portal (Portal) and is a member of the Financial Industry Regulatory Authority (FINRA). OpenDeal Portal LLC is located at 149 E 23rd St #2001, New York, NY 10010, please check out background on FINRA's Funding Portal page.

All broker-dealer related securities activity is conducted by OpenDeal Broker LLC, an affiliate of OpenDeal Inc. and OpenDeal Portal

❌ **$10,000 cancelled**

View reservation   ? **Support**

Certain pages discussing the mechanics and providing educational materials regarding regulation crowdfunding offerings may refer to OpenDeal Broker LLC and OpenDeal Portal LLC collectively as "Republic", solely for explanatory purposes.

Neither OpenDeal Inc., OpenDeal Portal LLC nor OpenDeal Broker LLC make investment recommendations and no communication, through this Site or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investment opportunities posted on this Site are private placements of securities that are not publicly traded, involve a high degree of risk, may lose value, are subject to holding period requirements and are intended for investors who do not need a liquid investment. Past performance is not indicative of future results. Investors must be able to afford the loss of their entire investment. Only qualified investors, which may be restricted to only Accredited Investors or non-U.S. persons, may invest in offerings hosted by OpenDeal Broker.

Neither OpenDeal Inc., OpenDeal Portal LLC nor OpenDeal Broker LLC, nor any of their officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information on this Site or the use of information on this site. Offers to sell securities can only be made through official offering documents that contain important information about the investment and the issuers, including risks. Investors should carefully read the offering documents. Investors should conduct their own due diligence and are encouraged to consult with their tax, legal and financial advisors.

By accessing the Site and any pages thereof, you agree to be bound by the Terms of Use and Privacy Policy. Please also see OpenDeal Broker's Business Continuity Plan and Additional Risk Disclosures. All issuers offering securities under regulation crowdfunding as hosted by OpenDeal Portal LLC are listed on the All Companies Page. The inclusion or exclusion of an issuer on the Platform Page and/or Republic's Homepage, which includes offerings conducted under regulation crowdfunding as well as other exemptions from registration, is not based upon any endorsement or recommendation by OpenDeal Inc, OpenDeal Portal LLC, or OpenDeal Broker LLC, nor any of their affiliates, officers, directors, agents, and employees. Rather, issuers of securities may, in their sole discretion, opt-out of being listed on the Platform Page and Homepage.

Investors should verify any issuer information they consider important before making an investment.

Investments in private companies are particularly risky and may result in total loss of invested capital. Past performance of a security or a company does not guarantee future results or returns. Only investors who understand the risks of early stage investment and who meet the Republic's investment criteria may invest.

Neither OpenDeal Inc., OpenDeal Portal LLC nor OpenDeal Broker LLC verify information provided by companies on this Site and makes no assurance as to the completeness or accuracy of any such information. Additional information about companies fundraising on the Site can be found by searching the EDGAR database, or the offering documentation located on the Site when the offering does not require an EDGAR filing.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. Therefore, when you use the Services we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, passport or other identifying documents.

Republic and its affiliates are not and do not operate or act as a bank. Certain banking services are provided by BankProv, member FDIC / member DIF. Digital (crypto) assets and investment products are not insured by the FDIC, may lose value, and are not deposits or other obligations of BankProv and are not guaranteed by BankProv. Terms and conditions apply.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered

⊗ **$10,000 cancelled**

View reservation

? **Support**

Invest in startups using your credit card



Made in SF/NYC

❌ **$10,000 cancelled**

View reservation

❓ **Support**

	**Republic**

Company Name: Republic Note

Logo



Headline: Republic's own digital security: a profit-sharing instrument with finite supply

Slides

Tags: Fintech & Finance, Marketplace, Crypto, Blockchain, AAPI Founders, Companies

Summary

Republic Core is offering up a limited allocation of the Republic Note to its earliest supporters, with priority access given to those who indicated an interest in purchasing the Republic Notes in 2020.

Investment highlights across the Republic ecosystem:

- Notable backing, being amongst the first investments made by Binance Labs
- Finite supply: only 800M total Republic Notes, with 30% locked until 2023
- Same price as in 2020's public offering, intended for our early supporters
- Share in the profits when select Republic portfolio companies succeed
- 600+ deals completed | 2M+ users | $1B+ GTV since 2012

Custom

Republic's own digital security

Republic is uniquely positioned within the private investing ecosystem, leveraging its various partners, communities, and investors to scale and grow. Republic Notes sit at the heart of the Republic ecosystem and capture some of its value.

Each Republic Note gives its holder fractional ownership of the profits from investments made by certain lines of businesses within Republic.



Republic Ecosystem

A global private investing platform

Republic has provided access to hundreds of investment opportunities across startups, gaming, real estate, & crypto



Today, the Republic ecosystem has facilitated:

- Over $1 billion in investments,
- From more than 2 million global community members,
- From more than 100 countries around the world,

- From more than 100 countries around the world.

As we grow as a firm and pursue more exclusive investment opportunities, the Republic Note exemplifies our ongoing commitment to democratizing venture capital by creating an opportunity for the Republic community to share in a portion of Republic's future success.

The Republic Note is issued by Republic Core, an entity within the Republic Ecosystem responsible for providing technology and business services powering the entire ecosystem.

Economic Framework

Republic Note



How do Republic Note holders make money?

Republic Note is a profit-sharing digital security that gives investors a derivative right to the economic upside of certain business lines within the Republic ecosystem.

Liquidity events



When certain companies in which Republic has invested have an exit that generates cash proceeds, a portion accrues to Republic Notes.

Dividends



Every time the accrual reaches $2M in aggregate, pro-rata distributions will be made to all holders of Republic Notes.

Limited quantity



No more than 800 million Republic Notes will ever be minted, and 30% of them are locked until 2023. Because supply is finite, if demand for Republic Notes rises, then their value may rise.

Portfolio

Own a part of our portfolio's successes

Republic has the potential to realize profits each time one of the companies we invested in or helped fundraise—past, present, and future—gets acquired at a premium or goes public. Portions of the profits from these investments will get distributed to Republic Note holders.

Republic Capital

(Republic Maximal LLC and its subsidiaries, including Republic Capital Adviser LLC)

Republic Capital is Republic's private investing arm that invests in a non-obvious future across deep tech, fintech, and web3. Since we began in 2018, Republic Capital has operated over 150 investment vehicles, at points managing over $1 billion worth of assets.* Below are select companies belonging to Republic Capital's portfolio. You may view the most updated portfolio on Republic Capital's [website](#).



The above companies are selected as a sample of Republic Capital's investments, constituting of "value add" strategic investments placed by Republic Capital Adviser LLC. In each case, Republic Capital or its affiliates hold a board seat, has introduced a keystone client or investor or has provided material support outside of its investment of capital to the applicable portfolio company. Past performance is not necessarily indicative of future performance. It should not be assumed that recommendations made in the future will be profitable or equal to that of the performance of the securities selected.

Each time a company from the Republic Capital portfolio exits, 25% of Republic Capital's profits is accrued to the pool of proceeds to be distributed to Republic Note holders.

* The asset under management for Republic Capital, or any specific fund, account or investment strategy presented on this page may differ from any comparable AUM disclosure in other non-public or public sources (including public regulatory filings) due to, among other factors, methods of net asset value and capital commitment reporting, differences in categorizing certain funds and accounts within specific investment strategies and exclusion of certain funds and accounts, or any part of net asset value or capital commitment thereof, from the related AUM calculations. Certain of these differences are, in some cases, required by applicable regulation.

Republic US Funding Portal

(OpenDeal Portal, LLC)

The US Funding Portal ("Portal") has been central to our mission to democratize investing. Since its inception, the Portal has helped over 350 companies raise funds from their community, regardless of accreditation statuses.

Republic often receives a small percentage of the total raise for each offering it hosts in terms of securities commission. Each time a company that have raised funds through the US Funding Portal exits, 100% of the profits from Republic's holding gets added to the Republic Note dividend pool.

Below are select companies that have raised funds through Republic US Funding Portal. New companies are added regularly, and you may view a list of previous offerings on the Republic [website](#).

   

   

   

The above is a selective snapshot of previous offerings hosted through the US Funding Portal. Past performance is not indicative of future performance.

Our Ecosystem

Pitch text

Building a world of opportunity

Republic: A Global Ecosystem

The Republic Note sits at the center of Republic, an ecosystem of businesses working to create a world where investment and ownership are truly accessible to everyone, everywhere. Started with a retail funding portal, Republic has since expanded into a full-stacked investment ecosystem that also services private businesses across sectors with institutional and accredited-only financing products. Our different business lines have facilitated in total over $1B in gross transaction volume since 2012.

Cumulative gross global transaction volume



Figures represented are reported as estimates from each business line and have not been audited. Figures include the volume transacted through Seedrs, which was acquired by Republic in September 2022. No offerings hosted by Seedrs or any Republic affiliates, other than OpenDeal Portal LLC and Republic Maximal LLC and its subsidiaries, contributes to the Republic Note.

In 2021, Republic closed two funding rounds, including a $36M Series A round in March led by Galaxy Interactive and a $150M Series B round in November led by Valor Equity Partners. Leveraging this momentum for growth, Republic announced the acquisition of UK equity crowdfunding business Seedrs in December 2021, jointly becoming the world's first global private investment platform.

Distribution

Upcoming launch:

Introducing the

Republic Wallet

Republic Core has spent the past year building the Republic Wallet, our proprietary, non-custodial wallet intended to hold all digital assets issued through the Republic platform in the future.



Republic Wallet

A cross-chain wallet with unique attributes.

Cross-chain

Currently supports Algorand- and Ethereum-based tokens, with plans to expand to other chains in the near future

Non-custodial

A self-custodial (also called a non-custodial) wallet, which means that only the user has access to the private key. You will own your key and your Republic Notes.

Recoverable password

If the user's wallet password is lost or corrupted, they may contact Republic to set up a new wallet and be reissued their Republic Note allocation upon providing the necessary information for identity verification.

The Republic Wallet is undergoing audits performed by Quantstamp, a leading provider in blockchain security so as to ensure optimal protection of users' information and assets. Once the audit is completed, the Republic Wallet scheduled for launch in the first half of 2023. The Republic Notes purchased through this offering will be distributed to users' Republic Wallet following its launch, making them the first assets to be held by the Wallet.*

*Distribution timeline may be subject to delays dependent on the progress of the audit or any other technical complexities that may arise.

Vision And Strategy

Leading the transformation of digital finance

Venture capital used to be an exclusive sports amongst the wealthiest. Republic is here to change that, and to help anyone, anywhere own a piece of anything they're passionate about—from a startup building climate change solutions, to an album from their favorite musician, and anything in between.

And in the process, we're supporting the brilliant entrepreneurs behind tomorrow's biggest companies.

Republic's vision of democratizing investing and transforming entrepreneurship into a shared economy has been featured on CNBC, Bloomberg, Yahoo! Finance, Business Insider, the Korea Times and numerous other media channels. Its tokenization framework, including the Republic Note, has been reported in the Wall Street Journal, Fortune, GoogleTalks, CoinDesk and many more.

Funding

A robust network of renowned venture capital firms, strategic investors,

and our very own retail investor community.

In an industry as regulated and important as blockchain and private investing — and for a company with a vision as far-reaching as Republic — it is critical that it aligns itself with the most reputable partners in all aspects of its business.

  

  

 

 

The parent company of the Republic Note, OpenDeal Inc. dba Republic or "Republic Parent", has received investments from notable investors

Seeded by AngelList and founded by AngelList alums, Republic has a close relationship with AngelList and its affiliated companies CoinList and Product Hunt. The Republic Note was also one of the first investments made by Binance Labs, Binance's venture arms, and is backed by the Algorand Foundation.

Republic Parent later went through several financing rounds, receiving the backing of industry-renowned institutions such as Galaxy Digital, and Valor Equity Partners (who led Republic's $150M Series B funding round announced in December 2021).

Team And Leadership

Built by a team of 300+ employees

Across our family of companies, every team member at Republic plays an instrumental role in growing the Republic ecosystem and, in turns, adds value to the Republic Note.

Ours is a team with extensive experience in investment, blockchain, law, engineering, and community building. The Republic team of 300+ full-time team members honed their expertise at reputable tech startups, respected law firms, and leading financial institutions. Many are founders, and collectively they speak over a dozen languages and hold degrees from some of the best universities in the world.

Recognizing that it takes a village to build a community, Republic has also fostered a growing network of advisors who are leaders in tech (such as Naval Ravikant of AngelList and Alexis Ohanian, Founder of Reddit), government (such as Jack Bienko of U.S. Small Business Administration), media (such as Randi Zuckerberg, prominent businesswoman and CEO of Zuckerberg Media), and impact (such as Shiza Shahid, former CEO of the Malala Fund).

Republic's advisors and partners are mentors and allies to its core team, sharing the knowledge and influence needed for Republic to build a next-generation investment bank. One that curates investment opportunities through the lens of access, inclusion, and sustainable growth. One that enables and encourages everyone, everywhere to invest in innovations and teams that may shape our future.

Team   Jon Knipper Principal Executive Officer and Principal Accounting Officer, Republic Core

Perks

FAQ   Learn more about the Republic Note! Please see here for more detail on the Republic Note.

EXHIBIT D

LLC Operating Agreement

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

REPUBLIC CORE LLC

Dated as of January 1, 2023

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF
REPUBLIC CORE LLC

This second amended and restated **LIMITED LIABILITY OPERATING COMPANY AGREEMENT** (as the same may be amended and/or restated in accordance with the terms hereof, this "**Agreement**") of Republic Core LLC, a Delaware limited liability company (the "**Company**"), is entered into effective as of [date], 2022 (the "**Effective Date**") by and among OpenDeal Inc. (the "**Managing Member**"), and the other Persons who have executed this Agreement and have been admitted as a member of the Company (each, a "**Member**" and, together with the Managing Member, the "**Members**").

WHEREAS, the Company was formed as Republic Block LLC by Kendrick Nguyen ("Nguyen") under the laws of the State of Delaware by the filing of the Certificate of Formation (as the same may be amended from time to time, the Certificate of Formation") on March 8, 2019 (the "Formation Date") with the Secretary of State of Delaware;

WHEREAS, the Company was governed by the terms of that certain original Operating Agreement dated as of March 8, 2019 (the "Original Agreement");

WHEREAS, on May 1, 2019, pursuant to that certain Withdrawal and Assignment Agreement ("W&A Agreement"), OpenDeal Inc. became a Member of the Company as of the Formation Date, and Nguyen withdrew as a Member of the Company, as of the Formation Date, leaving OpenDeal Inc. as the sole Member;

WHEREAS pursuant to that W&A Agreement, OpenDeal Inc. continued the terms of the Original Agreement;

WHEREAS, OpenDeal Inc., as the sole Member and Manager, on March 1, 2020 amended and restated the Original Agreement in its entirety to reflect changes to the rights and obligations of the Member and to rename the Company "Republic Core LLC" (the "First Amended Agreement");

WHEREAS, OpenDeal Inc., as the sole Member and Manager, wishes to amend and restate the First Amended Agreement in its entirety to govern the business and affairs of the Company, to admit new Members and to reflect changes to the rights and obligations of the Members and others from and after the date hereof;

NOW THEREFORE, in order to provide for the organization and governance of the Company, and in consideration of the agreements, representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Members, intending legally to be bound, hereby agree as follows:

I. DEFINITIONS

Certain capitalized terms used herein are defined parenthetically in this Agreement. Capitalized terms used but not defined parenthetically herein are defined in this Article I. Any capitalized terms not defined herein shall have the meaning given to such terms in the Offering Statement (as described below). Whenever appropriate in the context, terms used in this Agreement in the singular also include the plural, and vice versa, and each masculine, feminine or neuter pronoun shall also include the other genders. Unless otherwise expressly stated herein, all references to the term "including" shall be deemed to be interpreted as meaning "including, without limitation." Unless otherwise expressly stated herein, all references to the phrase "applicable law" shall be deemed to include provisions of rules and regulations promulgated under applicable law. Except as otherwise expressly provided herein, all references herein to any contract, agreement, law, rule, regulation or other document shall refer to such contract, agreement, law, rule, regulation or other document as amended from time to time.

1.1 "**Act**" shall mean the Limited Liability Company Act of the State of Delaware, as from time to time amended.

1.2 "**Affiliate**", when used with respect to any particular Person, shall mean (i) any Person or group of Persons acting in concert that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with such particular Person, (ii) any Person that is an officer, partner, member or trustee of, or serves in a similar capacity with respect to, such particular Person or of which such particular Person is an officer, partner, member or trustee or with respect to which such particular Person serves in a similar capacity, (iii) any Person that, directly or indirectly, is the beneficial owner of fifty percent (50%) or more of any class of voting securities of, or otherwise has an equivalent beneficial interest in, such particular Person or of which such particular Person is directly or indirectly the owner of fifty percent (50%) or more of any class of voting securities or in which such particular Person has an equivalent beneficial interest or (iv) any relative or spouse of such particular Person. Notwithstanding the foregoing, no Member shall be deemed to be an Affiliate of the other Member by virtue of being a Member of the Company. The definition of "Affiliate" as used in this Agreement shall not be affected by the Regulations under Code Section 752 describing certain "related" parties.

1.3 "**Business Day**" shall mean any day except Saturday, Sunday or any other day on which commercial banks located in New York City, New York are authorized or required by law to be closed for business *provided, however,* that, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to "stay at home", "shelter-in-place", "non-essential employee" or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in the New York City are generally open for use by customers on such day..

1.4 "**Capital Account**" shall mean an account to be established and maintained by the Company for each of the Members as computed from time to time in accordance with Section 5.1(a) hereof.

1.5 "**Capital Contribution**" shall mean, with respect to a Member, an actual, deemed or notional contribution to the capital (whether in cash or otherwise) of the Company made by such Member pursuant to this Agreement.

1.6 "**Clients**" means OpenDeal Portal LLC and Republic Maximal LLC, their successors and subsidiaries, as well as any additional entities that the Company may, in the sole discretion of the Managing Member, designate as Clients in the future.

1.7 "**Code**" shall mean the Internal Revenue Code of 1986, as amended, or any corresponding provision of any succeeding law.

1.8 "**Company Certificate**" shall mean that certain Certificate of Formation of the Company filed with the Office of the Secretary of State of Delaware, as the same may be amended from time to time.

1.9 "**Distributable Amount**" shall mean the total amount of Republic Core Proceeds that the Company has received since its previous distribution (if any) to holders of Class B Membership Interests.

1.10 "**Fair Market Value**" shall mean the amount which a bona fide willing buyer not affiliated with the Company or any Member, with access to any necessary financing would pay a willing seller in an arm's-length transaction, neither being under any compulsion to buy or sell.

1.11 "**Fiscal Year**" shall mean each twelve (12) month period during the term of the Company ending on December 31st.

1.12 "**Fixed Quarterly Cash Fee**" shall mean the fixed amount paid each quarter to the Company by Clients pursuant to the terms of a written master services agreement with each Client.

1.13 "**Intellectual Property Assets**" shall mean (i) any code, marks or intellectual property contributed, licensed or otherwise provided by OpenDeal Inc., to the Company, (ii) all assets acquired from The Next Seed Inc., including but not limited to (A) membership interests in Republic Investment Services LLC (f/k/a NextSeed Services LLC), a Delaware limited liability company, and (B) membership interests in NextSeed Technology LLC, a Delaware limited liability company, (iii) the assets acquired from SheWorx LLC, a Delaware limited liability company, and (iv) the assets acquired from RGL, LLC, a Delaware limited liability company.

1.14 "**Interest**" shall mean, with respect to each Member, all of such Member's (or Substituted Member's) rights, interests, distributions, proceeds, profits and losses which it may own whether now existing or contingent, in or from the Company, including the right of such Member to any and all benefits to which such Member may be entitled and the obligations of such Member, as provided in this Agreement and the Act.

1.15 "**Offering Statement**" shall mean the Company's offering statement on Form 1-A, as qualified by the United States Securities and Exchange Commission on [date].

1.16 "**Officer**" shall mean any person appointed as an officer of the Company with a title customarily held by an officer of a corporation.

1.17 "**Person**" shall mean any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization, or other organization, whether or not a legal entity, and any governmental authority.

1.18 "**Republic Core Proceeds**" shall mean quarterly cash payments that the Company receives pursuant to written master services agreements with Clients, which amounts shall not include the Fixed Quarterly Cash Fee.

1.19 "**Residual Assets**" shall mean all assets of the Company that are not Republic Core Proceeds, the Fixed Quarterly Cash Fee or Intellectual Property Assets.

1.20 "**Securities Act**" shall mean the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, all as the same shall be in effect from time to time.

1.21 "**Treasury Regulations**" shall mean the income tax regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

II. THE COMPANY; THE MANAGING MEMBER

2.1 The Act; The Company Certificate; The Offering Statement. The rights, liabilities and obligations of the Members with respect to the Company shall be determined solely in accordance with the Act, the Company Certificate and this Agreement. To the extent anything contained in this Agreement modifies, supplements or otherwise affects any such right, liability, or obligation arising under the Act, this Agreement shall supersede the Act to the extent not restricted thereby.

2.2 Company Name and Office. The name of the Company shall be Republic Core LLC. The Company may use trade names in the Managing Member's reasonable discretion. The Company shall maintain a registered office in the State of Delaware, and the name and address of the Company's registered agent in the State of Delaware shall be as set forth in the Company Certificate, and the Company may appoint agents for service of process and in all other jurisdictions in which the Company shall conduct business. The principal office of the Company shall be located at 149 Fifth Avenue, Floor 10, New York, New York 10010, or at such other office as the Managing Member shall designate from time to time. The Company may maintain such additional offices as may be designated from time to time by the Managing Member for the purpose of carrying out the business of the Company.

2.3 Purpose of the Company. The Company is organized to engage in any lawful act or carry on any lawful business activity that may be conducted by a limited liability company organized under the Act. The Company shall have the power and authority to do any and all acts necessary, appropriate, proper, advisable, incidental to or convenient in furtherance and accomplishment of the foregoing purpose, including all power and authority, statutory or otherwise, possessed by, or which may be conferred upon, limited liability companies under the laws of the State of Delaware. Without limiting the foregoing, the Company may offer advisory and other technology services, and may operate any business, whether existing, new, or acquired, or other new or ongoing concern.

2.4 Term of the Company. The term of the Company commenced on the date of the filing of the Company Certificate and shall continue in existence in perpetuity, unless its existence is sooner terminated upon dissolution (and subsequent termination of the Company after the winding up of its affairs) as provided in this Agreement.

2.5 Title to Property. Legal title to all assets of the Company shall be taken and at all times held in the name of the Company.

2.6 Rights and Powers of the Managing Member and Other Members.

(a) Powers of the Managing Member. Subject to any limitations under the Act, the Managing Member shall have all specific rights and powers required for the management of the business of the Company including the right to (i) conduct its business, carry on its operations and have and exercise the powers granted by the Act in any state, territory, district or possession of the United States, or in any foreign country, which may be necessary or convenient to effect any or all of the purposes for which it is organized, (ii) acquire by purchase, lease or otherwise any asset which may be necessary, convenient or incidental to the accomplishment of the purposes of the Company, (iii) operate, maintain, finance, improve, construct, own, grant operations with respect to, sell, convey, assign, mortgage, and lease any asset necessary, convenient or incidental to the accomplishment of the purposes of the Company, (iv) execute any and all agreements, contracts, documents, certifications and instruments necessary or convenient in connection with the management, maintenance and operation of the business, or in connection with managing the affairs of the Company, including executing amendments to this Agreement accordance with the terms of this Agreement, (v) borrow money and issue evidences of indebtedness, and secure the payment of the same by mortgage, pledge or other lien on Company assets, but only to the extent that such indebtedness, in the Managing Member's reasonable judgment, based on the advice of counsel to the Company, would not constitute "acquisition indebtedness" within the meaning of Section 514 of the Code, (vi) execute, in furtherance of any or all of the purposes of the Company, any deed, lease, mortgage, deed of trust, mortgage note, promissory note, bill of sale, contract, or other instrument purporting to convey or encumber any or all of the Company's assets, (vii) prepay in whole or in part, refinance, recast, increase, modify or extend any liabilities affecting the assets of the Company and in connection therewith execute any extensions or renewals of encumbrances on any or all of such assets, (viii) care for and distribute funds to the Members, including the

Managing Member, by way of cash income, return of capital, or otherwise, all in accordance with the provisions of this Agreement, and perform all matters in furtherance of the objectives of the Company or this Agreement, (ix) contract on behalf of the Company for the employment and services of Officers, employees and/or independent contractors, such as lawyers and accountants, and delegate to such Persons the duty to manage or supervise any of the assets or operations of the Company, (x) engage in any kind of activity and perform and carry out contracts of any kind (including contracts of insurance covering risks to Company assets and to Officers) necessary or incidental to, or in connection with, the accomplishment of the purposes of the Company, as may be lawfully carried on or performed by a limited liability company under the laws of each state in which the Company is then formed or qualified, (xi) take, or refrain from taking, all actions, not expressly proscribed or limited by this Agreement, as may be necessary or appropriate to accomplish the purposes of the Company, (xii) institute, prosecute, defend, settle, compromise and dismiss lawsuits or other judicial or administrative proceedings brought by or on behalf of, or against, the Company in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith, (xiii) purchase, take, receive, subscribe for or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, lend, pledge or otherwise dispose of, and otherwise use and deal in and with, shares or other interests in or obligations of domestic or foreign corporations, associations, general or limited partnerships, limited liability companies, or individuals or direct or indirect obligations of the United States or of any government, state, territory, government district or municipality or of any instrumentality of any of them, and (xiv) do all other things that a Managing Member is authorized to do under the terms of the Act.

(b) <u>Administrative Duties of the Managing Member</u>. The Managing Member will administer the affairs of the Company as provided for hereunder, and will supervise all aspects of the operations of the Company.

(c) <u>No Restrictions on Business Pursuits of the Managing Member</u>. This Agreement shall not preclude or limit in any respect the right of the Managing Member to engage in or possess any interest in independent business ventures of any kind, nature or description. Neither the Company nor any Member shall have any rights or obligations by virtue of this Agreement with respect to such independent ventures or the profits or losses derived therefrom by the Managing Member.

(d) <u>Governance and Management Rights of Members</u>. All Members other than the Managing Member shall have no governance rights with respect to the Company, and shall have no right to take any action on behalf of the Company (except in their capacity as an Officer, if a Member is also an Officer). No Member other than the Managing Member, shall have any voting rights of any kind whatsoever, including, but not limited to, the right to remove the Managing Member or to appoint or to request the appointment of a new Managing Member. No Member other than the Managing Member shall have any management, control, inspection or distribution rights, except as otherwise provided herein.

(e) <u>Appointment of a New Managing Member</u>. A new Managing Member may only be appointed by the holders of Class A limited liability membership interests in the Company.

III. <u>REPRESENTATIONS AND WARRANTIES</u>

3.1 <u>Representations and Warranties</u>. Each Member acknowledges, represents and warrants to the other Members and to the Company as of the Effective Date as follows:

(a) <u>Power and Authority</u>. Such Member and the individual signing on behalf of such Member (if any) has full legal capacity, power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.

(b) <u>No Conflicts</u>. Neither the execution and delivery by such Member of this Agreement, nor the consummation by such Member of the transactions contemplated hereby:

(i) violates or conflicts with, or constitutes a default under, or results in a breach of, or gives rise to any right of termination, cancellation or acceleration under, or requires any consent, authorization or approval under, any term or provision of any material lien, lease, license, agreement, promissory note, indenture or other material contract to which such Member is a party or by which it or its assets or properties are bound; or

(ii) (A) legally requires such Member to obtain any consent, authorization or approval of, or make any filing with, any governmental agency, body or instrumentality (whether federal, state, local or foreign) or other Person or (B) violates any provision of (1) any statute, rule or regulation (whether federal, state, local or foreign) or (2) any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree to which such Member is a party or to which such Member or any of such Member's assets or properties is subject.

(c) Enforceability. This Agreement is a valid and binding agreement of such Member, enforceable against such Member in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other laws affecting the enforcement of creditors' rights generally, and the application of equitable principles (whether considered in a proceeding at law or in equity).

IV. CAPITAL CONTRIBUTIONS

4.1 Admission to Company. By executing this Agreement or a counterpart thereto, in electronic form or otherwise, each of the Members is admitted as a Member, upon the terms and subject to the conditions set forth in this Agreement and applicable law, including, without limitation, those terms relating to Capital Contributions.

4.2 Capital Contributions. Capital Contributions by a Member upon the Admission of such person as a Member shall be required as and to the extent so required by the Managing Member. The capital contributions, if any, in the form of money, assets, or otherwise, that each Member has made to the Company on or before the date of this Agreement or at any time hereafter shall be properly reflected on the books and records of the Company.

4.3 Ownership of the Company's Assets. The Managing Member shall retain ownership of all of the Company's assets, except as provided in Section 11 of this Agreement.

4.4 Additional Capital Contributions or Loans. No additional Capital Contributions, whether by way of contribution of capital, loan or otherwise, shall be required by the Members. The Managing Member retains the right, in its sole discretion, to cause the Company to accept additional Capital Contributions from any Person, including the Managing Member or any of its Affiliates.

4.5 Additional Members. Additional Persons may be admitted to the Company as members from time to time and in the sole discretion of the Managing Member by the issuance of Interests to such Persons; provided, however, that no Member shall be admitted to receive a Class B Membership Interest until such new Member has completed the Company's subscription process for issuance of Membership Interests, including, but not limited to, execution of Exhibit A hereto. Any such issuances new Class B Membership Interests shall dilute the rights, obligations, preferences, limitations and privileges of the existing Class B Membership Interests on a pro rata basis.

4.6 Liability of Members. The liability of the Members to the Company is limited to their respective aggregate Capital Contributions.

V. MEMBERS; CAPITAL STRUCTURE

5.1 Capital Accounts.

(a) Maintenance of Capital Accounts. A capital account ("**Capital Account**") shall be maintained and adjusted for each Member in accordance with the capital account maintenance rules set forth in Treasury Regulations Section 1.704-1(b)(2)(iv).

(b) Compliance with Treasury Regulations. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event the Managing Member shall determine that it is prudent to modify the manner in which the Capital

Accounts, or any debits or credits thereto, are computed in order to comply with such Treasury Regulations, the Managing Member may make such modification.

5.2 <u>Classes of Interests</u>.

(a) <u>Class A Membership Interests</u>. All of the Class A Membership Interests in the Company shall be owned by the Managing Member. The rights, obligations, preferences, limitations and privileges of the Class A Membership Interests shall be as provided in this Agreement.

(b) <u>Class B Membership Interests</u>. The Company is authorized to create up to 800,000,000 Class B Membership Interests, which may also be referred to as "Republic Notes". The rights, obligations, preferences, limitations and privileges of the Class B Membership Interests shall be as provided in this Agreement; provided, however, that, to the extent anything contained in this Agreement modifies or changes any of the rights, obligations, preferences, limitations and privileges of the Class B Membership Interests as set forth in the Offering Statement in any material manner, the terms of the Offering Statement shall supersede the terms of this Agreement and shall govern such rights, obligations, preferences, limitations and privileges of the Class B Membership Interests.

(c) <u>Other Classes of Membership Interests</u>. The Company may, from time to time, create additional classes of membership interests, subject to the rights, obligations, preferences, limitations and privileges as may be determined by the Managing Member in its sole discretion and as incorporated into this Agreement; *provided, however,* that the creation of an additional class of membership interests may not alter, modify, or amend, in any material manner, the rights, obligations, preferences, limitations and privileges of the Class A Membership Interests or Class B Membership Interests.

5.3 <u>Withdrawal of Capital</u>. No Member shall have the right to withdraw all or any portion of its capital (or the capital of any predecessor member) from the Company.

5.4 <u>No Interest on Capital</u>. No Member shall be entitled to any interest on any capital contributed by it or its predecessor in interest in the Company.

5.5 <u>Allocations</u>.

(a) <u>Allocations to Class B Membership Interests</u>. All Republic Core Proceeds received by the Company, other than Fixed Quarterly Cash Fees, shall be allocated for the benefit of the holders of the Class B Membership Interests, without deduction for any expenses, losses or liabilities incurred by the Company. The Managing Member may not use Republic Core Proceeds for any purpose other than making distributions of the Distributable Amount to holders of Class B Membership Interests. All Republic Core Proceeds will be held by the Company in a segregated bank account and will not be used to pay another obligations or liabilities of the Company other than those described in this Section 5.5(a), except in the event of termination of the Company under Article XI of this Agreement.

(b) <u>Allocations to Class A Membership Interests</u>. Any amounts not allocated to the Class B Membership Interests, including any expenses, losses or liabilities incurred by the Company, shall be allocated to the holders of the Class A Membership Interests.

5.6 <u>Tax Controversies</u>.

(a) The Managing Member is hereby designated as the Company's "partnership representative", as such term is defined in Section 6223 of the Code, and under any comparable provision of state law (the "**Partnership Representative**"), except to the extent the Managing Member does not qualify as the Partnership Representative, in which case the Managing Member shall, in its sole and absolute discretion, designate an alternative Partnership Representative. The Partnership Representative shall have the authority to take any and all actions that the Partnership Representative is authorized to take relating to partnership audits under the Code. The Partnership Representative shall be entitled to take such actions on behalf of the Company in any and all proceedings with the U.S. Internal Revenue Service ("**IRS**") and other tax authorities, and any resulting administrative and judicial proceedings, as it deems to be in the best interests of the Company without regard for

whether such actions result in a settlement of tax matters favorable to some Members and adverse to other Members. The designations made in this Section 5.6(a) are hereby approved by each Member as an express condition to being a Member. The Partnership Representative shall be indemnified by the Company (solely out of Company assets) with respect to any action brought against it in connection with the settlement of any such proceeding.

(b) If any U.S. state or local, or non-U.S. tax law provides for a partnership representative, or a person having similar rights, powers, authority or obligations, the Managing Member, or its designee, shall also serve in such capacity. In all other cases, the Managing Member shall represent the Company in all tax matters to the extent allowed by law.

(c) Expenses incurred by the Partnership Representative in connection with any tax proceeding shall be borne by the Company. Such expenses shall include fees of attorneys and other tax professionals, accountants, appraisers and experts, filing fees and reasonable out-of-pocket costs.

(d) Any decisions made by the Partnership Representative or the Managing Member in a similar capacity as set forth in this Section 5.6, including whether or not to settle or contest any tax matter, whether or not to extend the period of limitations for the assessment or collection of any tax and the choice of forum for such contest shall be made in the Partnership Representative's or the Managing Member's discretion.

(e) In the event of an audit of the Company by the IRS, the Managing Member shall use its commercially reasonable efforts to minimize the likelihood that any Member or former Member will bear any material tax as a result of any audit or proceeding that is attributable to another Member or former Member (other than a predecessor in interest). The Managing Member is hereby authorized to take any action, including making any necessary or appropriate adjustments to this Agreement and to the distributions and allocations under Articles V and VII hereof, to cause the financial burden of any "imputed underpayment" as determined under Section 6225 of the Code ("**Imputed Underpayment**") and associated interest, adjustments to tax and penalties arising from a partnership-level audit adjustment that are imposed on the Company to be borne by the Members and former Members to whom such Imputed Underpayment relates, as determined by the Managing Member after consulting with the Company's accountants or other advisers, taking into account any differences in the amount of taxes attributable to each Member and former Member as a result of such Member's status, nationality or other characteristics. Each Member and former Member hereby severally indemnifies and holds the Company and the Managing Member harmless for such Member's or former Member's respective portion of the financial burden of an Imputed Underpayment as provided for in the foregoing sentence.

(f) The provisions of this Section 5.6 shall survive the termination of the Company (as well as any termination, purchase or redemption of a Member's Membership Interests in the Company for any reason whatsoever), and shall remain binding on the Members and all former members for a period of time necessary to resolve with the appropriate taxing authorities any and all material matters regarding the taxation of the Company and the Members by reason of their Interests.

VI. <u>MANAGEMENT OF THE COMPANY</u>

6.1 <u>Management Generally</u>. The business and affairs of the Company shall be managed by and under the exclusive direction of the Managing Member and all powers of the Company may be exercised exclusively by the Managing Member, subject in all instances to the terms and provisions of this Agreement. No Person other than the Managing Member, or any Person authorized by the Managing Member, shall be authorized to take any action or to execute or deliver any instrument or document on behalf of the Company, and any such authority so granted may be general or limited to specific instances. Any Officer shall have the same power and authority to act on behalf of the Company as an officer holding the same title would customarily have in a corporation organized under the laws of Delaware, unless otherwise prescribed by the Managing Member. The Managing Member shall take all reasonable action as may be necessary or appropriate for the continuation of the Company's valid existence as a limited liability company under the laws of the State of Delaware and of each other jurisdiction in which such existence is necessary to protect the limited liability of the Members or to enable the Company to conduct the business in which it is engaged. The exercise by the Managing Member of any or all of its rights of management under this Agreement shall not in any event affect the Managing Member's status or limited

liability as a limited liability member of the Company. The Managing Member shall devote only so much of its time and attention to the business and affairs of the Company as it deems appropriate.

6.2 Authority of the Managing Member. The Managing Member shall have all rights and powers that may be possessed by a managing member under the Act and shall have the authority to carry out any and all of the objects and purposes of the Company and to perform all acts which it may deem necessary or desirable as provided herein and which are not otherwise prohibited by applicable law.

6.3 Expenses. The Managing Member shall be entitled to reimbursement from the Company for the reasonable, documented expenses of the Company that the Managing Member pays for or incur on behalf of the Company in the course of performing Company business.

6.4 Commingling. The funds and assets of the Company shall not be commingled with the funds or property of any other Person.

VII. DISTRIBUTIONS

7.1 Distributions With Respect to Class B Membership Interests.

(a) At least twice in each twelve-month period (on June 30 and December 31), the Company will calculate the Distributable Amount.

(b) If, at the time of calculation pursuant to Section 7.1(a), the Distributable Amount exceeds $2,000,000, the Company will (i) take a "snapshot" of the holders of record of all Class B Membership Interests, and (ii) distribute to such holders, on a pro rata basis, the total amount of the Distributable Amount, after deducting from such Distributable Amount the reasonably estimated network transaction fees to be paid by the Company in connection with such distribution as well as a flat distribution fee.

(c) If, at the time of calculation pursuant to Section 7.1(a), the Distributable Amount does not exceed $2,000,000, the Company may elect to distribute the Distributable Amount to the holders of record of all Class B Membership Interests, as provided in Section 7.1(b); *provided, however,* that, in the event of a distribution pursuant to the terms of this Section 7.1(c), the Company may not deduct a flat distribution fee from the Distributable Amount.

7.2 Distributions With Respect to Class A Membership Interests. The Company may make distributions of amounts allocated to holders of Class A Membership Interests, as provided in Section 5.5(b) at such times and in such amounts as the Managing Member shall decide, in its sole discretion.

7.3 Tax Withholding. The Company will at all times be entitled to make payments with respect to each Member in amounts required to discharge any obligation of the Company to withhold or make payments to any U.S. federal, state, local or foreign taxing authority ("**Taxing Authority**") with respect to any distribution or allocation of income or gain to such Member and to withhold (or deduct) the same from distributions to such Member. Any funds withheld from a distribution by reason of this Section 7.3 shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement. If the Company makes any payment to a Taxing Authority in respect of a Member hereunder that is not withheld from actual distributions to the Member, then the amount of such payment shall be deducted from the distributions to such Member. Each Member agrees to furnish the Company with any representations and forms as shall reasonably be requested by the Company to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have.

7.4 Restrictions on Distributions. Notwithstanding anything to the contrary contained in this Article VII, the Company shall not make a distribution to the extent that such distribution would violate any law, rule or regulation applicable to the Company or to the extent that, at the time of such distribution and after giving effect to such distribution, all liabilities of the Company (other than liabilities to the Members on account of their Capital Contributions or liabilities for which the recourse of creditors is limited to specific property of the Company) shall exceed the Fair Market Value of the Company assets, except that the Fair Market Value of property that is

subject to a liability for which the recourse of the creditors is limited shall be included in the Company assets only to the extent that the Fair Market Value of such property exceeds that liability.

VIII. ACCOUNTING PROCEDURES

8.1 Fiscal Year. The Fiscal Year shall end on December 31 of each year.

8.2 Books of Account; Reports. At all times during the existence and continuance of the Company, the Managing Member shall cause to be kept accurate, complete, and proper books, records, and accounts pertaining to the Company's affairs, including: (a) a copy of the Company Certificate and all amendments thereto and all powers of attorney pursuant to which any Certificate has been executed, (b) an original copy of the Agreement and all amendments thereto executed by the Managing Member, (c) copies of the Company's federal and state tax returns and financial statements, and (d) the Company's books and records. All books, records, and accounts of the Company shall be kept at its principal office or at such other office as the Managing Member may designate for such purpose; *provided, however,* that the books and records of the Company may be kept, in the sole discretion of the Managing Member and to the extent consistent with the terms of the Act, in electronic, digital or cryptographic form; *and provided further,* that all records of ownership of Class B Membership Interests shall be kept in cryptographic form on the Algorand blockchain.

8.3 Preparation and Filing of Income Tax Returns and Other Writings. The Managing Member shall cause the Company's accountant to prepare, and timely file, all Company tax returns, and shall timely make all other filings required by any governmental authority having jurisdiction to require such filing, the cost of which shall be borne by the Company.

8.4 C Corporation Status. The Company shall be treated as a separate a "C Corporation" for federal, state, local and foreign income tax purposes. The Managing Member agrees to take all reasonable actions, including, but not limited to, the amendment of this Agreement, the execution of other documents and the making of elections under the Code, as may reasonably be required in order for the Company to qualify for and receive such "C Corporation" treatment for income tax purposes, and agrees not to take any actions inconsistent therewith.

IX. TRANSFERS OF INTERESTS

9.1 Transfers of Class B Membership Interests. The holder of a Class B Membership Interest may sell, assign, transfer, dispose, pledge, mortgage, hypothecate, grant a security interest in, or otherwise encumber, either voluntarily, involuntarily or by operation of law (collectively, a "**Transfer**") all or any part of such Interest without the prior written consent of the Managing Member; *provided, however,* that any such Transfer must comply in all respects with the requirements of this Article IX and any other restrictions imposed by the Company in the Offering Statement; *and provided further*, that any Transfer of a Class B Membership Interest must (i) take place on the Algorand blockchain through a digital wallet provided by the Company (a "**Republic Wallet**") unless the Company states otherwise and (ii) provide for the transferee to electronically execute a joinder agreement to this Agreement, in the form attached hereto as Exhibit B (a "**Joinder Agreement**"). Prior to the execution of a Joinder Agreement by the transferee, (x) any purported transfer of a Class B Membership Interest shall have no force or effect and (y) the transferee shall not be treated as a Member for any purpose and shall have no rights whatsoever under this Agreement.

9.2 Transfers of Class A Membership Interests. The holder of a Class A Membership Interest may sell, assign, transfer, dispose, pledge, mortgage, hypothecate, grant a security interest in, or otherwise encumber, either voluntarily, involuntarily or by operation of law (collectively, a "**Transfer of a Class A Membership Interest**") all or any part of such Interest without the prior written consent of the Managing Member; *provided, however,* that any such Transfer of a Class A Membership Interest must comply in all respects with the requirements of this Article IX; *and provided further,* that no Transfer of a Class A Membership Interest shall be effective unless accompanied by the appointment of a new Managing Member.

9.3 Legal Capacity of Assignee; Tax Effects. Anything in this Article IX or elsewhere in this Agreement to the contrary notwithstanding, no Transfer of all or any portion of a Member's Interest shall be made or shall be effective if such Transfer would (in the opinion of the Company's legal counsel, which shall be

conclusive for this purpose): (i) jeopardize the partnership tax status of the Company or (ii) cause the Company to become a "publicly traded partnership" as defined in the Code.

9.4 <u>Legal Matters Relating to Transfers</u>. Anything in this Article IX or elsewhere in this Agreement to the contrary notwithstanding, no Transfer of all or any portion of a Member's Interest in the Company shall be made or shall be effective if such Transfer violates or would (with the passage of time or otherwise) violate any law, regulation, rule or order, including the Securities Act and all other federal or state securities or tax laws.

9.5 <u>Indemnification in Connection with Transfers</u>. To the fullest extent permitted by applicable law, each Member and each assignee of any Interests (or portion thereof) shall indemnify and hold harmless the Company and each Member (including the Managing Member and its Affiliates) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of or arising from any actual or alleged misrepresentation, misstatement of facts or omission to state facts made (or omitted to be made) by such Member or any assignee of a an Interest (or portion thereof) in connection with any Transfer of all or any part of any Interest in the Company, against expenses for which the Company or such other person has not otherwise been reimbursed (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by it or him in connection with such action, suit or proceeding; *provided, however,* that the foregoing indemnification shall not be valid as to any Member who supplied the information which gave rise to any actual misrepresentation, misstatement of facts or omission to state facts. The provisions of this Section 9.5 shall survive the termination of this Agreement and the termination and dissolution of the Company.

X. LIMITATIONS ON LIABILITY;
 INDEMNIFICATION; RIGHT TO CONDUCT OTHER BUSINESS

10.1 <u>Liability of Members</u>. The Members shall have no personal liability for the obligations of the Company, whether to the Company, to each other or to the creditors of the Company. Notwithstanding anything to the contrary contained in this Agreement, the liability of a Member for the operating or other losses of the Company shall in no event exceed, in the aggregate, the amount of such Member's aggregate Capital Contributions and no creditors shall have the right to attach or garnish or compel the contribution by a Member of any additional sums of capital. Nothing contained in this Agreement will, or is intended to or will be deemed to, benefit any creditor of the Company or of any member, and no such creditor will have any rights, interests, or claims hereunder, or be entitled to any benefits hereunder. Except as may otherwise be required by the Act, no Member shall be liable for a return of any distribution to such Member.

10.2 <u>Liability and Indemnification</u>.

(a) To the fullest extent permitted by applicable law, as amended statutorily or interpreted, no Person acting in its capacity as a Member (including the Managing Member and its Affiliates) shall be personally liable to the Company or its members for money damages. No amendment of this Agreement or repeal of any of its provisions shall limit or eliminate the benefits provided to the Members or an "**Authorized Person**" (as defined in the Act) under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

(b) The Company shall, to the fullest extent permitted by applicable law, indemnify and hold harmless each Member (including the Managing Member and its Affiliates), employee and Authorized Person of the Company (in this context, each, an "**Indemnitee**" and, collectively, the "**Indemnitees**") from and against any losses, claims, damages, liabilities or actions ("**Losses**"), joint or several, to which such Indemnitees may be subject by virtue of any act performed by such Indemnitee, or omitted to be performed by any such Indemnitee, in connection with the business of the Company or its formation, and shall reimburse each such Indemnitee for any legal or other expenses reasonably incurred by such Indemnitee in connection with investigating, defending or preparing to defend any such Loss; *provided, however,* that the Company shall not be liable to any Indemnitee for any Loss to the extent that in the final judgment of a court of competent jurisdiction such Loss is found to arise from such Indemnitee's

gross negligence or willful misconduct; *and provided further,* that the Company shall not be liable to any Indemnitee for any Losses relating to or arising from any action brought by one Member against another Member, except for the Managing Member in its capacity as the Managing Member. Expenses incurred by an Indemnitee in defending a civil or criminal action, suit or proceeding arising out of or in connection with this Agreement or the Company's business or affairs shall be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by the Indemnitee to repay such amount plus reasonable interest in the event that it shall ultimately be determined that the Indemnitee was not entitled to be indemnified by the Company in connection with such action. The foregoing rights of indemnification shall not be exclusive of any other rights to which Indemnitee may be entitled. No amendment of this Agreement shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal. The Company may carry insurance protecting it and potential Indemnitees and Authorized Persons from liabilities to third parties, to the extent practicable.

10.3 Indemnification Rights Cumulative. The indemnification rights contained in this Article X shall be cumulative of, and in addition to, any and all rights, remedies and other recourse to which an Indemnitee shall be entitled, whether pursuant to the provisions of this Agreement, at law or in equity. Indemnifications shall be made solely and entirely from the assets of the Company and no Member shall be personally liable to the Indemnitees or Authorized Persons under this Article X.

10.4 Duties and Conflicts. Each Member acknowledges that: (i) the other Members (including the Managing Member) and their respective Affiliates have or may have other business interests, activities and investments, some of which may be in conflict or competition with the business of the Company, and that such Persons are entitled to carry on such other business interests, activities and investments, and (ii) the Members and their Affiliates may engage in or possess an interest in any other business or venture of any kind, independently or with others, on their own behalf or on behalf of other entities with which they are affiliated or associated. Except as provided for herein, neither the Company nor any Member shall have any right, by virtue of this Agreement, in such activities, or the income or profits derived therefrom, and the pursuit of such activities, even if competitive with the business of the Company, shall not be deemed wrongful or improper. In addition, to the fullest extent permitted by the Act and other applicable law, no Member shall be a fiduciary of, or have any fiduciary duties or obligations (or any similar rights or duties) to, the other Members in connection with the Company or this Agreement or such Member's performance of its obligations under this Agreement, and each Member hereby waives to the fullest extent permitted by the Act and other applicable law any rights it may have to claim any breach of any standard of care or duty (fiduciary or other) under this Agreement or in connection with the Company.

XI. TERMINATION

11.1 Dissolution and Termination.

(a) The Company shall be dissolved and its business wound up and terminated on the earlier of:

(i) The date on which the Company is terminated or dissolved by operation of law or judicial decree; or

(ii) The date on which the Managing Member decides, in its discretion, to terminate the Company.

(b) Upon termination of this Agreement and the Company, the Managing Member (or such other Person as shall have authority to so act) shall take all actions necessary to liquidate the Company's assets in an orderly manner and to make and maintain appropriate reserves for then existing and potential obligations and contingent liabilities of the Company. Upon termination for any reason whatsoever, the Company shall thereafter engage in no further business other than that necessary to wind up the business of the Company and to distribute the Company's assets.

11.2 Proceeds from Liquidation. Net proceeds from liquidation (after payment of expenses and the taking of reasonable reserves, each as determined by the Managing Member) shall be applied promptly after receipt in the following order of priority:

(a) Company Debts. First, to pay all debts or other evidences of indebtedness of the Company, including any loans from a Member;

(b) Reserves. Second, to establish reserves that the Managing Member deems reasonably necessary or appropriate for contingent liabilities of the Company; and

(c) Remaining Distributions. Thereafter, all net liquidation proceeds shall be distributed to the Members in the following order of priority:

(i) First, one hundred percent (100%) of the Republic Core Proceeds that constitute a Distributable Amount (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests, and zero percent (0%) of the Republic Core Proceeds (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests;

(ii) Then, one hundred percent (100%) of the Company's Intellectual Property Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and zero percent (0%) of the Company's Intellectual Property Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests;

(iii) Thereafter, one hundred percent (100%) of the Company's Fixed Quarterly Fees (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and zero percent (0%) of the Company's Fixed Quarterly Fees (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests; and

(iv) Finally, with respect to all Residual Assets, eighty percent (80%) of such Residual Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class A Membership Interests, and twenty percent (20%) of such Residual Assets (or any liquidation proceeds therefrom) shall be allocated to holders of Class B Membership Interests.

XII. MISCELLANEOUS PROVISIONS

12.1 Further Assurances. Each Member shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Managing Member reasonably deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any applicable laws, rules and regulations.

12.2 Notices.

(a) Generally. All notices, demands, approvals, consents or requests provided for or permitted to be given pursuant to this Agreement must be in writing, provided that such written notices may be delivered in electronic form.

(b) Manner of Notice. All notices, demands, approvals, consents and requests to be sent to the Company or the Members pursuant to the terms hereof shall be deemed to have been properly given or served, if personally delivered, sent by recognized messenger or next day courier service, or sent by United States mail, facsimile or e-mail transmission to the addresses, facsimile numbers or e-mail addresses listed below or set forth on each Member's Signature Page, and will be deemed received, unless earlier received: (a) if sent by express, certified or registered mail, return receipt requested, when actually received or delivery refused; (b) if sent by messenger or courier, when actually received or refused, provided it is received or refused on the same Business Day; (c) if sent by facsimile or e-mail transmission, on the date sent, with confirmation of transmission; (d) if delivered by hand, on the date of delivery or refusal; and (e) if sent by first-class mail, seven days after it was mailed, unless returned to sender for any reason by the United Stated Postal Service, but not at the request of the addressee. Rejection or other

refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice, demand or request sent.

If to the Company or the Managing Member:	OpenDeal Inc. dba Republic
	149 5th Avenue, Floor 10 New York, NY 10010 Attention: Legal Department Email: legal@republic.co
with a copy to:	Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, New York 10105 Attention: Anthony Ain, Esq. Fax No.: (212) 370-1330 Email: aain@egsllp.com

12.3 Certain Words. For purposes of this Agreement:

(a) the terms "include" or "including" shall mean without limitation;

(b) the terms "hereof", "hereby", "herein", or words of similar import, when used in this Agreement, shall be construed as referring to this Agreement in its entirety rather than to a particular section or provision, unless the context specifically indicates to the contrary; and

(c) the terms used in this Agreement include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other genders.

12.4 Governing Law. This Agreement is made pursuant to and shall be construed in accordance with the internal laws of the State of Delaware, without regard to the principles of the conflicts of laws thereof. In the event of a conflict between any provision of this Agreement and any nonmandatory provision of the Act, the provision of this Agreement shall control and take precedence.

12.5 Amendments. This Agreement may be amended at any time and for any reason by the Managing Member; *provided, however,* that no such amendment shall adversely affect the economic rights of any Member in any material manner without the prior written consent of such Member (or a majority of such Members of the same class calculated by their number of units of Membership). In addition, the Managing Member may change this Agreement (or any schedule or exhibit hereto) to correct any clerical mistake or to correct or supplement any immaterial provision herein or in the Company Certificate which may be inconsistent with any other provision herein or therein, or to correct any printing, stenographic or clerical errors or omissions, which shall not be inconsistent with the provisions of this Agreement or the status of the Company for federal income tax purposes.

12.6 Entire Agreement. This Agreement, together with any schedule or exhibit hereto entered into with Members in connection with their acquisition of Interests, and as the same may be amended from time to time in accordance with the terms hereof, contains the entire agreement among the Members relating to the subject matter hereof and there are no other or further agreements outstanding not specifically mentioned herein. This Agreement supersedes all prior agreements and understandings among the Members related to the Company, including, but not limited to, the Original Agreement.

12.7 References to Days. All references to days in this Agreement mean calendar days unless otherwise provided. Any day or deadline or time period hereunder which falls on a Saturday, Sunday or a non-Business Day shall be deemed to refer to the first Business Day following such Saturday, Sunday or non-Business Day.

12.8 No Waiver. The failure of the Managing Member to insist upon strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure

continues, shall not be a waiver of such Managing Member's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligation hereunder shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation hereunder.

        12.9 <u>Severability</u>. If any term or provision of this Agreement or the performance thereof shall be invalid or unenforceable to any extent, such invalidity or unenforceability shall not affect or render invalid or unenforceable any other provision of this Agreement and this Agreement shall be valid and enforced to the fullest extent permitted by law.

        12.10 <u>Headings</u>. The Article and Section headings appearing in this Agreement are for convenience of reference only and are not intended, to any extent and for any purpose, to limit or define the text of any Article or Section hereof.

        12.11 <u>Counterparts and Execution</u>. This Agreement may be executed in multiple counterparts or joinders, each of which shall be deemed an original Agreement and all of which shall constitute one Agreement between each of the parties hereto on the dates respectively indicated in the signatures of the parties, notwithstanding that all of the parties are not signatories to the original or the same counterpart. Delivery between the parties hereto of a counterpart by facsimile or other electronic (including e-mail/.pdf) transmission shall not in any way impair the validity of such counterpart, and any counterpart so delivered shall be valid and binding as if an original.

        12.12 <u>Rights and Remedies Cumulative</u>. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

        12.13 <u>Venue; Prevailing Party Expenses</u>.

        (a) Each Member: (i) agrees that any legal suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be instituted exclusively in New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York, (ii) waives any objection which such Member may have or hereafter have to the venue of any such suit, action or proceeding, and (iii) irrevocably consents to the jurisdiction of the New York Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding. Each of Member further agrees to accept and acknowledge service of any and all process which may be served in any such suit, action or proceeding in the New York Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and agrees that service of process upon a Member mailed by certified mail to such Member's address shall be deemed in every respect effective service of process upon such Member in any such suit, action or proceeding. This provision does not apply to actions arising under the Securities Act or the Securities Exchange Act of 1934.

        (b) The prevailing party or parties in any action or other adjudicative proceeding arising out of or relating to this Agreement shall be reimbursed by the party or parties who do not prevail for their reasonable attorneys, accountants and experts' fees and related expenses (including reasonable charges for in-house legal liable for a specific amount payable or reimbursable under this <u>Section 12.13</u>, such parties shall be jointly and severally liable therefor.

        12.14 <u>Failure to Exercise, etc</u>. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof; any actual waiver shall be contained in a writing signed by the party against whom enforcement of such waiver is sought. This Agreement shall not be construed for or against any party by reason of the authorship or alleged authorship of any provisions hereof or by reason of the status of the respective parties.

12.15 Waiver of Partition. Each Member hereby irrevocably waives, and no Member shall have the right, and each Member does hereby agree that it shall not seek, to cause a partition of the Company's property whether by court action or otherwise.

12.16 Successors and Assigns. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective successors and assigns.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

MANAGING MEMBER:

OPENDEAL INC.

By: _Kendrick Nguyen_

Name: Kendrick Nguyen
Title: Authorized Person on behalf of
Managing Member

MEMBERS:

The Members (other than the Managing Member) executing the Member Signature Page in the form attached hereto as <u>Exhibit A</u> or <u>Exhibit B</u>, respectively, and delivering the same to the Managing Member or its agents shall be deemed to have executed this Agreement and agreed to the terms hereof.

EXHIBIT A

SIGNATURE PAGE OF A MEMBER
TO THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
REPUBLIC CORE LLC PURSUANT TO SECTION 4.5 THEREOF

The undersigned, desiring to (i) acquire a Class B Membership Interest in Republic Core LLC, a Delaware company ("**Republic Core**"), and in connection therewith to enter into the Limited Liability Company Operating Agreement (the "**Agreement**") of Republic Core, which Agreement is in or substantially in the form furnished to the undersigned, and (iii) be admitted as a Member of Republic Core, hereby agrees to all of the terms of the Agreement and agrees to be bound in all respects by the terms of the Agreement.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Agreement as of _____ ____, 20[ ].

MEMBER:

Name, Address, Fax No. and Social Security No./EIN of Member:

Name:
Address:
Email:
Soc. Sec. No.:

_____

EXHIBIT B

SIGNATURE PAGE OF A MEMBER
TO THE LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
REPUBLIC CORE LLC PURSUANT TO SECTION 9.1 THEREOF

The undersigned, desiring to (i) consummate the transfer of a Class B Membership Interest in Republic Core LLC, a Delaware company ("**Republic Core**"), and in connection therewith to enter into the Limited Liability Company Operating Agreement (the "**Agreement**") of Republic Core LLC, which Agreement is in or substantially in the form furnished to the undersigned, and (ii) be admitted as a Member of Republic Core, hereby agrees to all of the terms of the Agreement and agrees to be bound in all respects by the terms of the Agreement.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Agreement as of _____ _____, 20[ ].

MEMBER:
Name, Address, Fax No. and Social Security
No./EIN of Member:

Name:
Address:
Email:
Soc. Sec. No.:

_____